AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 2005
Registration No. 333-124962

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SECURUS TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4899	20-0673095
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
14651 Dallas Parkway, Suite 600
Dallas, Texas 75254-8815
(972) 277-0300
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
Keith Kelson
Chief Financial Officer
14651 Dallas Parkway, Suite 600
Dallas, Texas 75254-8815
(972) 277-0300
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)
With copies to:
Jorge L. Freeland, Esq.
Jeffrey M. Oshinsky, Esq.
White & Case LLP
200 S. Biscayne Blvd., Suite 4900
Miami, Florida 33131
(305) 371-2700
      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, of 1933, as amended (the “Securities Act”) check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Table of Additional Registrants

	State or Other	Primary Standard
	Jurisdiction of	Industrial	IRS Employer
Exact Name of Subsidiary Registrant as	Incorporation or	Classification	Identification
Specified in Its Charter(1)	Organization	Code Number	Number

T-NETIX, INC	DE	4899	84-1037352
Telequip Labs, Inc.	NV	4899	75-2212916
T-NETIX Telecommunications Services, Inc.	TX	4899	84-1051608
SpeakEZ, Inc.	CO	3669	84-1518202
T-Netix Monitoring Corporation	CO	4899	68-0141093
Evercom Holdings, Inc.	DE	4899	27-0062736
Evercom, Inc.	DE	4899	75-2680266
Evercom Systems, Inc.	DE	4899	75-2722144
Everconnect, Inc.	DE	4899	75-2724447

(1)	The address of the principal executive office for each additional registrant is 14651 Dallas Parkway, Suite 600, Dallas, Texas 75254-8815 and its telephone number is (972) 277-0300. The name and address and telephone number of the agent for service of process for each of the additional registrants is the same as for Securus Technologies, Inc.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 24, 2005
PROSPECTUS
$154,000,000
Securus Technologies, Inc.
Offer to Exchange
        $154,000,000 principal amount of its 11% Second-priority Senior Secured Notes due 2011, which have been registered under the Securities Act of 1993, or the Securities Act, for any and all of its outstanding 11% Second-priority Senior Secured Notes due 2011.

      We are offering to exchange all of our outstanding 11% Second-priority Senior Secured Notes due 2011, which we refer to as the old notes, in exchange for our registered 11% Second-priority Senior Secured Notes due 2011, which we refer to as the exchange notes, and together with the old notes, the notes. We are also hereby offering the subsidiary guarantees of the exchange notes, which are described herein. The terms of the exchange notes are identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933, and therefore, will be freely transferable. Interest on the exchange notes will accrue from March 1, 2005 at 11% per annum, and shall be payable semi-annually on each March 1 and September 1 commencing on September 1, 2005. The notes will mature on September 1, 2011.
      The exchange notes will be issued under, and entitled to the benefits of, the same indenture under which the old notes were issued and will be guaranteed on a joint and several basis by all of our current subsidiaries and our future subsidiaries on an unconditional basis. The notes will be secured by a second-priority lien, subject to certain exceptions and permitted liens, on certain of our and our subsidiary guarantors’ existing and future assets and a pledge of the capital stock of certain of our guarantors.
      The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., Eastern Standard time, on , 2005, unless extended. We do not currently intend to extend the exchange offer.

•	We will exchange all old notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that we have registered under the Securities Act.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	We believe the exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	The exchange offer is subject to customary conditions, which we may waive in our sole discretion, but is not conditioned upon any minimum aggregate principal amount of old notes being tendered.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.
       Investing in the notes involves risks. See “Risk Factors” beginning on page 15.
       Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2005.

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may be accurate only on the date of this prospectus.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

      We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus.
WHERE YOU CAN FIND MORE INFORMATION
      Following completion of this exchange offer, we will be required to file periodic and current reports and other information with the Securities and Exchange Commission, or the SEC. You may read any of our filings and, for a fee, copy any document that we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these documents may also be obtained at prescribed rates from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain the documents that we file electronically from the SEC’s website at http://www.sec.gov. The indenture governing the notes requires us to file periodic reports and other information required to be filed under the Securities Exchange Act of 1934, or the Exchange Act, with the SEC and provide such information to you, upon request, regardless of whether we are subject to the reporting requirements of the Exchange Act. The reports we will file will contain financial information that will be examined and reported on by independent accountants to the extent required by the Exchange Act. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated in and do not constitute part of this prospectus.
      We have filed with the SEC a registration statement on Form S-4 with respect to the exchange notes offered by this prospectus. This prospectus is part of the registration statement and, as permitted by the SEC’s rules, does not contain all of the information presented in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, please be aware that this reference is not necessarily complete and that you should refer to exhibits that are a part of the registration statement for a copy of the contract or other document and a more complete understanding of the contract or document. We refer you to the Form S-4 for further information regarding Securus and the securities offered in this prospectus.
      You can obtain a copy of the indenture, registration rights agreement and other agreements referred to in this prospectus at no charge upon written or oral request directed to: Securus Technologies, Inc., 14651 Dallas Parkway, Suite 600, Dallas, Texas 75254-8815, Attention: Corporate Secretary, telephone (972) 277-0300. To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the expiration date of the exchange offer. The exchange offer will expire at 5:00 p.m., Eastern Time, on                     , 2005, unless we extend the offer. See the caption “The Exchange Offer” for more detailed information.
NOTICE TO NEW HAMPSHIRE RESIDENTS
      Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.
FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are contained throughout this prospectus, for example in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and “Unaudited Pro Forma Financial Data.” Such forward-looking statements reflect, among other things, our current expectations, plans and strategies, and anticipated financial results, all of which are subject to known and unknown risks, uncertainties and factors that may cause our actual results to differ materially from those expressed or implied by these forward-looking statements. Many of these risks are beyond our ability to control or predict. Any statements contained in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. The words “anticipates,” “believes,” “expects,” “intends,” “seeks to,” “plans,” “estimates,” “targets,” “projects,” “should,” “may,” “will” and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions set forth in this prospectus, including the factors described under the heading “Risk Factors.” These risks, uncertainties and other important factors, include, among other things:

•	our substantial amount of debt and our need for a significant amount of cash to service and repay our debt, including the notes;

•	our ability to incur more debt, including secured debt, some or all of which may effectively rank senior to the notes and the guarantees;

•	restrictive covenants in the indenture, our working capital facility and our senior subordinated debt agreements;

•	our financial results are dependent on the success of our billing and bad debt management systems;

•	dependence on third party vendors for our information and billing systems;

•	the integration of Evercom into our business;

•	loss of major partners or customers and recent trends in the inmate telecommunications industry and the risks of government contracts;

•	our ability to protect our proprietary technology;

•	our ability to ensure that we are not infringing on the proprietary technology of other companies;

•	competition in our industry and in the telecommunications industry generally;

•	system failures and security breaches;

•	our ability to adapt successfully to new technologies, to respond effectively to customer requirements or to provide new products and services;

•	our ability to comply with administrative policies and procedures employed by our customers who are federal, state and local governmental entities;

•	control by our equity investors, whose interests may differ from yours or from each other, and who may decide to exit their investment in us;

•	our ability to attract and retain qualified management and other personnel;

•	current challenges to the exclusive provider system;

•	extensive government legislation and regulations that apply to us and the telecommunications industry; and

•	our ability to adapt to changes in state and federal regulations that apply to the inmate telecommunications industry.
      All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.
      Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update any such forward-looking information, whether as a result of new information, future events or otherwise.
SHORTHAND REFERENCES
      In this prospectus, we use the following terms for ease of reference, unless stated otherwise or it is otherwise evident from the context:

•	“Securus,” “our company,” “we,” “us” and “our” each refer to Securus Technologies, Inc. and its subsidiaries on a consolidated basis;

•	“T-Netix” refers to T-NETIX, Inc. and its subsidiaries on a consolidated basis;

•	“Evercom” refers to Evercom Holdings, Inc. and its subsidiaries on a consolidated basis;

•	the “Predecessor” refers to Securus’ predecessor company for the period from January 1, 2000 to March 2, 2004;

•	the “issuer” refers to Securus, as the issuer of the old notes and the exchange notes;

•	“H.I.G.” refers to H.I.G. Capital, LLC and its affiliates;

•	our “equity investors” refers to H.I.G. and the other parties to our stockholders’ agreement. See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions”;

•	“Transactions” refers to the issuance of the old notes, the acquisition of Evercom, the repayment of our then existing bank debt, the procurement of our $30 million working capital facility, the issuance of $40 million of our 17% senior subordinated notes and related warrant financing, the cash equity investment by our equity investors and our payment of the related expenses. See “The Evercom Acquisition,” “Description of the Exchange Notes,” and “Description of Our Other Indebtedness”;

•	“notes” refers to the old notes issued on September 9, 2004 and the exchange notes. See “Description of the Exchange Notes”;

•	“pro forma” or “on a pro forma basis,” when used to describe our operations or financial condition, refers to our operations or financial condition, after giving effect to the acquisition of T-Netix, the consummation of the Transactions and the use of proceeds therefrom as if they had each occurred on January 1, 2004, for the results of operations and the financial condition data.
INDUSTRY AND MARKET DATA
      Industry and market data and other information used throughout this prospectus are based on independent industry publications, government publications, publicly available information, reports by market research firms or other published independent sources. Some data are also based on estimates made by our management, which are derived from their review of internal surveys and industry knowledge. Although we believe these sources are reliable, we have not independently verified the information, and we cannot guarantee its accuracy or completeness.

SUMMARY
      This summary highlights certain information concerning our business and this exchange offer. It does not contain all of the information that may be important to you in deciding whether to participate in the exchange offer. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. You should carefully read the entire prospectus and should consider, among other things, the matters set forth in “Risk Factors” before deciding to participate in the exchange offer.
Our Company
      We are the largest independent provider of inmate telecommunications services to correctional facilities operated by city, county, state and federal authorities and other types of confinement facilities such as juvenile detention centers, private jails and halfway houses in the United States and Canada. We estimate that, as of March 31, 2005, we:

•	derived direct and indirect revenues from approximately 3,200 correctional facilities in the United States and Canada;

•	processed over 16 million calls per month; and

•	provided services, directly and indirectly, to approximately 1.1 million inmates.
      Our business consists of installing, operating, servicing and maintaining sophisticated call processing systems in correctional facilities and providing related services. We typically enter into multi-year agreements (generally three to five years) directly with the correctional facilities in which we serve as the exclusive provider of telecommunications services to inmates. In exchange for the exclusive service rights, we typically pay a negotiated commission to the correctional facility based upon revenues generated by actual inmate telephone use. In addition, on larger contracts we typically have partnered with regional bell operating companies, or RBOCs, local exchange carriers, or LECs, and interexchange carriers, or IXCs, for which we provided our equipment and, as needed, back office support, including call validation and billing and collections services, and charged a fee for such services. Based on the particular needs of the corrections industry and the requirements of the individual correctional facility, we also sell platforms and specialized equipment and services such as law enforcement information management systems, call activity reporting and call blocking.
      The inmate telecommunications industry requires highly specialized systems and related services in order to address the unique needs of the corrections industry. Security and public safety concerns require that correctional facilities have the ability to control inmate access to telephones and certain telephone numbers and to monitor inmate telephone activity. In addition, concerns regarding fraud and the credit quality of the parties billed for inmate telephone usage have led to the development of billing and validation systems and procedures unique to this industry. Inmate telecommunications services in the United States are operated by a large and diverse group of service providers, including RBOCs, LECs and IXCs, such as SBC Communications, MCI and Sprint, and independent public pay telephone and inmate telephone companies.
      We estimate that the inmate telecommunications market opportunity for city, county, state and federal correctional facilities in the United States is approximately $1.7 billion. We estimate that the total direct inmate telecommunications market, excluding intra-industry services, is approximately $1.4 billion. Approximately 58% of this market is directly served by RBOCs, LECs and IXCs, with the remainder of this market served by independent service providers. We believe that we account for approximately 47% of the independent service provider market. Including activities to support our partners, we estimate that our platforms provide services to approximately 1.1 million inmates in city, county, state and federal correctional facilities.
      Our business is conducted primarily through our two principal subsidiaries: T-Netix, which we acquired in March 2004, and Evercom, which we acquired in September 2004.

      For the year ended December 31, 2004, our pro forma revenues were approximately $364.1 million, of which 78% represented direct call provisioning to correctional facilities, 20% represented the provision of Solutions, telecommunications and billing services to RBOC, LEC and IXC partners and 2% represented equipment and hardware sales and other ancillary services. For the three month period ended March 31, 2005, we generated revenues of approximately $91.4 million, 79% of which represented direct call provisioning to correctional facilities and 21% represented the provision of Solutions and telecommunications services to RBOC, LEC and IXC partners.
Our Strengths
Significant Revenues Under Contract with High Renewal Rates
      Correctional facilities typically enter into fixed-term contracts with us for a contract life of approximately three to five years. Approximately 90% of our pro forma 2004 revenues and our actual revenues for the three months ended March 31, 2005 were under fixed-term contracts. As of March 31, 2005, the average remaining life of our fixed-term contracts was more than two years. Further, we have shown consistent success in renewing our contracts when they come up for renewal. During the year ended December 31, 2004, we renewed contracts representing an average of approximately 94% of our annualized direct revenues coming up for renewal during such period. Renewal rates have remained consistent during the three month period ended March 31, 2005. We believe that we are able to achieve high renewal rates as a result of our providing high quality service as well as our customers’ desire to maintain stability in their inmate telecommunications systems. Additionally, the recurring nature and stability of our customer base provides for a high level of visibility in our future revenues.
Positive Corrections Industry Dynamics
      The corrections industry has experienced consistent growth over the past decade as a result of societal and political trends. The number of inmates incarcerated in federal and state prisons and in city and county correctional facilities increased from approximately 1.7 million at December 31, 1995 to approximately 2.1 million at June 30, 2004, representing an annual growth rate of approximately 2.6%. Incarceration rates have historically risen over the last 10 years to approximately 700 inmates per 100,000 residents. We expect the growth in the corrections industry to continue, based on the continuing enactment of anti-crime legislation and limitations on parole and spending authorizations for crime prevention. Accordingly, we believe that our target market will continue to expand, affording us more opportunities for growth.
Industry Leading Bad Debt Systems
      We believe that we are among the industry leaders in limiting our exposure to bad debt expense, which is a leading risk to operating margins in the inmate telecommunications business. In particular, we believe that Evercom is a leader in providing systems to manage bad debt, as evidenced by the growth of its Solutions business, whereby we provide telecommunications product and billing services, bad debt management and other related products and services to RBOCs, LECs and IXCs to support their direct contracts with corrections facilities. Evercom’s Solutions business grew from $2.5 million in revenues in 2001 to approximately $28.8 million in revenues for the year ended December 31, 2004. Over the past two years, both T-Netix and Evercom have implemented initiatives to enhance their systems and reduce their exposure to bad debt. These initiatives include improved identification of unbillable numbers, which represent calls completed where there is no billing address for the called number, improved identification and management of billed parties that represent significant credit risks, increased levels of prepaid revenues, and improved systems to monitor their risks and policies on a real-time basis. Since the implementation of its enhanced bad debt initiatives, T-Netix decreased its bad debt expense as a percentage of direct provisioning revenues from approximately 31% for the first quarter of 2002 to approximately 16% for the year ended December 31, 2004. Similarly, since the inception of its bad debt initiatives, Evercom decreased its direct provisioning bad debt expense as a percentage of direct provisioning revenues from 20% for the year ended December 31, 2001 to approximately 13% for the year ended December 31, 2004.
Diverse Customer Base with Broad Revenue Opportunities
      We serve a broad range of correctional facilities with T-Netix historically serving medium- to large-sized facilities and Evercom historically serving small- to medium-sized facilities. We believe that our acquisition of Evercom provides for a complementary and diverse customer base that allows us to leverage our infrastructure, acquire more data on customer usage patterns, optimize our systems effectively and provides us with a greater ability to cross-sell our services. Additionally, we believe that such a diverse customer base will likely reduce our exposure to customer concentration, as no customer accounted for more than 10% and 11% of our pro forma 2004 revenues and our actual revenues for the three months ended March 31, 2005, respectively, and our five largest customers accounted for approximately 24% and 23% of our pro forma 2004 revenues and our actual revenues for the three months ended March 31, 2005, respectively.
Demonstrated Leadership in Product Innovation
      Our focus on product innovation has allowed us to develop a broad set of products and services to provide a “one-stop” solution for our customers. Our customers rank technology as one of the top reasons for choosing a provider. We believe that we hold one of the broadest intellectual property portfolios in the inmate telecommunications industry, with 80 patents and patent applications owned or exclusively licensed that support our proprietary product offerings and services. We further believe that our key products, such as automated operators, three-way calling detection, bad debt management, and revenue generation solutions, demonstrate our strength in this industry. For example, recently T-Netix successfully settled a patent infringement claim relating to several patents, including our three-way calling detection product, pursuant to which we received a one-time cash payment of $12.0 million from Schlumberger Inc.’s Global Tel*Link business and will receive an ongoing royalty over the remaining life of our affected patents. In addition, we sell our inmate call processing systems to other telecommunications services providers. As a result, we estimate that we are the leading inmate telecommunications platform provider in the United States, either directly through us or indirectly through our telecommunications service provider partners.
Experienced Management Team
      As a result of our historical acquisitions, we have assembled one of the leading management teams in the industry. Our management team has an average of approximately 17 years of experience in the telecommunications industry and has demonstrated the ability to deliver profitable growth while providing high levels of customer satisfaction. Specifically, our management team has:

•	particular expertise in providing superior quality of service to state, county and local correctional facilities;

•	a focus on technology development and product innovation; and

•	a proven record of successful business integrations, including more than 13 acquisitions.
Business Strategy
      Our primary business objectives are to be a high-quality, cost-efficient provider of telecommunications services to correctional facilities in the United States and Canada and to continue to expand our installed base of inmate call processing systems and our provision of products and services. We have developed and are implementing the following strategies to meet these objectives:
Continue to Target the Corrections Industry with Specialized Products and Services
      Our strategy is to retain our focus, intensity and customer service on the corrections industry to enhance relationships with existing clients and to attract new customers. We seek to increase cash flow by providing new and innovative products and services to new and existing customers. We intend to grow our business by working closely with our partners to support their sales, appropriately converting accounts to direct customers to obtain higher gross margin dollars, continuing to win business from our competitors, enhancing customer service and obtaining greater opportunities to sell and cross-sell additional products and services directly to end users. Moreover, in light of the recent trend of large dominant industry telecommunications carriers exiting the direct inmate telecommunications business, we will seek to take advantage of opportunities to procure agreements to provide direct call provisioning services to those correctional facilities currently serviced by such large carriers. We will also seek to leverage our infrastructure and databases in order to address the current and future needs of correctional facilities for additional law enforcement activities and services. As homeland security issues increase and more inmates move among facilities, we intend to expand our business by offering products and services to meet the changing and increasing needs of the industry. See “Risk Factors — Risks Relating to Our Business — A number of our customers individually account for a large percentage of our revenues, and therefore the loss of one or more of these customers could harm our business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends.”
Refine Credit Management Systems
      Our operating strategy is to prudently manage and ultimately lower our bad debt exposure by continuously enhancing our systems and credit management controls in order to maximize earnings. We continually seek to refine our bad debt management systems to predict which billed parties present the highest credit risk and redirect such billed parties to our direct billing or prepayment options. We continuously monitor our experience with billed parties and credit indicators, as well as other general economic conditions, to adjust credit availability and/or block calls. Evercom has implemented an advanced patent pending billing and bad debt management system, which uses proprietary, multi-variable algorithms to monitor exposure to bad debt, that we believe leads the industry in reducing operating costs and affords us a competitive advantage. We plan to leverage Evercom’s advanced bad debt management system to further improve T-Netix’s bad debt management. Additionally, we plan to leverage the data generated by having a broader customer base to further enhance our algorithms and analyses. We may also generate additional revenues by offering our bad debt management systems to our telecommunications services provider partners through our Solutions business.
Capitalize upon Economies of Scale
      We believe that the combination of T-Netix and Evercom provides us with an opportunity to improve our operating efficiencies. We are consolidating all of the departments in both companies, which we believe will yield substantial annual cost savings once all consolidation activities are completed, which we expect to occur during the remainder of 2005 and which will have a full year effect in fiscal 2006. We are redesigning the system architecture of our networks to enable us to provide more specialized products from a single system and realize long-term reductions in overall capital expenditures. In addition, we believe that our existing infrastructure will allow us to operate new and acquired inmate call processing volumes in our existing markets without significant incremental field service, collection, and other general and administrative costs. We also plan to continue to seek cost savings both internally and from our vendors as we grow our business.

Improve Billing and Collections by Utilizing Direct Billing Agreements with LECs
      A principal competitive advantage in our industry is the ability to bill called parties directly through LECs. Direct billing arrangements with LECs can be advantageous because they eliminate the costs associated with third-party billing aggregators, expedite the billing and collection process, increase collectibility and reduce account charge-offs. Third-party billing agreements are utilized by a majority of independent inmate telecommunications companies, including T-Netix. During 2004, Evercom billed approximately 74% of its operating revenues and 89% of its collect call revenues through LEC direct billing agreements. We will seek to leverage these agreements by expanding our relationships to include T-Netix’s business in an effort to enhance our operating results.
History of the Company
      Securus was formed in January 2004. We completed our tender offer for T-Netix’s common stock on March 3, 2004 and our acquisition of Evercom on September 9, 2004.
      T-Netix was incorporated in 1987 as a company engaged in designing, manufacturing, marketing and servicing public pay telephones, including those used in correctional facilities. In 1991, T-Netix shifted its focus towards specialized telecommunications services for the inmate calling market. With its development of the first three-way call detection and prevention technology in the corrections market, T-Netix quickly became known as an innovator in the industry.
      With 17 years in the industry, T-Netix is one of the oldest and, we believe, most widely-known independent providers of inmate telecommunications services to correctional facilities. T-Netix has a history of acquiring industry participants, having acquired three companies since its formation. These acquisitions included TELEQUIP Labs, Inc., a small, strategically based provider of corrections industry telecommunications services and equipment, and Gateway Technologies, Inc., a privately held provider of inmate call processing services (including three-way call detection technology). T-Netix was listed on the Nasdaq National Market under the symbol TNTX from November 1994 to March 3, 2004, when we purchased all of T-Netix’s outstanding common stock for approximately $69 million and repaid approximately $19 million of T-Netix’s indebtedness, primarily with approximately $17 million of T-Netix’s cash on hand.
      On September 9, 2004, we acquired all of the outstanding capital stock of Evercom for a purchase price of approximately $87 million and we repaid approximately $38 million of Evercom’s indebtedness. Our acquisition of Evercom was financed by borrowings under our $30 million working capital facility, the issuance of the old notes, $40 million of 17% senior subordinated notes and a cash equity investment by H.I.G. and other investors who were then stockholders of Evercom. For a more complete description of this acquisition, see “The Evercom Acquisition.”
      Evercom was formed in 1996 in connection with its acquisitions of AmeriTel Pay Phones, Inc. and Talton Telecommunications Corporation, combining the strengths of two recognized independent providers of inmate telecommunications services. Since that time, Evercom has become one of the largest independent service providers in the industry by acquiring 10 additional inmate telecommunications service providers, including Security Telecom, Inc., Correctional Communications Corporation and InVision Telecom, Inc. Beginning in 2001, Evercom changed its management team and initiated a recapitalization of its balance sheet that was completed in February 2003. During this time, Evercom implemented an upgrade to its bad debt management systems. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Evercom.” Evercom’s predecessors have been in the inmate telecommunications industry since 1984.
Corporate Information
      We are a Delaware corporation incorporated in January 2004. Our principal office is located at 14651 Dallas Parkway, Suite 600, Dallas, Texas 75254-8815. Our telephone number is (972) 277-0300.

The Exchange Offer
      On September 9, 2004, we issued $154 million aggregate principal amount of our 11% Second-priority Senior Secured Notes due 2011. We refer to these notes in this prospectus as the “old notes.” We sold the old notes in transactions that were exempt from or not subject to the registration requirements under the Securities Act of 1933, as amended. Accordingly, the old notes are subject to transfer restrictions. Old notes may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in transactions either registered under the Securities Act or exempt from or not subject to the Securities Act registration requirements.
      In connection with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes. Pursuant to that agreement, we agreed to file the registration statement, of which this prospectus is a part, with the SEC and to, among other things, commence the exchange offer promptly following the date that the registration statement became effective. In the exchange offer, you are entitled to exchange your old notes for exchange notes. The exchange notes will be substantially identical to the old notes, will evidence the same debt and will be governed by the same indenture as the old notes. However, based on interpretations of the SEC staff, your exchange notes will be freely tradeable. You should read the discussion under the heading “Exchange Offer — Resale of the Exchange Notes.” For further information about the exchange notes, you should read the discussion under the heading “Description of the Exchange Notes.”
      Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. For further information, please read “Plan of Distribution.”
      If you do not exchange your old notes in the exchange offer, you will no longer be able to require us to register your old notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell or otherwise transfer your old notes unless we have registered your old notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements, or in a transaction not subject to, the Securities Act.
      We have summarized the terms of the exchange offer below. You should read the discussion under the heading “The Exchange Offer” for further information about the exchange offer and the resale of exchange notes.

Expiration	The exchange offer will expire at 5:00 p.m., Eastern Standard time, on , 2005, or such later date and time to which we extend it. We do not currently intend to extend the exchange offer. Pursuant to the terms of the registration rights agreement, the exchange offer must remain open for not less than thirty days (or longer if required by applicable law) after the date that the notice of the exchange offer is mailed to holders of the old notes.

Withdrawal of Tenders	You may withdraw your tender of old notes at any time prior to the expiration of the exchange offer. See “The Exchange Offer — Withdrawal of Tenders” for a more complete description of the withdrawal provisions.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may, but are not required to, waive. However, the exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered. Please read “The Exchange Offer–Conditions to the Exchange Offer” for more information about the conditions to the exchange offer.

Procedures for Tendering Old Notes	If you wish to tender your old notes for exchange pursuant to the exchange offer, you must:

• complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with all other documents required by the letter of transmittal, including your old notes to the exchange agent, at the address set forth on the cover page of the letter of transmittal; or

• arrange for The Depository Trust Company to transmit certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

By tendering your old notes in either manner, you will be representing, among other things, that:

• the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

• you are not participating, do not intend to participate and have no agreement or understanding with any person to participate, in the distribution of exchange notes issued to you in the exchange offer; and

• you are not an “affiliate” of ours, or if you are an affiliate of ours you will comply with the applicable registration and prospectus delivery requirements of the Securities Act.

If a broker, dealer, commercial bank, trust company or other nominee is the registered holder of the notes, we urge you to contact that person or entity promptly to tender your old notes in the exchange offer.

For more information on tendering your old notes, please refer to the sections in this prospectus entitled “The Exchange Offer — Acceptance of Old Notes for Exchange” and “— Procedures for Tendering Old Notes.”

Guaranteed Delivery Procedures	If you wish to tender your old notes and:

• certificates representing your old notes are not lost but are not immediately available,

• time will not permit your letter of transmittal and other required documents to reach the exchange agent on or prior to the expiration date of the exchange offer, or

• the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer,

you must tender your old notes according to the guaranteed delivery procedures described in this prospectus under the caption “The Exchange Offer — Procedures for Tendering Old Notes — Guaranteed Delivery.”

Consequences of Failure to Exchange Old Notes	Old notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

• you do so pursuant to an exemption from the requirements of the Securities Act;

• the old notes are registered under the Securities Act; or

• the transaction requires neither such an exemption nor registration.

After the exchange offer is closed, we will no longer have an obligation to register the old notes.

Resale of New Notes	Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you are acquiring the exchange notes in the ordinary course of your business;

• you are not a broker-dealer who acquired the exchange notes directly from us without compliance with the registration and prospectus delivery provisions of the Securities Act;

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

• you are not our affiliate as defined under Rule 405 of the Securities Act.

Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. Prospectus delivery requirements are discussed in greater detail in the section captioned “Plan of Distribution.”

Any holder of old notes who:

• is our affiliate;

• does not acquire exchange notes in the ordinary course of its business;

• tenders in the exchange offer with the purpose of participating in a distribution of exchange notes; or

• is a broker-dealer that acquired the old notes directly from us must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of exchange notes.

U.S. Federal Income Tax Consequences	We believe that the exchange of old notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Considerations” for a more detailed description of the tax consequences of the exchange offer.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in connection with the exchange offer. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement. See “Use of Proceeds.”

Exchange Agent	The Bank of New York Trust Company, N.A., the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus (including the letter of transmittal) to the exchange agent at the address set forth under “The Exchange Offer — Exchange Agent.”

Fees and Expenses	We will bear all expenses related to the exchange offer. See “The Exchange Offer — Fees and Expenses.”
Summary of Terms of the Exchange Notes
      The terms and covenants of the exchange notes are substantially identical to those of the old notes except that the exchange notes will not have restrictions on transfer or registration rights. The exchange notes will evidence the same debt as the old notes and will be governed by the same indenture under which the old notes were issued. The following summary contains basic information about the exchange notes and is not intended to be complete. It may not contain all of the information that is important to you. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of the Exchange Notes.”

Securities Offered	$154.0 million aggregate principal amount of 11% Second-priority Senior Secured Notes due 2011.

Maturity Date	September 1, 2011.

Interest	11% per annum, payable semi-annually, in arrears on each March 1, and September 1, of each year, commencing on September 1, 2005. Interest on the exchange notes will accrue from March 1, 2005, the date our last interest payment was made.

Guarantees	The exchange notes will be guaranteed, jointly and severally, on a senior secured basis, by all of our current subsidiaries, including T-Netix and Evercom, and, as required by the indenture governing the exchange notes, future domestic restricted subsidiaries and any subsidiary that guarantees our or any of our domestic restricted subsidiaries’ debt.

Ranking	The exchange notes and related guarantees will be our and the subsidiary guarantors’ senior secured obligations, ranking equal in right of payment to all of our and the subsidiary guarantors’ existing and future senior indebtedness, including debt under our working capital facility and the guarantees thereof, junior in priority as to collateral with respect to our and our subsidiary guarantors’ obligations under our working capital facility and any other future obligations secured by a first-priority lien on the collateral and structurally subordinated to all liabilities of any subsidiaries that are not guarantors.

Optional Redemption	Prior to September 1, 2008, we may redeem all, but not less than all, of the exchange notes at a redemption price equal to 100% of the principal amount plus a “make-whole” premium, and plus any accrued and unpaid interest to the date of redemption.

Thereafter, we may redeem all or part of the exchange notes at any time at the redemption prices set forth in the section “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

In addition, prior to September 1, 2007, we may redeem up to 35% of the aggregate principal amount of the exchange notes with the proceeds of certain sales of our equity securities at 111% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of the Exchange Notes — Optional Redemption.”

Change of Control	If we experience a Change of Control (as defined under “Description of the Exchange Notes — Change of Control”), we will be required to make an offer to repurchase the exchange notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to, but excluding, the date of repurchase. See “Description of the Exchange Notes — Repurchase at the Option of Holders upon a Change of Control.”

Collateral	The exchange notes and the guarantees will be secured by second-priority liens on:

• substantially all of our and our subsidiary guarantors’ tangible and intangible assets, except for current assets (including accounts receivable and inventory and any proceeds thereof) and those assets excluded as collateral under our working capital facility; and

• the capital stock of certain of our subsidiaries, including T-Netix and Evercom (but only to the extent, as to any subsidiary, that such a pledge of capital stock does not give rise to reporting requirements on the part of such subsidiary under the rules of the Securities and Exchange Commission or any other governmental authorities). See “Description of the Exchange Notes — Limitations on Stock Collateral.”

Excess Cash Flow	Within 120 days following the end of the twelve-month period ending December 31 of each year beginning with the twelve-month period ending December 31, 2005, we must use a portion of our excess cash flow to offer holders of the exchange notes the opportunity to sell us a pro rata portion of their exchange notes at a purchase price in cash equal to the lesser of (i) 104% and (ii) the then applicable redemption price of the exchange notes, in each case of their principal amount plus accrued and unpaid interest to the date of purchase. See “Description of the Exchange Notes — Excess Cash Flow.”

Intercreditor Agreement	Pursuant to an intercreditor agreement, the liens securing the exchange notes are expressly second in priority to all liens that secure our working capital facility and future indebtedness incurred to replace or refinance our working capital facility in accordance with the terms of the indenture governing the exchange notes. Pursuant to the intercreditor agreement, the second-priority liens securing the exchange notes may not be enforced at any time when the obligations secured by the first-priority lien are outstanding, subject to certain limited exceptions. The holders of the first-priority liens will receive all proceeds from any realization on the collateral until the obligations secured by the first-priority liens are paid in full. See “Description of the Exchange Notes — Security for the Notes.”

Restrictive Covenants	The indenture governing the exchange notes contains certain covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• pay dividends on, redeem or repurchase capital stock, make payments on subordinated debt or make certain investments;

• place limitations on distributions from restricted subsidiaries;

• issue capital stock of restricted subsidiaries;

• sell assets;

• enter into certain types of transactions with affiliates;

• engage in unrelated businesses;

• create liens;

• engage in sale-leaseback transactions; and

• consolidate, merge or sell all or substantially all of our assets.

In addition, certain covenants require us to maintain a specified fixed charge coverage ratio (tested on a quarterly basis).

These covenants are subject to a number of important qualifications and exceptions. See “Description of the Exchange Notes — Certain Covenants.”

Absence of a Public Market for the Exchange Notes	The exchange notes will be a new issue of debt securities of the same class as the old notes and will generally be freely transferable. Notwithstanding the foregoing, we cannot assure you as to the development of an active trading market for the exchange notes or their liquidity. We do not intend to apply for listing of the exchange notes on any securities exchange or any automated quotation system.

Risk Factors
      Participating in the exchange offer, and therefore investing in the exchange notes, involves substantial risk. See “Risk Factors” section of this prospectus for a description of the material risks you should consider before investing in the exchange notes.

Summary Historical and Pro Forma Financial Information
(Dollars in millions)
      The following tables set forth summary historical statement of operations data for (i) T-Netix, our predecessor, for the period from January 1, 2004 to March 2, 2004; (ii) Evercom, for the period from January 1, 2004 to September 8, 2004; (iii) Securus, after giving effect to the acquisition of T-Netix and the consummation of the Transactions, for the period from January 12, 2004 (inception) to December 31, 2004; and (iv) Securus, for the three month period ended March 31, 2005. The summary unaudited pro forma combined financial and other operating data for, and as of, the year ended December 31, 2004, is adjusted to give effect to the acquisition of T-Netix on March 3, 2004 and the consummation of the Transactions on September 9, 2004 and have been derived from (i) the audited consolidated financial statements of Securus, appearing elsewhere in this prospectus, which, with respect to the statement of operations data, give effect to the acquisition of T-Netix and the consummation of the Transactions as if they had occurred as of January 1, 2004; (ii) the audited financial statements of T-Netix from January 1, 2004 to March 2, 2004; and (iii) the unaudited financial statements of Evercom included elsewhere in this prospectus and the books and records of Evercom with respect to the period from January 1, 2004 to September 8, 2004. In the opinion of management, the financial information provided herein reflects all adjustments necessary for a fair presentation of the data for the periods presented. The unaudited pro forma combined financial and other data does not purport to represent what our results would have been if the acquisition of T-Netix and the consummation of the Transactions had occurred as of such date or what such results will be for future periods. The historical balance sheet data as of March 31, 2005 and the statement of operations and other financial data for the three month period ended March 31, 2005 is derived from Securus’ unaudited consolidated financial statements appearing elsewhere in this prospectus. The information set forth below should be read in conjunction with the information under “Unaudited Pro Forma Financial Data,” “Selected Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Evercom” and the consolidated financial statements and related notes and other financial information included elsewhere herein.
Securus Technologies, Inc.

						Combined
	T-Netix		Securus	Pro Forma		Pro Forma	Securus
	(Predecessor)	Evercom	(Successor)	Adjustments		As Adjusted	(Successor)

			Period from				(unaudited)
			January 12,
	Period from	Period from	2004				Three
	January 1,	January 1,	(inception)			For the Year	Months
	2004 to	2004 to	to			Ended	Ended
	March 2,	September 8,	December 31,			December 31,	March 31,
	2004	2004	2004			2004	2005

Statement of Operations Data:
Operating revenues	$17.4	$173.3	$173.4			$364.1	$91.4
Cost of service	11.4	135.5	130.9			277.8	70.7
Selling, general and administrative(1)	3.6	18.3	27.5			49.4	11.4
Depreciation and amortization	1.6	8.7	13.2	1.7(5)		25.2	5.4
Impairment of assets	0.3	—	50.6			50.9	—
Other operating expenses(2)	5.3	2.6	5.6			13.5	—

Income (loss) from operations	(4.8)	8.2	(54.4)	(1.7	)(5)	(52.7)	3.9
Other Income (Expense):
Restructuring, transaction expenses and other charges(3)	(5.4)	(1.3)	(1.0)			(7.7)	—
Interest and other expenses, net	(2.2)	(2.6)	(14.0)	(6.9	)(5)	(25.7)	(6.7)

Income (loss) from continuing operations before income taxes	(12.4)	4.3	(69.4)	(8.6)		(86.1)	(2.8)
Income tax expense (benefit)	(2.6)	1.0	(12.7)	(18.4	)(5)	(32.7)	0.6

Net Income (loss) from continuing operations	$(9.8)	$3.3	$(56.7)	$9.8		$(53.4)	$(3.4)

Other Pro Forma Combined Financial Data:
Total Telecommunications services revenues	7.6	—	30.3			37.9	7.7
Total Direct Provisioning revenues(4)	9.7	152.5	120.9			283.0	72.0
Total Solutions services revenues	—	19.3	18.5			37.7	11.3
Total Equipment and Other revenues	0.2	1.6	3.7			5.5	0.4

As of
March 31, 2005
(unaudited)
Balance Sheet Data:
Cash and cash equivalents, and restricted cash	$1.6
Total current assets	74.5
Net plant, property & equipment	35.9
Total assets	269.0
Total long-term debt (including current portion)(6)	196.8
Stockholders’ equity (deficit)	(26.3)

(1)	Includes research and development expenses.

(2)	Includes gain on sale of assets, loss on debt extinguishment and compensation expense on employee options and restricted stock, including compensation expense of $4.1 million due to option payments made by us in connection with our acquisition of T-Netix for the period from January 1, 2004 to March 2, 2004.

(3)	Includes (a) one-time charges related to Evercom’s exchange offer and reorganization for the year ended December 31, 2003, (b) one-time transaction expenses incurred by T-Netix related to our purchase of T-Netix for the year ended December 31, 2004, and (c) expenses incurred by Evercom related to the Transactions.

(4)	Includes revenues from T-Netix’s direct provisioning business and Evercom’s direct provisioning business, as well as Evercom’s Information Manager product and payphone operations.

(5)	See “Unaudited Pro Forma Financial Data” for an explanation of this pro forma adjustment.

(6)	Represents total long-term debt of $203.1 million before considering $3.4 million of original issue discount, or OID, and $2.9 million of fair value attributable to warrants issued in connection with our senior subordinated debt and warrant financing. See “Description of Our Other Indebtedness — Senior Subordinated Notes.”

RISK FACTORS
      You should carefully consider the risks described below, together with all of the other information contained in this prospectus, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations or cash flow. Any of the following risks could materially and adversely affect our financial condition or results of operations. In such case, you may lose all or part of your original investment.
Risks Related to the Exchange Offer and the Exchange Notes

If you do not properly tender your old notes, your ability to transfer your old notes will be adversely affected.
      We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after the exchange offer expires, you may continue to hold old notes that are subject to the existing transfer restrictions.

If you do not exchange your old notes, they may be difficult to resell.
      It may be difficult for you to sell the old notes that are not exchanged in the exchange offer since any old notes not exchanged will remain subject to the restrictions on transfer provided for under the Securities Act. These restrictions on transfer of your old notes exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for the new notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

•	to us (upon redemption of the notes or otherwise);

•	pursuant to an effective registration statement under the Securities Act;

•	so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act to a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A;

•	outside the United States to a foreign person pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation S under the Securities Act;

•	pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or

•	pursuant to another available exemption from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.
Except as proved in this exchange offer, we do not intend to register the old notes under the Securities Act. To the extent any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes that remain outstanding after the exchange offer could be adversely affected due to a reduction in market liquidity.

We have a substantial amount of debt outstanding and have significant interest payments.
      We have a significant amount of debt outstanding. As of March 31, 2005, we had $203.1 million of long-term debt outstanding before considering $3.4 million of OID on our second-priority senior secured notes and $2.9 million of fair value attributable to warrants issued in connection with our senior subordinated debt financing, each of which are reflected as discounts to our outstanding long-term debt on our financial statements. As of March 31, 2005, we had a stockholders’ deficit of $26.3 million.
      Our substantial debt could have important consequences for you. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, future business opportunities and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	make it more difficult for us to satisfy our obligations with respect to the notes and our other debt obligations;

•	limit our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes;

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates;

•	place us at a competitive disadvantage compared to our competitors which may have less debt; and

•	prevent us from raising the funds necessary to repurchase notes tendered to us if there is a change of control, which would constitute a default under the indenture governing the notes and our working capital facility.
      We cannot assure you that we will generate sufficient cash flow to service and repay our debt and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our markets. If we cannot meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing our debt, which would allow the lenders under our working capital facility to declare all borrowings outstanding to be due and payable, which would in turn trigger an event of default under the indenture and the agreements governing the senior subordinated debt. In addition, our lenders could compel us to apply all of our available cash to repay our borrowings. If the amounts outstanding under our working capital facility or the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders, including you as a noteholder. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms or at all. Any failure to do so on commercially reasonable terms could have a material adverse effect on our business, operations and financial condition.

We may be able to incur more debt, including secured debt, and some or all of this debt may effectively rank senior to the notes and the guarantees.
      Subject to the restrictions in our working capital facility, the indenture governing the notes and the senior subordinated debt financing agreements, we may be able to incur additional debt, including secured debt that would effectively rank senior to the notes. As of March 31, 2005, we would have been able to incur approximately $19.3 million of additional secured debt under our working capital facility. Although the terms of our working capital facility, the indenture and our senior subordinated debt financing agreements contain restrictions on our ability to incur additional debt, these restrictions are subject to a number of important exceptions. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt, would likely increase.

There may not be sufficient collateral to pay all or any of the notes.
      Indebtedness under our senior secured credit facility (referred to herein as the “First-Priority Lien Obligations”) is secured by a first-priority lien on substantially all of our and our subsidiary guarantors’ tangible and intangible assets, except for certain excluded collateral (such as hedging agreements and, as of the issue date of the notes, any real estate interests). The notes are secured by a second-priority lien on only a portion of the assets that secure the First-Priority Lien Obligations. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or any future domestic subsidiary, the assets that are pledged as shared collateral securing the First-Priority Lien Obligations and the notes must be used first to pay the First-Priority Lien Obligations, as well as any other obligation secured by a priority lien on the collateral, in full before making any payments on the notes.
      At March 31, 2005, $5.0 million of senior indebtedness (excluding the old notes and related guarantees) constituting First-Priority Lien Obligations were outstanding and approximately $19.3 million of First-Priority Lien Obligations could have been borrowed under our working capital facility.
      Certain of our assets, such as our accounts receivable and inventory and any proceeds thereof, are not part of the collateral securing the old notes or the exchange notes, but do secure the First-Priority Lien Obligations. With respect to those assets that are not part of the collateral securing the old and exchange notes but which secure other obligations, the old notes are and the exchange notes will be effectively junior to these obligations to the extent of the value of such assets. There is no requirement that the lenders under the First-Priority Lien Obligations first look to these excluded assets before foreclosing, selling or otherwise acting upon the collateral shared with the old or the exchange notes.
      No appraisals of any collateral have been prepared in connection with the exchange offering. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition and other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes, in full or at all, after first satisfying our obligations in full under the First-Priority Lien Obligations and any other obligations secured by a priority lien on the collateral.
      Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the old note or the exchange notes. Any claim for the difference between the amount, if any, realized by holders of such notes from the sale of the collateral securing the old and exchange notes and the obligations under such notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

Holders of exchange notes will not control decisions regarding collateral.
      The holders of the First-Priority Lien Obligations control substantially all matters related to the collateral securing the First-Priority Lien Obligations and the notes. ING Capital LLC, the administrative agent under the security agreements governing the collateral, is one of the principal lenders under our working capital facility. The holders of the First-Priority Lien Obligations may cause the administrative agent to dispose of, release or foreclose on, or take other actions with respect to the shared collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes. The security documents generally provide that, so long as the First-Priority Lien Obligations are in effect, the holders of the First-Priority Lien Obligations may change, waive, modify or vary the security documents without the consent of the holders of the notes, provided that any such change, waiver or modification does not disproportionately affect the rights of the holders of the notes and not the other secured creditors in a like or similar manner. Furthermore, as long as no event of default under the indenture governing the notes has occurred, the security documents generally allow us and our subsidiaries to remain in possession of, retain exclusive control over, to freely operate, and to collect, invest and dispose of any income from, the collateral securing the notes. See “Description of the Notes — Security for the Notes.”

The capital stock securing the notes will automatically be released from the second-priority lien and no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements for any of our subsidiaries (including T-Netix and Evercom) with the SEC.
      The indenture governing the notes and the security documents provide that, to the extent that separate financial statements of any of our subsidiaries (including T-Netix and Evercom) would be required by the rules of the SEC (or any other governmental agency) due to the fact that such subsidiary’s capital stock or other securities secure the notes, then such capital stock or other securities will automatically be deemed not to be part of the collateral securing the notes to the extent necessary to not be subject to such requirement. As a result, holders of the notes could lose a portion of their security interest in the capital stock or other securities while any such rule is in effect. On the date of issuance of the old notes, the provisions described above had the effect of limiting the amount of capital stock of T-Netix and Evercom that constitutes collateral to, in each case, 19.9% of the outstanding capital stock.

The indenture and our working capital facility contain covenants that limit the discretion of our management in operating our business and could prevent us from capitalizing on business opportunities and taking other corporate actions.
      The indenture, our working capital facility and our senior subordinated debt financing agreements impose significant operating and financial restrictions on us. These restrictions effectively limit or restrict, among other things, our and most of our subsidiaries’ ability to:

•	incur additional debt and issue preferred stock;

•	make restricted payments, including paying dividends on, redeeming, repurchasing or retiring our capital stock;

•	make investments and prepay or redeem debt;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends, make loans or transfer assets to us;

•	create liens;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	engage in transactions with affiliates;

•	engage in sale and leaseback transactions;

•	make capital expenditures;

•	engage in business other than telecommunications businesses; and

•	consolidate or merge.
      In addition, the indenture governing the notes, our working capital facility and our senior subordinated debt financing agreements require, and any future credit facilities may require, us to comply with specified financial covenants, including, in each case, interest coverage ratios and, in the case of our working capital facility, minimum levels of earnings before interest, taxes and depreciation, or EBITDA, and capital expenditure limits. Our ability to comply with these covenants may be affected by events beyond our control. Furthermore, the indenture governing the notes requires us to use a significant portion of our cash generated from operations to make an offer to purchase notes on a pro rata basis. The restrictions contained in the indenture, our working capital facility and our senior subordinated debt financing agreements could:

•	limit our ability to plan for or react to market conditions, meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, enter into acquisitions or engage in other business activities that would be in our interest.

      A breach of any of the covenants contained in our working capital facility, or in any future credit facilities, or our inability to comply with the financial ratios could result in an event of default, which would allow the lenders to declare all borrowings outstanding to be due and payable, which would in turn trigger an event of default under the indenture. In addition, our lenders could compel us to apply all of our available cash to repay our borrowings. If the amounts outstanding under our working capital facility or the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders, including you as a noteholder.

We are a holding company and we may not have access to sufficient cash to make payments on the notes. In addition, the notes are effectively subordinated to the liabilities of our subsidiaries.
      Securus Technologies, Inc., the issuer of the notes, is a holding company with no direct operations. Its principal assets are the equity interests it holds, directly and indirectly, in its subsidiaries. Since all of our operations are conducted through our subsidiaries, our ability to service our indebtedness, including the notes, will be dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds, by our subsidiaries to us. Our subsidiaries are legally distinct from us and have no obligation to pay amounts due on our debt or to make funds available to us for such payment. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to various restrictions, including restrictions under our working capital facility more fully described below. In addition, the ability of our subsidiaries to make such payments or advances to us may be limited by the laws of the relevant states in which our subsidiaries are organized or located, including, in some instances, by requirements imposed by state regulatory bodies that oversee the telecommunications industry in such states. In certain circumstances, the prior or subsequent approval of such payments or advances by our subsidiaries to us is required from such regulatory bodies or other governmental entities. The notes, therefore, without giving effect to any guarantees of the notes, will be effectively subordinated to creditors (including trade creditors) of our subsidiaries. Although the indenture will contain limitations on the amount of additional indebtedness that we and our restricted subsidiaries may incur, the amounts of such indebtedness could be substantial and such indebtedness may be First-Priority Lien Obligations. In addition, each of our subsidiaries has other liabilities, including contingent liabilities (including the guarantee obligations under our working capital facility and the senior subordinated debt financing) that may be significant.
      In addition, our working capital facility restricts all payments from our subsidiaries to us during the continuance of a payment default and also restricts payments to us for a period of up to 180 days during the continuance of a non-payment default.
      Our working capital facility is, and future credit facilities may be, guaranteed by our domestic restricted subsidiaries. Although the indenture contains limitations on the amount of additional indebtedness that we and our restricted subsidiaries may incur, the amounts of such indebtedness could be substantial and such indebtedness may be secured. As of March 31, 2005, we would have been able to incur approximately $19.3 million of additional secured debt constituting First-Priority Lien Obligations under our working capital facility.

U.S. bankruptcy or fraudulent conveyance law may interfere with the payment of the notes and the guarantees and the enforcement of the security interests.
      Our incurrence of debt, such as the notes and the guarantees, as well as the security interests related to the notes and the guarantees, may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy proceeding or lawsuit is commenced by or on behalf of our unpaid creditors. Under these laws, if in such a proceeding or lawsuit a court were to find that, at the time we incurred debt (including debt represented by the notes and the guarantees),

•	we incurred such debt with the intent of hindering, delaying or defrauding current or future creditors; or

•	we received less than reasonably equivalent value or fair consideration for incurring such debt and we:

•	were insolvent or were rendered insolvent by reason of any of the transactions;

•	were engaged, or about to engage, in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business;

•	intended to incur, or believed that we would incur, debts beyond our ability to pay as these debts matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes); or

•	were defendants in an action for money damages or had a judgment for money damages entered against us (if, in either case, after final judgment such judgment is unsatisfied);
then that court could avoid or subordinate the amounts owing under the notes to our presently existing and future debt, void or decline to enforce the security interest and take other actions detrimental to you.
      The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt:

•	the sum of its debts (including contingent liabilities) was greater than its assets, at fair valuation;

•	the present fair saleable value of its assets was less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they became absolute and mature; or

•	it could not pay its debts as they became due.
      We cannot predict what standards a court would use to determine whether we or our subsidiary guarantors were solvent at the relevant time, or whether the notes, the guarantees or the security interests would be avoided or further subordinated on another of the grounds set forth above. In rendering their opinions in connection with the transactions, our counsel will not express any opinion as to the applicability of federal or state fraudulent transfer and conveyance laws.

We may be unable to repurchase the notes upon a change of control as required by the indenture.
      Upon the occurrence of a change of control as specified in “Description of the Exchange Notes,” we will be required to make an offer to repurchase all notes. In addition, the agreements governing any of our future senior indebtedness may contain prohibitions of certain events that would constitute a change of control or require such senior indebtedness to be repurchased or repaid upon a change of control. Moreover, the exercise by the holders of their right to require us to repurchase the notes could cause a default under such agreements, even if the change of control itself does not, due to the financial effect of such repurchase on us. Under any of these circumstances, we cannot assure you that we will have sufficient funds available to repay all of our senior debt and any other debt that would become payable upon a change of control and to repurchase the notes. Our failure to purchase the notes would be a default under the indenture, which would in turn trigger a default under our working capital facility. We would need to refinance our working capital facility or cure the default thereunder, before making the change of control offer.
      The definition of change of control includes a phrase relating to the sale or other transfer of “all or substantially all” of our assets. There is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of our assets, and therefore it may be unclear as to whether a change of control has occurred and whether the holders of the notes have the right to require us to repurchase such notes.

Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.
      The right of the administrative agent to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us or any of our subsidiaries prior to or possibly even after the administrative agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the administrative agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the administrative agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have “unsecured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “unsecured claims” during the debtor’s bankruptcy case.

Rights of holders of notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.
      The security interest in the collateral securing the notes includes assets, both tangible and intangible, whether now owned or acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the administrative agent will monitor, or that we will inform the trustee or the administrative agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

An active trading market for the exchange notes may not develop, which could reduce their value.
      The exchange notes will be a new issue of debt securities of the same class as the old notes and will generally be freely transferable. Notwithstanding the foregoing, a liquid market may not develop for the exchange notes and you may not be able to sell your exchange notes at a particular time, as we do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. In addition, the trading prices of exchange notes could be subject to significant fluctuations in response to variations in quarterly operating results, government regulations, demand for telecommunications services, general economic conditions and various other factors. The liquidity of the trading market in the exchange notes and the market price quoted for the exchange notes may also be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, an active trading market may not develop for the exchange notes. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all.

The notes may be deemed to be contingent payment debt instruments.
      The notes are subject to a contingency (described in “Description of the Exchange Notes — Excess Cash Flow”) in that a portion of them may be repaid prior to their stated maturity with excess cash generated by our operations. See “Description of the Exchange Notes — Excess Cash Flow.” As such, they are likely to be treated as indebtedness subject to special U.S. tax rules applicable to contingent payment debt obligations. Consequently, original issue discount will be included (as ordinary interest income) in the gross income of a U.S. holder of notes for U.S. federal income tax purposes in advance of the receipt of cash payments on the notes, and upon the sale of the notes a U.S. holder may recognize ordinary, rather than capital, gain or loss. See “Material U.S. Federal Income Tax Considerations.”
Risk Relating to Our Business

Our financial results are dependent on the success of our billing and bad debt management systems.
      The inmate telecommunications business is subject to significant risk of bad debt or uncollectible accounts receivable. In addition, our Solutions business is particularly sensitive to variations in bad debt expense because we typically take full ownership of bad debt of our customers while in turn earning a fee for those services equal to a contractual percentage of our customers’ revenues. Most calls are collect calls paid by the called or billed party. Historically, such billed party’s ability to pay for collect calls has been tied to the economic conditions, and unemployment rates in particular, that exist in their community. Our exposure to bad debt risk increases as unemployment rises and the economy worsens. In other cases, the billed party may still be unable or unwilling to pay for the call.
      We principally bill for our direct and Solutions services through LECs and, in the case of a small portion of our services, through billing aggregators, which aggregate our charges with other service providers and bill through the applicable LEC. Our agreements with the LECs and the billing aggregators specify that the LECs get paid their portion of a bill prior to ours and we share the remaining risk of nonpayment with other non-LEC service providers. In certain circumstances, LECs are unable to trace the collect call to a proper billed number and the call is unbillable. We are also subject to the risks that the LEC decides not to charge for a call on the basis of billing or service error and that we may be unable to retain our current billing collection agreements with LECs, many of which are terminable at will. Furthermore, an important part of our strategy is to leverage Evercom’s billing agreements with LECs to T-Netix’s business in order to realize cost savings, which we may not be able to achieve.
      There is a significant lag time (averaging six to nine months) between the time a call is made and the time we learn that the billed party has failed to pay for a call and, in the interim period, we typically do not have visibility as to actual collection results. During this period, we may continue to extend credit to the billed party prior to terminating service and thus increase our exposure to bad debt. Additionally, because of the significant lag time, deteriorating trends in collection rates may not be immediately visible and bad debt may therefore increase prior to our ability to adjust our algorithms and reduce credit limits. We seek to minimize our bad debt expense by using multi-variable algorithms to adjust our credit policies and billing. We cannot be sure that our algorithms are accurate or will remain accurate as circumstances change. Moreover, to the extent we overcompensate for bad debt exposure by limiting credit to billed parties, our revenues and profitability may decline as fewer calls are allowed to be made. To the extent our billing and bad debt management systems are less than effective or we are otherwise adversely affected by the foregoing factors, our financial position, results of operations and ability to make payments on the notes may be materially adversely affected.

We are dependent on third party vendors for our information and billing systems.
      Sophisticated information and billing systems are vital to our ability to monitor and control costs, bill customers, process customer orders, provide customer service and achieve operating efficiencies. We currently rely on internal systems and third party vendors to provide all of our information and processing systems. Some of our billing, customer service and management information systems have been developed by third parties for us and may not perform as anticipated. In addition, our plans for developing and implementing our information and billing systems rely substantially on the delivery of products and services by third party vendors. Our right to use these systems is dependent upon license agreements with third party vendors. Some of these agreements are cancelable by the vendor, and the cancellation or nonrenewable nature of these agreements could impair our ability to process orders or bill our customers. Since we rely on third party vendors to provide some of these services, any switch in vendors could be costly and could affect operating efficiencies.

We may face challenges in integrating Evercom and may not realize the expected benefits of the acquisition.
      Our future success, and our ability to pay interest and principal on the notes, will depend in part on our ability to integrate Evercom into our business. Every acquisition involves integrating the operations of two separate and distinct companies and management teams as well as implementing our operating and growth strategies. The acquisition and integration of Evercom involves a number of special risks including:

•	failure of Evercom to achieve the results we expect;

•	potential disruption of our business;

•	greater demands on our management and administrative resources;

•	difficulties and unexpected costs in integrating Evercom’s operations, personnel, services, technologies and other systems;

•	possible unexpected loss of key employees, customers and suppliers;

•	unanticipated liabilities and contingencies of Evercom; and

•	failure to achieve expected cost savings.
      In addition, we have experienced, and may continue to experience, difficulties in integrating Evercom into our business. We have required a significant amount of personnel to assume additional responsibilities, which has placed an increased burden on our remaining personnel. In some cases we have lost personnel that we had intended to retain. We have also experienced difficulties and delays in integrating Evercom’s and T-Netix’s accounting systems. If we are unable to integrate or manage Evercom successfully, we may not realize our anticipated revenue growth or cost savings, which may result in reduced profitability or operating losses and may materially and adversely affect our business, financial condition and results of operations.

A number of our customers individually account for a large percentage of our revenues, and therefore the loss of one or more of these customers could harm our business.
      If we lose existing customers and do not replace them with new customers, our revenues will decrease and may not be sufficient to cover our costs. For the year ended December 31, 2004 and the three months ended March 31, 2005, AT&T accounted for approximately 9.6% of our total pro forma revenues and 10.7% of our actual revenues and our top five customers accounted for approximately 24% of our total pro forma revenues and 23% of our actual revenues for such periods. If we lose one or more of these customers, our revenues will be adversely affected, which could harm our business.
      We have also been advised that large industry participants Verizon and AT&T have determined to depart the inmate telecommunications business in the immediate future. During 2004, Verizon and AT&T were our two largest telecommunications services customers and, AT&T was our largest Solutions customer. These anticipated departures continue the recent trend of large dominant telecommunications carriers exiting the direct inmate telecommunications business. As a result of this trend, we anticipate that the high revenue margins associated with our telecommunications services product line will continue to decline and that the master agreements we have in place with these RBOCs and IXCs will not be renewed upon expiration. Although we expect to seek to procure agreements to provide direct call provisioning services to those correctional facilities previously serviced by these large carriers, there can be no assurances that we will be able to obtain such contracts or that the up-front costs we may be required to absorb to obtain any such contracts will not be prohibitive. Any failure to obtain direct contracts with correctional facilities previously serviced by such carriers could have an adverse effect on our results of operations. During the period from January 12, 2004 to December 31, 2004, we recognized a non-cash impairment charge of $50.6 million as a result of these announcements and the anticipated continued reduction in our telecommunications services and Solutions businesses. No impairment charge was recognized during the three month period ended March 31, 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends.”

Our success depends on our ability to protect our proprietary technology and ensure that our systems are not infringing on the proprietary technology of other companies.
      Our success depends to a significant degree on our protection of our proprietary technology, particularly in the areas of three-way call prevention, automated operators, bad debt management, revenue generation and architecture restructuring. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. Although we have taken steps to protect our proprietary technology, they may be inadequate. We rely on a combination of patent and copyright law and contractual restrictions to establish and protect our proprietary rights in our systems. However, existing trade secret, patent, copyright and trademark laws offer only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use trade secrets or other information we regard as proprietary. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive, involve a high degree of risk, and adversely affect our relationships with our customers.
      We cannot assure you that a third party will not accuse us of infringement on their intellectual property rights. Any claim of infringement could cause us to incur substantial costs defending against that claim, even if the claim is not valid, and could distract our management from our business. A party making a claim also could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could have a material adverse effect on our business, operating results and financial condition.

We may not be able to adapt successfully to new technologies, to respond effectively to customer requirements or to provide new products and services.
      The telecommunications industry, including inmate telecommunications, is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. Technological developments may reduce the competitiveness of our services and require unbudgeted upgrades, significant capital expenditures and the procurement of additional services that could be expensive and time consuming. To be competitive, we must develop and introduce product enhancements and new products. New products and new technology often render existing information services or technology infrastructure obsolete, excessively costly, or otherwise unmarketable. As a result, our success depends on our ability to create and integrate new technologies into our current products and services and to develop new products. If we fail to respond successfully to technological changes or obsolescence or fail to obtain access to important new technologies, we could lose customers and be limited in our ability to attract new customers or sell new services to our existing customers. The failure to adapt to new technologies could have a material adverse effect on our business, financial condition and results of operations.
      The successful development of new services, which is an element of our business strategy, is uncertain and dependent on many factors, and we may not generate anticipated revenues from such services. In addition, as telecommunications networks are modernized and evolve from analog-based to digital-based systems, certain features offered by us may diminish in value. We cannot guarantee that we will have sufficient technical, managerial or financial resources to develop or acquire new technology or to introduce new services or products that would meet our customers’ needs in a timely manner.

Our business could be adversely affected if our products and services fail to perform or be performed properly.
      Products as complex as ours may contain undetected errors or “bugs,” which could result in product failures or security breaches. Any failure of our systems could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Claims could be widespread, as in the case of class actions filed on behalf of inmates or the called parties of the inmates. Although we maintain general liability insurance, including coverage for errors and omissions, we cannot assure you that our existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The occurrence of product failures or security breaches could result in a loss of data to us or our customers, which could cause a loss of revenues and other financial risks, failure to achieve acceptance, diversion of development resources, injury to our reputation, damages to our efforts to build brand awareness or legal claims being brought against us, any of which could have a material adverse effect on our market share, operating results or financial condition.

System failures could cause delays or interruptions of service and security breaches, which could cause us to lose customers.
      To be successful, we will need to continue to provide our customers with reliable service. Some of the events that could adversely affect our ability to deliver reliable service include:

•	physical damage to our network operations centers;

•	disruptions beyond our control;

•	breaches of our security systems;

•	power surges or outages; and

•	software defects.
System failures or security breaches may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur unexpected expenses, as well as increase our exposure to claims for damages for contractual outage payments.

We are dependent on the telecommunications industry, which subjects our business to risks affecting the telecommunications industry generally.
      Although we focus on the inmate telecommunications industry, our business is directly affected by risks facing the telecommunications industry in general. The telecommunications industry has been, and we believe it will continue to be, characterized by several trends, including the following:

•	substantial regulatory change due to the passage and implementation of the Telecommunications Act, which included changes designed to stimulate competition for both local and long distance telecommunications services;

•	rapid development and introduction of new technologies and services;

•	increased competition within established markets from current and new market entrants that may provide competing or alternative services;

•	the increase in mergers and strategic alliances that allow one telecommunications provider to offer increased services or access to wider geographic markets; and

•	continued changes in the laws and regulations affecting rates for collect and prepaid calls.

      The market for telecommunications services is highly competitive. Our ability to compete successfully in our markets will depend on several factors, including the following:

•	how well we market our existing services and develop new technologies;

•	the quality and reliability of our network and service;

•	our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including a changing regulatory environment that may affect us differently from our competitors, pricing strategies and the introduction of new competitive services by our competitors, changes in consumer preferences, demographic trends and economic conditions; and

•	our ability to successfully defend any claims against us.
      Competition could intensify as a result of new competitors and the development of new technologies, products and services. Some or all of these risks may cause us to have to spend significantly more in capital expenditures than we currently anticipate in order to keep existing, and attract new, customers.
      Many of our competitors, such as RBOCs, LECs and IXCs such as SBC Communications, MCI and Sprint, have brand recognition and financial, personnel, marketing and other resources that are significantly greater than ours. In addition, due to consolidation and strategic alliances within the telecommunications industry, we cannot predict the number of competitors that will emerge, especially as a result of existing or new federal and state regulatory or legislative actions. Increased competition from existing and new entities could lead to higher commissions paid to corrections facilities, loss of customers, reduced operating margins or loss of market share.

Some of our customers are governmental entities that require us to adhere to certain policies that may limit our ability to attract and retain customers.
      Our customers include U.S. federal, state and local governmental entities responsible for the administration and operation of correctional facilities. We are subject, therefore, to the administrative policies and procedures employed by, and the regulations that govern the activities of, these governmental entities, including policies, procedures, and regulations concerning the procurement and retention of contract rights and the provision of services. Our operations may be adversely affected by the policies and procedures employed by, or the regulations that govern the activities of, these governmental entities and we may be limited in our ability to secure additional customer contracts, renew, retain and enforce existing customer contracts, and consummate acquisitions as a result of such policies, procedures and regulations.

Our equity investors’ interests may differ from your interests.
      Circumstances may arise in which the interests of our equity investors could be in conflict with yours as a noteholder. In particular, our equity investors may have an interest in pursuing certain strategies or transactions that, in their judgment, enhance the value of their investment in us even though these strategies or transactions may involve risks to you as noteholders. Further conflicts of interest may arise between you and our equity investors when we are faced with decisions that could have different implications for you and our equity investors, including financial budgets, potential competition, the issuance and disposition of securities, the payment of distributions by us, regulatory and legal positions and other matters. Because our equity investors control us, these conflicts may be resolved in a manner adverse to, or that imposes more risks on, you as noteholders.
      In addition, conflicts of interest may arise between us and one or more of our equity investors when we are faced with decisions that could have different implications for us and our equity investors. For example, our equity investors and their affiliates are permitted to compete with us. Because our equity investors control us, conflicts of interest arising due to competition between us and an equity investor could be resolved in a manner adverse to us. It is possible that there will be situations where our equity investors’ interests are in conflict with our interests, and our equity investors, acting through the board of directors or through our executive officers, could resolve these conflicts in a manner adverse to us.

Our success depends on our ability to attract and retain qualified management and other personnel.
      We are dependent on the efforts of our officers and other senior management personnel. We believe that it would be difficult to replace the expertise and experience of our senior management. Accordingly, the loss of the services of one or more of these individuals could have a material adverse effect on us and our ability to implement our strategies and to achieve our goals. In addition, our failure to attract and retain additional management to support our business strategy could also have a material adverse effect on us. See “Management.”

Our management information, internal controls and financial reporting systems may need further enhancements and development to comply with the requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002 and the costs of compliance may strain our resources.
      Upon the effectiveness of the exchange offer registration statement of which this prospectus is a part, we will become subject to the reporting requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. These requirements may place a strain on our systems and resources. The Securities Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2006. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, and civil or criminal penalties. Any inability to provide reliable financial reports could harm our business. Section 404 of the Sarbanes-Oxley Act also requires that our independent registered public accounting firm report on management’s evaluation of our system of internal controls and to identify material weaknesses in our accounting systems and controls. We are in the process of documenting and testing our system of internal controls to provide the basis for this report. Any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations.
Regulatory Risks

The FCC is currently reviewing challenges and alternatives to the exclusive-provider system that, if implemented, could have an adverse effect on our business.
      Most correctional facilities grant exclusive contracts to a single provider of inmate telecommunications services. The FCC has opened several rulemaking proceedings that put into question whether the current regulatory regime applicable to the provision of inmate telecommunications services is responsive to the needs of correctional facilities, inmate telecommunications service providers, the inmates and their families. Parties participating in these proceedings generally include prison inmates and their families, parties receiving calls from inmates, several national inmate advocacy organizations such as Citizens United for the Rehabilitation of Errants (CURE), and providers of inmate telecommunications services. In general, the position of those challenging the current regulatory regime is that inmate telecommunications service rates are excessive due to lack of competitive market forces and that the FCC should make the exclusive service arrangements unlawful, permit open access by multiple inmate telecommunications service providers, establish rate caps, prohibit commissions to correctional facilities and mandate the offering by inmate telecommunications service providers of debit (prepaid) card alternatives to collect calling. Such a regime would require a new and complex set of federal regulations that, if adopted, could immediately reduce our revenues derived from existing contracts and could lead to increased costs associated with regulatory compliance. Moreover, if implementation of these regulations leads to technological or structural changes in the industry, it could render our technology obsolete, diminish the value of our intellectual property and our customer relationships and lead to a reduction of volume and profitability of calls originating from correctional facilities.

We operate in a highly regulated industry, and are subject to restrictions in the manner in which we conduct our business and a variety of claims relating to such regulation.
      Our operations are subject to federal regulation, and we must comply with the Communications Act of 1934, as amended, and FCC regulations promulgated thereunder. We are also subject to the applicable laws and regulations of various states and other state agencies, including regulation by public utility commissions. Federal laws and FCC regulations generally apply to interstate telecommunications (including international telecommunications that originate or terminate in the United States), while state regulatory authorities generally have jurisdiction over telecommunications that originate and terminate within the same state. Generally, we must obtain and maintain prior authorization from, or register with, regulatory bodies in most states where we offer intrastate services and must obtain or submit prior regulatory approval of rates, terms and conditions for our intrastate services in most of these jurisdictions. We are also in some cases required, along with other telecommunications providers, to contribute to federal and state funds established for universal service, number portability, payphone compensation and related purposes. Laws and regulations in this industry such as those identified above, and others including those regulating call recording and call rate announcements, and billing, collection and solicitation practices, are all highly complex and burdensome, making it difficult to always be in complete compliance. The degree of difficulty is sometimes exacerbated by technology issues. Although we actively seek to comply with all laws and regulations and to remedy all areas in which we become aware of our non-compliance, we have not always been, and are not currently, in full compliance with all regulations applicable to us. Once our non-compliance is remedied, we may not always remain in compliance with all applicable requirements in the future. Failure to comply with these requirements can result in potentially significant fines, penalties, regulatory sanctions and claims for substantial damages. Claims may be widespread, as in the case of class actions commenced on behalf of inmates or the called parties of inmates. Significant fines, penalties, regulatory sanctions and damage claims could be material to our business, operating results and financial condition. Additionally, regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. Future regulatory, judicial or legislative activities may have an adverse effect on our operations or financial condition, and domestic or international regulators or third parties may raise material issues with regard to our compliance or non-compliance with applicable regulations.

THE EVERCOM ACQUISITION
      We acquired all of the outstanding capital stock of Evercom on September 9, 2004. The purchase price for Evercom’s capital stock consisted of approximately $87 million cash and we repaid approximately $38 million of Evercom’s then existing indebtedness.
      We financed the acquisition by issuing the old notes, entering into a $30 million working capital facility, issuing $40 million of 17% senior subordinated notes and through a cash equity investment by H.I.G. and other investors who were then stockholders of Evercom. The senior subordinated note holders also received warrants to purchase up to 51,011 shares of our common stock in connection with the senior subordinated financing. See “Description of Our Other Indebtedness.”

THE EXCHANGE OFFER
      This section of the prospectus describes the exchange offer. While we believe that the description covers the material terms of the exchange offer, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to herein for a more complete understanding of the exchange offer.
Purpose of the Exchange Offer
      We sold the old notes in transactions that were exempt from the registration requirements under the Securities Act. Accordingly, the old notes are subject to transfer restrictions. Old notes may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in transactions either registered under the Securities Act or exempt from, or not subject to, the Securities Act registration requirements.
      In connection with the issuance of the old notes, we entered into a registration rights agreement that requires us to use our reasonable best efforts to conduct the exchange offer. A copy of the registration rights agreement relating to the old notes is filed as an exhibit to the registration statement of which this prospectus is a part. Under the registration rights agreement, we agreed that we would, at our expense, subject to certain exceptions:

•	file this registration statement with the SEC with respect to a registered offer to exchange the old notes for the exchange notes;

•	use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act by June 6, 2005;

•	following the declaration of the effectiveness of the registration statement, promptly offer the exchange notes in exchange for surrender of the old notes; and

•	keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of old notes.
      For each old note validly tendered to us pursuant to the exchange offer, we will issue to the holder of such old note an exchange note having a principal amount equal to that of the surrendered old note. Interest on each exchange note will accrue from March 1, 2005, the date our last interest payment was made.
      Under existing interpretations of the staff of the SEC issued to third parties, the exchange notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the exchange notes represents to us in the exchange offer that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate, and is not engaging nor intends to engage, in the distribution of the exchange notes and that it is not an affiliate of ours, as such terms are interpreted by the SEC; provided, however, that broker-dealers receiving the exchange notes in exchange for old notes acquired as a result of market-making or other trading activities will have a prospectus delivery requirement with respect to resales of such exchange notes. The SEC has taken the position that such participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in this registration statement. Each broker-dealer that receives the exchange notes for its own account in exchange for the old notes, where such old notes were acquired by such broker-dealer as a result of marketmaking activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”
      Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in this registration statement in connection with the resale of the exchange notes for 90 days following the consummation of the exchange offer.

      A holder of old notes (other than certain specified holders) who wishes to exchange the old notes for exchange notes in the exchange offer will be required to represent to us that any exchange notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it is not engaging, nor intends to engage, and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not an “affiliate” of ours, as defined in Rule 405 of the Securities Act, or if it is an affiliate or broker-dealer, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.
      Pursuant to the registration rights agreement, we will cause the indenture relating to the notes to be qualified under the Trust Indenture Act of 1939. In the event qualification would require a new trustee, we will appoint a new trustee pursuant to the indenture.
      In the event that:

(1) any change in law or in applicable interpretations thereof by the staff of the SEC do not permit us to effect a registered exchange offer, or

(2) for any other reason we do not consummate the exchange offer by July 6, 2005; or

(3) any initial purchaser of the old notes so requests, following consummation of the exchange offer after notification that the old notes held by it are not eligible to be exchanged for the exchange notes in the exchange offer, or

(4) certain holders of the old notes are not eligible to participate in the exchange offer or may not resell the now notes acquired by them in the exchange offer to the public without delivering a prospectus, then, we will, subject to certain exceptions,

(1) file a shelf registration statement with the SEC covering the offer and sale of the old notes or the exchange notes, as the case may be, as promptly as practicable, but in no event more than 45 days after so required or requested (which we call the shelf filing date);

(2) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

(3) use our reasonable best efforts to keep the shelf registration statement continuously effective until the earliest of (A) two years from the effective date of the shelf registration statement, (B) the date on which all old notes or exchange notes registered thereunder are sold and (C) the time when the old notes or the exchange notes covered by the shelf registration statement are no longer restricted securities (as defined in Rule 144 under the Securities Act).
      We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the exchange notes, as the case may be. A holder selling such old notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).
      We will pay additional cash interest on the applicable old notes and exchange notes, subject to certain exceptions:

(1) if we fail to file the registration statement of which this prospectus forms a part with the SEC or, if required, the shelf registration statement, on or prior to March 28, 2005;

(2) if the exchange offer is not consummated or, if required, the shelf registration statement is not declared effective, on or before July 6, 2005; or

(3) after the registration statement of which this prospectus forms a part or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions); from and including the date on which any such default shall occur to but excluding the date on which all such defaults have been cured.
      The rate of any such additional interest will be 0.50% per annum for the first 90-day period immediately following the occurrence of the default, and such rate shall increase by an additional 0.50% per annum with respect to each subsequent 90-day period until all defaults have been cured, up to a maximum interest rate of 2.0% per annum. We will pay any such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the old notes and the exchange notes. As a result of our failure to file a registration statement relating to this exchange offer on or before March 28, 2005, we are required to pay approximately $103,400 of additional interest for the period March 29, 2005 through and including May 16, 2005, the initial filing date of the exchange offer registration statement of which this prospectus is a part.
      All references in the indenture, in any context, to any interest or other amount payable on or with respect to the old notes or the exchange notes shall be deemed to include any additional interest pursuant to the registration rights agreement relating to the old notes.
      If we effect the exchange offer, we will be entitled to close the exchange offer 30 days after the commencement thereof provided that we have accepted all old notes validly tendered in accordance with the terms of the exchange offer.
      Each broker-dealer that receives the exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of the exchange notes.
Background of the Exchange Offer
      We issued an aggregate of $154.0 million principal amount of our old notes on September 9, 2004 under the indenture. The maximum principal amount of the exchange notes that will be issued in this exchange offer for the old notes is $154.0 million. The terms of the exchange notes and the old notes will be identical in all material respects, except that the exchange notes will be registered under the Securities Act and will not have restrictions on transfer or registration rights. The exchange notes and the old notes not exchanged in the exchange offer will constitute a single class of debt securities under the indenture.
      The exchange notes will bear interest at a rate of 11% per year, payable semiannually in arrears on each March 1 and September 1 of each year, beginning on March 1, 2005, the date of our last interest payment.
      In order to exchange your old notes for the exchange notes containing no transfer restrictions in the exchange offer, you will be required to make the following representations:

•	the exchange notes will be acquired in the ordinary course of your business;

•	you have no arrangements with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act;

•	you are not our “affiliate” as defined in Rule 405 of the Securities Act, or if you are an affiliate of Securus, you will comply with the applicable registration and prospectus delivery requirements of the Securities Act;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

•	if you are a broker-dealer, that you will received exchange notes for your own account in exchange for old notes that were acquired by you as a result of market-making activities or other trading activities and that you will be required to deliver a prospectus in connection with any resale of such exchange notes.
      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not validly withdrawn in the exchange offer, and the exchange agent will deliver the exchange notes promptly after the expiration date of the exchange offer. We expressly reserve the right to delay acceptance of any of the tendered old notes or terminate the exchange offer and not accept for exchange any tendered old notes not already accepted if any conditions set forth under “— Conditions to the Exchange Offer” have not been satisfied or waived by us or do not comply, in whole or in part, with any applicable law.
      If you tender your old notes, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the old notes. We will pay all charges, expenses and transfer taxes in connection with the exchange offer, other than certain taxes described below under “— Transfer Taxes.”
Expiration Date; Extensions; Termination; Amendments
      The exchange offer will expire at 5:00 p.m., Eastern Standard Time, on                     , 2005, unless we extend it. We expressly reserve the right to extend the exchange offer on a daily basis or for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the exchange agent and by making a public announcement by press release to the Dow Jones News Service prior to 9:00 a.m., Eastern Standard Time, on the first business day following the previously scheduled expiration date. During any extension of the exchange offer, all old notes previously tendered, not validly withdrawn and not accepted for exchange, will remain subject to the exchange offer and may be accepted for exchange by us.
      To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, but are not required, to:

•	waive any condition of the exchange offer, and

•	amend any terms of the exchange offer.
      Any waiver or amendment to the exchange offer will apply to all old notes tendered, regardless of when or in what order the old notes were tendered. If we make a material change in the terms of the exchange offer or if we waive a material condition of the exchange offer, we will disseminate additional exchange offer materials, and we will extend the exchange offer to the extent required by law.
      We expressly reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions set forth under “— Conditions to the Exchange Offer” have not been satisfied or waived. Any such termination will be followed promptly by a public announcement. In the event we terminate the exchange offer, we will give immediate notice to the exchange agent, and all old notes previously tendered and not accepted for exchange will be returned promptly to the tendering holders.
      In the event that the exchange offer is withdrawn or otherwise not completed, the exchange notes will not be given to holders of old notes who have validly tendered their old notes. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder or, in the case of the old notes tendered by book-entry transfer into the exchange agent’s account at a book-entry transfer facility under the procedure set forth under “— Procedures for Tendering Old Notes — Book-Entry Transfer,” such old notes will be credited to the account maintained at such book-entry transfer facility from which such old notes were delivered, unless otherwise requested by such holder under “Special Delivery Instructions” in the letter of transmittal, promptly following the exchange date or the termination of the exchange offer.
Resale of the Exchange Notes
      Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the old notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you do not intend to participate in, and are not engaged in, the distribution of the exchange notes.
The staff of the SEC, however, has not considered this particular exchange offer for the exchange notes in the context of a no-action letter, and the staff of the SEC may not make a similar determination as in the no-action letters issued to these third parties.
      If you tender old notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	you cannot rely on those interpretations of the SEC; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
      Unless an exemption from registration is otherwise available, any security holder intending to distribute the exchange notes should be covered by an effective registration statement under the Securities Act containing the selling security holder’s information required by Item 507 of Regulation S-K. This prospectus may be used for an offer to resell, a resale or other re-transfer of the exchange notes only as specifically set forth in the section captioned “Plan of Distribution.” Only broker-dealers that acquired the exchange notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives the exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of the exchange notes.
Acceptance of Old Notes for Exchange
      We will accept for exchange old notes validly tendered pursuant to the exchange offer, or defectively tendered, if such defect has been waived by us, after the later of:

•	the expiration date of the exchange offer; and

•	the satisfaction or waiver of the conditions specified below under “— Conditions to the Exchange Offer.”
      Except as specified above, we will not accept old notes for exchange subsequent to the expiration date of the exchange offer. Tenders of old notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered. We expressly reserve the right in our sole discretion, to:

•	delay acceptance for exchange of old notes tendered under the exchange offer, subject to Rule 14e-l under the Securities Exchange Act of 1934, as amended, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer; or

•	terminate the exchange offer and not accept for exchange any old notes, if any of the conditions set forth below under “— Conditions to the Exchange Offer” have not been satisfied or waived by us or in order to comply in whole or in part with any applicable law.
      In all cases, the exchange notes will be issued only after timely receipt by the exchange agent of certificates representing old notes, or confirmation of book-entry transfer, a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and any other required documents. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered old notes, or defectively tendered old notes with respect to which we have waived such defect if, as and when we give oral, confirmed in writing, or written notice to the exchange agent. Promptly after the expiration date, we will deposit the exchange notes with the exchange agent, who will act as agent for the tendering holders for the purpose of receiving the exchange notes and transmitting them to the holders. The exchange agent will deliver the exchange notes to holders of old notes accepted for exchange after the exchange agent receives the exchange notes.
      If, for any reason, we delay acceptance for exchange of validly tendered old notes or we are unable to accept for exchange validly tendered old notes, then the exchange agent may, nevertheless, on its behalf, retain tendered old notes, without prejudice to our rights described in this prospectus under the captions “— Expiration Date; Extensions; Termination; Amendments,” “— Conditions to the Exchange Offer” and “— Withdrawal of Tenders,” subject to Rule 14e-1 under the Securities Exchange Act of 1934, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.
      If any tendered old notes are not accepted for exchange for any reason, or if certificates are submitted evidencing more old notes than those that are tendered, certificates evidencing old notes that are not exchanged will be returned, without expense, to the tendering holder, or, in the case of the old notes tendered by book-entry transfer into the exchange agent’s account at a book-entry transfer facility under the procedure set forth under “— Procedures for Tendering Old Notes — Book-Entry Transfer,” such old notes will be credited to the account maintained at such book-entry transfer facility from which such old notes were delivered, unless otherwise requested by such holder under “Special Delivery Instructions” in the letter of transmittal, promptly following the exchange date or the termination of the exchange offer.
      Tendering holders of old notes exchanged in the exchange offer will not be obligated to pay brokerage commissions or transfer taxes with respect to the exchange of their old notes other than as described under the caption “— Transfer Taxes” or as set forth in the letter of transmittal. We will pay all other charges and expenses in connection with the exchange offer.
Procedures for Tendering Old Notes
      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or held through a book-entry transfer facility and who wishes to tender old notes should contact such registered holder promptly and instruct such registered holder to tender old notes on such beneficial owner’s behalf.

Tender of Old Notes Held Through the Depository Trust Company
      The exchange agent and The Depository Trust Company, or DTC, have confirmed that the exchange offer is eligible for the DTC automated tender offer program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC’s automated tender offer program procedures for transfer. DTC will then send an agent’s message to the exchange agent.
      The term “agent’s message” means a message transmitted by DTC and received by the exchange agent that forms part of the book-entry confirmation. The agent’s message states that DTC has received an express acknowledgment from the participant in DTC tendering old notes that are the subject of that book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. In the case of an agent’s message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering old notes that they have received and agree to be bound by the notice of guaranteed delivery.

Tender Of Old Notes Held In Physical Form
      For a holder to validly tender old notes held in physical form:

•	the exchange agent must receive at its address set forth in this prospectus a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal; and

•	the exchange agent must receive certificates for tendered old notes at such address, or such old notes must be transferred pursuant to the procedures for book-entry transfer described above. A confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date of the exchange offer. A holder who desires to tender old notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose old notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.
      LETTERS OF TRANSMITTAL AND OLD NOTES SHOULD BE SENT ONLY TO THE EXCHANGE AGENT, AND NOT TO US OR TO ANY BOOK-ENTRY TRANSFER FACILITY. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER TENDERING OLD NOTES. DELIVERY OF SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF SUCH DELIVERY IS BY MAIL, WE SUGGEST THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE OF THE EXCHANGE OFFER TO PERMIT DELIVERY TO THE EXCHANGE AGENT PRIOR TO SUCH DATE. NO ALTERNATIVE, CONDITIONAL OR CONTINGENT TENDERS OF OLD NOTES WILL BE ACCEPTED.

Signature Guarantees
      A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution. Eligible institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.
      If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.
      If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Book-Entry Transfer
      The exchange agent will seek to establish a new account or utilize an existing account with respect to the old notes at DTC promptly after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility system and whose name appears on a security position listing it as the owner of the old notes may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account. HOWEVER, ALTHOUGH DELIVERY OF OLD NOTES MAY BE EFFECTED THROUGH BOOK-ENTRY TRANSFER INTO THE EXCHANGE AGENT’S ACCOUNT AT A BOOK-ENTRY TRANSFER FACILITY, A PROPERLY COMPLETED AND VALIDLY EXECUTED LETTER OF TRANSMITTAL, OR A MANUALLY SIGNED FACSIMILE THEREOF, MUST BE RECEIVED BY THE EXCHANGE AGENT AT ITS ADDRESS SET FORTH IN THIS PROSPECTUS ON OR PRIOR TO THE EXPIRATION DATE OF THE EXCHANGE OFFER, OR ELSE THE GUARANTEED DELIVERY PROCEDURES DESCRIBED BELOW MUST BE COMPLIED WITH. The confirmation of a book-entry transfer of old notes into the exchange agent’s account at a book-entry transfer facility is referred to in this prospectus as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery
      If you wish to tender your old notes and:

•	certificates representing your old notes are not lost but are not immediately available;

•	time will not permit your letter of transmittal, certificates representing your old notes and all other required documents to reach the exchange agent on or prior to the expiration date of the exchange offer, or

•	the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer;
you may tender your old notes if:

•	your tender is made by or through an eligible institution;

•	on or prior to the expiration date of the exchange offer, the exchange agent has received from the eligible institution a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this prospectus:

•	setting forth your name and address, the registered number(s) of your old notes and the principal amount of the old notes tendered;

•	stating that the tender is being made by guaranteed delivery;

•	guaranteeing that, within three New York Stock Exchange trading days after the date of the notice of guaranteed delivery, the letter of transmittal or facsimile thereof, properly completed and validly executed, together with certificates representing the old notes, or a book-entry confirmation, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and validly executed letter of transmittal or facsimile thereof with any required signature guarantees, together with certificates for all old notes in proper form for transfer, or a book-entry confirmation, and any other required documents, within three New York Stock Exchange trading days after the date of the notice of guaranteed delivery.

Other Matters
      Exchange notes will be issued in exchange for old notes accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for, or a timely book-entry confirmation with respect to, your old notes;

•	a properly completed and duly executed letter of transmittal or facsimile thereof with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message; and

•	any other documents required by the letter of transmittal.
      All questions as to the form of all documents and the validity, including time of receipt, and acceptance of all tenders of old notes will be determined by us, in our sole discretion, the determination of which shall be final and binding. ALTERNATIVE, CONDITIONAL OR CONTINGENT TENDERS OF OLD NOTES WILL NOT BE CONSIDERED VALID. We reserve the absolute right to reject any or all tenders of old notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.
      Unless waived by us, any defect or irregularity in connection with tenders of old notes must be cured within the time that we determine. Tenders of old notes will not be deemed to have been made until all defects and irregularities have been waived by us or cured. Neither us, the exchange agent, nor any other person will be under any duty to give notice of any defects or irregularities in tenders of old notes, or will incur any liability to holders for failure to give any such notice.
      By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the exchange notes;

•	you acknowledge and agree that any person participating in the exchange offer for the purpose of distributing the new notes:

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the new notes acquired by such person; and

•	cannot rely on the position of the SEC set forth in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988) or similar letters;

•	you understand that a secondary resale transaction described in the preceding bullet point should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the SEC;

•	if you are a broker-dealer, that you will receive the exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that you may not rely on the position of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), and similar no-action letters and you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•	you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, you may withdraw your tender of old notes at any time prior to the expiration date of the exchange offer.
      For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at the address set forth below under “— Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.
      Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn; and

•	identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn.
      If certificates for the old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.
      If the old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.
      We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.
      We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those old notes will be credited to an account maintained with DTC for the old notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn old notes by following one of the procedures described under “— Procedures for Tendering Old Notes” at any time on or prior to the expiration date of the exchange offer.
Conditions to the Exchange Offer
      Despite any other term of the exchange offer, we will not be required to accept for exchange any old notes and we may terminate or amend the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•	the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer.
      We will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under the captions “— Procedures for Tendering Old Notes — Other Matters” and “Plan of Distribution;” and

•	any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.
      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to their holders. During an extension, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.
      We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. By public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes promptly. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment in the manner required by applicable law.
      These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times. All conditions to the exchange offer, other than those conditions subject to government approvals, will be satisfied or waived prior to the expiration of the exchange offer.
      We will not accept for exchange any old notes tendered, and will not issue the exchange notes in exchange for any old notes, if at any time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.
Transfer Taxes
      We will pay all transfer taxes, if any, applicable to the transfer and exchange of old notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the record holder or any other person, if:

•	delivery of the exchange notes, or certificates for old notes for principal amounts not exchanged, are to be made to any person other than the record holder of the old notes tendered;

•	tendered certificates for old notes are recorded in the name of any person other than the person signing any letter of transmittal; or

•	a transfer tax is imposed for any reason other than the transfer and exchange of old notes under the exchange offer.

Consequences of Failure to Exchange
      If you do not exchange your old notes for exchange notes in the exchange offer, you will remain subject to restrictions on transfer of the old notes:

•	as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering circular distributed in connection with the private offering of the old notes.
      In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement relating to the old notes, we do not intend to register resales of the old notes under the Securities Act.
Accounting Treatment
      The exchange notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.
Fees and Expenses
      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by facsimile, telephone or in person by our officers and regular employees and those of our affiliates.
      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.
      We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.
Exchange Agent
      The Bank of New York Trust Company, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for old notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:
The Bank of New York Trust Company, N.A.

By Registered or Certified Mail,
By Hand or Overnight Delivery:
The Bank of New York
Corporate Trust Operations
Reorganization Unit
Attn: Carolle Montreuil
101 Barclay Street, 7 East
New York, NY 10286	Facsimile Transmissions: (Eligible Institutions Only) (212) 298-1915 To Confirm by Telephone or for Information Call: (212) 815-5920
Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.
Other
      Participation in the exchange offer is voluntary, and you should carefully consider whether to exchange the old notes for the exchange notes. We urge you to consult your financial and tax advisors in making your own decision on what action to take.
      We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, on terms that may differ from the terms of the exchange offer. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS
      This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated August 18, 2004, by and among Securus, the subsidiary guarantors party thereto, and the initial purchasers of the old notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. Instead, we will receive in exchange old notes in like principal amount. We will retire or cancel all of the old notes tendered in the exchange offer. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness. The form and terms of the exchange notes are identical in all respects to the form and terms of the old notes, except the exchange notes are registered under the Securities Act and will not have restrictions on transfer or registration rights.

CAPITALIZATION
      The following table sets forth our cash, cash equivalents and capitalization at March 31, 2005. The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

As of
March 31,
2005

(In millions)
Cash and cash equivalents and restricted cash	$1.6

Long-term debt (including current portion):
Working capital facility(1)	5.0
11% second-priority senior secured notes due 2011(2)	150.6
Senior subordinated debt financing, net of fair value of warrants(3)	41.0
Other	0.2

Total Debt	196.8
Stockholders’ deficit	(26.3)

Total capitalization	$170.5

(1)	Our working capital facility consists of a five-year $30.0 million senior secured revolving credit facility. As of March 31, 2005, we had borrowings of $5.0 million outstanding under our working capital facility and approximately $5.7 million of letters of credit issued under the facility. See “Description of Our Other Indebtedness — Working Capital Facility.”

(2)	The amount shown is net of $3.4 million of original issue discount, or OID. OID represents the amount equal to the excess of the stated redemption price at maturity of the notes over their issue price.

(3)	The amount of proceeds allocated to the warrants issued in connection with the senior subordinated debt financing was $2.9 million based on their estimated fair value and is shown as an increase to stockholders’ equity. This amount will be amortized over the life of the senior subordinated notes.

UNAUDITED PRO FORMA FINANCIAL DATA
(Dollars in thousands)
      The following unaudited pro forma financial data has been derived by the application of pro forma adjustments to (i) the audited financial statements of T-Netix (predecessor basis) for the period from January 1, 2004 to March 2, 2004; (ii) Securus’ (successor basis) audited historical consolidated financial statements for the 355-day period from January 12 to December 31, 2004; and (iii) the unaudited financial statements and the books and records of Evercom for the period from January 1, 2004 to September 8, 2004. The adjustments give effect to the acquisition of T-Netix on March 3, 2004 and the consummation of the Transactions on September 9, 2004 as if each had occurred as of January 1, 2004. The unaudited pro forma financial data does not purport to be representative of what our results of operations would have been if the acquisition of T-Netix or the Transactions had occurred as of the date indicated, nor are they indicative of the results of any future periods.
      The unaudited pro forma financial data account for the Transactions utilizing purchase accounting, which requires that we revalue or adjust the assets and liabilities of the acquired business to their fair values. Fair values are based on valuations and other studies that are substantially complete. We do not expect that the effect of any final adjustments to such valuations and studies will result in material adjustments to the purchase price allocation.
      You should read the unaudited pro forma financial data and the related notes thereto in conjunction with our historical consolidated financial statements and the related notes thereto and other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Evercom” included elsewhere in this prospectus.

			Pro Forma
	T-Netix	Securus
	(Predecessor)	(Successor)				Evercom

		Period from
	Period from	January 12	Adjustments
	January 1 to	(inception) to	Related to		Year Ended	Historical	Adjustments
	March 2,	December 31,	T-Netix		December 31,	January 1 to	Related to the		Pro Forma
	2004	2004	Acquisition		2004	September 8	Transactions		as Adjusted

Revenues:
Telecommunications services	$7,552	$30,341	$		$37,893	$	$		$37,893
Direct call provisioning	9,651	120,868			130,519	152,463			282,982
Solutions services	—	18,466			18,466	19,274			37,740
Equipment sales and other	232	3,701			3,933	1,555			5,488

Total Revenues	17,435	173,376			190,811	173,292			364,103
Expenses:
Cost of service	11,387	130,883			142,270	135,482			277,752
Selling, general & administrative	3,032	25,118			28,150	18,266			46,416
Compensation expense on employee options and restricted stock	4,069	—			4,069	977			5,046
Non-cash impairment	285	50,585			50,870	—			50,870
Research and development	607	2,397			3,004	—			3,004
Gain on sale of assets	—	(274)			(274)	—			(274)
Employee severance	—	3,127			3,127	—			3,127
Loss on debt extinguishment	1,239	2,802			4,041	1,640			5,681
Depreciation and amortization	1,649	13,157	(915	)(1)	13,891	8,667	2,661	(1)	25,219

			Pro Forma
	T-Netix	Securus
	(Predecessor)	(Successor)				Evercom

		Period from
	Period from	January 12	Adjustments
	January 1 to	(inception) to	Related to		Year Ended	Historical	Adjustments
	March 2,	December 31,	T-Netix		December 31,	January 1 to	Related to the		Pro Forma
	2004	2004	Acquisition		2004	September 8	Transactions		as Adjusted

Operating income (loss)	(4,833)	(54,419)	915		(58,337)	8,260	(2,661)		(52,738)
Interest and other expense, net	(2,191)	(14,001)			(16,192)	(2,576)	(6,903	)(2)	(25,671)
Transaction expenses	(5,365)	(987)			(6,352)	(1,345)			(7,697)

Income (loss) from continuing operations before income taxes	(12,389)	(69,407)	915		(80,881)	4,339	(9,564)		(86,106)
Income tax expense (benefit)	(2,575)	(12,659)	15,234	(3)	—	1,006	(33,726	)(3)	(32,720)

Net loss	$(9,814)	$(56,748)	$(14,319)		$(80,881)	$3,333	$24,162		$(53,386)

(1)	Reflects the amortization of tangible and intangible assets with definite lives over their useful lives. The useful life of a tangible or intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of our business. In estimating the useful lives of the tangible and intangible assets, management considered many factors including:

•	The expected use of the assets

•	The expected useful life of another asset or group of assets to which the useful life of the tangible or intangible asset may relate

•	Any legal, regulatory or contractual provisions that may limit the useful life

•	The effect of obsolescence, demand, competition and other economic factors, and

•	The level of maintenance expenditure requires to obtain the future cash flows from the asset.
      Based on the assessment of these factors, management assigned the average useful lives, which resulted in the following pro forma adjustments to depreciation and amortization for the allocation of identifiable intangible assets at Evercom:

			Year Ended December 31, 2004

				Pro Forma	Pro Forma
				Adjustment to	Adjustment to
			Reported	Depreciation and	Depreciation
		Pro Forma	Historical	Amortization Related	and Amortization	Total Pro
	Useful Life in	Depreciation	Depreciation	to the T-Netix	Related to the	Forma
	Years	and Amortization	and Amortization	Acquisition	Transactions	Adjustment

	(Dollars in thousands)
Fair value of property and equipment	3-5	$15,873	$16,148	$(1,247)	$972	$(275)
Fair value adjustment to Operating Contracts and Customer Agreements	12	6,022	5,230	(202)	994	792
Fair value adjustment to Patent & License Rights	12	3,324	2,095	534	695	1,229

		$25,219	$23,473	$(915)	$2,661	$1,746

(2)	The pro forma adjustments to interest expense and other, net are based on the amounts borrowed and the rates assumed to be in effect at the closing of the transactions:

Year Ended
December 31,
2004

(Dollars in
thousands)
Interest expense of old notes(a)	$(17,434)
Interest expense of senior subordinated notes(b)	(7,091)
Interest expense of working capital facility(c)	(75)
Amortization of deferred financing costs of working capital facility, senior subordinated notes debt and old notes	(1,071)

Pro forma interest expense	(25,671)
Elimination of historical interest expense	18,768

Pro forma adjustment to interest and other expenses, net	$(6,903)

(a)	Includes amortization of OID of $494 for the year ended December 31, 2004.

(b)	Includes amortization of fair value of warrants of $291 for the year ended December 31, 2004.

(c)	Amounts outstanding under the working capital facility are assumed to bear interest at 250 basis points above LIBOR. Interest expense of working capital facility includes expenses on letters of credit of $5,700 at an assumed rate of 250 basis points, as well as unused line fees and annual agent fees.

Deferred financing costs of $8.0 million were incurred in connection with our working capital facility, the senior subordinated notes and the issuance of the old notes. Such costs will be amortized using the interest method, over the term of the related indebtedness. The terms of the working capital facility, the senior subordinated notes and the old notes are 5 years, 10 years and 7 years, respectively. Historical debt issuance costs of $1.6 million were eliminated with the retirement of the existing credit facilities and subordinated notes at T-Netix and Evercom upon the closing of the Transactions.

(3)	The assumed effective tax rate of the pro forma adjustments is 38.0% for all periods presented.

SELECTED FINANCIAL INFORMATION AND OTHER DATA
(Dollars in millions)
      The following selected consolidated historical financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. Our predecessor company for the period from January 1, 2000 to March 2, 2004 was T-Netix (the Predecessor). We completed the Transactions as of September 9, 2004, and as a result of adjustments to the carrying value of assets and liabilities resulting from the Transactions, the financial position and results of operations for the period subsequent to the Transactions may not be comparable to those of the Predecessor. The selected historical financial and other data set forth below for, and as of the end of, the fiscal years ended December 31, 2000, December 31, 2001, December 31, 2002 and December 31, 2003 have been derived from the audited consolidated financial statements of the Predecessor. The selected historical consolidated financial and other data presented below for, and as of, the periods January 1, 2004 to March 2, 2004 and January 12, 2004 through December 31, 2004 have been derived from our audited consolidated financial statements for the year ended December 31, 2004. The selected historical financial and other data set forth below for, and as of, the periods January 12, 2004 to March 31, 2004 and the three months ended March 31, 2005 have been derived from our unaudited consolidated financial statements.
Securus Technologies, Inc.

	Predecessor					Successor	Successor

						Period from	Period from
					Period from	January 12,	January 12,	Three
					January 1,	(Inception)	(Inception)	Months
	Year Ended December 31,				2004 to	2004 to	2004 to	Ended
					March 2,	December 31,	March 31,	March 31,
	2000	2001	2002	2003	2004(1)	2004(2)	2004(3)	2005

							(unaudited)
Consolidated Statement of Operations Data:
Operating revenues	$103.2	$117.8	$119.8	$117.2	$17.4	$173.4	$9.7	$91.4
Cost of service	63.5	66.9	72.7	75.7	11.4	130.9	6.0	70.7
Selling, general and administrative(4)	24.1	28.8	26.4	26.2	3.6	27.5	1.8	11.4
Depreciation and amortization	11.6	13.0	12.1	11.9	1.6	13.2	1.0	5.4
Non-cash impairment of assets	—	2.7	1.1	0.4	0.3	50.6	—	—
Other operating expenses(5)	—	—	—	—	5.3	5.6	1.4	—

Income (loss) from operations	4.0	6.4	7.5	3.0	(4.8)	(54.4)	(0.5)	3.9
Other Income (Expense):
Patent litigation settlement, net of expenses(6)	—	(0.5)	(2.1)	9.9	—	—	—	—
Transaction expenses and other charges(7)	—	—	—	—	(5.4)	(1.0)
Interest and other expenses, net	(2.4)	(2.7)	(2.8)	(3.7)	(2.2)	(14.0)	(0.6)	(6.7)

Income (loss) from continuing operations before income taxes	1.6	3.2	2.6	9.2	(12.4)	(69.4)	(1.1)	(2.8)
Income tax expense (benefit)	—	0.7	0.2	2.7	(2.6)	(12.7)	(0.2)	0.6

Net income (loss) from continuing operations	$1.6	$2.5	$2.4	$6.5	$(9.8)	$(56.7)	$(0.9)	$(3.4)

Loss from discontinued operations	(2.0)	(2.3)	(0.6)	—	—	—	—	—
(Impairment)/gain on sale of assets of discontinued operations	—	(1.1)	0.3	—	—	—	—	—
Accretion of discount on redeemable convertible preferred stock	(1.1)	(1.1)	—	—	—	—	—	—
Charge for conversion of redeemable convertible preferred stock	(0.1)	—	—	—	—	—	—	—

Net income (loss) applicable to common stockholders	$(1.6)	$(2.0)	$2.1	$6.5	$(9.8)	$(56.7)	$(0.9)	$(3.4)

	Predecessor					Successor	Successor

						Period from	Period from
					Period from	January 12,	January 12,	Three
					January 1,	(Inception)	(Inception)	Months
	Year Ended December 31,				2004 to	2004 to	2004 to	Ended
					March 2,	December 31,	March 31,	March 31,
	2000	2001	2002	2003	2004(1)	2004(2)	2004(3)	2005

							(unaudited)
Other Financial Data:
Total Telecommunications services revenues	$51.4	$62.4	$57.5	$50.6	$7.6	$30.3	$3.9	$7.7
Total Direct Provisioning revenues	28.1	26.9	48.8	56.7	9.7	120.8	5.7	72.0
Total Solutions services revenues	—	—	—	—	—	18.5	—	11.3
Total Equipment Sales and Other revenues	23.7	28.5	13.5	9.9	0.2	3.7	0.1	0.4
Other Data:
Ratio of earnings to fixed charges	1.4	1.7	1.6	2.9	—	—	—	—
Deficiency of earnings to fixed charges	—	—	—	—	$9.8	$56.7	$0.9	$3.4
Consolidated Cash Flow Data:
Cash flows from operating activities	$5.5	$19.4	$13.5	$26.8	$(3.8)	$6.6	$(11.8)	$(1.2)
Cash flows from investing activities	(10.7)	(7.4)	(6.4)	(6.8)	(0.6)	(213.1)	(70.8)	(5.3)
Cash flows from financing activities	6.3	(9.3)	(1.6)	(3.7)	(0.9)	208.4	85.6	5.0
Capital expenditures	11.0	5.2	5.9	6.5	0.6	12.4	0.6	5.3
Balance Sheet Data (end of period):
Cash and cash equivalents and restricted cash	$0.1	$1.0	$6.6	$22.9	$17.6	$3.2	$3.0	$1.6
Total current assets	20.3	21.0	31.3	40.0	45.7	78.1	28.8	74.5
Net property and equipment	34.7	30.2	25.3	21.5	20.0	36.2	16.3	35.9
Total assets	71.5	63.2	66.7	68.9	74.7	272.1	116.8	269.0
Total long-term debt (including current portion)	31.7	22.4	22.8	19.2	18.3	189.9	67.4	196.8
Stockholders’ equity (deficit)	23.2	24.5	27.1	35.2	25.4	(22.8)	19.1	(26.3)

(1)	This column presents the data for T-Netix (Predecessor) for the 62-day period from January 1, 2004 to March 2, 2004, prior to our acquisition of T-Netix on March 3, 2004.

(2)	Does not include information for T-Netix (Predecessor) for the 62-day period from January 1, 2004 to March 2, 2004 prior to our acquisition of T-Netix on March 3, 2004, or information for Evercom for the period from January 1, 2004 to September 8, 2004, prior to our acquisition of Evercom on September 9, 2004.

(3)	This column presents the data for Securus for the period from January 12, 2004 (inception) to March 31, 2004 and does not include information for T-Netix (Predecessor) for the 62-day period January 1, 2004 to March 2, 2004, prior to our acquisition of T-Netix on March 3, 2004.

(4)	Includes research and development expenses.

(5)	Gain on sale of assets, compensation expense on employee options, severance payments and loss on debt extinguishment.

(6)	Reflects income from a one-time litigation settlement, net of legal expenses.

(7)	Represents one-time transaction expenses related to (a) T-Netix’s purchase of Gateway Technologies, Inc. in the year ended December 31, 1999, (b) Securus’ purchase of T-Netix on March 3, 2004, and (c) Securus’ purchase of Evercom on September 9, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following information should be read in conjunction with our historical consolidated financial statements and related notes, our unaudited pro forma combined financial data and related notes and other financial information included elsewhere in this prospectus.
Overview
      We are the largest independent provider of inmate telecommunications services to correctional facilities operated by city, county, state and federal authorities and other types of confinement facilities such as juvenile detention centers, private jails and halfway houses in the United States and Canada. As of March 31, 2005, we provided service to approximately 3,200 correctional facilities housing approximately 1.1 million inmates.
      Our business consists of installing, operating, servicing and maintaining sophisticated call processing systems in correctional facilities and providing related services. We typically enter into multi-year agreements (generally three to five years) directly with the correctional facilities in which we serve as the exclusive provider of telecommunications services to inmates. In exchange for the exclusive service rights, we pay a negotiated commission to the correctional facility based upon revenues generated by actual inmate telephone use. In addition, on larger contracts we typically have partnered with regional bell operating companies, or RBOCs, local exchange carriers, or LECs, and interexchange carriers, or IXCs, for which we provided our equipment and, as needed, back office support, including validation, billing and collections services, and charged a fee for such services. Based on the particular needs of the corrections industry and the requirements of the individual correctional facility, we also sell platforms and specialized equipment and services such as law enforcement management systems, call activity reporting and call blocking.
      Our business is conducted primarily through our two principal subsidiaries: T-Netix, which we acquired in March 2004, and Evercom, which we acquired in September 2004 in connection with the Transactions.

Revenues
      We derived approximately 78% of our pro forma 2004 revenues and 79% of our actual revenues for the three months ended March 31, 2005 from our direct operation of inmate telecommunication systems located in correctional facilities in 48 states and the provision of related services. We enter into multi-year agreements (generally three to five years) with the correctional facilities, pursuant to which we serve as the exclusive provider of telecommunications services to inmates within each facility. In exchange for the exclusive service rights, we pay a commission to the correctional facility based upon inmate telephone use. Our commission rates averaged 43.2% of direct revenues for the year ended December 31, 2004 and remained consistent during the three month period ended March 31, 2005. We install and generally retain ownership of the telephones and the associated equipment and provide additional services tailored to the specialized needs of the corrections industry and to the requirements of each individual correctional facility, such as call activity recording and call blocking. In our direct call provisioning business, we earn the full retail value of the call and pay corresponding line charges and commissions. As a result, our direct call provisioning business gross profit dollars are higher, but our gross profit margin is lower, than in our services business.
      We derived approximately 10% and 9% of our pro forma 2004 revenues and of our actual revenues for the three months ended March 31, 2005, respectively, by providing telecommunications services to RBOCs, LECs and IXCs, our service partners, typically through subcontracts in connection with the RBOCs’, LECs’ or IXCs’ separate contracts with larger correctional institutions. In such instances, we provide equipment, security enhanced call processing, call validation, and service and support though the telecommunications provider, rather than directly to the facility. Although our revenues for services to telecommunications service providers are lower than in our direct call provisioning business, where we provide the service to the facility directly and receive the retail value of the call, we do not incur all the additional capital costs related to these larger contracts that typically require up-front or guaranteed commission payments. Our gross margin percentage for providing telecommunications services is higher than the margin for our direct call provisioning business because we do not incur commissions, transport costs or risk of collection.
      We also offer our Solutions services and the sale of equipment to RBOCs, LECs and IXCs as customers to support their telecommunications contracts with correctional facilities. We derived approximately 10% and 12% of our pro forma 2004 revenues and of our actual revenues for the three months ended March 31, 2005, respectively, from our Solutions business. The Solutions business consists of providing validation, uncollectible account management and billing services. In this business, accounts receivable generated from calls placed by inmates in correctional facilities are typically purchased from the third party inmate telecommunications provider and we accept responsibility for call validation, uncollectible accounts, and billing and collections costs, with no recourse to the RBOC, LEC or IXC customer. However, all purchased receivables must be processed and validated through our risk management system prior to allowing the call to be completed and also must be billed through our proprietary billing systems. Revenues from our Solutions service equal the difference between the face value of the receivables purchased and the amount we pay the RBOC, LEC or IXC customer for the discounted accounts receivable. Because revenues associated with our Solutions business represent only a percentage of the face value of the receivables purchased, the associated billing and collection fees and uncollectible account expense represent a much higher percentage of revenues as compared to our direct call provisioning business. In the Solutions business, we do not bear any of the costs of facility commissions, equipment, line charges or direct sales charges, but bear the risk of unbillable and uncollectible accounts receivable.
      We also sell equipment, typically consisting of our inmate calling system and digital recording systems, to a limited number of telecommunications services providers and some direct facilities.
      In our direct call provisioning business, we accumulate call activity data from our various installations and bill our revenues related to this call activity primarily through direct billing agreements, or in some cases through billing aggregators. In each case, we accrue the related telecommunications costs for validating, transmitting, billing and collection, bad debt, and line and long-distance charges, along with commissions payable to the facilities. In our services business, our service partner bills the called party and we either share the revenues with our service partner or receive a prescribed fee for each call completed. We also charge fees for additional services such as customer support and advanced validation.

Cost of Service
      Our principal cost of service for our direct call provisioning business consists of telecommunication costs such as telephone line access, long distance and other charges, commissions paid to correctional facilities, which are typically expressed as a percentage of either gross or net direct revenues and are typically fixed for the term of the agreements with the facilities; bad debt expense, consisting of unbillable and uncollectible accounts and billing charges; field operations and maintenance costs, which consist primarily of field service on our installed base of inmate telephones; and selling, general, and administrative costs. We pay monthly line and usage charges to RBOCs and other LECs for interconnection to the local network for local calls, which are computed on a flat monthly charge plus, for certain LECs, a per message or per minute usage rate based on the time and duration of the call. We also pay fees to RBOCs and other LECs and long distance carriers based on usage for long distance calls. Third-party billing charges consist of payments to LECs and other billing service providers for billing and collecting revenues from called parties. Customer service costs represent either in-house or contracted customer service representatives who handle questions and concerns and take payments from billed parties.
      Cost of service associated with telecommunications services consists primarily of service administration costs for correctional facilities, including salaries and related personnel expenses, communication costs and inmate calling systems repair and maintenance expenses. Cost of service associated with telecommunications services also includes costs associated with call validation procedures (primarily network expenses and database access charges).
      Cost of service associated with the Solutions business generally includes the same operational costs that we incur in our telecommunications services business, in addition to the costs of billing and collection and the risk of unbillable and uncollectible accounts receivable.
      Facility Commissions. In our direct call provisioning business, we pay a facility commission typically based on a percentage of our billed revenues from such facility. Commissions are set at the beginning of each facility contract. Commission rates are one of the primary bases of competition for obtaining and retaining facility contracts.
      Bad Debt. We account for bad debt as a cost of providing telecommunications in our direct call provisioning and Solutions business lines. We accrue the related telecommunications cost charges along with an allowance for unbillable and uncollectible calls, based on historical experience. Charges for inmate telephone calls on a collect basis are considered unbillable, in cases when there is no billing address for the telephone number called, or uncollectible, when the billed party is unable or unwilling to pay for the call. We use a proprietary, specialized billing and bad-debt management system to integrate our billing with our call blocking, validation, and customer inquiry procedures. We seek to manage our higher risk revenues by proactively requiring certain billed parties to prepay collect calls or be directly billed by us. This system utilizes multi-variable algorithms to minimize bad debt expense by adjusting our credit policies and billing. For example, when unemployment rates are high, we may decrease credit to less creditworthy-billed parties or require them to purchase prepaid calling time in order to receive inmate calls. This system, combined with the direct billing to LECs, has enabled us to realize what we believe to be industry-low bad debt margins. Bad debt tends to rise as the economy worsens, and is subject to numerous factors, some of which may not be known. To the extent our bad debt management system overcompensates for bad debt exposure by limiting credit to billed parties, our revenues and profitability may decline as fewer calls are permitted to be made.
      Field Operations and Maintenance Costs. Field operations and maintenance costs consist of service administration costs for correctional facilities, including salaried and related personnel expenses, and inmate calling systems (including related equipment), repair and maintenance. The costs of providing services primarily consist of service administration costs for correctional facilities, including salaries and related personnel expenses, communication costs, and inmate calling systems repair and maintenance expenses.
      SG&A. SG&A expenses consist of corporate overhead and selling expenses, including marketing, legal, regulatory and research and development costs.
      Purchase Accounting. We acquired T-Netix on March 3, 2004 and Evercom on September 9, 2004 in each case utilizing the purchase method of accounting. As a result, our financial statements do not include the operations of these two companies for periods prior to their respective dates of acquisition and period to period comparisons of results of operations may not be meaningful.
      Integration Costs. We commenced integrating the operations of Evercom and T-Netix shortly following our acquisition of Evercom in September 2004. The integration has involved consolidating the personnel, systems and facilities of the two companies, which is designed to improve our operating efficiences long term.

Industry Trends
      In the first quarter of 2005 large industry participants Verizon and AT&T communicated plans to exit the inmate telecommunications sector. During 2004, Verizon and AT&T were our two largest telecommunications services customers and, AT&T was our largest Solutions customer. These communications by Verizon and AT&T continue the recent trend of large dominant telecommunications carriers exiting the direct inmate telecommunications business. For the year ended December 31, 2004, telecommunications services and Solutions revenues generated under agreements with Verizon and AT&T represented approximately 4% and 10% of our gross revenues, respectively. As a result of this trend, we anticipate that our revenue margins associated with these product lines will continue to decline and that the master agreements we have in place with these two companies will not be renewed upon expiration.
      Notwithstanding the foregoing developments and the anticipated declining revenue stream associated with our highly profitable telecommunications services product line, we believe that the departure of large industry participants such as Verizon and AT&T from the direct call provisioning business may present significant opportunities for us and other independent providers in the future. Specifically, we expect to be well positioned to procure agreements to provide direct call provisioning services to those corrections facilities previously serviced by the large carriers because we already provide some inmate capabilities to those facilities currently serviced by Verizon and AT&T on a sub-contractor basis. However, we anticipate that contracts to service the facilities and accounts currently serviced by Verizon and AT&T will likely be subject to competitive bidding. Moreover, if we seek to secure inmate telecommunications contracts with larger county and state departments of corrections, we may be required to provide multi-million dollar up front payments, surety bonds or guaranteed commissions, as well as incur the cost of equipment and similar costs. Although we have typically incurred equipment and similar costs in connection with providing telecommunications and Solutions services, we have not incurred the high capital costs related to these larger contracts which have historically been absorbed by our RBOC and IXC partners. Given the large up-front costs associated with the procurement of larger county and state departments of corrections inmate telecommunications contracts, we will be required on a case-by-case basis to weigh the benefits of bidding on such contracts given the large up-front payment requirements and the anticipated lower gross margins we will generate on such agreements.
      The following table sets forth, for the years ended December 31, 2001, 2002, 2003 and 2004, and the three months ended March 31, 2004 and March 31, 2005, the results of operations of T-Netix (Predecessor) and Securus, respectively.

	Year Ended December 31,								Three Months Ended March 31,

	2001		2002		2003		2004(1)		2004(2)		2005

	(Dollars in thousands)								(unaudited)
Revenues:
Telecommunications services	$62,378	53%	$57,514	48%	$50,645	43%	$30,341	17%	$3,915	40%	$7,745	9%
Direct call provisioning	26,899	23	48,798	41	56,735	48	120,868	70	5,751	59	72,033	79
Solutions services	—	0	—	0	—	0	18,466	11	—	0	11,263	12
Equipment sales and other	4,596	4	13,498	11	9,864	9	3,701	2	70	1	385	0
Internet services	23,886	20	—	0	—	0	—	0	—	0	—

Total revenues	117,759	100	119,810	100	117,244	100	173,376	100	9,736	100	91,426	100
Expenses:
Cost of service	66,856	57	72,721	61	75,722	65	130,883	75	5,961	61	70,684	77
Selling, general and administrative	24,190	21	23,358	19	22,640	19	25,118	14	1,532	16	11,302	13
Compensation expense on employee options and restricted stock	91	0	30	0	—	0	—	0	—	0	—	0
Non-cash impairment of telecommunication assets	2,678	2	1,119	1	653	1	50,585	29	—	0	—	0
Research and development	4,539	4	3,054	3	3,629	3	2,397	1	326	3	169	0
Gain on sale of assets	—	0	(36)	0	(290)	0	(274)	0	—	0	—	0
Employee severance	—	0	—	0	—	0	3,127	2	1,381	14	—	0
Loss on debt extinguishment	—		—		—		2,802	2	—	0	—	0
Depreciation and amortization	12,963	11	12,101	10	11,892	10	13,157	8	1,025	11	5,419	6

Operating income (loss)	6,442	5	7,463	6	2,998	3	(54,419)	(31)	(489)	(5)	3,852	4
Patent litigation settlement, net of expenses	524	0	2,085	2	(9,935)	(8)	—	0	—	0	—	0
Interest and other expense, net	2,677	2	2,825	2	3,761	3	14,001	8	623	6	6,698	7
Transaction expenses	—	0	—	0	—	0	987	1	—	0	—	0

									Three Months Ended
	Year Ended December 31,								March 31,

	2001		2002		2003		2004(1)		2004(2)		2005

	(Dollars in thousands)								(unaudited)
Income (loss) from continuing operations before income taxes	3,241	3	2,553	2	9,172	8	(69,407)	(40)	(1,112)	(11)	(2,846)	(3)
Income tax expense (benefit)	735	1	180	0	2,676	2	(12,659)	(7)	(203)	(2)	587	1

Net income (loss) from continuing operations	2,506	2	2,373	2	6,496	6	(56,748)	(33)	(909)	(9)	(3,433)	(4)
Net loss from discontinued operations	(2,346)	(2)	(616)	(1)	—	0	—	0	—	0	—	0
Gain on sale of discontinued operations	—	0	308	0	—	0	—	0	—	0	—	0
Impairment of assets of discontinued operations	(1,125)	(1)	—	0	—	0	—	0	—	0	—	0
Accretion of discount on redeemable convertible preferred stock	(1,077)	(1)	—	0	—	0	—	0	—	0	—	0

Net income (loss) applicable to common stockholders	$(2,042)	(2)%	$2,065	2%	$6,496	6%	$(56,748)	(33)%	$(909)	(9)%	$(3,433)	(4)%

(1)	This column presents the data for Securus for the 355-day period from January 12, 2004 (inception) to December 31, 2004. Does not include information for T-Netix (Predecessor) for the period January 1, 2004 to March 2, 2004, prior to our acquisition of T-Netix on March 3, 2004 or information for Evercom for the period January 1, 2004 to September 8, 2004, prior to our acquisition of Evercom on September 9, 2004.

(2)	This column presents the data for Securus for the period from January 12, 2004 (inception) to March 31, 2004 and does not include information for T-Netix (Predecessor) for the period January 1, 2004 to March 2, 2004, prior to our acquisition of T-Netix on March 3, 2004.

Results of Operations for the Three Months Ended March 31, 2005 Compared to the Period from January 12, 2004 to March 31, 2004
      Total Revenues. Total revenues for the three months ended March 31, 2005 increased by $81.7 million, or 842.3%, to $91.4 million from $9.7 million for the period from January 12, 2004 to March 31, 2004. The revenues of Securus for the three month period ended March 31, 2005 represent the consolidated operations of T-Netix and Evercom for such period while revenues for the 79-day period from January 12 through March 31, 2004, represent only those of Securus following our acquisition of T-Netix on March 3, 2004. The revenues for the 79-day period ended March 31, 2004 do not include revenues of $17.4 million and $63.6 million that were generated by T-Netix and Evercom, respectively, prior to our acquisition of T-Netix on March 3, 2004 and Evercom on September 9, 2004. The remaining increase of $0.7 million was comprised of an increase in Solutions services revenues of $4.3 million and an increase in direct call provisioning revenues of $0.9 million, offset by a decrease in telecommunications services revenues of $3.8 million and a decrease in equipment sales revenues of $0.8 million.
      Telecommunications services revenues for the three months ended March 31, 2005 increased by $3.8 million, or 97.4%, to $7.7 million from $3.9 million for the period from January 12, 2004 to March 31, 2004. Telecommunications services revenues for the 79-day period ended March 31, 2004, do not include telecommunications services revenues of $7.5 million generated by T-Netix prior to our acquisition of T-Netix. The remaining decline of $3.7 million is attributable to accounts that we did not retain upon contract renewal or accounts that converted to direct provisioning revenue.
      Direct call provisioning revenues for the three months ended March 31, 2005 increased by $66.2 million, or 1,141.4%, to $72.0 million from $5.8 million for the period from January 12, 2004 to March 31, 2004. Direct call provisioning revenues for the 79-day period ended March 31, 2004 do not include direct call provisioning revenues of $9.7 million and $55.6 million that were generated by T-Netix and Evercom, respectively, prior to our acquisitions of T-Netix and Evercom. The remaining increase of $0.9 million was the result of the growth in the number of inmates and accounts served partially offset by the conversion of our direct provisioning contract with the State of North Carolina to Solutions services during the last half of 2004. This contract generated over $12.0 million of direct provisioning revenue annually, or over $3.0 million per quarter. Excluding the conversion of the North Carolina contract, direct provisioning revenues increased by almost $4.0 million in the first quarter of 2005 compared to the same period the previous year.
      Solutions services revenues for the three months ended March 31, 2005 were $11.3 million, compared to zero for the period from January 12, 2004 to March 31, 2004. Solutions services revenues for the 79-day period ended March 31, 2004 do not include $7.0 million generated by Evercom prior to our acquisition of Evercom on September 9, 2004. Additionally, Solutions services revenues increased by $4.3 million resulting from new Solutions business awarded to us by AT&T during the three month period ended March 31, 2005, which increase included the conversion of a contract with the State of North Carolina from direct provisioning to Solutions services.
      Equipment sales and other revenues for the three months ended March 31, 2005 increased by $0.3 million, or 300.0%, to $0.4 million from $0.1 million for the period from January 12, 2004 to March 31, 2004. Equipment sales and other revenues for the 79-day period ended March 31, 2004 do not include equipment sales and other revenues of $0.2 million and $0.9 million that were generated by T-Netix and Evercom, respectively, prior to our acquisitions of T-Netix and Evercom. Equipment sales revenues decreased by $0.8 primarily due to the strategy we pursued in 2004 whereby on a selective basis we attempted to convert accounts from telecommunications services revenue to direct call provisioning revenue. As a result of this strategy, our telecommunications services customers, who also are typically our equipment sales customers, purchased less equipment from us in 2004.
      Cost of Service. Total cost of service for the three months ended March 31, 2005 increased by $64.7 million, or 1,078.3%, to $70.7 million from $6.0 million for the 79-day period ended March 31, 2004. Cost of service for the 79-day period ended March 31, 2004 do not include costs of $11.4 million and $50.5 million of T-Netix and Evercom, respectively, that were incurred prior to our acquisitions of Evercom and T-Netix. The remaining increase of $2.8 million was primarily due to the change in mix of our operating revenues; our direct call provisioning and Solutions services revenue increased while our telecommunications services and equipment sales revenues decreased. As a percentage of revenues, cost of service in the direct call provisioning and Solutions services business represents a higher percentage than in the telecommunications services and equipment sales businesses.
      SG&A. SG&A expenses were $11.3 million for the three months ended March 31, 2005 as compared to $1.5 million for the 79-day period ended March 31, 2004. SG&A expenses for the period ended March 31, 2004 do not include expenses of $3.0 million and $6.6 million of T-Netix and Evercom, respectively, that were incurred prior to our acquisitions of Evercom and T-Netix. The remaining increase of $0.2 million was due to a change in classification of $0.8 million of certain costs previously considered research and development expenses offset by other cost savings. During the three months ended March 31, 2005, we accrued $0.2 million in connection with the termination of a vendor contract.
      Research and Development Expenses. Research and development expenses were $0.2 million for the three months ended March 31, 2005 as compared to $0.3 million for the 79-day period from January 12, 2004 to March 31, 2004. This decrease was attributable to $0.8 million of costs classified as SG&A in 2005 that were previously considered research and development expenses. This decrease was partially offset by the impact of research and development expenses incurred by T-Netix during the period from January 1, 2004 and March 2, 2004, prior to our acquisition of T-Netix on March 3, 2004.
      Employee Severance. We incurred $1.4 million of employee severance expenses during the 79-day period ended March 31, 2004 associated with the downsizing of T-Netix. No comparable events occurred during the three months ended March 31, 2005.
      Depreciation and Amortization Expenses. Depreciation and amortization expenses were $5.4 million for the three months ended March 31, 2005 and $1.0 million for the 79-day period ended March 31, 2004.

This increase was due to depreciation and amortization related to our acquisitions of Evercom and T-Netix.
      Interest and Other Expenses, Net. Interest and other expenses were $6.7 million for the three months ended March 31, 2005 and $0.6 million for 79-day period ended March 31, 2004. This increase was primarily due to the incurrence of indebtedness to fund our acquisitions of T-Netix on March 3, 2004 and Evercom on September 9, 2004.
      Income Tax Expense (Benefit). Income tax expense for the three months ended March 31, 2005 was $0.6 million as compared to a $0.2 million benefit during the 79-day period ended March 31, 2004. The increase was primarily caused by interest expense on our $40.0 million of subordinated debt that is not deductible for income tax purposes. Before considering this non-deductible expense, income from continuing operations before income taxes increased from 2004, increasing income tax expense.

Results of Operations for the Years Ended December 31, 2004 (Securus) Compared to December 31, 2003 (Predecessor)
      Total Revenues. Total revenues for the year ended December 31, 2004 increased by $56.2 million, or 47.9%, to $173.4 million from $117.2 million for the year ended December 31, 2003. This increase was attributable to revenues of $77.8 million generated by Evercom following our acquisition of Evercom on September 9, 2004, offset by a net decline of $4.2 million consisting of declines of $12.8 million and $7.8 million, respectively, in our telecommunications services and equipment sales and other revenues, offset by increases of $8.8 million and $7.6 million, respectively, of Solutions and direct call provisioning revenues. The total revenues for the year ended December 31, 2004 do not include $17.4 million of T-Netix’s revenues for the 2004 period prior to our acquisition of T-Netix on March 3, 2004. Had such revenues been included, our 2004 revenues would have increased by $73.6 million as compared to the year ended December 31, 2003. In 2004 we principally pursued a strategy whereby on a selective basis we attempted to convert accounts from telecommunications services revenue to direct call provisioning as accounts came up for renewal in order to obtain a greater share of the revenue from each contract. As a result, telecommunications services and equipment sales declined, while direct call provisioning revenues increased. Additionally, we were awarded substantial new Solutions business from AT&T, our largest customer. This newly awarded business represented approximately $8.8 million of additional 2004 revenues. Total revenues were negatively impacted by a non-cash adjustment of $1.2 million that resulted from a writedown of certain deferred revenue to fair value in conjunction with purchase accounting rules relative to the T-Netix and Evercom acquisitions.
      Telecommunications services revenues for 2004 decreased by $20.3 million, or 40.1%, to $30.3 million from $50.6 million in 2003. Approximately $12.8 million of this decline was principally the result of conversions of accounts as they came up for renewal to direct call provisioning and conversion of revenue to our new Solutions services as a result of a new contract with our largest customer, offset by accounts that we did not retain upon contract renewal. Evercom did not historically provide telecommunications services prior to its acquisition by us in September 2004. Telecommunications services revenues for the year ended December 31, 2004 do not include $7.5 million of T-Netix’s revenues for the 62-day period from January 1, 2004 to March 2, 2004, prior to our acquisition of T-Netix on March 3, 2004.
      Direct call provisioning revenues for 2004 increased by $64.2 million, or 113.2%, to $120.9 million from $56.7 million in 2003. Of this increase approximately $66.2 million was attributable to our acquisition of Evercom and $7.6 million was the result of the growth in the number of inmates and accounts served, offset by $9.6 million of revenue for T-Netix for the period January 1, 2004 through March 2, 2004 prior to our acquisition of T-Netix on March 3, 2004.
      Solutions services revenues for 2004 were $18.5 million, as compared to zero in 2003. Of this increase, $9.7 million was attributable to Evercom following our acquisition of Evercom on September 9, 2004 and the remaining increase of $8.8 million was the result of substantial new Solutions business we were awarded by our largest customer.

      Equipment sales and other revenues for 2004 decreased by $6.2 million, or, 62.6%, to $3.7 million from $9.9 million in 2003. Approximately $7.8 million of this decline is primarily due to the strategy we pursued in 2004 whereby on a selective basis we attempted to convert accounts from telecommunications services revenue to direct call provisioning revenue. As a result of this strategy, our telecommunications services customers, who are also typically our equipment customers, purchased less equipment from us in 2004. The decline was also due to our equipment customers winning less new business in 2004, resulting in their buying less equipment from us. The decline included $1.8 million of equipment sales revenue generated by Evercom following our acquisition, but excluded $0.2 million of equipment sales revenue generated by T-Netix during the period January 1, 2004 through March 2, 2004.
      Cost of Service. Total cost of service increased for 2004 by $55.2 million, or 72.9%, to $130.9 million from $75.7 million in 2003. This increase was attributable to costs of $60.9 million generated by Evercom following our acquisition of Evercom, offset by $11.4 million of cost of service incurred by T-Netix prior to our acquisition of T-Netix on March 3, 2004. The remaining increase of $5.7 million was primarily the result of higher cost of service associated with the change in mix of our operating revenues. In 2004 our direct call provisioning and Solutions services revenues increased while our telecommunications services and equipment sales revenues decreased. As a percentage of revenues, cost of service in the direct call provisioning and Solutions services business represents a higher percentage than in the telecommunications services and equipment sales businesses. Additionally, we incurred $1.0 million of bad debt expense in December 2004 as a result of the decision to eliminate billing clearinghouse transactions by migrating T-Netix billing functions to Evercom’s direct billing agreements with LECs. This migration is expected to yield cost savings in 2005 and thereafter. We also incurred $1.9 million of expenses in December 2004 associated with disputes with several of our customers.
      SG&A. SG&A expenses were $25.1 million in 2004 as compared to $22.6 million in 2003, an increase of $2.5 million, or 11.1%. Of this increase, $9.5 million was attributable to our acquisition of Evercom offset by $4.0 million of expenses resulting from cost cutting measures undertaken in 2004, including reductions in personnel following our acquisition of Evercom, and $3.0 million attributable to T-Netix for the 62-day period from January 1, 2004 to March 2, 2004, prior to our acquisition of T-Netix on March 3, 2004.
      Research and Development Expenses. Research and development expenses were $2.4 million in 2004 as compared to $3.6 million in 2003, a decrease of $1.2 million or, approximately 33%. This decrease was the result of cost cutting measures undertaken in 2004, including reductions in research and development personnel, and $0.6 million attributable to T-Netix for the 62-day period from January 1, 2004 to March 2, 2004, prior to our acquisition of T-Netix on March 3, 2004.
      Impairment. We recognized a $50.6 million non-cash impairment charge in December 2004 as a result of Verizon’s and AT&T’s decision to exit the inmate telecommunications business and an overall decline in our telecommunications services revenues. The impairment consisted of (i) a $3.9 million write-down of property and equipment, (ii) a $26.3 million write-down of intangible assets and (iii) a $20.4 million write-down of goodwill. These write-downs represent the impairment of assets used to support the telecommunications and Solutions services we provide to Verizon and AT&T. We do not presently expect to record any future impairment charges relating to Verizon’s and AT&T’s decision to exit the inmate telecommunications business, but anticipate that the loss of the higher margin telecommunications services provided to Verizon and AT&T will have an adverse effect on our near term margins and profitability. In 2003, we wrote off the remaining $0.3 million of a terminated prepaid contract for call validation query services that had been classified as an “Asset Held for Sale.” See “Risk Factors — Risks Relating to Our Business — A number of our customers individually account for a large percentage of our revenues, and therefore the loss of one or more of these customers could harm our business.”
      Employee Severance. We incurred $3.1 million of employee severance expenses in 2004 as a result of the termination of employees in conjunction with the downsizing and consolidation of our T-Netix and Evercom subsidiaries, resulting in the termination of 147 individuals. No comparable events occurred in 2003.

      Loss on Debt Extinguishment. We recognized a $2.8 million loss on debt extinguishment in 2004 as a result of our refinancing activities. There was no comparable loss on debt extinguishment in 2003.
      Depreciation and Amortization Expenses. Depreciation and amortization expenses were $13.2 million in 2004 and $11.9 million in 2003, a net increase of $1.3 million, or approximately 10.9%. Of this increase approximately $4.9 million was due to our acquisition of Evercom coupled with the impact of purchase accounting adjustments to the book values of both T-Netix and Evercom assets that were made upon their respective acquisition dates, offset by $1.6 million of depreciation and amortization expense incurred by T-Netix for the 62-day period from January 1, 2004 to March 2, 2004 prior to our acquisition of T-Netix on March 3, 2004.
      Transaction Expenses. In connection with our acquisitions of T-Netix and Evercom, we incurred transaction expenses of $1.0 million in 2004. These transaction expenses consisted primarily of professional service fees and bonuses paid in connection with the acquisitions of T-Netix and Evercom. There were no comparable transaction expenses in 2003.
      Interest and Other Expenses, Net. Interest and other expenses were $14.0 million in 2004 and $3.8 million in 2003. The increase is primarily due to the incremental borrowings on our debt facilities, including the old notes and the senior subordinated notes, to fund the T-Netix and Evercom acquisitions.
      Income Tax Expense (Benefit). We reported an income tax benefit of $12.7 million for the period January 12, 2004 (inception) through December 31, 2004, compared to an income tax expense of $2.7 million for the year ended December 31, 2003. The income tax benefit reported for 2004 was due to operating losses incurred during such period.

Results of Operations for the Years Ended December 31, 2003 (Predecessor) Compared to December 31, 2002 (Predecessor)
      Total Revenues. Total revenues for the year ended December 31, 2003 decreased by 2% to $117.2 million from $119.8 million for the year ended December 31, 2002. This decrease was attributable to a decline in telecommunications services revenues of $6.9 million and in equipment sales and other of $3.6 million, offset partially by an increase in direct call provisioning revenues of $7.9 million.
      Direct call provisioning revenues for 2003 increased by 16% to $56.7 million from $48.8 million for 2002. This increase was primarily due to T-Netix’s having been awarded several new departments of corrections direct contracts in the latter half of 2002 and throughout 2003. Partially offsetting the increased call volume from new contracts was a decline in call volumes related to T-Netix’s use of improved technology to block certain call attempts that were identified as being unbillable or likely uncollectible.
      Telecommunications services revenues for 2003 decreased by 12% to $50.6 million, from $57.5 million for 2002. This decrease was primarily due to the transition of certain departments of corrections contracts to a direct call provisioning basis, the loss of contracts by telecommunications service provider customers and to a decline in call volumes related to T-Netix’s use of improved technology to block certain call attempts that were identified as being unbillable or likely uncollectible.
      Equipment sales and other revenues for 2003 decreased by 27% to $9.9 million from $13.5 million for 2002. This decrease was primarily due to the favorable settlement in 2002 of certain financial aspects of an agreement with Qwest which resulted in a one-time $3.7 million payment in that year.
      Cost of Service. Total cost of service increased to $75.7 million for 2003, or 4%, from $72.7 million for 2002. The increase was primarily due to an increase in direct call provisioning expenses of $4.6 million, offset partially by decreases in telecommunications services costs of $1.1 million and costs of equipment sales and other of $0.5 million.
      Direct call provisioning expenses, including bad debt expenses, for 2003 increased by 10% to $51.4 million from $46.8 million for 2002. This increase was due to increased call volumes resulting from the awarding of several departments of corrections contracts in the latter half of 2002, which were not reflected for the full year in 2002. Direct call provisioning costs decreased, however, as a percentage of corresponding revenues from 96% for 2002 to 91% for 2003. This decrease in costs as a percentage of direct revenues was due primarily to a decrease in bad debt and communications expenses. The decrease in bad debt expense reflects T-Netix’s improved ability to block calls attempting to be processed through LECs where T-Netix does not have billing arrangements. Beginning in the first quarter of 2002, T-Netix began modifying its call handling processes to the least creditworthy of these LEC customers. Combined with the deployment of new technology and techniques to control unbillable and likely uncollectible calls, T-Netix has been successful in reducing its unbillable call volume and overall bad debt expense as a percentage of applicable revenues to 21% for 2003 compared to 27% for 2002.
      Total costs of equipment sold and other were $4.2 million for 2003 compared to $4.7 million for 2002. Cost of equipment sold and other as a percentage of applicable revenue increased to 43% of revenues for 2003 from 35% for 2002, primarily due to a change in the revenue mix for equipment and other sales. The increase in costs as a percentage of applicable revenues was primarily due to the favorable settlement of certain claims and liabilities associated with Qwest in 2002.
      SG&A. SG&A expenses were $22.6 million for 2003 and $23.4 million for 2002. The decrease in 2003 was due primarily to reductions in professional services fees, contract labor and communications expenses, offset partially by an increase in non-recurring year-end personnel costs.
      Research and Development Expenses. Research and development expenses were $3.6 million for 2003 compared to $3.1 million for 2002. This increase was primarily due to an increase in consulting costs related to the acceleration of several product development efforts.
      Impairment of Telecommunications Assets. In 2002, T-Netix recorded a $1.1 million impairment charge relating to a disputed prepaid contract for call validation query services. The $1.1 million impairment charge recorded during the fourth quarter of 2002 reduced the carrying value of the asset to $0.9 million, which represented the expected net value to be realized through the sale of T-Netix’s rights under the contract. In September 2003, T-Netix reached a preliminary settlement of this legal dispute and further reduced the value of the contract to $0.3 million by recognizing a $0.6 million impairment charge in 2003. At the end of each of 2003 and 2002, the prepaid contract was classified as an “Asset Held for Sale.”
      Depreciation and Amortization Expenses. Depreciation and amortization expense for 2003 decreased by 2% to $11.9 million from $12.1 million for 2002. Depreciation expense increased to $11.0 million for 2003 compared to $10.9 million for 2002. Amortization expenses declined to $0.9 million for 2003 compared to $1.2 million for 2002.
      Patent Litigation Settlement, Net of Expenses. In September 2003, T-Netix settled a patent infringement lawsuit with Global Tel*Link Corporation for a one-time cash payment to T-Netix of $12.0 million and an ongoing royalty fee to be paid to T-Netix over the remaining life of certain of T-Netix’s patents based on the number of telephone instruments in service. T-Netix incurred $2.1 million in related legal, professional services and license fees during each of 2003 and 2002.
      Interest and Other Expenses, Net. Interest and other expense was $3.8 million in 2003 compared to $2.8 million in 2002. Of this amount, interest expense was $3.5 million for 2003 and $2.4 million for 2002. The increase in 2003 was attributable to an increase in the average amount of indebtedness outstanding, amortization of debt financing costs and higher applicable interest rates related to the credit facility obtained in November 2002. Other 2003 expenses included a $0.3 million equity loss from unconsolidated affiliates.
      Income Tax Expense. Income tax expense was $2.7 million for 2003 compared to $0.2 million for 2002 due primarily to the increase in pre-tax income in 2003.

Liquidity and Capital Resources

General
      Our principal liquidity requirements are to service and repay our debt and meet our capital expenditure and operating needs. We are significantly leveraged. As of March 31, 2005, we had $203.1 million in total debt outstanding before considering $3.4 million of OID on our second-priority senior secured notes and $2.9 million of fair value attributable to warrants issued in connection with our senior subordinated debt financing, both of which are reflected as discounts to our outstanding long-term debt on our financial statements. Additionally, as a result of our failure to file a registration statement relating to this exchange offer on or before March 28, 2005, we are required to pay approximately $103,400 of additional interest for the period March 29, 2005 through and including May 16, 2005, the initial filing date of the exchange offer registration statement of which this prospectus forms a part. As of March 31, 2005, we had unused capacity of $19.3 million under our working capital credit facility and total stockholders’ deficit of $26.3 million. In May 2005, we were notified by one of our LEC billing agents that the agent would begin remitting monthly settlements to us fifteen days later than previous practice. Beginning in July 2005, this change will cause a fluctuation in our liquidity by approximately $6 million for two weeks of each month.

Cash Flows
      The following table provides cash flow data for the Predecessor for the fiscal years ended December 31, 2003 and 2002 and for Securus for the periods January 12, 2004 (inception) to December 31, 2004, January 12 (inception) to March 31, 2004 and the three months ended March 31, 2005:

	Predecessor	Predecessor	Securus	Securus	Securus

				Period from
	Year Ended December 31,			January 12, 2004	Three months
				(inception) to	Ended
	2002	2003	2004	March 31, 2004	March 31, 2005

	(Dollars in thousands)			(Dollars in thousands)
				(unaudited)
Net cash provided by operating activities	$13,546	$26,809	$6,568	$(11,831)	$(1,263)
Net cash used in investing activities	$(6,389)	$(6,792)	$(213,066)	$(70,788)	$(5,293)
Net cash provided by (used in) financing activities	$(1,620)	$(3,696)	$208,377	$85,582	$4,973

Cash Flows for the Three Months Ended March 31, 2005 Compared to the Period from January 12, 2004 to March 31, 2004
      Net cash used in operating activities was $1.2 million for the three months ended March 31, 2005 as compared to $11.2 million for the period from January 12, 2004 to March 31, 2004. Cash used in operating activities in 2005 was comprised of $9.3 million of operating income before considering depreciation and amortization offset by $8.1 million of cash paid for interest and a fluctuation in net working capital caused by normal short term payment timing of trade receivables and payables. Cash used in operating activities in 2004 was impacted by $4.0 million of option payments due upon consummation of our acquisition of T-Netix on March 3, 2004, $1.4 of severance payments, and other substantial payments associated with the acquisition.
      Cash used in investing activities was $5.3 million for the three month period ended March 31, 2005, representing capital expenditures for new customer installations in the direct call provisioning business and upgrades or replacements to existing property and equipment. In 2004, we incurred $70.2 million related to our acquisition of T-Netix.

      Cash provided by financing activities was $5.0 million for the three months ended March 31, 2005, consisting primarily of new borrowings under our working capital facility. Cash provided by financing activities in the comparable period of 2004 consisted primarily of borrowings and an equity investment to fund our acquisition of T-Netix on March 3, 2004.

Cash Flows for the Years Ended December 31, 2004 (Securus) Compared to December 31, 2003 (Predecessor)
      Net cash provided by operating activities was $6.6 million for the period January 12, 2004 (inception) to December 31, 2004, as compared to $26.8 million for the year ended December 31, 2003. Net cash used in operating activities was $13.5 million for the year ended December 31, 2002. Net cash used in operating activities consisted primarily of operating income before considering non-cash expenses, such as depreciation and amortization. Net cash from operating activities for T-Netix was unusually high in 2003 as a result of a $10 million settlement of patent litigation net of litigation costs.
      Cash used in investing activities was $213.1 million for the period January 12, 2004 (inception) to December 31, 2004, consisting primarily of $201.0 million of costs to acquire T-Netix and Evercom and $12.1 million of investments in equipment to maintain and grow the direct call provisioning business, as compared to $6.8 million for the year ended December 31, 2003. Cash used in investing activities was $6.4 million for the year ended December 31, 2002.
      Cash provided by financing activities was $208.4 million for the period January 12, 2004 (inception) to December 31, 2004, consisting primarily of new borrowings to fund the Evercom and T-Netix acquisitions and to repay outstanding debt, as compared to $3.7 million used in financing activities for the year ended December 31, 2003. Cash used in financing activities was $1.6 million for the year ended December 31, 2002.
      Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current and expected level of operations, we believe our cash flow from operations, available cash and available borrowings under our $30.0 million working capital facility will be adequate to meet our liquidity needs for the next 12 months and for the foreseeable future. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our working capital facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. Moreover, in light of recent industry trends, we may be required to seek additional financing in order to fund capital expenditures incurred or to be incurred in connection with our procurement of new direct provisioning contracts. In the event that cash in excess of the amounts generated from on-going business operations and available under our working capital facility is required to fund our operations, we may be required to reduce or eliminate discretionary capital expenditures, further reduce or eliminate discretionary selling, general and administrative costs, and sell or close certain of our operations.

Debt and other Obligations
      Senior Notes. We have outstanding $154.0 million principal amount of second-priority senior secured notes due 2011. See “Description of the Exchange Notes.”
      Working Capital Facility. We have a working capital facility which provides for up to $30.0 million in revolving availability, with a sublimit for letters of credit. As of March 31, 2005 we had borrowings of $5.0 million outstanding under our working capital facility and approximately $5.7 million of letters of credit issued under the facility. See “Description of Our Other Indebtedness — Working Capital Facility.”
      The obligations under our working capital facility are guaranteed on a secured, first priority basis by us and our subsidiaries, as described under “Description of Our Other Indebtedness — Working Capital Facility.” The loans are secured by a first priority lien on substantially all of our assets including, but not limited to the capital stock of each of our subsidiaries and all of our and our subsidiaries’ tangible and intangible non-real estate properties and assets.
      The credit agreement contains a number of customary affirmative and negative covenants that are subject to significant exceptions. Subject to certain exceptions, the negative covenants restrict our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness, create and incur liens on assets, repay other indebtedness, sell assets, engage in transactions with affiliates, make loans, investments, guarantees or acquisitions, declare dividends, redeem or repurchase equity interests or make other restricted payments, and engage in mergers, acquisitions, asset sales and sale-leaseback transactions. The working capital facility also includes specified financial covenants, including maintaining a minimum interest coverage ratio and capital expenditure limits.
      Senior Subordinated Notes. We have outstanding $40.0 million of senior subordinated notes. The senior subordinated notes are unsecured and subordinated to the notes and amounts owed under our working capital facility. Our obligations under the senior subordinated notes are irrevocably and unconditionally guaranteed on a senior subordinated basis by our subsidiaries, including T-Netix and Evercom.
      The note purchase agreement governing the senior subordinated notes contains a number of customary affirmative and negative covenants. Subject to certain exceptions, these covenants restrict our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness, create and incur liens on assets, repay pari passu our subordinated indebtedness, sell assets, engage in transactions with affiliates, make loans, investments, guarantees or acquisitions, declare dividends, redeem or repurchase equity interests or make other restricted payments, and engage in mergers, acquisitions, asset sales and sale-leaseback transactions. The senior subordinated notes also include specified financial covenants consistent with those contained in the indenture governing the notes. See “Description of Our Other Indebtedness — Senior Subordinated Debt Financing.”

Capital Requirements
      As of December 31, 2004, our contractual cash obligations and commitments on an aggregate basis are as follows:

	Payments Due by Period

	2005		2006		2007		2008		2009		Thereafter

	(Dollars in thousands)
Long term debt(1)	$—	*	$—	*	$—	*	$—	*	$—	*	$194,000	*
Operating leases	1,964		1,903		1,347		1,026		896		5,187
Capital leases	27		—		—		—		—		—

Total contractual cash obligations and commitments	$1,991		$1,903		$1,347		$1,026		$896		$199,187

*	Assumes no repurchases of notes or senior subordinated notes during such periods. Also does not give effect to mandatory purchases of notes, if any, with excess cash flow. See “Description of the Notes — Excess Cash Flow.”

(1)	Does not include any amounts that may be drawn under our working capital facility, which expires on September 9, 2009, or accrued interest under our long-term debt.

Surety Bonds
      In the ordinary course of business, we obtain for the benefit of our customers surety, performance and similar bonds. As of March 31, 2005, we had outstanding approximately $5.7 million of these bonds which are backed by letters of credit issued under our working capital facility.

Quantitative and Qualitative Disclosure about Market Risk
      As of March 31, 2005, we had $198.1 million face amount of fixed-rate debt outstanding and approximately $5.7 million of letters of credit issued under our working capital facility. In addition, we had $5.0 million of variable rate debt outstanding under our working capital facility and up to an additional $19.3 million of variable rate borrowing capacity available under our working capital facility. The revolving loans under our working capital facility exposes us to changes in interest rates as borrowings bear interest at floating rates based on LIBOR or the prime rate.
      For fixed-rate debt, interest rate changes generally affect the fair market value but do not affect earnings or cash flows. The fair market value of fixed-rate obligations is determined based on discounted cash flow analyses, using the rates and maturities of these obligations compared to terms and rates currently available in the long-term markets. To the extent we seek to purchase notes on the open market or otherwise, the prices we pay to purchase the notes will therefore be affected by interest rates generally.
Critical Accounting Policies
      A “critical accounting policy” is one that is both important to the portrayal of a company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The financial statements of T-Netix and Evercom have been, and our financial statements will be, prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The process of preparing financial statements in conformity with GAAP requires us to use estimates and assumptions to determine certain of our assets, liabilities, revenues and expenses. We base these determinations upon the best information available to us during the period in which we are accounting for our results. Our estimates and assumptions could change materially as conditions within and beyond our control change or as further information becomes available. Further, these estimates and assumptions are affected by management’s application of accounting policies. Changes in our estimates are recorded in the period the change occurs. Our critical accounting policies include, among others:

•	revenue recognition and bad debt reserve estimates;

•	goodwill and other intangible assets;

•	accounting for income taxes; and

•	acquisition-related assets and liabilities.
      The following is a discussion of our critical accounting policies and the related management estimates and assumptions necessary for determining the value of related assets or liabilities.

Revenue Recognition
      Revenues from direct call provisioning are recognized at the time the telephone call is completed and revenues from telecommunications and Solutions services are recognized in the period in which calls are processed through our systems. Revenues from equipment sales are recognized when the equipment is shipped to customers. We record deferred revenues for advance billings to customers, or prepayments by customers.
      In evaluating the collectibility of our trade receivables, we assess a number of factors including our historical cash resources held by our LEC billing agents and collection rates with our billing agents and a specific customer’s ability to meet the financial obligations to us, as well as general factors, such as the length of time the receivables are past due and historical collection experience. Based on these assessments, we record reserves for uncollectibles to reduce the related receivables to the amount we ultimately expect to collect from our customers. If circumstances related to specific customers change or economic conditions worsen such that our past collection experience is no longer relevant, our estimate of the recoverability of our trade receivables could be further reduced or increased from the levels provided for in our financial statements. Because the majority of our receivables are collected through our LEC billing agents and such agents typically do not provide us with visibility as to collection results for on average a six to nine month period, our bad debt reserves are estimated and may be subject to substantial variation.

Goodwill and Other Intangible Assets
      The calculation of amortization expense is based on the cost and estimated economic useful lives of the underlying intangible assets, intellectual property assets and capitalized computer software, and patent license rights. Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. We review our unamortized intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the estimated useful life has been reduced. We estimate the future cash flows expected to result from operations, and if the sum of the expected undiscounted future cash flows is less than the carrying amount of the intangible asset, we recognize an impairment loss by reducing the unamortized cost of the long-lived asset to its estimated fair value.

Accounting for Income Taxes
      We recognize deferred tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. We must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance.

Acquisition Related Assets and Liabilities
      Accounting for the acquisition of a business as a purchase transaction requires an allocation of the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most difficult estimations of individual fair values are those involving long-lived assets, such as properties, plant and equipment and intangible assets. We use all available information to make these fair value determinations and, for major business acquisitions, engage an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Due to inherent subjectivity in determining the estimated fair value of long-lived assets and the significant number of business acquisitions that we have completed, we believe that the recording of acquired assets and liabilities is a critical accounting policy.
Recent Accounting Pronouncements
      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 amends certain other existing pronouncements. For mandatorily redeemable financial instruments of public entities, the requirements of SFAS 150 must be applied in the first fiscal period beginning after June 15, 2003. We have adopted this pronouncement. The adoption of this pronouncement did not have a material effect on our consolidated financial statements.

      In December 2003, the Financial Accounting Standard Board (“FASB”) issued FASB interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it had controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company applies FIN 46R to variable interest in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning January 1, 2005. For any VIE; that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interest of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of this pronouncement did not have material impact on our consolidated financial statements.
      In December 2004, the Financial Accounting Standard Board (“FASB“) issued SFAS No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transaction in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be applicable to us as of January 1, 2006. We do not expect that the adoption of this Statement will have a material impact on our consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be applicable to us for inventory costs incurred on or after January 1, 2006. We do not expect that the adoption of this Statement will have a material impact on our consolidated financial statements.
      In December 2004, the FSAB issued SFAS No. 153, Exchange of Nonmonetary Assets, which eliminates an exception in APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges on nonmonetary assets that do not have commercial substance. This Statement will be applicable to us for nonmonetary asset exchanges occurring on or after January 1, 2006. We do not expect that the adoption of this Statement will have a material impact on our consolidated financial statements.
      In March 2005, the FASB issued Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations — an interpretation of SFAS No. 143, which clarifies the term “conditional asset retirement obligation” used in SFAS No. 143, Accounting for Asset Retirement Obligations, and specifically when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is required to be adopted no later than September 30, 2005. We do not expect the adoption of FIN 47 to have a material impact on our consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL DATA — EVERCOM
(In millions)
      The selected consolidated historical financial data presented below for and as of the end of each of the years in the five-year period ended December 31, 2003 are derived from the consolidated financial statements of Evercom, which financial statements have been audited by Deloitte & Touche LLP, Evercom’s independent auditors. The selected consolidated historical financial data for and as of the end of the six-month periods ended June 30, 2003 and 2004 have been derived from unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial information for such periods and as of such dates. The consolidated historical results for the six-month periods ended June 30, 2003 and 2004 are not necessarily indicative of results for a full fiscal year. The other financial data presented below for and as of the end of each of the years in the five-year period ended December 31, 2003 and for the six-month periods ended June 30, 2003 and 2004 are derived from the accounting records of Evercom. The following selected historical consolidated financial data should be read in conjunction with the audited consolidated financial statements of Evercom, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Evercom,” and “Pro Forma Combined Financial Statements” and, in each case, the related notes included elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

Consolidated Statement of Operations Data:
Operating revenues	$236.8	$234.5	$245.2	$238.8	$233.1	$115.1	$126.3
Costs of revenues	182.2	178.0	195.7	192.2	181.0	91.2	98.5
Selling, general and administrative(1)	17.2	17.7	21.6	21.1	24.2	10.5	13.2
Depreciation and amortization(2)	28.7	23.1	22.1	18.8	14.5	7.8	6.4
Restructuring, transactions expenses and other charges(3)	(0.1)	—	—	3.6	1.2	1.2	1.0
Other operating expenses(4)	—	—	1.0	0.7	3.6	0.1	0.9

Income from operations	8.8	15.7	4.8	2.4	8.6	4.3	6.3
Other Income (Expense):
Interest and other expenses, net	(19.5)	(19.3)	(18.7)	(23.1)	(9.2)	(6.3)	(1.9)

Income (loss) from continuing operations before income taxes	(10.7)	(3.6)	(13.9)	(20.7)	(0.6)	(2.0)	4.4
Income tax expense	0.4	0.6	0.1	—	0.1	—	0.6

Cumulative effect of the change in accounting principles	—	—	—	(11.8)	—	—	—

Net income (loss)	$(11.1)	$(4.2)	$(14.0)	$(32.5)	$(0.7)	$(2.0)	$3.8

Preferred stock dividends	1.3	1.4	1.5	1.5	0.1	0.1	—

Net income (loss) applicable to common stockholders	$(12.4)	$(5.6)	$(15.5)	$(34.0)	$(0.8)	$(2.1)	$3.8

Other Financial Data(5):
Total Direct Provisioning revenues(6)	$212.7	$211.0	$215.5	$211.8	$205.3	$101.9	$110.8
Total Solutions Services revenues(7)	22.3	22.5	21.1	21.1	24.5	12.0	14.0
Total Equipment Sales and Other revenues	1.8	1.0	8.6	5.9	3.3	1.2	1.5

						Six Months Ended
	Year Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

Consolidated Cash Flow Data:
Cash flows from operating activities	$15.9	$20.2	$11.0	$22.0	$16.3	$4.8	$12.0
Cash flows from investing activities	(12.1)	(12.2)	(15.6)	(9.1)	(15.3)	(6.5)	(6.0)
Cash flows from financing activities	(3.5)	(5.8)	0.6	(12.8)	(1.0)	1.6	(3.5)
Capital expenditures	8.4	10.2	13.7	10.1	13.7	6.5	6.3
Consolidated Balance Sheet Data (end of period):
Cash and cash equivalents	$2.0	$4.2	$0.2	$0.2	$0.3	$0.2	$2.7
Total current assets	46.0	49.4	40.0	37.2	47.0	43.0	49.8
Net property and equipment	28.4	27.1	29.3	23.4	23.5	22.7	24.2
Total assets	172.1	162.5	153.9	127.4	133.1	128.3	135.9
Total long-term debt (including current portion)	172.0	166.5	163.5	151.9	40.4	40.5	36.9
Stockholders’ (deficit) equity	(43.0)	(48.0)	(52.9)	(86.7)	42.4	41.0	47.1

(1)	Includes research and development expense.

(2)	Includes amortization of acquired facility contracts.

(3)	Represents one-time charges related to Evercom’s exchange offer and reorganization completed in February 2003 and expenses related to the transactions contemplated hereby that have been paid in cash or accrued in the six months ended June 30, 2004. Those accrued transaction expenses will be paid upon consummation of the transactions and are included in the sources and uses.

(4)	Includes loss on debt extinguishment and compensation expense on restricted stock.

(5)	Information presented in Other Financial Data derived from accounting records of Evercom which support the audited statements.

(6)	Includes revenues from Evercom’s direct provisioning business, as well as Evercom’s Information Manager product and their payphone operations.

(7)	Includes revenues from Evercom’s Solutions and Billing Service businesses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — EVERCOM
Overview
      Evercom provides inmate telecommunications services to local, county, state, federal and private correctional facilities in the United States. Evercom derives its revenues directly from its operation of inmate telecommunications systems located in correctional facilities in 43 states and the District of Columbia and indirectly by providing its Solutions and selling equipment and services to RBOCs, LECs and IXCs as a subcontractor. As of March 31, 2004, Evercom served 1,958 correctional facilities through its direct business and served an additional 393 customer sites in its Solutions business as a subcontractor.

Revenues
      Evercom’s direct telecommunications business consists of owning, operating and maintaining equipment in 1,958 primarily local and county correctional facilities as of March 31, 2004. Evercom enters into multi-year agreements (generally three to five years) with correctional facilities, pursuant to which it serves as the exclusive provider of telecommunications services to inmates within each facility. In exchange for the exclusive service rights, Evercom pays a percentage of its revenues from the facility as a commission to that facility. Evercom primarily provides its services to local and county correctional facilities, where commission rates tend to be lower. Evercom experienced overall average commissions of 40% of direct provisioning revenues for 2003. Typically, Evercom installs and retains ownership of the telephones and related equipment and provides additional services to correctional facilities that are tailored to the specialized needs of the corrections industry and to the requirements of the individual correctional facility, such as call activity reporting and call blocking. In its direct business, Evercom earns the full retail value of the call and pays corresponding line charges and commissions; consequently, its net profit dollars are higher, but its net profit margin is lower, than in its Solutions business.
      Evercom also offers its Solutions services and the sale of equipment to RBOCs, LECs and IXCs as customers to support their telecommunications contracts with correctional facilities. The Solutions business consists of providing validation, uncollectible account management and billing services. In this business, accounts receivable generated from calls placed by inmates in correctional facilities are typically purchased from the third party inmate telecommunications provider and Evercom accepts responsibility for call validation, uncollectible accounts, and billing and collections costs, with no recourse to the RBOC, LEC or IXC customer. However, all purchased receivables must be processed and validated through Evercom’s risk management system prior to allowing the call to be completed and also must be billed through Evercom’s proprietary billing systems. Evercom’s revenues from its Solutions service equal the difference between the face value of the receivables purchased and the amount Evercom pays the RBOC, LEC or IXC customer for the discounted accounts receivable. Because Evercom’s revenues associated with its Solutions business represent only a percentage of the face value of the receivables purchased, the associated billing and collection fees and uncollectible account expense represent a much higher percentage of revenues as compared to Evercom’s direct call provisioning business. In the Solutions business, Evercom does not bear any of the costs of facility commissions, equipment, line charges or direct sales charges, but bears the risk of unbillable and uncollectible accounts receivable.
      Evercom acquired FortuneLinX, Inc. in June 2001. FortuneLinX was a start-up provider of validation services to the telecommunications industry. Although FortuneLinX technology was valuable and used in Evercom’s bad debt management, FortuneLinX incurred operating losses and Evercom elected to assign all of its service contracts to a third party in January 2003.
      Evercom has provided billing services to a major RBOC since 1998. These services were similar to the Solutions services. This major RBOC decided to discontinue its inmate telecommunications business and, consequently, Evercom’s revenues from this customer gradually declined and, as of March 31, 2004, Evercom no longer serviced this major RBOC. In 2001, revenues were approximately $18.6 million as compared to approximately $3.6 million for the year ended December 31, 2003.

      Evercom bills substantially all of its direct and Solutions revenues through LECs when it has an agreement with the LEC in which the billed party is located, and utilizes third-party billing aggregators in certain rural and other areas when it does not. During 2003, Evercom billed approximately 78% of its operating revenues and 89% of its collect call revenues through LEC direct billing agreements. Direct billing through LECs is advantageous because it eliminates third-party costs, expedites the billing and collection process, increases collectibility and reduces write-offs.

Operating Expenses
      Evercom’s principal operating expenses in its direct call provisioning business consist of (i) telecommunications costs, which include bad debt expense; (ii) commissions paid to correctional facilities, which are typically expressed as a percentage of either gross, billed and collected, or net revenues; (iii) field operations and maintenance costs, which consist primarily of field service on Evercom’s installed base of inmate telephones; and (iv) SG&A.
      Telecommunications Costs. The principal components of telecommunications costs are long distance transmission costs, local access costs, third party billing costs, customer service costs and costs of unbillable and uncollectible accounts. Long distance costs consist of charges for minutes of use purchased from IXCs. Local access charges consist of monthly line and usage charges paid to RBOCs and other LECs for interconnection to the local network for local calls, which are computed on a flat monthly charge plus, for certain LECs, a per message or per minute usage rate based on the time and duration of the call. Third-party billing charges consist of payments to LECs and other billing service providers for billing and collecting revenues from called parties. Customer service costs represent either in-house or contracted customer service representatives who handle questions and concerns and take payments from billed parties.
      Bad Debt. Evercom accounts for bad debt as a cost of providing telecommunications in its direct call provisioning business and Solutions business lines. Evercom accrues the related telecommunications cost charges along with an allowance for unbillable and uncollectible calls, based on historical experience. Charges for inmate telephone calls on a collect basis are considered unbillable, in cases when there is no billing address for the telephone number called, or uncollectible, when the billed party is unable or unwilling to pay for the call. Evercom uses a proprietary, specialized billing and bad-debt management system to integrate its billing with its call blocking, validation, and customer inquiry procedures. Evercom seeks to manage its higher risk revenues by proactively requiring certain billed parties to prepay collect calls or be directly billed by Evercom. This system utilizes multi-variable algorithms to minimize bad debt expense by adjusting Evercom’s credit policies and billing. For example, when unemployment rates are high, Evercom may decrease credit to less creditworthy billed parties or require them to purchase prepaid calling time to receive inmate calls. This system, combined with the direct billing to LECs, has enabled Evercom to realize what we believe to be industry-low bad debt margins since its inception in 1996 with significant enhancements made to the system in 2002. Bad debt tends to rise as the economy worsens, and is subject to numerous factors, some of which may not be known. To the extent Evercom’s bad debt management system overcompensates for bad debt exposure by limiting credit to billed parties, Evercom’s revenues and profitability may decline as fewer calls are allowed to be made.
      There is a significant lag time (averaging six to nine months) between the time a call is made and the time Evercom learns from a LEC that the billed party has failed to pay for a call. During this period, Evercom may continue to extend credit to the billed party prior to terminating service and thus increase exposure to bad debt. Additionally, because of the significant lag time, deteriorating trends in collection rates may not be immediately visible and bad debt may therefore increase prior to Evercom’s ability to adjust its algorithms and reduce credit limits.
      Facility Commissions. Evercom pays its direct customers a commission that is typically based on a percentage of its revenues from each facility in its direct call provisioning business. Commissions are generally set for the duration of the multi-year contract with the facility, and in some cases, are subject to monthly minimum amounts and up-front payments. Commission rates are one of the primary bases of competition for obtaining and retaining facility contracts. Evercom’s ability to offer increasingly attractive commission rates to facilities depends on its ability to control its operating expenses. Commission rates are expected to gradually increase as a percentage of revenues in the future.
      Field Operations and Maintenance. Field operations and maintenance expenses consist of maintenance costs associated with inmate phones and related equipment.
      SG&A. SG&A expenses consist of corporate overhead and selling expenses, including marketing, legal, regulatory and research and development costs.

Reorganization
      Evercom completed a reorganization of its capital structure in February 2003, which affects year-to-year comparisons of financial information. Pursuant to the restructuring, Evercom exchanged $112.9 million of its then outstanding senior notes for 5,905,557 shares of common stock. As of June 30, 2004, $1.7 million principal amount of the subordinated notes remained outstanding. In connection with the restructuring, Evercom incurred professional fees of $1.0 million in 2003 and $3.6 million in 2002, an increase in stockholders equity of $129.8 million and a subsequent corresponding decrease in interest expense.
Results of Operations
      The following table sets forth, for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004, respectively, the results of operations of Evercom.

	Year Ended December 31,						Six Months Ended June 30,

	2001		2002		2003		2003		2004

	(Dollars in thousands)						(unaudited)
Operating Revenues	$245,179	100%	$238,835	100%	$233,096	100%	$115,083	100%	$126,281	100%
Direct call provisioning	215,457	88	211,772	89	205,297	88	101,882	89	110,824	88
Solutions	2,516	1	10,809	5	20,896	9	9,780	8	13,880	11
Equipment sales and other	7,651	3	1,563	0	3,111	1	1,065	1	1,477	1
Billing Services	18,600	8	10,251	4	3,631	2	2,195	2	100	0
FortuneLinX	955	0	4,440	2	161	0	161	0	—	—
Operating Expenses:
Telecommunication costs	102,651	42	102,008	43	88,854	38	45,932	40	47,946	38
Facility commissions	81,867	33	82,161	34	81,539	35	40,527	35	45,457	36
Field operations and maintenance	7,552	3	6,978	3	8,304	4	4,013	3	4,231	3
Selling, general, and administrative	21,558	9	21,119	9	24,201	10	10,492	9	13,185	11
Transaction expenses	—	—	—	—	—	—	—	—	1,055	1
Cost of equipment sales	3,651	1	1,055	0	2,320	1	712	1	808	1
Depreciation and impairment	11,065	5	13,893	6	10,529	5	5,720	5	4,724	4
Amortization of intangibles	11,059	5	4,921	2	3,958	2	2,121	2	1,647	1
Impairment of goodwill	—	—	1,490	0	—	—	—	—	—	—
Restructuring expense	—	—	3,584	2	1,176	0	1,174	1	—	—
Loss on debt extinguishment	1,055	0	—	—	3,453	1	—	—	—	—
Compensation expense on issuance of restricted stock and options	—	—	—	—	140	0	58	0	891	—
Gain on sale of fixed assets	(122)	0	(751)	0	(4)	0	—	—	—	—

Total operating expenses	240,336	98	236,458	99	224,470	96	110,749	96	119,945	95

Operating Income	4,843	2	2,377	1	8,626	4	4,334	4	6,336	5

	Year Ended December 31,						Six Months Ended June 30,

	2001		2002		2003		2003		2004

	(Dollars in thousands)						(unaudited)
Other Income (Expense):
Interest expense, net	(18,713)	(8)	(23,061)	(10)	(9,242)	(4)	(6,325)	(5)	(1,880)	(1)
Other	—	—	—	—	—	—	3	0	—	—

Total other income (expense)	(18,713)	(8)	(23,061)	(10)	(9,242)	(4)	(6,322)	(5)	(1,880)	(1)
(Loss) Income before Income Taxes and Cumulative Effect of the Change in Accounting Principle	(13,870)	(6)	(20,684)	(9)	(616)	0	(1,988)	(2)	4,456	4
Income Tax Expense	(85)	0	(7)	0	(46)	0	—	—	(645)	(1)

Net (Loss) Income before Cumulative Effect of the Change in Accounting Principle	(13,955)	(6)	(20,691)	(9)	(662)	0	(1,988)	(2)	3,811	3
Cumulative Effect of the Change in Accounting Principle	—	—	(11,792)	(5)	—	—	—	—	—	—

Net (Loss) Income	$(13,955)	(6)%	$(32,483)	(14)%	$(662)	0%	$(1,988)	(2)%	$3,811	3%

Six Months Ended June 30, 2004 Compared To Six Months Ended June 30, 2003
      Operating Revenues. Evercom’s operating revenues for the six months ended June 30, 2004 increased by 10% to $126.3 million from $115.1 million for the corresponding period in 2003. The increase in operating revenues was primarily due to increases in inmates served through direct contracts and additional Solutions business ($13.0 million combined), partially offset by a $2.1 million decline during the period due to a decision by a major RBOC billing services customer to gradually exit the inmate telecommunications market and cease its relationship with Evercom. This RBOC is now completely out of the revenue base. Revenues from equipment sales were $1.5 million and $1.1 million for the six months ended June 30, 2004 and 2003, respectively.
      Operating Expenses. Total operating expenses for the six months ended June 30, 2004 increased by 8% to $119.9 million from $110.7 million for the corresponding period in 2003. Operating expenses as a percentage of operating revenues decreased 1% to 95% for the six months ended June 30, 2004 from 96% for the corresponding period in 2003. The decrease in operating expenses as a percentage of revenues is primarily due to the factors discussed below.
      Telecommunication costs for the six months ended June 30, 2004 increased by 4% to $47.9 million from $45.9 million for the corresponding period in 2003. Telecommunication costs represented 38% of operating revenues for the six months ended June 30, 2004 and 40% of operating revenues for the corresponding period in 2003, a decrease of 2%. The percentage decrease is primarily due to lower costs of uncollectible accounts as a result of new bad debt initiatives and declining long distance costs related to new contracts negotiated with IXCs. These favorable variances were partially offset by cost increases implemented by Evercom’s third-party billing agents. Evercom anticipates future cost increases from its third-party billing agents.
      Facility commissions for the six months ended June 30, 2004 increased by 12% to $45.5 million from $40.5 million for the corresponding period in 2003. Facility commissions represented 36% of operating revenues for the six months ended June 30, 2004 and 35% of operating revenues for the corresponding period in 2003, an increase of 1%. Commissions as a percentage of revenues for Evercom’s direct call provisioning increased to 41% for the six months ended June 30, 2004 from 40% for the six months ended June 30, 2003. This increase is due to competition for new business and increased commission rates on renewals. Commission rates are expected to gradually increase in the future based on prevailing competitive trends.

      Field operations and maintenance costs for the six months ended June 30, 2004 increased by 5% to $4.2 million from $4.0 million for the corresponding period in 2003. Field operations and maintenance costs represented 3% of operating revenues for the six months ended June 30, 2004 and 2003. The dollar increase is primarily due to incremental costs to service direct business won from competitors.
      SG&A for the six months ended June 30, 2004 increased by 26% to $13.2 million from $10.5 million for the corresponding period in 2003. SG&A represented 10% of operating revenues for the six months ended June 30, 2004 and 9% of operating revenues for the corresponding period in 2003, an increase of 1%. The variance is primarily due to $0.6 million in increased spending on research and development, $0.7 million of expenses relating to a specific litigation matter, $0.5 million in increased employee bonus compensation and $0.9 million in increased sales and marketing and other costs to support market share growth.
      Transaction expenses. In connection with merger related activities, Evercom incurred transaction related expenses of $1.1 million for the six months ended June 30, 2004. These transaction expenses consisted primarily of professional service fees and other costs incurred. There were no comparable transaction expenses for the corresponding period in 2003.
      Cost of equipment sales for the six months ended June 30, 2004 increased by 13% to $0.8 million from $0.7 million for the corresponding period in 2003 due to increased sales of equipment. Margins on the equipment business for the six months ended June 30, 2004 were 45% compared to 33% for the corresponding period in 2003.
      Depreciation and amortization costs for the six months ended June 30, 2004 decreased by 19% to $6.4 million from $7.8 million for the corresponding period in 2003. Depreciation and amortization costs represented 5% of operating revenues for the six months ended June 30, 2004 and 7% of operating revenues for the corresponding period in 2003, a decrease of 2%. The decrease as a percentage of operating revenues is primarily due to depreciation and amortization expense associated with the expiration and renewal of certain inmate facility contracts. Evercom amortizes acquired inmate facility contracts and depreciates the corresponding equipment over each contract’s remaining term at the acquisition date. As the contract terms expire, the acquired inmate facility contracts become fully amortized and the equipment becomes fully depreciated, and as a result, depreciation and amortization expense declines.
      Restructuring Expense. Evercom incurred $1.2 million for professional fees during the six months ended June 30, 2003 as a result of the two-month effort to close the exchange offer and reorganization. No comparable fee was incurred for the corresponding period in 2004.
      Compensation Expense on Issuance of Restricted Stock and Options. Evercom recognized non-cash compensation expense of $0.9 million and $0.1 million for the six months ended June 30, 2004 and 2003, respectively, for restricted shares and options issued to management.
      Operating Income. Evercom’s operating income for the six months ended June 30, 2004 increased by 47% to $6.3 million from $4.3 million for the corresponding period in 2003, substantially due to the factors described above. Evercom’s operating income margin increased to 5% for the six months ended June 30, 2004 from 4% for the corresponding period in 2003, primarily as a result of the same factors.
      Interest Expense, Net. Interest expense, net, consisting of interest expense offset by interest income for the six months ended June 30, 2004 decreased by 70% to $1.9 million from $6.3 million for the corresponding period in 2003. This decrease is primarily a result of the exchange offer and reorganization that was completed in February 2003.
      Income Tax Expense. Income tax expense for the six months ended June 30, 2004 increased to $0.6 million from a negligible amount for the corresponding period in 2003. The increase in income tax expense for the six months ended June 30, 2004 was the result of our generating net income as compared to incurring a net loss for the corresponding period in 2003.

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002
      Operating Revenues. Evercom’s operating revenues for 2003 decreased by 2% to $233.1 million from $238.8 million for 2002. The decrease in operating revenues was primarily due to Evercom’s implementation of its new bad debt management systems to reduce its bad debt expense. Evercom reduced its bad debt exposure to high-risk customers by reducing their available credit and/or blocking their calls. As a result, Evercom’s revenues declined for 2003 as compared to 2002. Additionally, the billing services provided to a major RBOC customer that elected to discontinue its inmate telecommunications business declined $6.6 million for 2003 as compared to 2002. Evercom’s operating revenues also declined by $4.3 million between 2003 and 2002 as a result of the assignment of all of FortuneLinX’s service contracts to a third party in January 2003. These revenue declines were partially offset by new accounts added in both the direct and Solutions businesses as well as increased equipment sales. Revenues increased in the direct business as a result of net new accounts won from competitors. Additionally, revenues increased by $10.1 million in the Solutions business as a result of increased market penetration and the addition of new customers. Revenues also increased by $1.5 million as a result of higher equipment sales.
      Operating Expenses. Total operating expenses for 2003 decreased by 5% to $224.5 million from $236.5 million for 2002. Operating expenses as a percentage of operating revenues decreased by 3% to 96% for 2003 from 99% for 2002. The decrease in operating expenses as a percentage of revenues is primarily due to factors discussed below:
      Telecommunication costs in 2003 decreased by 13% to $88.9 million from $102.0 million for 2002. Telecommunication costs represented 38% of operating revenues for 2003 and 43% of operating revenues in 2002, a decrease of 5%. The percentage decrease is primarily due to a 3% decrease in bad debt expense as a result of Evercom implementing its new billing and bad debt management system and a 1% decrease in long distance charges as a result of new contracts negotiated with IXCs. Additionally, Evercom received a $1.2 million refund of local access charges relating to prior years. These favorable variances were partially offset by cost increases implemented by Evercom’s third-party billing agents.
      Facility commissions for 2003 decreased by 1% to $81.5 million from $82.2 million for 2002. Facility commissions represented 35% of operating revenues for 2003 and 34% for 2002, an increase of 1%. Commission expense as a percentage of revenues for Evercom’s direct call provisioning was 40% and 39% for 2003 and 2002, respectively. This increase was due to competition for new business and increased commission rates on renewals.
      Field operations and maintenance costs for 2003 increased by 19% to $8.3 million from $7.0 million in 2002. Field operations and maintenance costs represented 4% of operating revenues for 2003 and 3% of operating revenues for 2002, an increase of 1%. The increase is due to increased costs to service direct business won from competitors, a $0.3 million write-off of obsolete inventory and elimination of short-term cost-containment measures in 2002 that were implemented to conserve cash while Evercom attempted to restructure its balance sheet.
      SG&A for 2003 increased by 15% to $24.2 million from $21.1 million for 2002. SG&A represented 10% of operating revenues for 2003 and 9% of operating revenues for 2002, an increase of 1%. The dollar increase is primarily due to the elimination of the short-term cost-containment measures, which resulted in raises and higher incentive bonuses for personnel and increased sales and marketing budgets to increase market share. Additionally, Evercom incurred $0.3 million of expenses related to a specific litigation matter for 2003. SG&A also increased by $0.3 million as a result of a settlement with a state of an ongoing excise tax matter and a $0.5 million accrual for a rating dispute with another state public utility commission. These increases were partially offset by $1.0 million of savings of Evercom’s assignment of all of FortuneLinX’s service contracts to a third party in January 2003. The increase in SG&A as a percentage of revenues is attributable to the aforementioned matters and the decline in revenues resulting from the initiatives to reduce bad debt expense.

      Cost of equipment sales for 2003 increased by 109% to $2.3 million from $1.1 million for 2002 due to increased sales of equipment. Margins on the equipment business for 2003 were 25% compared to 33% for 2002.
      Total depreciation and amortization costs for 2003 decreased by 23% to $14.5 million from $18.8 million for 2002. Depreciation and amortization costs represented 7% of operating revenues for 2003 and 8% of operating revenues for 2002, a decrease of 1%. The decrease as a percentage of operating revenues is primarily due to depreciation and amortization associated with the fully depreciated telephone equipment and expiration of inmate facility contracts.
      Impairment of Intangibles. Due to a loss of a significant customer of FortuneLinX during 2002, Evercom recorded a $1.5 million impairment loss against goodwill related to the acquisition of FortuneLinX. No comparable loss was recorded for 2003.
      Restructuring Expense. Evercom incurred $1.2 million for 2003 and $3.6 million for 2002 for professional fees in connection with the exchange offer and reorganization consummated in February 2003.
      Loss on Debt Extinguishment. During 2003, Evercom refinanced its existing debt and wrote off $3.5 million of unamortized loan costs.
      Compensation Expense on Issuance of Restricted Stock and Options. During 2003, Evercom incurred $0.1 million of non-cash compensation expense related to the issuance of restricted stock to one of its officers.
      Gain on Sale of Fixed Assets. Gain on sale of fixed assets was a negligible amount for 2003 and was $0.8 million for 2002. The gain for 2002 was a result of two sales of used equipment to a Solutions customer.
      Interest Expense, Net. Interest expense, net, consisting of interest expense offset by interest income, decreased $13.9 million, or 60%, to $9.2 million for 2003 from $23.1 million for 2002. This decrease was a result of the exchange offer and reorganization that was completed in February 2003.
      Income Tax Expense. Income tax expense was negligible in 2002 and 2003 as Evercom had negligible taxable income and substantial income tax net operating losses.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001
      Operating Revenues. Evercom’s operating revenues for 2002 decreased by 3% to $238.8 million from $245.2 million for 2001. The decrease in operating revenues was primarily due to Evercom’s implementation of its new debt management systems to reduce its bad debt expense. Evercom reduced its bad debt exposure to high-risk customers by reducing their available credit and/or blocking their calls. As a result, Evercom’s revenues declined for 2002 as compared to 2001. Additionally, the billing services provided to a major RBOC customer that elected to discontinue its inmate telecommunications business declined $8.3 million for 2002 as compared to 2001. Evercom’s equipment sales revenue declined by $6.1 million between 2002 and 2001 as a result of abnormally high equipment sales in 2001 to a customer who had won two large state contracts. These revenue declines were partially offset by new accounts added in both the direct and Solutions businesses as well as increased FortuneLinX revenues. Revenues increased in the direct business as a result of net new accounts won from competitors. Revenues increased by $8.3 million in the Solutions business as a result of increased market penetration and the addition of new customers. FortuneLinX revenues increased by $3.5 million between 2002 and 2001 as a result of new customer additions.
      Operating Expenses. Total operating expenses for 2002 decreased by 2% to $236.5 million from $240.3 million for 2001. Operating expenses as a percentage of operating revenues increased by 1% to 99%

for 2002 from 98% for 2001. The increase in operating expenses as a percentage of revenues is primarily due to factors discussed below:
      Telecommunication costs for 2002 decreased by 1% to $102.0 million from $102.7 million for 2001. Telecommunication costs represented 43% of operating revenues for 2002 and 42% of operating revenues for 2001, an increase of 1%. Excluding the effect of equipment sales that do not have associated telecommunications costs, telecommunications costs represented 43% of operating revenues for both 2002 and 2001. These favorable variances were substantially offset by cost increases implemented by Evercom’s third-party billing agents and by incremental direct costs of Evercom’s newly acquired FortuneLinX subsidiary, and increased customer service costs related to the implementation of the bad debt initiatives. Additionally, in 2001 Evercom received a one-time refund of long distance costs from one of its carriers that pertained to prior years.
      Facility commissions for 2002 increased by less than 1% to $82.2 million from $81.9 million for 2001. Facility commissions represented 34% of operating revenues for 2002 and 33% for 2001, an increase of 1%. Excluding the effect of equipment sales that do not have associated facility commission costs, facility commissions represented 35% of operating revenue for both 2002 and 2001. Commission expense as a percentage of revenues for Evercom’s direct call provisioning was 39% and 38% for 2002 and 2001, respectively. This increase was due to competition for new business and increased commission rates on renewals.
      Field operations and maintenance costs for 2002 decreased by 8% to $7.0 million from $7.6 million for 2001. Field operations and maintenance costs represented 3% of operating revenues for both 2002 and 2001. This decrease was due to short-term cost containment measures implemented to conserve cash while Evercom restructured its balance sheet.
      SG&A for 2002 decreased by 2% to $21.1 million from $21.6 million for 2001. SG&A represented 9% of operating revenues for both 2002 and 2001. SG&A declined primarily as a result of short-term cost containment measures implemented to conserve cash while Evercom restructured its balance sheet. These cost containment measures were partially offset by $0.4 million of SG&A associated with the FortuneLinX acquisition.
      Cost of equipment sales for 2002 decreased by 70% to $1.1 million from $3.7 million for 2001 due to decreased sales of equipment. Margins on the equipment business were 33% for 2002 as compared to 52% for 2001.
      Total depreciation and amortization costs for 2002 decreased by 15% to $18.8 million from $22.1 million for 2001. Depreciation and amortization costs represented 8% of operating revenues for 2002 and 10% of operating revenues for 2001, a decrease of 2%. The decrease as a percentage of operating revenues is primarily due to depreciation and amortization associated with the fully depreciated telephone equipment and expiration of inmate facility contracts. These decreases were offset by an increase in depreciation expense in 2002 as a result of the change in Evercom’s estimate of the useful life of its telephone equipment from 7.5 years to 5 years.
      Impairment of Intangibles. Due to the loss of a significant customer of FortuneLinX during 2002, Evercom recorded a $1.5 million impairment loss against goodwill related to the acquisition of FortuneLinX. No comparable loss was recorded for 2001.
      Restructuring Expense. Evercom incurred $3.6 million during 2002 for professional fees in connection with the exchange offer and reorganization.
      Loss on Debt Extinguishment. During 2001, Evercom refinanced its existing debt and wrote off $1.1 million of unamortized loan costs.
      Gain on Sale of Fixed Assets. Gain on sale of fixed assets for 2002 increased by 700% to $0.8 million from $0.1 million for 2001 as a result of two sales of used equipment to a Solutions customer.

      Interest Expense, net. Interest expense, net, consisting of interest expense offset by interest income, for 2002 increased by 24% to $23.1 million from $18.7 million for 2001. The increase was due to the refinancing of Evercom’s senior credit facility in late 2001 coupled with higher interest rates resulting from defaults under its senior credit facility and senior notes.
      Income Tax Expense. Income tax expense was negligible for both 2002 and 2001 as Evercom had negligible taxable income and substantial net operating losses.
      Cumulative Effect of Change in Accounting Principle. In 2002 Evercom incurred $11.8 million for the cumulative effect of a change in accounting principle as a result of the implementation of FASB 142.

BUSINESS
Overview
      We are the largest independent provider of inmate telecommunications services to correctional facilities operated by city, county, state and federal authorities and other types of confinement facilities, such as juvenile detention centers, private jails and halfway houses in the United States and Canada. We estimate that, as of March 31, 2005, we:

•	derived direct and indirect revenues from approximately 3,200 correctional facilities in the United States and Canada;

•	processed over 16 million calls per month; and

•	provided services, directly and indirectly, to approximately 1.1 million inmates.
      Our business consists of installing, operating, servicing and maintaining sophisticated call processing systems in correctional facilities and providing related services. We generally enter into multi-year agreements (generally three to five years) directly with the correctional facilities in which we serve as the exclusive provider of telecommunications services to inmates. In exchange for the exclusive service rights, we typically pay a negotiated commission to the correctional facility generally based upon revenues generated by actual inmate telephone use. In addition, on larger contracts we have typically partnered with regional bell operating companies, or RBOCs, local exchange carriers, or LECs, and interexchange carriers, or IXCs, for which we have provided our equipment and back office support, including validation, billing and collections services, and charged a fee for such services. Based on the particular needs of the corrections industry and the requirements of the individual correctional facility, we also sell platforms and specialized equipment and services, such as law enforcement management systems, call activity reporting and call blocking.
      The inmate telecommunications industry requires highly specialized systems and related services in order to address the unique needs of the corrections industry. Security and public safety concerns require that correctional facilities have the ability to control inmate access to telephones and certain telephone numbers and to monitor inmate telephone activity. In addition, concerns regarding fraud and the credit quality of the parties billed for inmate telephone usage have led to the development of billing and validation systems and procedures unique to this industry. Inmate telecommunications services in the United States are operated by a large and diverse group of service providers, including RBOCs, LECs and IXCs, such as SBC Communications, MCI, and Sprint and independent public pay telephone and inmate telephone companies.
      We estimate that the inmate telecommunications market opportunity for city, county, state and federal correctional facilities in the United States is approximately $1.7 billion. We estimate that the total direct inmate telecommunications market, excluding intra-industry services, is approximately $1.4 billion. Approximately 58% of this market is directly served by RBOCs, LECs and IXCs, with the remainder of this market served by independent service providers. We believe that we account for approximately 47% of the independent service provider market. Including activities to support our partners, we estimate that our platforms provide services to approximately 1.1 million inmates in city, county, state and federal correctional facilities.
      Our business is conducted primarily through our two principal subsidiaries: T-Netix, which we acquired in March 2004, and Evercom, which we acquired in September 2004.
      For the year ended December 31, 2004, our pro forma revenues were $364.1 million, of which 78% represented direct call provisioning to correctional facilities, 20% represented the provision of Solutions, telecommunications and billing services to RBOC, LEC and IXC partners and 2% represented equipment and hardware sales and other ancillary services. During the three month period ended March 31, 2005, we generated revenues of approximately $91.4 million, of which 79% represented direct call provisioning to correctional facilities, and 21% represented the provision of Solutions telecommunications and billing services to RBOC, LEC and IXC partners.
Industry Overview
      The corrections industry has experienced sustained growth over the last decade as a result of societal and political trends. Anti-crime legislation, limitations on parole, and spending authorizations for crime prevention and construction of additional correctional facilities have contributed to this industry growth. The United States has one of the highest incarceration rates of any country in the world. The U.S. Department of Justice estimates that as of June 30, 2003, there were approximately 2.1 million inmates housed in U.S. correctional facilities, or approximately one inmate for every 140 U.S. residents. Of this total, approximately two-thirds were housed in federal and state prisons and approximately one-third was housed in city and county correctional facilities.
      According to U.S. Department of Justice statistics, the inmate population in federal and state prisons, which generally house inmates for longer terms than city and county facilities, increased from approximately $1.2 million at December 31, 1995 to approximately 1.4 million at June 30, 2004, representing an average annual growth rate of approximately 1.9%. The inmate population in city and county facilities, which generally house inmates for terms of one year or less, increased from approximately 500,000 at December 31, 1995 to approximately 700,000 at June 30, 2004, representing an average annual growth rate of approximately 3.9%.
      The inmate telecommunications industry requires specialized telecommunications systems and related services. Security and public safety concerns associated with inmate telephone use require that correctional facilities have the ability to control inmate access to telephones and to certain telephone numbers and to monitor inmate telephone activity. In addition, concerns regarding fraud and the credit quality of the parties billed for inmate telephone usage have also led to the development of systems and procedures unique to this industry.
      Within the inmate telecommunications industry, companies compete for the right to serve as the exclusive provider of inmate calling services within a particular correctional facility. Contracts may be awarded on a facility-by-facility basis, such as for most city or county correctional systems as well as federal prison systems, which generally include small and medium-sized facilities, or system-wide, such as for most state prison systems. Generally, contracts for federal facilities and state systems are awarded pursuant to a competitive bidding process, while contracts for city and county facilities are awarded both through competitive bidding and negotiations with a single party. Contracts generally have multi-year terms and typically contain renewal options. As part of the service contract, the service provider generally installs, operates, and maintains all inmate telecommunications equipment. In exchange for the exclusive contract rights, the service provider pays a commission to the operator of the correctional facility based upon inmate telephone use. These commissions have historically been used by the facilities to support their law enforcement activities.
Competition
      In the inmate telecommunications business, we compete with numerous independent providers of inmate telephone systems, as well as RBOCs, LECs, and IXCs such as SBC Communications, MCI and Sprint. Many of our competitors are larger, better capitalized and have significantly greater financial resources than we have. We believe that the principal competitive factors in the inmate telecommunications industry are system features and functionality, system reliability and service, the ability to customize inmate call processing systems to the specific needs of the particular correctional facility, relationships with correctional facilities, rates of commissions paid to the correctional facilities, end-user rates, the ability to identify and manage credit risks and bad debt and calling rates. We seek to compete for business on local, county, state and federal levels, and in privately managed correctional facilities.
      Historically, federal and state correctional facilities, which are generally bid on a system-wide basis, have been served by RBOCs, large LECs and IXCs, which are able to leverage their brand and network infrastructure to serve these large, high-volume customers through sub-contracting with independent providers for their platform and back office operations. These same service providers, however, have generally not focused to the same degree on the smaller city and county correctional systems. Because of the variance in the level of service required by these relatively small facilities, service providers must maintain a more extensive service infrastructure in order to compete within this portion of the corrections industry. Due to greater costs associated with serving smaller facilities and their lower volume of telecommunications traffic, we believe that large service providers have historically found the smaller facilities less attractive to serve. As a result, a significant portion of city and county correctional facilities are served by independent inmate telephone and public pay telephone companies. We believe that the market for city and county correctional facilities is fragmented and is occupied by a number of competing service providers.
      The corrections industry, which includes the inmate calling market, is and can be expected to remain highly competitive. We compete directly with numerous other suppliers of inmate call processing systems and other corrections related products (including our own telecommunications service provider customers) that market their products to our same customer base.
Our Strengths

Significant Revenues Under Contract with High Renewal Rates
      Correctional facilities typically enter into fixed-term contracts with us for a contract life of approximately three to five years. Approximately 90% of our pro forma 2004 revenues and our actual revenues for the three months ended March 31, 2005 were under fixed-term contracts. As of March 31, 2005, the average remaining life of our fixed-term contracts was more than two years. Further, we have shown consistent success in renewing our contracts when they come up for renewal. During the year ended December 31, 2004, we renewed contracts representing an average of approximately 94% of our annualized direct revenues coming up for renewal during such period. Renewal rates have remained consistent during the three months ended March 31, 2005. We believe that we are able to achieve high renewal rates as a result of our providing high quality service as well as our customers’ desire to maintain stability in their inmate telecommunications systems. Additionally, the recurring nature and stability of our customer base provides for a high level of visibility in our future revenues.

Positive Corrections Industry Dynamics
      The corrections industry has experienced consistent growth over the past decade as a result of societal and political trends. The number of inmates incarcerated in federal and state prisons and in city and county correctional facilities increased from approximately 1.7 million at December 31, 1995 to approximately 2.1 million at June 30, 2004, representing an annual growth rate of approximately 2.6%. Incarceration rates have historically risen over the last 10 years to approximately 700 inmates per 100,000 residents. We expect the growth in the corrections industry to continue, based on the continuing enactment of anti-crime legislation and limitations on parole and spending authorizations for crime prevention. Accordingly, we believe that our target market will continue to expand, affording us more opportunities for growth.

Industry Leading Bad Debt Systems
      We believe that we are among the industry leaders in limiting our exposure to bad debt expense, which is a leading risk to operating margins in the inmate telecommunications business. In particular, we believe that Evercom is a leading provider of systems to manage bad debt, as evidenced by the growth of its Solutions business, through which Evercom provides its bad debt management and other telecommunications products and services to RBOCs, LECs and IXCs to support their direct contracts with corrections facilities. Evercom’s Solutions business grew from $2.5 million in revenues in 2001 to approximately $28.8 million in revenues for the year ended December 31, 2004. Over the past two years, both T-Netix and Evercom have implemented initiatives to enhance their systems and reduce their exposure to bad debt.

These initiatives include improved identification of unbillable numbers, which represent calls completed where there is no billing address for the called number, improved identification and management of billed parties that represent significant credit risks, increased levels of prepaid revenues, and improved systems to monitor our risks and policies on a real-time basis. Since the implementation of its enhanced bad debt initiatives, T-Netix decreased its bad debt expense as a percentage of direct provisioning revenues from approximately 31% for the first quarter of 2002 to approximately 16% for the year ended December 31, 2004. Similarly, since the inception of its bad debt initiatives, Evercom decreased its direct provisioning bad debt expense as a percentage of direct provisioning revenues from 20% for the year ended December 31, 2001 to approximately 13% for the year ended December 31, 2004.

Diverse Customer Base with Broad Revenue Opportunities
      We serve a broad range of correctional facilities with T-Netix historically serving medium to large-sized facilities and Evercom historically serving small to medium-sized facilities. We believe that our acquisition of Evercom provides us with a complementary and diverse customer base that allows us to leverage our infrastructure, acquire more data on customer usage patterns, optimize our systems effectively and provide us with a greater ability to cross-sell our services. Additionally, we believe that such a diverse customer base will likely minimize our exposure to customer concentration, as no customer accounted for more than 10% and 11% of our pro forma 2004 revenues and of our actual revenues for the three months ended March 31, 2005, respectively, and our five largest customers accounted for approximately 24% and 23% of our pro forma 2004 revenues and our actual revenues for the three months ended March 31, 2005, respectively.

Demonstrated Leadership in Product Innovation
      Our focus on product innovation has allowed us to develop a broad set of products and services to provide a “one-stop” solution for our customers. Our customers rank technology as one of the top reasons for choosing a provider. We believe that we hold one of the broadest intellectual property portfolios in the inmate telecommunications industry, with 80 patents and patent applications owned or exclusively licensed that support our proprietary product offerings and services. We further believe that our key products, such as automated operators, three-way calling detection, bad debt management, and revenue generation solutions give us a competitive advantage in this industry. For example, recently we settled a patent infringement claim relating to several patents, including our three-way calling detection product, pursuant to which we received a one-time cash payment of $12.0 million from Schlumberger Inc.’s Global Tel*Link business and will receive an ongoing royalty over the remaining life of our affected patents. In addition, we sell our inmate call processing systems to other telecommunications services providers. As a result, we estimate that we are the leading inmate platform provider in the United States, either directly through us or indirectly through our telecommunications service provider partners.

Experienced Management Team
      As a result of our historical acquisitions, we have assembled one of the leading management teams in the industry. Our management team has an average of approximately 17 years of experience in the telecommunications industry and has demonstrated the ability to deliver profitable growth while providing high levels of customer satisfaction. Specifically, our management team has:

•	particular expertise in providing superior quality of service to state, county and local correctional facilities;

•	a focus on technology development and product innovation; and

•	a proven record of successful business integrations, including more than 13 acquisitions.

Business Strategy
      Our primary business objectives are to be a high-quality, cost-efficient provider of telecommunications services to correctional facilities in the United States and Canada and to continue to expand our installed base of inmate call processing systems and our provision of products and services. We have developed and are implementing the following strategies to meet these objectives:

Continue to Target the Corrections Industry with Specialized Products and Services
      Our strategy is to retain our focus, intensity and customer service on the corrections industry to enhance relationships with existing clients and to attract new customers. We seek to increase cash flow by providing new and innovative products and services to new and existing customers. We intend to grow our business by working closely with our partners to support their sales, appropriately converting accounts to direct customers to obtain higher gross margin dollars, continuing to win business from our competitors, enhancing customer service and obtaining greater opportunities to sell and cross-sell additional products and services directly to end-users. Moreover, in light of the recent trend of large dominant industry telecommunications carriers exiting the direct inmate telecommunications business, we will seek to take advantage of opportunities to procure agreements to provide direct call provisioning services to those correctional facilities currently serviced by such large carriers. We will seek to leverage our infrastructure and databases in order to address the current and future needs of correctional facilities for additional law enforcement activities and services. As homeland security issues increase and more inmates move among facilities, we intend to expand our business by offering products and services to meet the changing and increasing needs of the industry. See “Risk Factors — Risks Relating to Our Business — A number of our customers individually account for a large percentage of our revenues, and therefore the loss of one or more of these customers could harm our business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends.”

Refine Credit Management Systems
      Our operating strategy is to prudently manage and ultimately lower our bad debt exposure by continuously enhancing our systems and credit management controls in order to maximize earnings. We continually seek to refine our bad debt management systems to predict which billed parties present the highest credit risk and redirect such billed parties to our direct billing or prepayment options. We continuously monitor our experience with billed parties and credit indicators, as well as other general economic conditions, to adjust credit availability and/or block calls. Evercom has implemented an advanced billing and bad debt management system, which uses proprietary, multi-variable algorithms to monitor exposure to bad debt, that we believe leads the industry in reducing operating costs and affords us a competitive advantage. We plan to leverage Evercom’s advanced patent pending bad debt management system to further improve T-Netix’s bad debt management. Additionally, we plan to leverage the data generated by having a broader customer base to further enhance our algorithms and analyses. We also intend to generate additional revenues by offering our bad debt management systems to our telecommunications services provider partners through our Solutions business.

Capitalize upon Economies of Scale
      We believe that the combination of T-Netix and Evercom provides us with an opportunity to improve our operating efficiencies. We are in the process of consolidating all of the departments in both companies, which we believe will yield substantial annual cost savings once all consolidation activities are completed, which we expect to occur during the remainder of 2005 and which will have a full year effect in fiscal 2006. We are redesigning the system architecture of our networks to enable us to provide more specialized products from a single system and realize long-term reductions in overall capital expenditures. In addition, we believe that our existing infrastructure and our planned enhancements to that infrastructure will allow us to operate new and acquired inmate call processing volumes in our existing markets without significant incremental field service, collection, and other general and administrative costs. We also plan to continue to seek cost savings both internally and from our vendors as we grow our business.

Improve Billing and Collections by Utilizing Direct Billing Agreements with LECs
      A principal competitive advantage in our industry is the ability to bill called parties directly through LECs. Direct billing arrangements with LECs can be advantageous because they eliminate the costs associated with third-party billing aggregators, expedite the billing and collection process, increase collectibility and reduce account charge-offs. Third-party billing agreements are utilized by a majority of independent inmate telecommunications companies, including T-Netix. During 2004, Evercom billed approximately 74% of its operating revenues and 89% of its collect call revenues through LEC direct billing agreements. We will seek to leverage these agreements by expanding our relationships to include T-Netix’s business in an effort to enhance its operating results.
Primary Sources of Revenues
      The following chart summarizes the primary sources of our pro forma revenues for the year ended December 31, 2004.

	% of Total
	Pro Forma
Revenue Source	Revenues	Description

Direct Call Provisioning	78%	Direct call provisioning services through multi-year contracts directly to local correctional facilities as well as large county jails and state departments of corrections facilities.
Telecommunications Services	10%	Telecommunications services (equipment, security enhanced call processing, validation and customer service and support) to corrections facilities through contracts with some of the world’s leading communication service providers, including Verizon, AT&T, SBC Communications and Qwest.
Solutions and Billing Services	10%	Solutions and billing services (validation, fraud management and billing and collection services) to third parties including some of the world’s largest communication service providers.
Equipment and Other	2%	Equipment and other sales of inmate calling and digital recording systems to telecommunications service providers.

Direct Call Provisioning
      We provide inmate telecommunications services directly as a state certificated telecommunications provider to correctional facilities. In a typical arrangement, we operate under a site-specific, exclusive contract, generally for a period of three to five years. We provide the equipment, security-enhanced call processing, validation, and customer service and support directly to the facility. We then bill the calls on the billed party’s LEC bill or, in some cases, using the services of third party aggregators. Direct call provisioning revenues are substantially higher than that of our telecommunications services because we receive the entire retail value of the collect call. In our direct call provisioning business, we are responsible for customer commissions, line charges and other operating costs, including billing and bad debt costs. Consequently our gross profit dollars are higher but our gross margins are lower as compared to our telecommunications services and Solutions business. During 2004 we pursued a strategy to selectively convert accounts from telecommunications services to a direct call provisioning basis. In providing direct call provisioning services, we earn more revenues and gross profit dollars per call and have direct access to the customer. Direct access to the customer provides us with a greater opportunity to sell and cross-sell additional services and to provide “one-stop shopping” for all of their inmate telecommunication needs, including inmate management systems, digital recording systems, security and other ancillary products. In addition, a customer receives better customer service when we have a direct contract because the customer’s needs are not filtered through a third party. We believe that our customers select our direct call provisioning services because of our industry leading technology, the depth and breadth of products that minimize complaints from billed parties and inmates and are user friendly, the high quality of our customer services and our competitive commission structure. This strategy has resulted in an increase in our direct call provisioning revenues with a corresponding decline in our telecommunications and equipment sales revenues.

Solutions
      Our Solutions business consists of offering inmate telecommunications products and services, including validation, bad debt management and billing services, to RBOCs, LECs and IXCs to support their telecommunications contracts with larger county, state and federal correctional facilities. In this business, we enter into either long-term or evergreen contracts with the RBOCs, LECs and IXCs that are voluntarily terminable by either party on 30 to 90 days’ notice, pursuant to which we will typically purchase accounts receivable generated from calls placed by inmates in correctional facilities and accept responsibility for call validation, uncollectible accounts and billing and collections costs, with no recourse to the customer. These purchased receivables are processed and validated through our risk management system prior to allowing the call to be completed and are also typically processed through our proprietary systems and billed through LECs.
      Our revenues from the Solutions service equal the difference between the face value of the receivables purchased and the amount we pay the customer for the discounted accounts receivable. Because our revenues associated with the Solutions business represent only a percentage of the face value of the receivables purchased, the associated billing and collection fees and uncollectible account expense represent a much higher percentage of revenues as compared to our direct call provisioning business. In the Solutions business, we do not bear any of the costs of facility commissions, equipment, line charges or other direct sales charges, but bear the risk of unbillable and uncollectible accounts receivable. See “Risk Factors — Risks Relating to Our Business — A number of our customers individually account for a large percentage of our revenues, and therefore the loss of one or more of these customers could harm our business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Telecommunications Services
      In our telecommunications services business, we have typically partnered with RBOCs, LECs and IXCs on larger contracts where the working capital requirements to win the contract were significant. For example, some of the larger county and state departments of corrections inmate telecommunications contracts often require multi-million dollar up-front payments, surety bonds and/or guaranteed commissions. In such cases, we provide at our expense some or all of our equipment, technology, security enhanced call processing, call validation and other services and/or customer service through the provider, rather than directly to the facility. Our telecommunications service customer does the billing and we either share the revenues or receive a prescribed fee from them for each call completed, but have no exposure to bad debt. We do, however, incur typical capital expenditures related to installing our equipment and technology at the corrections facility. We receive additional fees for validating the phone numbers dialed by inmates, digital recording systems, voice security and other services we provide. By partnering with some of the largest industry participants on capital intensive, larger contracts, we increase our likelihood of participating in the contract, which increases our market penetration, leverages our infrastructure and generates additional income. In light of the recent industry trend of large dominant industry telecommunications carriers exiting the business, we anticipate the decline of revenues generated from the telecommunications services business. See “Risk Factors — Risks Relating to Our Business — A number of our customers individually account for a large percentage of our revenues, and therefore the loss of one or more of these customers could harm our business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends.”

Equipment Sales
      In addition to our direct call provisioning, telecommunications services and Solutions businesses, we also sell our products, including our inmate calling applications and facility management products, to a limited number of telecommunications service provider customers. We elect to sell these products and services directly to the service providers when we do not have the opportunity to provide direct call provisioning, telecommunications or Solutions services.

Customers
      We have direct contracts to provide inmate telecommunications services on either an exclusive basis or jointly with another provider to approximately 2,400 correctional facilities ranging in size from small municipal jails to large, state-operated facilities, as well as other types of confinement facilities, including juvenile detention centers, private jails and halfway houses. Historically, T-Netix has focused on larger correctional facilities where it believes its proprietary technology gives it a competitive advantage in obtaining the contract and where the revenue potential is larger. Additionally, T-Netix seeks to leverage its infrastructure and support functions in larger facilities because of the greater opportunities to sell ancillary products and services, such as voice security and its inmate calling and digital recording systems.
      Most of our direct call provisioning contracts have multi-year terms (generally three to five years) and typically contain renewal options while our Solutions contracts generally have shorter terms. We often seek to negotiate extensions of our contracts before the end of their stated terms. For the year ended December 31, 2004, we retained more than 94% of our beginning-of-period direct customer revenue base through contract extensions or renewals, which rate remained consistent during the three months ended March 31, 2005. Many of our contracts provide for automatic renewal unless terminated by written notice within a specified period of time before the end of the current term.

Direct Customers
      We provide our direct call provisioning products and services directly to correctional facilities. For the year ended December 31, 2004, 78% of our pro forma revenues and for the three months ended March 31, 2005, 79% of our actual revenues, were generated from direct contracts with correctional facilities as the exclusive provider of telecommunications services to inmates within the facility. During 2004, we attempted, on a selective basis, to convert accounts from telecommunications services to a direct call provisioning basis, because in providing direct call provisioning services we earn more revenues and gross profit dollars per call and have direct access to the customer. No direct customer accounted for more than 10% of our total pro forma direct call provisioning revenues for the year ended December 31, 2004 or 11% of our total direct call provisioning revenues for the three months ended March 31, 2005.

Telecommunications and Solutions Service Provider Customers
      We provide our products and services to telecommunications and Solutions service providers such as AT&T, Verizon, Public Communications Services (PCS), SBC Communications and Sprint, among other call providers. For the year ended December 31, 2004, 20% of our total pro forma revenues and for the three months ended March 31, 2005, 21% of our actual revenues were generated from contracts with telecommunications and Solutions service providers. The following table lists our largest telecommunications and Solutions service provider contracts for the year ended December 31, 2004 and for the three months ended March 31, 2005:

	Year Ended December 31, 2004		Three Months Ended March 31, 2005

		Approximate % of		Approximate % of
	Approximate % of	Total	Approximate % of	Total
	Total Solutions	Telecommunications	Total Solutions	Telecommunications	Contract Expiration
Customer	Services Revenues	Services Revenues	Services Revenues	Services Revenues	Date**

AT&T*	58%	18%	63%	13%	March 1, 2008
Verizon*	—	36%	—	34%	December 19, 2006
Public Communications Services (PCS)	22%	—	19%	—	Month-to-Month
SBC Communications	—	25%	—	23%	August 31, 2005, subject to annual renewals
Sprint	18%	3%	16%	—	Month-to-Month
FSH Communications	—	16%	—	18%	Month-to-Month

*	Have announced plans to exit the inmate telecommunications industry in the near future. See “Risk Factors — Risks Relating to Our Business — A number of our customers individually account for a large percentage of our revenues, and therefore the loss of one or more of these customers could harm our business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends.”

**	Represents expiration dates for master customer contracts. In some cases, our subcontracts with such customers for certain correctional facilities may extend beyond the term of the related master contract, in which case our agreements with these customers generally extend through the term of the subcontract.
      No other telecommunications and Solutions service provider customer accounted for more than 10% of our total pro forma telecommunications and Solutions service provider revenues for the year ended December 31, 2004 or of our actual telecommunications and Solution service provider revenues for the three months ended March 31, 2005.
Marketing
      We seek new direct contracts by participating in competitive bidding processes and by negotiating directly with the individuals or entities responsible for operating correctional facilities. We market our inmate telecommunications services through a sales staff largely made up of former law enforcement officials and others with experience in the corrections and telecommunications industries who understand the specialized needs of correctional facilities. Our marketing strategy emphasizes our specialized products and services, our proprietary technology, our knowledge, experience and reputation in the inmate telecommunications industry and our high level of service. We believe we have one of the largest national sales forces dedicated to serving the inmate telecommunications industry. We rely on the experience and background of our sales staff to effectively communicate our capabilities to both existing and potential customers. In addition to conducting in-person sales calls to the operators of correctional facilities, we participate in trade shows and are active in local law enforcement associations.
      T-Netix has historically focused its direct marketing efforts on state and larger county correctional facilities where there are more inmates who are incarcerated for longer periods. These facilities generally have greater requirements for additional and more sophisticated products and services. The greater call volumes generated at these large facilities support the implementation and service of T-Netix’s products. Because bidding for contracts to serve state and larger county correctional facilities is generally more competitive than bidding processes for city and smaller county facilities, T-Netix pays higher commission rates on a relative basis for these facilities. Evercom, on the other hand, has generally focused its marketing efforts on city and county correctional facilities. City and county facilities house inmates for shorter durations than federal and state prisons and generally have higher inmate call volumes. In addition, because bidding for contracts to serve city and county correctional facilities is generally less competitive than that for state and federal facilities, Evercom pays relatively lower commission rates for these facilities. However, because of their smaller size and limited resources, these facilities typically require a greater service effort per revenue dollar than federal and state facilities.
Principal Products and Services
      We believe that the specialized products and services we offer differentiate us from our competitors. Our products and services are designed to streamline operation of corrections facilities and empower administrators with administrative, investigative and economic capabilities. Our principal specialized products and services include:

Inmate Calling System
      The Inmate Calling System, or ICS, is T-Netix’s primary product offering. ICS is designed and built expressly for the inmate calling marketplace and is utilized by T-Netix at each correctional facility that uses its inmate calling services. ICS is a patented software system that detects three-way calling, prevents connections to restricted numbers, validates the caller and authorizes or blocks calls to the billed party. ICS is easily adaptable to most additional security features that correctional facilities seek in their requests for proposals, or RFPs. T-Netix primarily utilizes Digital ComBridge, a scalable telephony system, as the platform for ICS. ComBridge provides call processing that can be customized to meet varying requirements and is supported by applications that provide recording, monitoring, and system administration functions.

Call Manager
      The flagship product of Evercom’s system, this fully integrated inmate calling applications manager offers innovative feature applications that give facilities extensive administrative and investigative control. The system offers networking functions, system and application stability, heightened security features, user auditing, and password-specific utilities. The system’s innovative investigative tools have proven to be an invaluable resource to its customers nationwide.

SECUREvoicetm
      ICS utilizes the SECUREvoice Inmate Telecommunications Identification Service, or ITIS. ITIS is a powerful method of authentication of a person’s identity. Compared to other techniques, it is quick, non-intrusive and cost-effective. ITIS is based on the fact that each person’s voice contains a unique signature, which can be accurately validated and cannot be imitated.
      The ITIS system has been deployed for over two years in local, county and state correctional institutions identifying over 50,000 inmates. ITIS makes it practical for all correctional facilities to assign PIN numbers to inmates. Currently, in high turnover institutions the cost and effort required to assign PIN numbers to all inmates and monitor their use is often too great. In other facilities that do have call restricted lists limiting the individuals each inmate may call, the ability to eliminate those individual lists may have a positive impact on the number of calls from the facility. This is driven by the facility’s ability to reliably identify the inmate making a call with a verified voiceprint, allowing facility administrators to properly monitor and track improper inmate communications behavior. In addition to potentially allowing more calls to be made, this service feature is provided at no expense to correctional facilities. It is a high margin product because the operating costs are mostly incremental with the greatest element to implementing this technology based on intellectual property to which T-Netix has access.

Prepaid Calling Programs
      Inmate telecommunications systems customarily allow calls to be placed as collect only, without the involvement of a live operator. Our prepaid calling offerings provide flexibility in the utilization of called party prepaid calling and inmate prepaid calling. Our prepaid calling systems offer a paperless, card-free prepaid calling solution for both the called parties and the inmates. The prepaid account is managed by either the called party’s phone number or the inmate’s PIN. Our Prepaid Calling platform allows correctional facilities to offer inmate families an alternative to collect calls and acts as a cash management tool to help those families budget more effectively for calls. Additionally, because prepayment virtually eliminates bad debt, fewer calls are blocked and correctional facilities recognize the financial benefits of higher call volumes.
      We also continue to provide paper prepaid calling cards for facilities that desire a fast and simple calling solution for their inmates. These are sold to the inmates out of the facility’s commissary service. The cards may be used for both domestic and international calling. Many of our competitors provide similar prepaid services.

Correctional Billing Services (CBS)
      We are able to provide on a nationwide basis a Customer Care and Billing Center dedicated to the inmate’s friends and family. CBS, a division of Evercom, provides dedicated customer service to the called party 24 hours per day, seven days per week, 365 days per year. CBS also offers multiple payment options including prepayment of charges, remittance directly to the local phone company, credit card payments and check by phone.

Intelligent Call and Billing Management Solution (ICBS)
      We have developed Intelligent Call and Billing Management Solution, or ICBS, a proprietary call validation and billing technology that is designed to minimize bad debt expense. Our Solutions services include ICBS technology. Specifically, ICBS allows us to rapidly identify and prevent or block collect calls from being connected to potential non-paying call recipients through a continuously growing and improving database. As an enhancement to revenues, the blocked call recipient is notified that an inmate has attempted contact and, upon request, can receive inmate calls through various prepaid methods. We believe that our technology provides us with generally lower bad debt expense as a percentage of revenues in the industry, while offering the broadest, most sophisticated suite of payment method alternatives in the industry.

Facility Manager
      Our Facility Manager is comprised of three specific applications — Detention Management System (DMS), Records Management System (RMS), and Computer-Aided Dispatch (CAD). These applications provide authorized personnel the tools to track, investigate, record, report, and most importantly, efficiently manage a correctional facility’s day-to-day activities. The system’s three-tiered focus on program functionality, platform stability and system usability is clearly evident in every aspect of the Facility Manager application.

Intelligent Technologies Architecture
      We are developing the Intelligent Technologies Architecture suite of applications, which will provide a wide array of solutions-based, technologically advanced, integrated applications for the criminal justice community. The Intelligent Technologies Architecture applications are being designed to provide solutions targeted at the identified needs of the criminal justice community.

Systems and Equipment
      We currently utilize automated operator calling systems that consist of third-party and internally developed software applications installed on specialized equipment. Our specialized systems limit inmates to collect calls or prepaid calls, validate and verify the payment history of each number dialed for billing purposes, and confirm that the destination number has not been blocked. If the number is valid and has not been blocked, the system automatically requests the inmate’s name, records the inmate’s response, and waits for the called party to answer. When the call is answered the system informs the called party that there is a collect call, plays back the name of the inmate in the inmate’s voice, and instructs the called party to accept or reject the call. The system completes calls that have been accepted by the called party.
      The system automatically records the details of each call (i.e., the number called and the length of the call) and transmits the data to a centralized billing center for bill processing and input into our call activity database. Our database of telephone numbers and call activity allows us to provide extensive call activity reports to the correctional facilities and to law enforcement authorities, in addition to identifying numbers appropriate for blocking, thus helping to reduce the number of uncollectible calls. These include reports that can further assist law enforcement authorities in connection with ongoing investigations. We believe this database offers competitive advantages, particularly within states in which we have achieved substantial market penetration.
Maintenance, Service and Support Infrastructure
      We provide and install telephone systems in correctional facilities at no cost to the facility and generally perform all maintenance activities. We maintain a geographically dispersed staff of trained field service technicians and independent contractors, which allows us to respond quickly to service interruptions and perform on-site repairs and maintenance. In addition, we have the ability to make some repairs remotely through electronic communication with the installed equipment without the need of an on-site service call. We believe that system reliability and service quality are particularly important in the inmate telecommunications industry because of the potential for disruptions among inmates if telephone service remains unavailable for extended periods.
Billing and Collection
      We use LEC direct billing agreements and third-party clearinghouse billing agreements to bill and collect phone charges. Under both direct billing agreements and clearinghouse agreements, the LEC includes collect call charges for our services on the local telephone bill sent to the recipient of the inmate collect call. We generally receive payment from the LEC for such calls 60 days after the end of the month in which the call is submitted to the LEC for billing. The payment that we receive is net of a service fee and net of write-offs of uncollectible accounts for which we previously received payment, or net of a reserve for future uncollectible accounts.
      Unlike many smaller independent service providers with lower telecommunications traffic, we have been able to enter into direct billing agreements with LECs in most of our markets because of our high market penetration. During 2004, we billed approximately 74% of our pro forma operating revenues and approximately 89% of our pro forma collect call revenues through LEC direct billing agreements. We believe that direct billing agreements with LECs decrease bad debt expense and billing expenses by eliminating an additional third-party billing entity, while expediting and increasing collectibility. In addition, direct billing agreements help us resolve disputes with billed parties by facilitating direct communication between us and the called party, thereby reducing the number of charge-offs.
      In the absence of a LEC direct billing arrangement, we bill and collect our fees through third-party billing and collection clearinghouses that have billing and collection agreements with LECs. When we employ third-party billing and collection clearinghouses, the account proceeds are forwarded by the various LECs to the clearinghouses, which then forward the proceeds to us, less a processing fee. With both LEC direct and third-party billing and collection agreements, we reconcile our call records with collections and write-offs on a regular basis. The entire billing and collection cycle (including reconciliation), on average, takes between six to nine months after we submit the call record to the LEC or to third-party billing and collection clearinghouses.
      Our specialized billing and bad debt management system integrates our LEC direct billing arrangements with our call blocking, validation and customer inquiry procedures. Through the use of this system, we have experienced levels of bad debt expense that are generally lower than those experienced in the inmate telecommunications industry.
Employees
      As of March 31, 2005, we employed 555 full-time equivalent employees, of which 264 are salaried and 291 are hourly employees. None of our employees is represented by a labor union, and we have not experienced any material work stoppages to date. We believe that our management currently has a good relationship with our employees. In anticipation of and in connection with the consummation of the Transactions, we have, as of March 31, 2005, terminated approximately 120 employees in connection with our consolidation initiatives.
Properties
      Our principal executive office is located in, and a portion of our operations are conducted from, leased premises located at 14651 Dallas Parkway, Suite 600, Dallas, Texas 75254-8815. We also lease additional regional facilities from which we conduct our operations located in Selma, Alabama; Bedford, Massachusetts; Raleigh, North Carolina; Irving and San Antonio, Texas; Foxboro, Massachusetts; Hammonton, New Jersey; and Camp Hill, Pennsylvania.
Legal Proceedings
      From time to time we have been, and expect to continue to be, subject to various legal and administrative proceedings or various claims in the normal course of our business. We believe the ultimate disposition of these matters will not have a material affect on our financial condition, liquidity, or results of operations.
      From time to time, inmate telecommunications providers, including our company, are parties to judicial and regulatory complaints and proceedings initiated by inmates, consumer protection advocates or individual called parties alleging, among other things, that excessive rates are being charged with respect to inmate collect calls, commissions paid by inmate telephone service providers to the correctional facilities are too high, that a call was wrongfully disconnected, that security notices played during the call disrupt the call, that the billed party did not accept the collect calls for which they were billed or that rate disclosure was not provided or was inadequate. We are also on occasion the subject of regulatory complaints regarding our compliance with various matters including tariffing, access charges and payphone compensation requirements and rate disclosure issues. Currently, Evercom, T-Netix and other inmate telecommunications providers are parties to a case pending in the Superior Court for the State of California in and for the County of Alameda, the Condes litigation, in which the plaintiffs have alleged that they were charged for collect calls from a number of correctional facilities as a result of systematic defects in the inmate calling platforms of all the telecommunications provider defendants. The plaintiffs in such judicial proceedings, including the Condes litigation, generally seek class action certification against all named inmate telecommunications providers, as defendants, with all recipients of calls from inmate facilities, as plaintiffs. Although class certification was recently denied in the Condes litigation as to all defendants, the plaintiffs were successful in their motion for reconsideration as to Evercom. We intend to vigorously contest the Condes matter and other such class action matters as they may arise in the future. During 2004, T-Netix and Evercom paid an aggregate of $1.7 million of legal fees and related expenses associated with the Condes litigation, of which approximately $1.0 million was incurred by Evercom prior to our acquisition of Evercom on September 9, 2004. For the three months ended March 31, 2005, we incurred $0.4 million of legal fees and related expenses associated with the Condes litigation.

Research and Product Development
      We believe that the timely development of new products and enhancements to existing products is essential to maintain our competitive position. We conduct ongoing research and development for the development of new products and enhancement of existing products that are complementary to the existing product line.
      Our current research and development efforts are focused on further improvements to our bad debt management systems, including improved algorithms to monitor and analyze our risk on a real-time basis, enhanced three-way call detection, advanced call validation systems, voice-over internet protocol and general improvements to our call processing platforms in order to improve operating efficiency and reduce capital costs of new installations. In addition, we are developing products and services that will provide law enforcement officials with greater access to communications capabilities, inmate information and intelligence on inmate calls within a correctional facility as well as on inmate calls between correctional facilities and other law enforcement agencies.
Patents and Other Proprietary Rights
      We rely on a combination of patents, copyrights and trade secrets to establish and protect our intellectual property rights. We have been issued 38 patents and currently have 42 pending patent applications related to our inmate call processing technology. We consider any patents issued or licensed to us to be a significant factor in enabling us to more effectively compete in the inmate calling industry.
      We believe that our intellectual property portfolio provides our customers leading edge technology recognized as technologically superior within the inmate telecommunications industry. We believe that we currently hold the broadest intellectual property portfolio in the industry, with 80 patents and applications. We believe that the duration of applicable patents is adequate relative to our product and service offerings.
      Although we have filed many patent applications and hold several patents relating to our internally developed call processing and other technology, such technology and intellectual property rights could infringe on other parties’ intellectual property rights and could be contested or challenged. Should our call processor or any material feature of our call processor or other proprietary technology be determined to violate applicable patents, we may be required to cease using these features or to obtain appropriate licenses for the use of that technology and could be subject to material damages if our infringement were determined to be lengthy or willful.

REGULATION
      The inmate telecommunications industry is subject to varying degrees of federal, state, and local regulation. Regulatory actions have affected, and are likely to continue to affect, our correctional facility customers, our telecommunications service provider customers, our competitors and us.
      The inmate telecommunications market is regulated at the federal level by the FCC and at the state level by public utilities commissions or equivalent agencies (“PUCs”) of the various states. In addition, from time to time, Congress or the various state legislatures may enact legislation that affects the telecommunications industry generally and the inmate telecommunications industry specifically. Court decisions interpreting applicable laws and regulations may also have a significant effect on the inmate telecommunications industry. Changes in existing laws and regulations, as well as the adoption of new laws and regulations applicable to our activities or other telecommunications businesses, could have a material adverse effect on us. See “Risk Factors — Regulatory Risks.”
Federal Regulation
      Prior to 1996, the level of the federal government’s role in the regulation of the inmate telecommunications industry was relatively limited. The enactment of the Telecommunications Act of 1996 (the “Telecom Act”), however, marked a significant change in scope of federal regulation of the inmate telecommunications service. Generally, the Telecom Act (i) opened local exchange service to competition and preempted states from imposing barriers preventing such competition, (ii) imposed new unbundling and interconnection requirements on incumbent local exchange carrier networks, (iii) removed prohibitions on inter-LATA services and manufacturing where certain competitive conditions are met, (iv) transferred any remaining requirements of the consent decree governing the 1984 Bell System divestiture (including its nondiscrimination provisions) to the FCC’s jurisdiction, (v) imposed requirements to conduct certain competitive activities only through structurally separate affiliates, and (vi) eliminated many of the remaining cable and telephone company cross-ownership restrictions.
      This legislation and related rulings significantly changed the competitive landscape of the telecommunications industry as a whole. For example, permitting the RBOCs to once again provide long-distance service causes our RBOC customers to become direct competitors of AT&T, which in turn could adversely affect our relationships with all such customers. For example, our current relationship with AT&T may foreclose opportunities to provide long distance services to its current RBOC customers if and when they enter the long-distance market. As a result, a loss of long-distance market share by AT&T could result in a corresponding loss of market share by us.
      More specifically for the inmate telecommunications industry, the Telecom Act added Section 276 to the principal U.S. federal communications statute, the Communications Act of 1934. Section 276 directed the FCC to implement rules to overhaul the regulation of the provisioning of pay phone service, which Congress defined to include the provisioning of inmate telecommunications service in correctional institutions.
      Before the adoption of the Telecom Act, LECs generally included inmate telecommunications service operations as part of their regulated local exchange telephone company operations. This allowed the LECs to pool revenue and expenses from their monopolistic local exchange operations with revenues and expenses from their inmate telecommunications service operations. This commingling of operations made possible the subsidization of the LECs’ inmate telecommunications service operations through other regulated revenues. The LECs were also able to shift certain costs from their inmate telecommunications service operations to their local exchange monopoly accounts. In particular, the LECs were able to pool the bad debt from their inmate telecommunications service operations with their other bad debt. Because independent inmate telecommunications service providers act as their own carrier, they bear the risk of fraudulent calling and uncollectible calls and other bad debt. Bad debt is substantially higher in the inmate telecommunications industry than in other segments of the telecommunications industry. The LECs’ practice of pooling bad debt shifted the high costs of bad debt from inmate telecommunications service operations to the expense accounts of other LEC operations, presenting a vehicle for the cross-

subsidization of the LECs’ inmate operations. This, in turn, allowed the LECs to offer commissions to correctional facilities that were often significantly higher than those that independent inmate telecommunications service providers can offer.
      Section 276 directed the FCC to adopt regulations to end the LECs subsidization of their inmate telecommunications service operations from regulated revenues. Congress also directed the FCC to ensure that the RBOCs could not discriminate in favor of their own operations to the competitive detriment of independent inmate telecommunications service providers. Finally, Congress required the FCC to ensure that all inmate telecommunications service providers were fairly compensated for “each and every” call made from their telephone.
      To carry out its legislative mandate, the FCC adopted regulations requiring all LECs to transfer their inmate telecommunications service operations from their regulated accounts to the LECs’ unregulated accounts by no later than April 15, 1997. The FCC’s rules implementing Section 276 are designed to eliminate cross-subsidization and cost-shifting. However, since the bad debt from inmate telecommunications services arises from the charges for collect calls, which have traditionally been regulated carrier activities, the FCC’s rules did not prevent shifting of bad debt from the LECs’ inmate telecommunications service operations to the LECs’ regulated accounts.
      In implementing Section 276 the FCC also addressed the one-time transfer of existing inmate telecommunications service assets from the LECs’ regulated accounts to the unregulated accounts established for inmate telecommunications service operations. The FCC ordered the transfer of those assets at their net book value rather than at their fair market value. The inmate telecommunications industry had argued to the FCC that the transfer should be accomplished at the assets’ fair market value, including the value of the contracts between the LECs’ inmate telecommunications service operations and correctional facilities. The net book value of those assets may be lower than their fair market value. In the event that the valuation of the assets is below market, the LECs’ inmate telecommunications service operations may be able to post nominally higher returns on their assets than they would otherwise be able to and hence relieve operating pressures for returns on assets. This could result in a competitive advantage for the LECs with respect to access to capital markets compared with independent inmate telecommunications service providers.
      To eliminate discrimination, the FCC initially required, among other things, that the LECs’ inmate telecommunications service operations take any tariffed services from their regulated operations at the tariffed rate for the service. Before the Telecom Act, the LECs’ inmate telecommunications service operations were able to take these services at some variant of their underlying costs without regard to the tariffed rate being charged to independent inmate telecommunications service providers. Under the Telecom Act, the LECs’ inmate telecommunications service operations must take tariffed services on an arm’s length basis, at tariffed rates that are subject to regulatory approval. Further, the rates for the tariffed services offered to both the LECs’ inmate telecommunications service operations and independent inmate telecommunications service providers must be developed on a consistent basis. The test that the FCC mandated for the pricing of services (the “new services test”) to both independent inmate telecommunications providers and LECs’ own inmate operations applied to existing rates and could potentially cause a rate reduction for services in some instances, while resulting in rate increases in others. However, the FCC ruled, and the U.S. federal courts have affirmed, that in Section 276 Congress only clearly mandated that the test be applied to the RBOCs. At the same time, the FCC urged state commissions to apply the test to all LECs in their states. In any case, the requirement for a consistent methodology for developing rates should substantially reduce LEC opportunities for unfavorable rate discrimination against independent inmate telecommunications service providers like Securus.
      To ensure “fair compensation” for inmate telecommunications service providers, the FCC held that it was not required to prescribe compensation for collect calls because inmate telecommunications service providers act as their own carriers and collect the revenue from those calls directly from called parties. (We nonetheless have from time to time been required to defend against complaints to the FCC from certain payphone owners not in the inmate telecommunications industry, that have unsuccessfully claimed a right to compensation for calls initiated from the inmate telecommunications service providers.) The inmate telecommunications industry argued to the FCC, however, that because of state-mandated ceilings on the rates for intrastate collect calls, inmate telecommunications providers could not recover adequate revenues for those calls, and accordingly, had sought an “inmate system compensation charge” in addition to the charges collected for carrying the call. See “— State Regulation.” However, the FCC only determined that Section 276’s fair compensation requirement does not require either preemption of state local collect calling rate caps or imposition of a federally-tariffed surcharge above state rate caps for local inmate calls. This decision, unless subject to further review, appeal or revision as a result of further proceedings, leaves intact, from a Federal perspective, the current impact of state-mandated rate ceilings.
      The FCC has also declined to modify the accounting safeguards implemented to guarantee that regulated revenues properly follow regulated costs, and unregulated revenues follow unregulated costs. Thus, it remains that only inmate telecommunications equipment and not the collect calling service itself is included in the inmate telecommunications services that the RBOCs must provide on a non-regulated basis. Consequently, it is possible that the RBOCs will to some extent continue to be able to subsidize and discriminate in favor of their inmate telecommunications service operations. In particular, so long as the RBOCs can continue to define their inmate collect calling service as part of their regulated operations, they may be commingling bad debt associated with that service with bad debt from other services.
      Because of the proceedings still pending before the FCC, the ultimate effects of the rule changes mandated by the Telecom Act are uncertain. For example, the FCC is currently considering comments filed in Docket No. 96-128 on the costs associated with the provision of inmate telecommunications services to explore whether the current regulatory regime applicable to the provision of inmate telecommunications services is responsive to the needs of corrections facilities, inmate calling services providers, and inmates, and if not, whether and how unmet needs might be addressed. This includes claims concerning the rates charged for inmate calls. See “Business — Legal Proceedings.” See “Risk Factors — Regulatory Risks.”
      Apart from its proceedings to implement the Telecom Act, the FCC also adopted regulations for interstate calls requiring inmate telecommunications service providers to announce to called parties, before the called party incurs any charges, that rate quotes may be obtained by dialing no more than two digits or remaining on the line. The FCC subsequently clarified the rules to require exact, and not maximum, rate quotes on a per minute basis.
      Significantly, however, the FCC adopted the rate disclosure option in lieu of the so-called “Billed Party Preference” proposal that had been pending before the FCC for several years. Under that plan, inmate telecommunications service providers would have been required to send their interstate inmate collect calls to the called party’s pre-subscribed carrier, thereby bypassing the opportunity for the inmate telecommunications service provider to receive revenue from the calls. We believe that the rate quote regulations adopted by the FCC are a preferable alternative to Billed Party Preference, which would potentially have had a much more adverse effect on our business. However, the FCC, in Docket No. 96-128, recently took further comments on a request by inmate groups to require multiple carrier access to certain inmate facilities on interstate calls. The FCC has also taken comment on other technologies advanced as a method to avoid the single carrier per facility system that currently prevails in the inmate telecommunications industry.
State Regulation
      In many states, inmate telecommunications service providers must obtain prior authorizations from, or register with, the PUC and file tariffs or price lists of their rates. The most significant state involvement in the economic regulation of inmate telecommunications service is the limit on the maximum rates that can be charged for intrastate collect calls set by most states, referred to as “rate ceilings.” Since collect calls are at many facilities the only kind of calls that can be made by inmates, the state-imposed rate ceilings on those calls can have a significant effect on our business.

      In many states, the rate ceilings on inmate collect calls within the originating LEC’s service area are tied to the rate charged by the LEC and subject to state regulatory approval. Thus, where the LEC chooses not to raise its rates, independent inmate telecommunications service providers are precluded from raising theirs. Prior to the passage of the Telecom Act, the LECs had less incentive to raise their rates than independent inmate telecommunications service providers because the LECs were able to subsidize their inmate telecommunications service operations and discriminate in their favor, as described above. See “— Federal Regulation.” It is possible that as a result of the FCC’s rules designed to eliminate these subsidies, some LECs may periodically choose to file with their state commissions to raise their rates for inmate collect calls. If this occurs, inmate telecommunications service providers could also raise their rates. It is difficult to predict the extent to which the LECs will raise their rates.
      For intrastate calls going outside the originating LEC’s service area, there may be state rate ceilings tied to the rates of the IXCs for similar calls. In some cases, these rate ceilings can also make sufficient cost recovery difficult. In general, the cost recovery problems that arise from rate ceilings tied to IXC rates are not as severe as the difficulties created by rate ceilings tied to LEC rates.
      In its rulemaking implementing the Telecom Act, the FCC declined to address these state rate ceilings. The FCC ruled that inmate telecommunications providers must first seek relief from the state rate ceilings at the state level. The outcome of any such proceedings at the state level, if undertaken, is uncertain. Further, despite reserving the right to do so, it is uncertain whether the FCC would intervene or if so, how, in the event a state failed to provide relief. Moreover, as noted above, the FCC recently declined to preempt state rate caps on local inmate calls or permit an additional surcharge thereon. See “Business — Legal Proceedings.”
      In addition to imposing rate caps, the states may regulate various other aspects of the inmate telecommunications industry. While the degree of regulatory oversight varies significantly from state to state, state regulations generally establish minimum technical and operating standards to ensure that public interest considerations are met. Among other things, most states have established rules that govern the service provider in the form of postings or verbal announcements, and requirements for rate quotes upon request. See “Business — Legal Proceedings.”
      The foregoing discussion does not describe all present and proposed federal, state and local regulations, legislation, and related judicial or administrative proceedings relating to the telecommunications industry, including inmate telecommunications services, and thereby affecting our business. The effect of increased competition on our operations will be influenced by the future actions of regulators and legislators, who are increasingly advocating competition. While we would attempt to modify our customer relationships and our service offerings to meet the challenges resulting from changes in the telecommunications competitive environment, there is no assurance we would be able to do so.

MANAGEMENT
      The following is a list of our executive officers, other senior officers and directors as of June 21, 2005.
      All of our directors serve until a successor is duly elected and qualified or until the earlier of his death, resignation or removal. Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships between any of our directors or executive officers.

Name	Age	Position

Richard E. Cree	54	Chairman and Director
Richard Falcone	60	President, Chief Executive Officer and Director
Keith S. Kelson	38	Chief Financial Officer and Assistant Secretary
Jimmy Jobe	51	Senior Vice President, IT Development Operations
Robert Rae	37	Vice President, Enterprise Services and Operations
John Viola	55	Vice President and General Manager, Correctional Systems
Randy Hoffman	55	Vice President and General Manager, Partner Solutions
Sami Mnaymneh	43	Director
Tony Tamer	45	Director
Brian Schwartz	36	Director
Douglas Berman	38	Director
Lewis Schoenwetter	34	Director
Jack McCarthy(1)	62	Director
James Neal Thomas(1)	59	Director

(1)	Member of the Audit Committee.
      The following information summarizes the business experience of each of our directors, executive officers and other senior officers.
      Richard E. Cree serves as our Chairman. Prior to becoming our Chairman, Mr. Cree served as Chief Executive Officer of T-Netix from November 2002 to the consummation of the Transactions, Chief Operating Officer from June 1999 through March 2000 and Executive Vice President of Business Development from April 2000 through November 2002. From 1989 to 1999, Mr. Cree was the Chief Executive Officer and President of Gateway Technologies, Inc. From 1982 to 1988, Mr. Cree was Executive Vice President of American Republic Bancshares, a bank holding company based in New Mexico. From 1971 to 1982, Mr. Cree served as President and Chief Executive Officer of C-Five, a telecommunications company specializing in the manufacture and development of peripheral telecommunications equipment.
      Richard Falcone serves as our President and Chief Executive Officer. Mr. Falcone served as Chief Executive Officer of Evercom from October 2000 to the consummation of the Transactions. Prior to joining Evercom, Mr. Falcone was a Senior Vice President for AT&T serving in a variety of capacities, including leading AT&T’s Small Business Markets servicing organization of several thousand employees and establishing AT&T’s national e-Servicing strategy. Mr. Falcone received a B.S.E.E. from Northeastern University and has had Executive Level education at MIT Sloan, Stanford University, Brookings Institute in Tokyo and the International Institute for Management Development in Lausanne, Switzerland. Mr. Falcone has served on the Board of the National Foundation of Women Business Owners and is a founding father of the National Black Business Council.

      Keith S. Kelson serves as our Chief Financial Officer and Assistant Secretary. Mr. Kelson served as Evercom’s Chief Financial Officer from March 2000 to the consummation of the Transactions. From April 1998 to March 2000, Mr. Kelson served as Evercom’s Vice President of Finance. Prior to joining Evercom, Mr. Kelson was a certified public accountant in the accounting and auditing services division of Deloitte & Touche LLP and held various financial positions with subsidiaries of Kaneb Services, Inc. Mr. Kelson has over 16 years of combined accounting experience, serving seven of those years with Deloitte & Touche LLP and nine years in financial management (including seven years with Evercom). Mr. Kelson has a B.B.A. in Accounting from Texas Christian University, from which he graduated cum laude. Mr. Kelson is a certified public accountant.
      Jimmy Jobe serves as our Senior Vice President, IT Development Operations. Prior to joining Securus in September 2004, from June 2004 to September 2004 Mr. Jobe served as Vice President of Worldwide Product Development and thereafter as Chief Operating Officer of Lumenare Networks focusing on enterprise telecommunications lab and test automation products. Previously, Mr. Jobe served as President and Chief Executive Officer of Jobe Consulting Services beginning in October 2002, a company focused on assisting early stage software product companies in defining and executing product strategies, among other things, and served as Chief Technical Officer for Coherent Networks, a company with commercial products focused on real time SS7 QOS, protocol analysis and SMS products for telecommunications service providers’ world wide and BSS mediation platforms for emerging power utility markets in North America beginning in August 2001. Mr. Jobe formerly served as Senior Vice President of Product Development of DSET Corporation beginning in January 1999. Mr. Jobe has held senior management roles in several public and venture capital start-up companies and served in multiple senior management positions during a twenty-year career at Texas Instruments.
      Robert Rae serves as our Vice President, Enterprise Services and Operations. Mr. Rae served as Evercom’s Executive Director of Services/ Operations from December 2002 to the consummation of the Transactions. Prior to joining Evercom, Mr. Rae was Vice President of Operations for EngineX Networks, an engineering professional services firm specializing in engineering carrier telecommunications networks. Mr. Rae has also held leadership roles with Fujitsu, where he led international professional services and technical support operations, and with Bell Atlantic, where he led strategic planning of operations and engineering of telecommunications networks. Mr. Rae has a B.A. in Economics and a B.S. in Psychology from the University of Pittsburgh and an M.B.A. from the Katz Graduate School of Business. Mr. Rae has had Executive Level education at the Wharton School of Business.
      John Viola serves as our Vice President and General Manager, Correctional Systems. Mr. Viola served as the Vice President and General Manager of Evercom Correctional Systems from November 2000 to the consummation of the Transactions. Prior to joining Evercom, Mr. Viola served as Vice President of Sales and Marketing for a national e-commerce and connectivity company. Mr. Viola also served as General Manager of AT&T’s small business group in the western United States during his 18-year tenure with AT&T. Mr. Viola has over 25 years of experience in senior level sales, marketing and management. Mr. Viola holds a B.A. in Marketing and Management from the University of Illinois, an M.B.A. from Roosevelt University in Chicago and has Executive Level education from Texas A&M University. Mr. Viola has served on numerous civic organizations, including the Board of Directors for the Public Education Business Coalition and Colorado Uplift, promoting education for inner city youths.
      Randy Hoffman serves as our Vice President and General Manager, Partner Solutions. Mr. Hoffman served as Evercom’s Vice President and General Manager of Solutions from January 2001 to the consummation of the Transactions. Prior to joining Evercom, Mr. Hoffman was Vice President of Fairpoint Communications, a North Carolina-based CLEC. Mr. Hoffman also served as General Manager of AT&T responsible for Small Business Markets, Mid-Sized Growth accounts and AT&T’s largest global customers. Mr. Hoffman has more than 26 years of experience in the telecommunications industry with a background in sales and marketing. Mr. Hoffman holds a B.B.A. in Management from Texas Tech University. Mr. Hoffman has served on the Board of Directors of numerous civic organizations, including the St. Louis Symphony, Junior Achievement and the Regional Commerce and Growth Organization. He has also served as Vice Chairman of the St. Louis Sports Commission.

      Sami Mnaymneh has served as a member of our board of directors since February 2004. Mr. Mnaymneh is a co-founding Partner of H.I.G. Capital and serves as a Managing Partner of the firm. Mr. Mnaymneh has been an active investor in a number of industries throughout H.I.G.’s life. Prior to founding H.I.G. in 1993, Mr. Mnaymneh was a Managing Director at The Blackstone Group, a prominent New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies. Over the course of his career, Mr. Mnaymneh has led over 75 transactions with an aggregate value in excess of $10 billion. He currently serves on the board of directors of several H.I.G. companies.
      Tony Tamer has served as a member of our board of directors since February 2004. Mr. Tamer is a co-founding Partner of H.I.G. Capital and serves as a Managing Partner of the firm. Mr. Tamer has been an active investor in a number of industries throughout H.I.G.’s life. Prior to founding H.I.G. in 1993, Mr. Tamer was a partner at Bain & Company, one of the world’s leading management consulting firms, and, through Bain Capital, one of the most successful private equity funds in the United States. Mr. Tamer has extensive operating experience particularly in the communications and semiconductor industries, having held marketing, engineering and manufacturing positions at Hewlett-Packard and Sprint Corporation. Mr. Tamer holds an M.B.A. degree from Harvard Business School, and a Masters degree in Electrical Engineering from Stanford University. His undergraduate degree is from Rutgers University. He currently serves on the board of directors of several H.I.G. companies.
      Brian Schwartz has served as a member of our board of directors since February 2004 and served as our President until we acquired Evercom in September 2004. Mr. Schwartz is a Managing Director at H.I.G. Capital. Since joining H.I.G. in 1994, Mr. Schwartz has led numerous transactions in a diverse set of industries including business services (healthcare and IT), building products, and manufacturing. Prior to joining H.I.G., Mr. Schwartz was a Business Manager in PepsiCo, Inc.’s strategic planning group. Mr. Schwartz began his career with the investment banking firm of Dillon, Read and Co. where he advised clients on transactions encompassing initial public offerings, debt offerings and mergers and acquisitions. Mr. Schwartz earned his M.B.A. from Harvard Business School and his B.S. with honors from the University of Pennsylvania. He currently serves on the board of directors of several H.I.G. companies.
      Douglas Berman has served as a member of our board of directors since February 2004. Mr. Berman is a Managing Director at H.I.G. Capital. He has made investments in the manufacturing, telecommunications, and business services industries. Since joining H.I.G. in 1996, Mr. Berman has led a number of industry consolidations, purchasing more than 30 businesses creating several industry-leading companies. Prior to joining H.I.G., Mr. Berman was with Bain & Company, where he managed a variety of projects for Fortune 100 clients, developing expertise in telecommunications, financial services, and manufacturing. Mr. Berman currently serves on the board of directors of several H.I.G. companies.
      Lewis Schoenwetter has served as a member of our board of directors since February 2004 and served as our Vice President, until January 1, 2005. Mr. Schoenwetter is a Principal at H.I.G. Capital. With more than 10 years of experience in private equity investing, Mr. Schoenwetter has played a significant role in more than 30 acquisitions with an aggregate value in excess of $2 billion. Prior to joining H.I.G. in April 2003, Mr. Schoenwetter was a director with Levine Leichtman Capital Partners. He currently serves on the board of directors of several H.I.G. companies.
      Jack McCarthy has served as a member of our board of directors since May 9, 2005. Mr. McCarthy also currently serves on the board of directors, audit committee, and compensation committee of Webco Industries, Inc. From 1986 to 2002, Mr. McCarthy held various positions at The Williams Companies, Inc., including Senior Vice President of Finance and Chief Financial Officer. From 1983 to 1986, Mr. McCarthy was the Executive Director of Tax at Tenneco, Inc. where he was responsible for national and international tax planning. Prior to joining Tenneco, Inc., Mr. McCarthy was the Vice President of Tax of The El Paso Company from 1978 to 1983. Mr. McCarthy is a certified public accountant and was a manager in the tax division of Arthur Young & Company. Mr. McCarthy holds a B.B.A. and M.B.A from University of Michigan and a J.D. from Wayne State University.

      James Neal Thomas has served as a member of our board of directors since May 9, 2005. Mr. Thomas currently serves on the board of directors of Haggar Corp. and is currently the chairman of its audit committee. Until 2000, Mr. Thomas was a senior audit partner of Ernst & Young, LLP, where he began his career in 1968. While at Ernst & Young, Mr. Thomas served mostly Fortune 500 companies including, Wal-Mart Stores, Inc., The Williams companies, Inc. and Tyson Foods, Inc. Mr. Thomas is a retired certified public accountant and holds a degree in accounting from the University of Arkansas.
Board Committees
      Our board of directors directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the full board of directors and a standing audit committee. In addition, from time to time, other committees may be established under the direction of the board of directors when necessary to address specific issues.
      Jack McCarthy and James Neal Thomas comprise our audit committee. Each of the members of the audit committee qualify as a financial expert, as such term is defined by SEC regulations, and are independent, as defined by the National Association of Securities Dealers Rule 4200. The duties and responsibilities of the audit committee include the appointment and termination of the engagement of our independent public accountants, otherwise overseeing the independent auditor relationship, reviewing our significant accounting policies and internal controls and reporting its findings to the full board of directors.
Compensation Committee Interlocks and Insider Participation
      Our board of directors has not established a compensation committee. Consequently, during 2004 our entire board of directors participated in the determination of our executive officers’ compensation. Included in the 2004 compensation meetings were Richard Falcone, our current Chief Executive Officer, Brian Schwartz, our former President and Lewis Schoenwetter, our former Vice President and Treasurer.
Indemnification Agreements
      We have entered indemnification agreements with certain of our officers and directors which provide for their indemnification and the reimbursement and advancement to them of expenses, as applicable, in connection with actual or threatened proceedings and claims arising out of their status as a director or officer.
Director Compensation
      Except for Messrs. McCarthy and Thomas, our directors receive no compensation for serving on the board other than reimbursement of reasonable expenses incurred in attending meetings. Each of Messrs. McCarthy and Thomas receives $50,000 annually for serving on the board and Audit Committee. Additionally, Mr. Thomas will receive $6,000 annually for serving as Chairman of the Audit Committee.

Executive Compensation
      The following table sets forth compensation information for each person who served as our Chief Executive Officer during 2004 and for four additional executive officers who were the most highly compensated for the year ended December 31, 2004. We refer to these individuals collectively as our “named executive officers.”
Summary Compensation Table

						Long Term
						Compensation Awards
	Annual Compensation
						Restricted		All Other
Name and Principal Position	Year	Salary		Bonus		Stock Awards		Compensation

Richard Falcone,	2004	$107,658	(1)	$214,439	(1)	—	(2)	$—
President, Chief Executive Officer and Director
Richard Cree, Chairman	2004	$235,185	(3)	$413,779	(3)	—		—
John C. Poss,	2004	$194,651	(4)	$213,350	(4)	—		$8,653	(5)
Chief Operating Officer — T-Netix
Thomas Meriam,	2004	$140,788	(6)	$217,445	(6)	—		$6,888	(7)
Executive Vice President — Strategic Markets — T-Netix
Wayne A. Johnson, II,	2004	$141,350	(8)	$231,495	(8)	—		—
Vice President, General Counsel and Secretary

(1)	Mr. Falcone’s employment agreement provides for an annual salary of at least $349,000. The above compensation does not include salary of $242,231 and bonus payments of $458,000 earned from January 1, 2004 through September 9, 2004 during Mr. Falcone’s employment with Evercom as Chief Executive Officer.

(2)	Contemporaneously with the consummation of the acquisition of Evercom and pursuant to the Company’s 2004 Restricted Stock Purchase Plan, Mr. Falcone purchased 16,856.96 shares of restricted stock of the Company for $0.01 per share or $168.57.

(3)	Mr. Cree’s employment agreement provides for an annual salary of not less than $265,000. The above compensation does not include salary of $40,769 earned from January 1, 2004 through March 2, 2004 during Mr. Cree’s employment with T-Netix as Chief Executive Officer. Also does not include $951,777 paid to Mr. Cree contemporaneously with our acquisition of T-Netix in respect of vested in-the-money options to acquire shares of T-Netix common stock. See “Management — Separation Agreements.”

(4)	The above compensation does not include salary of $32,884 earned from January 1, 2004 through March 2, 2004 during Mr. Poss’ employment with T-Netix. Also does not include $142,000 paid to Mr. Poss contemporaneously with our acquisition of T-Netix in respect of vested in-the-money options to acquire shares of T-Netix common stock. Mr. Poss’ employment with us ended effective December 10, 2004. See “Management — Separation Agreements.”

(5)	The above amount represents payments to Mr. Poss during 2004 pursuant to his separation agreement with the Company. See “Management — Separation Agreements.”

(6)	The above compensation does not include salary of $28,713 earned from January 1, 2004 through March 2, 2004 during Mr. Meriam’s employment with T-Netix. Also does not include $326,710 paid to Mr. Meriam contemporaneously with our acquisition of T-Netix in respect of vested in-the-money options to acquire shares of T-Netix common stock. Mr. Meriam’s employment with us ended December 10, 2004. See “Management — Separation Agreements.”

(7)	The above amount represents payments to Mr. Meriam during 2004 pursuant to his separation agreement with the Company. See “Management — Separation Agreements.”

(8)	The above compensation does not include salary of $28,362 earned from January 1, 2004 through March 2, 2004 during Mr. Johnson’s employment with T-Netix as General Counsel. Also does not include $268,620 paid to Mr. Johnson contemporaneously with our acquisition of T-Netix in respect of vested in-the-money options to acquire shares of T-Netix common stock. See “Management — Separation Agreements.”
Employment Agreements
      In connection with the Transactions, we entered into an employment agreement with Richard Falcone under which Mr. Falcone serves as our president and chief executive officer. The initial term of this agreement terminates on January 5, 2007 and may be extended for an additional one-year period so long as Mr. Falcone gives notice between July 1, 2006 and August 1, 2006 of his desire to extend the employment period for an additional year and we agree to do so. Mr. Falcone receives: (i) a base salary of not less than $349,900 per year; (ii) a bonus of up to 100% of base salary which is earned upon achievement of mutually agreed objectives for each year; (iii) eligibility to receive restricted shares of the company’s common stock; (iv) an automobile allowance of $850 per month; and (v) other benefits, such as life and health insurance, paid vacation, and reimbursement of business expenses. Mr. Falcone reports directly to our board of directors and must secure the board’s written consent before consulting with any other entity or gaining more than a 5% ownership interest in any enterprise other than Securus, unless such ownership interest will not have a material adverse effect upon his ability to perform his duties under this agreement.
      We may terminate Mr. Falcone’s employment for cause, in which case we will pay him any base salary accrued or owing to him through the date of termination, less any amounts he owes to us. We may also terminate Mr. Falcone’s employment without cause or Mr. Falcone may terminate his own employment due to constructive discharge. If Mr. Falcone’s employment is terminated without cause or for constructive discharge, we will pay Mr. Falcone an amount equal to (i) the lesser of (1) two times his annual base salary or (2) the amount of remaining base salary that would have been payable to him from the date of such termination of employment through the agreement expiry date plus an additional six months of base salary, plus (ii) the benefits which were paid to him in the year prior to the year in which his employment was terminated plus (iii) a pro-rated bonus for the year in which Mr. Falcone’s employment was terminated.
      During Mr. Falcone’s employment and for the one-year period (or, under certain conditions, up to the two-year period) immediately following the expiration or earlier termination of the employment period, Mr. Falcone is prohibited from competing with us anywhere in the United States, including locations in which we currently operate and plan to expand, and must abide by customary covenants to safeguard our confidential information.
      On April 17, 1998 Keith Kelson, our chief financial officer, entered into an employment letter agreement with Talton Holdings, Inc., a predecessor of Evercom. The agreement term continues until terminated either by us or Mr. Kelson. If the agreement is terminated for any reason other than gross misconduct, Mr. Kelson is entitled to receive a severance payment of twelve months salary. During 2004, Mr. Kelson was entitled to a base salary of $151,000 and earned an annual bonus of up to 50% of his base salary.
Separation Agreements
      We have entered into a separation agreement with Richard E. Cree whereby effective June 30, 2005, Mr. Cree will resign as Chairman of our board of directors, but will remain as a non-executive member of our board of directors. In connection with his resignation, Mr. Cree will be paid severance from July 2005 through November 30, 2006, at a rate of $305,000 per year (plus paid health insurance premiums) and his employment agreement, executed January 22, 2004, will terminate on July 1, 2005. Mr. Cree will be reimbursed for reasonable expenses incurred in attending meetings of our board of directors, but will not receive any other compensation. Pursuant to Mr. Cree’s former employment agreement, he continues to be prohibited from competing with us and must abide by customary covenants to safeguard our confidential information through June 30, 2007.
      Effective December 10, 2004, we entered into a separation agreement with John C. Poss whereby Mr. Poss’ employment with us and our affiliates was terminated. In connection with his separation, Mr. Poss receives monthly severance payments (plus paid health insurance premiums) through March 10, 2006, at a rate of his annual salary of $225,000. Pursuant to Mr. Poss’ former employment agreement, he continues to be prohibited from competing with us and must abide by customary covenants to safeguard our confidential information through December 10, 2006.
      Effective December 10, 2004, we entered into a separation agreement with Thomas R. Meriam whereby Mr. Meriam’s employment with us and our affiliates was terminated. In connection with his separation, Mr. Meriam receives monthly severance payments through March 10, 2006, at a rate of his annual salary of $185,000. Pursuant to Mr. Meriam’s former employment agreement, he continues to be prohibited from competing with us and must abide by customary covenants to safeguard our confidential information through December 10, 2006.
      Effective May 13, 2005, we entered into a separation agreement with Wayne A. Johnson, II whereby Mr. Johnson’s employment with us and our affiliates was terminated. In connection with his separation, Mr. Johnson receives monthly severance payments through May 13, 2006, at a rate of his annual salary of $170,000. Pursuant to Mr. Johnson’s former employment agreement, he continues to be prohibited from competing with us and must abide by customary covenants to safeguard our confidential information through May 13, 2007.
2004 Restricted Stock Purchase Plan
      We adopted a 2004 Restricted Stock Purchase Plan contemporaneously with the Transactions under which certain of our employees may purchase shares of our common stock or a junior class of common stock. The maximum number of authorized shares subject to grants under the 2004 Restricted Stock Purchase Plan equals 9.75% of our total issued and outstanding shares of common stock on a fully diluted basis, subject to adjustment for changes in our capital structure such as stock dividends, stock splits, stock subdivisions, mergers and recapitalizations. Our board of directors administers the restricted stock purchase plan. The plan is designed to serve as an incentive for both us and our operating subsidiaries, T-Netix and Evercom, to attract and retain qualified and competent employees. The per share purchase price for each share of restricted stock is determined by our board of directors. Restricted stock will vest based on performance criteria or ratably over a period or periods, as provided in the related restricted stock purchase agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT
      The following table sets forth information with respect to the beneficial ownership of our outstanding capital stock as of June 21, 2005 by:

•	each person who is known by us to beneficially own 5% or more of our outstanding of capital stock;

•	each member of our board of directors; and

•	each of our executive officers.
      Beneficial ownership is determined in accordance with the applicable rules and regulations of the SEC, which generally require inclusion of shares over which a person has voting or investment power. Share ownership in each case includes shares that may be acquired within 60 days through the exercise of any convertible securities. To our knowledge, each of the holders of capital stock listed below has sole voting and investment power as to the capital stock owned unless otherwise noted.

	Number of
	Shares Beneficially Owned
			Percentage of
		Class B	Common
Name and Address of Beneficial Owner(1)	Common Stock	Common Stock	Stock(2)

H.I.G.-TNetix, Inc.(3)	480,789.95	—	77.93%
AIF Investment Company(4)	147,456.62	—	23.90%
Alpine Associates, L.P.(5)	37,637.72	—	6.10%
D.E. Shaw Laminar Portfolios, L.L.C.(6)	48,461.00	—	7.85%
Richard E. Cree(7)	13,157.90	—	2.13%
Richard Falcone(8)	2,491.23	16,856.96	3.14%
Keith S. Kelson	—	—	—
Jimmy Jobe	—	—	—
Robert Rae	—	—	—
John Viola	—	—	—
Randy Hoffman	—	—	—
Sami Mnaymneh(9)	480,789.95	—	77.93%
Tony Tamer(9)	480,789.95	—	77.93%
Brian Schwartz(9)	480,789.95	—	77.93%
Douglas Berman(9)	480,789.95	—	77.93%
Lewis Schoenwetter(9)	480,789.95	—	77.93%
Jack McCarthy	—	—	—
James Neal Thomas	—	—	—
Directors and executive officers as a group (14 persons)(10)	496,439.08	16,856.96	83.20%

(1)	Unless otherwise indicated, the address of each beneficial owner listed above is c/o Securus Technologies, Inc., 14651 Dallas Parkway, Suite 600, Dallas, Texas 75254-8815.

(2)	Represents the aggregate ownership of our common stock and Class B common stock. Calculated based on 616,990.77 shares of common stock and Class B common stock outstanding, giving effect to immediately exercisable options and warrants to purchase an aggregate of 56,274 shares of common stock. See notes (5), (6) and (7) below.

(3)	Includes an aggregate of 147,456.62 shares of common stock beneficially owned by AIF Investment Company. AIF Investment Company is wholly-owned by H.I.G.-TNetix. Each of Messrs. Mnaymneh and Tamer currently serve as a director and officer of H.I.G.-TNetix, Inc. Messrs. Mnaymneh and Tamer constitute all of the officers and directors of H.I.G.-TNetix, Inc. The address of H.I.G.-TNetix, Inc. is c/o H.I.G. Capital, LLC, 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

(4)	H.I.G.-TNetix is the majority stockholder of AIF Investment Company. Each of Messrs. Mnaymneh and Tamer currently serve as a director and officer of AIF Investment Company. Messrs. Mnaymneh and Tamer constitute all of the officers and directors of AIF Investment Company. The address of AIF Investment Company is c/o H.I.G. Capital, LLC, 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

(5)	Includes 4,064 shares held by Alpine Partners, L.P., an affiliate of Alpine Associates, L.P. Also represents exercisable warrants to purchase an aggregate of 2,550 shares of our common stock granted in connection with the senior subordinated debt financing. These warrants are exercisable at the option of the holder at any time through September 9, 2014.

(6)	Represents warrants to purchase an aggregate of 48,461 shares of common stock granted in connection with the senior subordinated debt financing. These warrants are exercisable at the option of the holder any time through September 9, 2014.

(7)	Includes 7,894.74 shares of common stock acquired by Mr. Cree concurrently with the closing of the Transactions. Also includes exercisable options to purchase an aggregate of 5,263 shares of common stock at a price of $57 per share. Such option is exercisable by Mr. Cree through September 9, 2005.

(8)	Represents 2,491.23 shares of common stock acquired by Mr. Falcone concurrently with the closing of the Transactions. Also represents 16,856.96 shares of Class B common stock purchased by Mr. Falcone pursuant to our 2004 Restricted Stock Purchase Plan.

(9)	Represents shares beneficially owned by H.I.G.-TNetix, Inc. and AIF Investment Company. H.I.G. Capital Partners III, L.P. is the controlling stockholder of H.I.G.-TNetix, Inc. and H.I.G. TNetix is the controlling stockholder of AIF Investment Company. Each of Messrs. Mnaymneh and Tamer is a member of H.I.G. Advisors III, L.L.C., the general partner of H.I.G. Capital Partners III, L.P., the ultimate parent entity of H.I.G.-TNetix, Inc. and AIF Investment Company. Messrs. Mnaymneh, Tamer, Schwartz, Berman and Schoenwetter may, by virtue of their respective relationships with either H.I.G.- TNetix, Inc., AIF Investment Company or H.I.G. Capital, L.L.C., be deemed to beneficially own the securities held by H.I.G.-TNetix, Inc. and AIF Investment Company, and to share voting and investment power with respect to such securities. Each of Messrs. Mnaymneh, Tamer, Schwartz, Berman and Schoenwetter disclaim beneficial ownership of the securities beneficially owned by H.I.G.-TNetix and AIF Investment Co. The address of each of Messrs. Mnaymneh, Tamer, Schwartz, Berman and Schoenwetter is c/o H.I.G. Capital, LLC, 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

(10)	Represents 13,157.74 shares beneficially owned by Richard E. Cree, 19,348.19 shares beneficially owned by Richard Falcone and 480,789.95 shares beneficially owned by H.I.G-TNetix, Inc. and AIF Investment Company and attributable to each of Messrs. Mnaymneh, Tamer, Schwartz, Berman and Schoenwetter. Does not include shares of common stock subject to grants under our 2004 Restricted Stock Purchase Plan other than those purchased by Mr. Falcone (see note (6)) above. See “Management.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Restricted Stock Purchase Agreements
      We have entered or intend to enter into restricted stock purchase agreements with Mr. Falcone and other members of our management pursuant to our 2004 Restricted Stock Plan. The maximum number of authorized shares of common stock subject to grants under the 2004 Restricted Stock Purchase Plan equals 9.75% of our total issued and outstanding shares of common stock on a fully diluted basis, subject to adjustment. Contemporaneously with the closing of the Evercom acquisition, Mr. Falcone purchased 16,856.96 shares of restricted stock pursuant to the terms of a restricted stock purchase agreement. Pursuant to the terms of the plan and the applicable restricted stock purchase agreements, shares of stock are subject to time and performance vesting based upon the length of service such executive has with us and other vesting criteria including in the event we obtain a specified sales price in connection with our sale to an independent third party. Shares of common stock issuable pursuant to restricted stock purchase agreements are subject to certain rights of repurchase and certain restrictions on transfer. Generally, shares of restricted stock that have not vested prior to or in connection with a sale of us to an independent third party shall be forfeited to us without consideration.
Equity Investment by Richard Falcone
      In connection with our acquisition of Evercom, Richard Falcone, our President and Chief Executive Officer, purchased 2,491.23 shares of our common stock for an aggregate purchase price of $142,000, or a price per share of $57. Additionally, Mr. Falcone acquired an aggregate of 16,856.96 shares of restricted common stock pursuant to a restricted stock purchase agreement. These restricted shares are subject to forfeiture pursuant to the terms of our 2004 Restricted Stock Purchase Plan and the restrictions described hereafter. The restriction period for Mr. Falcone’s restricted stock ends upon the occurrence of certain events and upon lapse of time. With respect to 38.46% of the restricted stock, the restriction period ends upon the sale of our stock by certain of our other stockholders. The restriction period for 30.77% of the restricted stock ends upon the lapse of time, 6.154% each December 31 and June 30 beginning December 31, 2004. With respect to the remaining shares, the restriction period ends upon our attainment of certain performance measures determined by our board of directors and Mr. Falcone. Further, upon a change of control of Securus, the restriction period will end for all of Mr. Falcone’s restricted shares that have not previously vested. The restricted shares are entitled to dividends, if declared, which will be distributed upon termination of the restriction period with respect to any such restricted shares.
Equity Investment by Richard E. Cree
      In connection with our acquisition of Evercom, Richard E. Cree, our Chairman, purchased 7,894.74 shares of our common stock for an aggregate purchase price of $450,000, or a price per share of $57. In addition to the foregoing investment by Mr. Cree, we also granted him the option to purchase an additional $300,000 of shares of our common stock at a price per share of $57, which option is exercisable for the 12-month period beginning September 9, 2004 and as of the date hereof, none of such options have been exercised.
Stockholders’ Agreement
      We and our stockholders have entered into a stockholders’ agreement to assure continuity in our management and ownership, to limit the manner in which our outstanding shares of capital stock may be transferred, and to provide certain registration rights. A summary of the material terms of this Stockholders Agreement are produced below.

Transfer Restrictions and Rights of First Refusal
      The stockholders’ agreement prohibits the transfer of our securities held by our stockholders, except (i) to certain permitted transferees provided that such transferees agree to be bound by the stockholders’

agreement, (ii) on the terms, and subject to the conditions, set forth in the restricted stock purchase agreement of each management stockholder, (iii) by a non-management stockholder to any affiliate, (iv) to us pursuant to certain rights of first refusal and tag-along rights, and (v) in connection with any reorganization of our company.
      Under the stockholders’ agreement, the rights of first refusal require a stockholder wishing to sell (other than in a permitted transfer) all or part of our equity securities held by such stockholder to first offer such shares on the same terms and conditions to us, and if we elect not to purchase all of such securities, then to our other stockholders. These transfer restrictions set forth in the stockholders’ agreement shall continue until the subject shares have been transferred pursuant to a registered offering or Rule 144 under the Securities Act, a sale of our company to an independent third party or a public offering of our equity securities having an aggregate value of at least $50 million.

Drag-Along Rights
      The stockholders’ agreement provides for certain drag-along rights such that in the event of a sale of our company to an independent third party, each stockholder would be required to sell its equity interest in us to such independent third party, each sale being on the same terms and conditions. In the event of a transfer of any of our shares of capital stock to a third party, such transferee shall agree in writing to be bound by the provisions of the stockholders’ agreement.

Tag-Along Rights
      Pursuant to certain tag-along rights under the stockholders’ agreement, if any stockholder proposes to sell (other than in a permitted transfer) all or part of our equity securities held by such stockholder to any independent third party and we and our other stockholders have not exercised the rights of first refusal, such stockholder shall offer our other stockholders the opportunity to participate in the proposed sale on the same terms and conditions on a pro rata basis with respect to the number of shares of our common stock held by each such holder or issuable upon the exercise of any securities convertible into shares of our common stock.

Preemptive Rights
      Except under limited circumstances, if we make an offer to issue capital stock or other of our equity interests at any time prior to conducting an initial public offering or a sale of our company to an independent third party, our stockholders have the right to purchase a pro rata portion of the offered securities, which allows the stockholders to maintain their respective ownership percentages in our company.

Corporate Governance
      The stockholders’ agreement provides that our board of directors is comprised of (i) five representatives designated by H.I.G.-TNetix, Inc., an affiliate of H.I.G., provided that if we increase the number of our directors and H.I.G.-TNetix and its affiliates own more than 50% of our common stock, H.I.G.-TNetix may designate additional directors such that it designates a majority of our board of directors, (ii) our chief executive officer, currently Richard Falcone, and (iii) a senior member of our management designated by H.I.G.-TNetix.

Registration Rights
      Pursuant to the stockholders’ agreement, we granted certain of our stockholders “demand” registration rights and all of our stockholders certain “piggyback” registration rights to be exercised when we propose to register any of our common stock under the Securities Act (other than an initial public offering, a transaction described under Rule 145 or any successor rule of the Securities Act, a transaction registering securities convertible into our common stock or pursuant to Forms S-4, S-8 or their successor forms).

Annual Payment to Evercom Investors
      Pursuant to the stockholders agreement, we have agreed to pay an aggregate of $100,000 annually on a pro rata basis to those Evercom stockholders who invested in our company contemporaneously with the closing of the Transactions.

Lock-Up Agreements
      The stockholders’ agreement provides that each stockholder will not sell or distribute its equity interest in us (including sales pursuant to Rule 144) (i) during the seven days prior to and during (i) the 90-day period beginning on the effective date of any underwritten registration, or (ii) the 180-day period beginning on the effective date of an initial public offering of our common stock, unless we and the underwriters otherwise agree.

Indemnification of Stockholders
      Under our stockholders’ agreement, we agree to indemnify, to the fullest extent permitted by applicable law, each of our stockholders (in their capacity as sellers of securities and not as officers of our company), their officers and directors and each person who controls such stockholder for losses which the indemnified person may sustain, incur or assume as a result of our violation of the Securities Act, the Exchange Act or any state securities law, or any untrue or alleged untrue statement of material fact contained in any document we file with the SEC.
H.I.G. Capital, LLC Consulting Agreements

Consulting Services Agreement
      In connection with the consummation of the Transactions, we entered into an amended and restated consulting services agreement with H.I.G., pursuant to which H.I.G. is entitled to receive an annual consulting services fee of $750,000 for management, consulting and financial advisory services. In addition, H.I.G. is entitled to receive fees equal to 2% of the consideration received by us upon a public offering of our capital stock or the sale of all or substantially all of our assets, which provision survives the termination of the agreement.

Professional Services Agreement
      In connection with the consummation of the Transactions, we entered into an amended and restated professional services agreement with H.I.G., pursuant to which H.I.G. is entitled to receive investment banking fees equal to 2% of the value of any transaction in which we (i) sell all or substantially all of our assets or a majority of our stock, (ii) acquire any other companies or (iii) secure any debt or equity financing. In addition, in connection with our consummation of the Transactions, H.I.G. received a professional services fee equal to 2% of the transaction value, or approximately $2.49 million.
Management
      Certain of our directors are affiliated with H.I.G. Mr. Sami Mnaymneh and Mr. Tony Tamer are managing partners of H.I.G., Mr. Brian Schwartz and Mr. Douglas Berman are managing directors of H.I.G., and Mr. Lewis Schoenwetter is a principal of H.I.G.

DESCRIPTION OF OUR OTHER INDEBTEDNESS
      We summarize below certain terms of our working capital facility and senior subordinated notes. These summaries are not complete descriptions of all of the terms and provisions of the agreements governing these debt instruments.
Working Capital Facility
      We have a senior secured revolving credit facility provided by a syndicate of banks and other financial institutions led by ING Capital LLC, as lead arranger and administrative agent. The working capital facility provides financing of up to $30.0 million, subject to a borrowing base, consisting of a revolving credit facility with a five-year maturity. This revolving credit facility includes a subfacility for letters of credit. We are the borrower and each of our subsidiaries are guarantors under this working capital facility.
      Principal amounts outstanding under the revolving credit facility are due and payable in full at September 9, 2009. As of March 31, 2005, $5.0 million was outstanding under this working capital facility and approximately $5.7 million of letters of credit were issued under the facility.
      Prepayments. The working capital facility requires us to prepay the outstanding loan, subject to certain exceptions, with:

•	100% of the net proceeds of all non-ordinary course asset sales; and

•	100% of the net proceeds of the sale of any subsidiary.
We may also voluntarily repay outstanding loans under the working capital facility at any time without any premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.
      Interest Rates and Fees. The borrowings under the working capital facility bear interest at a rate equal to, at our option, either a Prime rate or a LIBOR rate plus 2.50%.
      In addition to paying interest on outstanding principal under the working capital facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments thereunder at a rate equal to 0.50% per annum. We must also pay customary letter of credit fees and fees of the administrative agent.
      Collateral. To secure the working capital facility, we and our subsidiaries granted a first priority security interest in substantially all of our assets, including, but not limited to, the following, and subject to certain exceptions:

•	a pledge of the capital stock of each subsidiary and

•	a security interest in substantially all of our tangible and intangible non-real estate assets.
      Certain Covenants and Events of Default. Our working capital facility contains a number of covenants, that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to:

•	incur additional indebtedness;

•	create liens on assets;

•	repay other indebtedness (including the notes);

•	sell assets;

•	make investments, loans, guarantees or advances;

•	pay dividends, repurchase equity interests or make other restricted payments;

•	engage in transactions with affiliates;

•	make capital expenditures;

•	enter into sale-leaseback transactions;

•	enter into agreements that restrict dividends from subsidiaries; and

•	change the business conducted by Securus and its subsidiaries.
      In addition, the working capital facility limits our business activities and the business activities of our subsidiaries to specific activities and will require us and our subsidiaries to, among other things:

•	furnish specified financial information to the lenders;

•	comply with applicable laws;

•	maintain its properties and assets;

•	maintain insurance on its properties;

•	keep books and records which accurately reflect its business affairs;

•	comply with environmental laws;

•	pledge after acquired property as collateral and cause certain additional subsidiaries to become guarantors; and

•	keep in effect all rights, licenses, permits, privileges, franchises, patents and other intellectual property.
      Our working capital facility also includes specified financial covenants, requiring us to comply with certain financial covenants, and to certify compliance on a quarterly basis, including a minimum interest coverage ratio and minimum EBITDA level. The working capital facility contains customary representations and warranties and events of default, including but not limited to payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness and other material agreements, certain events of bankruptcy, material judgments, the occurrence of certain ERISA events and the occurrence of a change of control. If such an event of default occurs, the lenders under the working capital facility will be entitled to take various actions, including the acceleration of the amounts due thereunder and all actions permitted to be taken by a secured creditor.
Senior Subordinated Notes
      We have issued and sold $40 million in principal amount of senior subordinated notes to certain institutional investors, which are unsecured and subordinated to our working capital facility and the notes. For purposes of this discussion, our working capital facility and the notes shall be collectively referred to as the “Senior Financing.” Our subsidiaries have irrevocably and unconditionally guaranteed the senior subordinated notes on a senior subordinated basis. Such guarantees are subordinated to our Senior Financing. The senior subordinated notes mature on September 9, 2014.
      Mandatory Redemption. We are required to redeem the full principal amount of the senior subordinated notes upon the occurrence of any of the following (subject to restrictions in our Senior Financing): the maturity date of the senior subordinated notes; an initial public offering of our common stock; an offering of bonds of our company; a change of control of our company; a sale of a substantial portion of our or our subsidiaries’ assets; or an event of default under the senior subordinated notes.
      Optional Redemption. Beginning on September 9, 2005, we will have the option, subject to restrictions contained in our Senior Financing, to redeem the senior subordinated notes upon not less than 30 and not more than 60 days notice to the purchasers of the senior subordinated notes at designated redemption prices.
      Interest Rates and Fees. The senior subordinated notes bear interest at a rate of 17% per annum and are payable quarterly in arrears. We are required to pay interest on the senior subordinated notes in cash, but for any quarter in which we are prohibited from doing so by the terms of the Senior Financing, interest on our senior subordinated notes is payable in-kind. During the year ended December 31, 2004, $2.1 million of paid-in-kind interest was added to the principal balance of the senior subordinated notes.
      Certain Covenants and Events of Default. The agreements governing the senior subordinated notes contain specified financial covenants, generally consistent with, though less restrictive than, those covenants contained in the indenture governing the notes. Additionally, the agreements governing the senior subordinated notes contain events of default consistent with those contained in the indenture governing the notes and include a cross acceleration right to our Senior Financing.
      Subordination Upon an Event of Default. If an event of default occurs under the senior subordinated debt agreements, the purchasers of the senior subordinated notes will be subject to a 180-day standstill period and will thereafter be entitled to take certain actions permitted to be taken by an unsecured creditor.
      Board Observation Rights. The purchasers of the senior subordinated notes are entitled to have up to two representatives attend all meetings of our board of directors and meetings of committees of our board of directors as observers without the right to vote.
Warrants
      We issued warrants to purchase up to 51,011 shares of our common stock to the purchasers of the senior subordinated notes. The warrant exercise price is $0.01 per share in cash or securities. Such warrants provide certain anti-dilution protection, preemptive rights, co-sale rights, indirect put rights and registration rights.

DESCRIPTION OF THE EXCHANGE NOTES
      Securus Technologies, Inc. will issue the exchange notes under an Indenture, dated as of September 9, 2004, among itself, its subsidiaries and The Bank of New York, as Trustee. On September 9, 2004, we issued $154.0 million aggregate principal amount of 11% Second-priority Senior Secured Notes due 2011 under the Indenture. The terms of the Notes include those stated in the Indenture, the Security Documents and those made part of the Indenture by reference to the Trust Indenture Act.
      Certain terms used in this description are defined under the subheading “— Certain Definitions.” In this description, the word “Company” refers only to Securus Technologies, Inc. and not to any of its subsidiaries.
      The terms of the old notes are identical in all material respects to the exchange notes exchanged pursuant to the Registration Rights Agreement except that the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes together with the old notes as the “Notes.”
      The following description is only a summary of the material provisions of the Indenture, the Security Documents and the Registration Rights Agreement. We urge you to read the Indenture, the Security Documents and the Registration Rights Agreement because they, not this description, define your rights as holders of these Notes. You may request copies of these agreements at our address set forth under the heading “Where You Can Find More Information.”
Brief Description of the Exchange Notes
      The exchange notes:

•	are senior obligations of the Company;

•	are secured by a second-priority lien on the Collateral;

•	are guaranteed by each Subsidiary Guarantor on a senior secured basis; and

•	have been registered under the Securities Act.
Principal, Maturity and Interest
      The Company will issue up to a maximum aggregate principal amount of $154 million of exchange notes in this exchange offer for any and all of our old notes. The Company will issue the exchange notes in denominations of $1,000 and any integral multiple of $1,000. The exchange notes will mature on September 1, 2011. Subject to our compliance with the covenant described under the subheading “— Certain Covenants — Limitation on Indebtedness”, we are permitted to issue more Notes from time to time under the Indenture (the “Additional Notes”). The exchange notes, any old notes not exchanged in the exchange offer and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Exchange Notes”, references to the Notes includes the old notes, the exchange notes and any Additional Notes actually issued.
      Interest on these exchange notes will accrue at the rate of 11% per annum and will be payable semiannually in arrears on March 1 and September 1, commencing on March 1, 2005. We will make each interest payment to the holders of record of these exchange notes on the immediately preceding February 15 and August 15. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.
      Interest on the exchange notes will accrue from March 1, 2005, the last date on which interest was paid on the old notes surrendered in exchange therefor. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      Additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.
Optional Redemption
      Except as set forth below, we will not be entitled to redeem the Notes at our option prior to September 1, 2008.
      On and after September 1, 2008, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on September 1 of the years set forth below:

Period	Redemption Price

2008	105.500%
2009	102.750%
2010	100.000%
      Prior to September 1, 2007, we will be entitled at our option on one or more occasions to redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) at a redemption price (expressed as a percentage of principal amount) of 111.000%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Equity Offerings; provided, however, that

(1)	at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

(2)	each such redemption occurs within 90 days after the date of the related Equity Offering.
      Prior to September 1, 2008, we will be entitled at our option to redeem all, but not less than all, of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.
Selection and Notice of Redemption
      If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis to the extent practicable.
      We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancelation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases
      We are not required to make any sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “— Excess Cash Flow,” “— Change of Control” and “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock.” We may at any time and from time to time purchase Notes in the open market or otherwise.
Guarantees
      The Subsidiary Guarantors jointly and severally guaranteed, on a senior secured basis, our obligations under these Notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee is secured by a second-priority security interest (subject to Permitted Liens) in the Collateral owned by such Subsidiary Guarantor and is limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Related to this Offering and Our Capital Structure — U.S. bankruptcy or fraudulent conveyance law may interfere with the payment of the notes and the guarantees and the enforcement of the security interests.”
      Each Subsidiary Guarantor that makes a payment under its Subsidiary Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.
      If a Subsidiary Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero.
      Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “— Certain Covenants — Merger and Consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that in the case of the consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor (other than T-Netix and Evercom), including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor (other than T-Netix and Evercom);
in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guarantee will be released from its obligations thereunder.

      The Subsidiary Guarantee of a Subsidiary Guarantor also will be released (except, in the case of clause (1) below, for T-Netix, Inc. and Evercom):

(1) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary; or

(2) if we exercise our legal defeasance option or our covenant defeasance option as described under “— Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture; or

(3) if such Restricted Subsidiary ceases to be a Subsidiary as a result of any foreclosure of any pledge or security interest in favor of First Priority Lien Obligations, subject to, in each case, the application of the proceeds of such foreclosure in the manner described under “— Security for the Notes — Release of Collateral.”
Ranking

Senior Indebtedness versus Notes
      The indebtedness evidenced by these Notes and the Subsidiary Guarantees is Senior Indebtedness of the Company and of the Subsidiary Guarantors, as applicable, and ranks pari passu in right of payment with all existing and future Senior Indebtedness of the Company and the Subsidiary Guarantors, as the case may be, and has the benefit of the second-priority security interest in the Collateral as described under “— Security for the Notes” and is senior in right of payment to all existing and future subordinated indebtedness of the Company and the Subsidiary Guarantors, as the case may be. Pursuant to the Security Documents and the Intercreditor Agreement, the security interests securing the Notes and the Guarantees are second in priority (subject to Permitted Liens, including exceptions described under the caption “— Security for the Notes”) to all security interests at any time granted to secure First-Priority Lien Obligations. The Notes, therefore, are effectively subordinated to Indebtedness Incurred pursuant to the Credit Facility, to the extent of the value of the collateral securing such Indebtedness.
      As of March 31, 2005, long term debt related to the Company’s and the Subsidiary Guarantors’ Senior Indebtedness was $150.6 million ($154.0 million without giving effect to original issue discount with respect to the notes). Virtually all of the Senior Indebtedness of the Subsidiary Guarantors consists of their respective Guarantees of Senior Indebtedness of the Company with respect to the Notes and their obligations under the Credit Agreement.

Liabilities of Subsidiaries versus Notes
      All of our operations are conducted through our subsidiaries. Some of our current and future Subsidiary Guarantors may be released as guarantors of the Notes under certain circumstances. In addition, certain of our foreign subsidiaries may not be required to Guarantee the Notes. Claims of creditors of such non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or Guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our non-guarantor subsidiaries.
      At the Issue Date, all of our Subsidiaries guaranteed the Notes.
Security for the Notes
      The Notes and the Subsidiary Guarantees are secured by second-priority security interests (subject to Permitted Liens) in the Collateral. The Collateral consists of (i) 100% of the Capital Stock of direct and indirect Wholly Owned Subsidiaries of the Company (subject to the limitations described in the next paragraph and “— Limitations on Stock Collateral”), (ii) 65% of the Capital Stock of certain future direct and indirect Foreign Subsidiaries of the Company (subject to the limitations described in the next paragraph and “— Limitations on Stock Collateral”) and (iii) substantially all of the other property and assets, in each case, that are held by the Company or any of the Subsidiary Guarantors, to the extent that such assets secure the First-Priority Lien Obligations and to the extent that a second-priority security interest is able to be granted or perfected therein; provided, however, that (x) the accounts receivable and inventory of the Company and the Subsidiary Guarantors and any proceeds thereof will be pledged to secure only the First-Priority Lien Obligations and will not be pledged to secure the Notes or the Subsidiary Guarantees, (y) leasehold interests of the Company and the Subsidiary Guarantors will not be pledged to secure the First-Priority Lien Obligations, the Notes or the Subsidiary Guarantees and (z) pursuant to the Security Documents and the Intercreditor Agreement, the security interest in any cash of the Company and the Subsidiary Guarantors that constitutes part of the Collateral will be perfected upon an Event of Default, but will remain an unperfected security interest until such occurrence.
      The security interests securing the Notes are second in priority to any and all security interests at any time granted to secure the First-Priority Lien Obligations and are also be subject to all other Permitted Liens. The First-Priority Lien Obligations include our working capital facility and related obligations, as well as certain hedging obligations and certain other obligations in respect of cash management services. The Person holding such First-Priority Lien Obligations may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Intercreditor Agent to realize or foreclose on the Collateral on behalf of holders of the Notes.
Limitations on Stock Collateral
      The Capital Stock and securities of a Subsidiary of the Company that are owned by the Company or any Subsidiary Guarantor constitute Collateral only to the extent that such Capital Stock and securities can secure the Notes or the Subsidiary Guarantees without Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency). In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary due to the fact that such Subsidiary’s Capital Stock and securities secure the Notes or the Subsidiary Guarantees, then the Capital Stock and securities of such Subsidiary shall automatically be deemed not to be part of the Collateral (but only to the extent necessary to not be subject to such requirement). In such event, the Security Documents may be amended or modified, without the consent of any Holder of Notes, to the extent necessary to release the second-priority security interests on the shares of Capital Stock and securities that are so deemed to no longer constitute part of the Collateral.
      In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulations adopted, which would permit) such Subsidiary’s Capital Stock and securities to secure the Notes or the Subsidiary Guarantees in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock and securities of such Subsidiary (up to the amounts described in clauses (i) and (ii) under “— Security for the Notes”) shall automatically be deemed to be a part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirement). In such event, the Security Documents may be amended or modified, without the consent of any holder of Notes, to the extent necessary to subject such additional Capital Stock and securities to the Liens under the Security Documents.
      In accordance with the limitations set forth in the two immediately preceding paragraphs, as of the Issue Date, the Collateral includes shares of Capital Stock of the Subsidiaries only to the extent that the applicable value of such Capital Stock (on a Subsidiary-by-Subsidiary basis) is less than 20% of the aggregate principal amount of the Notes outstanding. Following the Issue Date, however, the portion of the Capital Stock of Subsidiaries constituting Collateral may decrease or increase as described above.
After-Acquired Collateral
      Subject to certain limitations and exceptions, if the Company or any Subsidiary Guarantor creates any additional security interest upon any property or asset (other than inventory and accounts receivable and any proceeds thereof) to secure any First-Priority Lien Obligations (which include Obligations in respect of the Credit Agreement), it must concurrently grant a second-priority security interest (subject to Permitted Liens, including the first-priority lien that secures obligations in respect of the First-Priority Lien Obligations) upon such property as security for the Notes or the Subsidiary Guarantees, as applicable. Also, if granting a security interest in such property requires the consent of a third party, the Company will use commercially reasonable efforts to obtain such consent with respect to the second-priority security interest for the benefit of the Trustee on behalf of the holders of the Notes. If such third party does not consent to the granting of the second-priority security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest.
Security Documents and Intercreditor Agreement
      The Company, the Subsidiary Guarantors and the Trustee have entered into Security Documents defining the terms of the security interests that secure the Notes and the Subsidiary Guarantees. These security interests secure the payment and performance when due of all of the Obligations of the Company and the Subsidiary Guarantors under the Notes, the Indenture, the Subsidiary Guarantees and the Security Documents, as provided in the Security Documents. The Company and the Subsidiary Guarantors will use their commercially reasonable efforts to complete on or as soon as practicable after the Issue Date all filings and other similar actions required in connection with the perfection of such security interests.
      The Trustee and the Intercreditor Agent have entered into the Intercreditor Agreement, which may be amended from time to time to add other parties holding other Second-Lien Obligations and other First-Priority Lien Obligations permitted to be incurred under the Indenture. The Intercreditor Agent will initially be the administrative agent under the Credit Agreement. Pursuant to the terms of the Intercreditor Agreement, at any time that First-Priority Lien Obligations are outstanding (whether incurred prior to, on or after the Issue Date), the Intercreditor Agent will determine the time and method by which the security interests in the Collateral will be enforced. The Trustee will not be permitted to enforce the security interests even if an Event of Default under the Indenture has occurred and the Notes have been accelerated except (a) in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to such Notes or the Subsidiary Guarantees or (b) as necessary to take any action (not adverse to the Liens securing the First-Priority Lien Obligations or the rights of the Intercreditor Agent or the holders of the First-Priority Lien Obligations to exercise remedies in respect thereof) in order to create, prove, preserve, perfect or protect (but not enforce) its rights in the second-priority Liens. See “Risk Factors — Risk Factors Related to this Offering and Our Capital Structure — Holders of notes will not control decisions regarding collateral.” At any time at which all First-Priority Lien Obligations have been discharged in full, the Trustee in accordance with the provisions of the Indenture and the Security Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Security Documents for the ratable benefit of the holders of the Notes. The proceeds from the sale of the Collateral remaining after the satisfaction of all First-Priority Lien Obligations may not be sufficient to satisfy the obligations owed to the holders of the Notes. By its nature some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, the Collateral may not be able to be sold in a short period of time, if salable. See “Risk Factors — Risk Factors Related to this Offering and Our Capital Structure — There may not be sufficient collateral to pay all or any of the notes.”
      In addition, the Security Documents and the Intercreditor Agreement provide that, so long as there are First-Priority Lien Obligations outstanding (whether incurred prior to, on or after the Issue Date),

(1) the holders of First-Priority Lien Obligations may direct the Intercreditor Agent to take actions with respect to the Collateral (including the release of Collateral and the manner of realization) without the consent of the holders of the Notes and (2) the holders of the First-Priority Lien Obligations may change, waive, modify or vary the security documents without the consent of the holders of the Notes, provided that any such change, waiver or modification does not disproportionately affect the rights of the holders of the Notes and not the other secured creditors in a like or similar manner. See “Risk Factors Related to this Offering and Our Capital Structure — Holders of notes will not control decisions regarding Collateral.”
      Subject to the terms of the Security Documents, the Company and the Subsidiary Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the Notes and the Subsidiary Guarantees (other than certain securities constituting part of the Collateral and deposited with the Intercreditor Agent in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.
      See “Risk Factors — Risk Factors Related to this Offering and Our Capital Structure — Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.”
Release of Collateral
      The Company and the Subsidiary Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

(1) to enable us to consummate the disposition of such property or assets, other than to the Company or a Restricted Subsidiary, to the extent not prohibited under the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock;”

(2) in the case of a Subsidiary Guarantor that is released from its Subsidiary Guarantee with respect to the Notes, the release of the property and assets of such Subsidiary Guarantor; or

(3) as described above under “— Security Documents and Intercreditor Agreement” and under “— Amendments and Waivers” below.
      The second-priority security interests in all Collateral securing the Notes will also be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the Notes and all other Obligations under the Indenture, the Subsidiary Guarantees under the Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “— Defeasance” or upon the discharge of our obligations under the Indenture in accordance with the terms of the Indenture.
Book-Entry, Delivery and Form
      We will issue the exchange notes in the form of one or more global notes (the “Global Exchange Note”). The Global Exchange Note will be deposited with, or on behalf of, DTC and registered in the DTC or its nominee. Except as set forth below, the Global Exchange Note may be transferred, in whole and not in part, and only to DTC or another nominee of DTC. You may hold your beneficial interests in the Global Exchange Note directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC.

Depository Procedures
      The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
      DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.
      DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Exchange Notes, DTC will credit the accounts of Holders with portions of the principal amount of the Global Exchange Notes; and

(2) ownership of these interests in the Global Exchange Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Holders) or by the Holders and the indirect Holders (with respect to other owners of beneficial interests in the Global Exchange Notes).
      Investors in the Global Exchange Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Exchange Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Exchange Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Exchange Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Exchange Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of an interest in the Global Exchange Note will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.
      Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Exchange Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Exchange Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Exchange Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Exchange Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.
      DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Subject to the transfer restrictions set forth under “Transfer Restrictions”, transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.
      DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Exchange Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Exchange Notes for legended Notes in certificated form, and to distribute such Notes to its participants.
      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes
      Subject to certain conditions, the exchange notes represented by the Global Exchange Notes are exchangeable for Certificated Notes if:

(1) DTC (A) notifies the Company that it is unwilling or unable to continue as depositary for the Global Exchange Notes or (B) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default with respect to the Notes.
      In addition, beneficial interests in a Global Exchange Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Exchange Note or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions”, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Exchange Notes
      Certificated Notes may not be exchanged for beneficial interests in any Global Exchange Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Transfer Restrictions.”

Same Day Settlement and Payment
      The Company will make payments in respect of the Notes represented by the Global Exchange Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Exchange Note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address.
Registered Exchange Offer; Registration Rights
      In connection with the offering of the old notes, we, the Subsidiary Guarantors and the initial purchasers entered into a Registration Rights Agreement relating to the old notes, which provides for this exchange offer. A copy of the Registration Rights Agreement relating to the old notes is filed as an exhibit to the registration statement of which this prospectus is a part. Please read the section captioned “The Exchange Offer” for more details regarding the terms of the Registration Rights Agreement.
Excess Cash Flow
      (a) Within 120 days after the end of each Excess Cash Flow Period, the Company shall, unless a default shall have occurred and be continuing under the Credit Agreement (in which case the obligations set forth under this heading shall apply once such default is cured or waived without regard to whether it is cured or waived after such 120-day period), make an offer to all Holders to purchase Notes using an amount equal to the Excess Cash Flow Amount pursuant to an Excess Cash Flow Offer (as defined below).
      Each offer to purchase Notes pursuant to this provision (each, an “Excess Cash Flow Offer”) shall be made to each Holder at the time of such offer, shall offer to purchase Notes at a purchase price equal to the lesser of (i) 104% and (ii) the then applicable redemption price set forth in the table under “Optional Redemption”, in each case, of their principal amount and shall remain open for a period of not less than 20 Business Days (or any longer period as is required by law).
      (b) If the Company is required to make an Excess Cash Flow Offer pursuant to this provision, no later than 120 days (or such later time as a default has been cured or waived after such 120-day period in accordance with the circumstances described above in paragraph (a)) after the end of the applicable Excess Cash Flow Period, the Company shall mail a notice of such Excess Cash Flow Offer to each Holder stating:

(i) that the Company is offering to use an amount equal to the Excess Cash Flow Amount to purchase Notes at a purchase price in cash equal to the lesser of (i) 104% and (ii) the then applicable redemption price set forth in the table under “Optional Redemption”, in each case, of their principal amount on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (without duplication, subject to the right of Holders of record on the relevant date to receive interest on the relevant interest payment date);

(ii) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(iii) the instructions, as determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to tender its Notes.
      (c) If the aggregate purchase price (exclusive of accrued and unpaid interest) of the Notes tendered in connection with any Excess Cash Flow Offer exceeds the Excess Cash Flow Amount allotted to their purchase, the Trustee will select the Notes to be purchased on a pro rata basis but in denominations of $1,000 principal amount or multiples thereof. If the aggregate purchase price of the Notes tendered in connection with any Excess Cash Flow Offer is less than the Excess Cash Flow Amount allotted to their purchase, the Company shall be permitted to use the portion of the Excess Cash Flow Amount that is not applied to the purchase of Notes in connection with such Excess Cash Flow Offer for general corporate purposes or for any other purposes not prohibited by the Indenture. To the extent the Excess Cash Flow Amount for any Excess Cash Flow Period is less than $5.0 million, the Company may elect not to make an Excess Cash Flow Offer for such Excess Cash Flow Period and, in lieu thereof add such Excess Cash Flow to the amount of Excess Cash Flow for the next succeeding Excess Cash Flow Period. Upon completion of an Excess Cash Flow Offer, the Excess Cash Flow Amount with respect thereto will be deemed to be reduced by the aggregate amount of such Excess Cash Flow Offer.
      (d) The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Cash Flow Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue of its compliance with such securities laws or regulations.
Change of Control
      Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) prior to the first public offering of common stock of the Company, the Permitted Holders cease to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 40% of the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, or any direct or indirect transfer of securities (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of a Person (the “specified person”) held by any other Person (the “parent entity”) so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

(2) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified person held by a parent entity, if such other person is the beneficial owner (as defined in this clause (2)), directly or indirectly, of more than 50% of the voting power of the Voting Stock of such parent entity);

(3) individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; provided, however, that any individual appointed by H.I.G. to replace any existing H.I.G. Director shall be deemed to have been a member of the Board of Directors on the Issue Date;

(4) the adoption of a plan relating to the liquidation or dissolution of the Company;

(5) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holders or (B) a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented at least a majority of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets; or

(6) the Company ceases to be the beneficial owner (as defined in clause (1) above), directly or indirectly, of 100% of the Voting Stock of each of T-Netix and Evercom, or, following a merger of T-Netix and Evercom, such surviving entity.

      Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.
      We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
      We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.
      The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. We have no present intention to engage in a transaction involving a Change of

Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “— Certain Covenants — Limitation on Indebtedness”, “— Limitation on Liens” and “— Limitation on Sale/ Leaseback Transactions.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.
      In the event a Change of Control occurs at a time when we are prohibited from purchasing Notes, we may seek the consent of our lenders to the purchase of Notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing Notes. In such case, our failure to offer to purchase Notes would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.
      Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.
      The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.
      The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.
Certain Covenants
      The Indenture contains covenants including, among others, those summarized below.

Limitation on Indebtedness
      (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis the Fixed Charge Coverage Ratio exceeds 2.00 to 1.
      (b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness Incurred by the Company and the Subsidiary Guarantors pursuant to the Credit Facility (other than Indebtedness Incurred under clause (10)); provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed $30.0 million;

(2) Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guarantee;

(3) the Notes and the Exchange Notes (other than any Additional Notes);

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) (3) or (6) of this covenant);

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been entitled to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6) the Mezzanine Debt;

(7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4), (5) or (6) or this clause (7); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(8) Hedging Obligations consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to the Indenture;

(9) obligations in respect of letters of credit, performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(10) Indebtedness consisting of letters of credit issued pursuant to the Credit Agreement, not to exceed $10.0 million at any time issued and outstanding;

(11) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence;

(12) Indebtedness consisting of the Subsidiary Guarantee of a Subsidiary Guarantor and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3), (4) or (6) or pursuant to clause (7) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (6); and

(13) Indebtedness of the Company or a Subsidiary Guarantor in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and the Subsidiary Guarantors outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (12) above or paragraph (a)) does not exceed $5.0 million.
      (c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guarantee to at least the same extent as such Subordinated Obligations.

      (d) For purposes of determining compliance with this covenant:

(1) any Indebtedness remaining outstanding under the Credit Facility after the application of the net proceeds from the sale of the Notes will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;

(2) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses; and

(3) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

Limitation on Restricted Payments
      (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its stockholders subsequent to the Issue Date; plus

(C) the amount by which Indebtedness of the Company is reduced upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

      (b) The preceding provisions will not prohibit:

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its stockholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that notwithstanding anything to the contrary contained in this clause (2), any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of the Mezzanine Debt may only be made by exchange for, or out of the proceeds of, the substantially concurrent Incurrence of Subordinated Obligations of the Company; and provided further that any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value made pursuant to this clause (2) shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4) so long as no Default has occurred and is continuing, the purchase, redemption or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancelation of Indebtedness) shall not exceed $2.0 million in any calendar year; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5) the declaration and payments of dividends on Disqualified Stock issued pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(7) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements shall be included in the calculation of the amount of Restricted Payments; or

(9) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under “— Limitation on Indebtedness”; provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries
      The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1) with respect to clauses (a), (b) and (c),

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date (including the Credit Facility);

(B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements; and

(D) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the

Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

(2) with respect to clause (c) only,

(A) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder consistent with past practices of the Company or its Restricted Subsidiaries; and

(B) any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages.

Limitation on Sales of Assets and Subsidiary Stock
      (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition of any Collateral unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is paid directly by the purchaser thereof to the Intercreditor Agent, or, if no First-Priority Lien Obligations are outstanding, the Trustee, to be held in trust and applied by the Company (or such Restricted Subsidiary, as the case may be) at the Company’s election:

(A) to acquire Additional Assets, which Additional Assets are concurrently with their acquisition added to the Collateral securing the Notes,

(B) to repay outstanding First-Priority Lien Obligations, or

(C) to make an offer to the holders of the Notes pursuant to and subject to the conditions contained in the Indenture,

in each case within six months from the later of the date of such Asset Disposition or the receipt of such Net Available Cash.
      (b) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition (other than an Asset Disposition of Collateral) unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary), as the case may be:

(A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) or (B), to make an offer to the holders of the Notes (and to holders of other Senior Indebtedness of the Company or of a Subsidiary Guarantor designated by the Company to purchase Notes (and such other Senior Indebtedness of the Company or of a Subsidiary Guarantor) pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.
      (c) Notwithstanding the foregoing provisions of paragraph (b), the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with such paragraph except to the extent that the aggregate Net Available Cash from all Asset Dispositions subject to those paragraphs which is not applied in accordance with such paragraph exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.
      (d) For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption or discharge of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash, to the extent of cash received in that conversion.
      (e) In the event of an Asset Disposition that requires the purchase of Notes (and any other Senior Indebtedness of the Company or of a Subsidiary Guarantor) pursuant to clause (a)(3)(C) or (b)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including, prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Indebtedness of the Company) pursuant to paragraph (b) of this covenant if the Net Available Cash available therefore is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of an offer to purchase Notes and any other Senior Indebtedness of the Company pursuant to this covenant, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer and any then remaining Net Available Cash following such offer may be used by the Company for any purpose not prohibited by the Indenture.
      (f) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions
      (a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $5.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the Board of Directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

(3) if such Affiliate Transaction involves an amount in excess of $10.0 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.
      (b) The provisions of the preceding paragraph (a) will not prohibit:

(1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to (but only to the extent included in the calculation of the amount of Restricted Payments made pursuant to paragraph (a)(3) of) the covenant described under “— Limitation on Restricted Payments”;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

(3) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

(5) any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(7) the payment of (i) an annual consulting services fee, not to exceed $750,000 in any twelve month period, pursuant to the Consulting Services Agreement, (ii) annual directors and other services fees, not to exceed $200,000 in any twelve month period, pursuant to the Stockholders’ Agreement, (iii) consulting services fees, in an amount equal to 2% of the consideration received by the Company upon the initial public offering of its capital stock or the sale of all or substantially all of its assets, pursuant to the Consulting Services Agreement, (iv) professional service fees, in an amount equal to 2% of the value of any transaction in which the Company (A) sells all or substantially all of its assets or a majority of its capital stock, (B) consummates the acquisition of another company or (C) secures any debt or equity financing, in each case pursuant to the Professional Services Agreement and (v) reasonable out-of-pocket expenses related to the foregoing, in each case, by the Company or any of its Restricted Subsidiaries to H.I.G.; and

(8) any agreement as in effect on the Issue Date and described in the offering circular distributed in connection with the private offering of the old notes or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to the Company or the Restricted Subsidiaries) and the transactions evidenced thereby.

Limitation on Line of Business
      The Company will not, and will not permit any Restricted Subsidiary, to engage in any business other than a Related Business.

Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries
      The Company
      (1) will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Subsidiary), and
      (2) will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors’ or other legally required qualifying shares) to any Person (other than to the Company or a Wholly Owned Subsidiary), unless

(A) immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary; or

(B) immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto is treated as a new Investment by the Company and such Investment would be permitted to be made under the covenant described under “— Limitation on Restricted Payments” if made on the date of such issuance, sale or other disposition.
      For purposes of this covenant, the creation of a Lien on any Capital Stock of a Restricted Subsidiary to secure Indebtedness of the Company or any of its Restricted Subsidiaries will not be deemed to be a violation of this covenant; provided, however, that any sale or other disposition by the secured party of such Capital Stock following foreclosure of its Lien will be subject to this covenant.

Limitation on Liens
      The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties that are included as Collateral (including Capital Stock of a Restricted Subsidiary) to secure Indebtedness other than Liens securing First-Priority Lien Obligations, Liens securing the Notes and the Exchange Notes and any Refinancings thereof and other Permitted Liens.

      The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Initial Lien of any nature whatsoever on any of its properties that are not included as Collateral (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to, in the case of Subordinated Obligations) the obligations so secured for so long as such obligations are so secured.
      Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Sale/ Leaseback Transactions
      The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/ Leaseback Transaction with respect to any property unless:

(1) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/ Leaseback Transaction pursuant to the covenant described under “— Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under “— Limitation on Liens”;

(2) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/ Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors) of such property; and

(3) the Company applies the proceeds of such transaction in compliance with the covenant described under “— Limitation on Sale of Assets and Subsidiary Stock.”

Maintenance of Minimum Credit Facility Coverage Ratio
      The Company will not permit the Credit Facility Coverage Ratio, measured on the dates on which the Company is required to deliver financial statements under the Credit Facility as in effect on the Issue Date, with respect to each fiscal quarter commencing with the fiscal quarter ending on December 31, 2004, to be less than 1.75 to 1.00.

Merger and Consolidation
      (a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness”; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;
provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company (so long as no Capital Stock of the Company is distributed to any Person) or another Subsidiary Guarantor that is a Wholly Owned Subsidiary or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.
      For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.
      The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.
      (b) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guarantee Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee; provided, however, that the foregoing shall not apply in the case of a Subsidiary Guarantor (other than T-Netix and Evercom) (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guarantee Agreement, if any, complies with the Indenture.

Future Guarantors
      The Company will cause each domestic Subsidiary to, and each Foreign Subsidiary that enters into a Guarantee of any Indebtedness of the Company or a Restricted Subsidiary (other than a Foreign Subsidiary that Guarantees Indebtedness Incurred by another Foreign Subsidiary) to, in each case, at the same time that such Guarantee is entered into, execute and deliver to the Trustee a Guarantee Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

Impairment of Security Interest
      The Company will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission might or would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and the holders of the Notes.

SEC Reports
      At all times from and after the date of the commencement of the exchange offer or the effectiveness of a shelf registration statement relating to the Notes (the “Registration”), notwithstanding that the Company may not be required to be or remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (subject to the next sentence) and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the SEC.
      At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.
Defaults
      Each of the following is an Event of Default:

(1) a default in the payment of interest on the Notes when due, continued for 30 days;

(2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company to comply with its obligations under “— Certain Covenants — Merger and Consolidation” above;

(4) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “Excess Cash Flow” or “Change of Control” (other than in each case a failure to purchase Notes) or under “— Certain Covenants” under “— Limitation on Indebtedness”, “— Limitation on Restricted Payments”, “— Limitation on Restrictions on Distributions from Restricted Subsidiaries”, “— Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Notes), “— Limitation on Affiliate Transactions”, “— Limitation on Line of Business”, “— Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries”, or “— Limitation on Liens”, “— Limitation on Sale/Leaseback Transactions”, “— Future Guarantors”, “— Impairment of Security Interest” or “— SEC Reports”;

(5) the failure by the Company to (i) comply with the covenant described under “Maintenance of Credit Facility Coverage Ratio” and (ii) in the event the Company shall not comply with such covenant in any fiscal quarter, return to compliance with such covenant in the immediately succeeding fiscal quarter;

(6) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture or in the Security Documents;

(7) Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the “cross acceleration provision”);

(8) certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary Guarantor or any Significant Subsidiary (the “bankruptcy provisions”);

(9) any judgment or decree for the payment of money in excess of $10.0 million is entered against the Company, a Subsidiary Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”);

(10) a Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee (the “Subsidiary Guarantee provision”); or

(11) the security interest under the Security Documents shall, at any time, cease to be in full force and effect for any reason other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture or any security interest created thereunder shall be declared invalid or unenforceable (other than security interests that are (i) not material with respect to the Collateral taken as a whole and (ii) subsequently declared valid and enforceable within 10 days of such declaration of the invalidity or unenforceability of such security interest) or the Company or any Subsidiary Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable (the “security default provision”).

However, a default under clauses (4), (5) and (6) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.
      If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.
      Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.
Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.
      If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.
Amendments and Waivers
      Subject to certain exceptions, the Indenture and the Security Documents may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the principal of or change the Stated Maturity of any Note;

(4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “— Optional Redemption” above;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders;

(9) make any change in, or release other than in accordance with the Indenture, any Subsidiary Guarantee that would adversely affect the Noteholders; or

(10) subject to the provisions described under “Limitations on Stock Collateral” and “Security Documents and Intercreditor Agreement”, make any change in any Security Document or the provisions of the Indenture dealing with Security Documents or application of proceeds of the Collateral, or release Collateral, that would adversely affect the Noteholders.
      Notwithstanding the preceding, without the consent of any holder of the Notes, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture or the Security Documents:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company, or any Subsidiary Guarantor under the Indenture;

(3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) to add Guarantees with respect to the Notes, including any Subsidiary Guarantees, or to provide further security for the Notes;

(5) to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(6) to make any change that does not adversely affect the rights of any holder of the Notes;

(7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(8) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes; or

(9) as described under “— Security Documents and Intercreditor Agreement” and “— Limitation on Stock Collateral.”
      The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
      After an amendment under the Indenture or the Security Documents becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.
      Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.
Transfer
      The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.
Satisfaction and Discharge
      When we (1) deliver to the Trustee all outstanding Notes for cancelation or (2) all outstanding Notes have become due and payable, whether at maturity or as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.
Defeasance
      At any time, we may terminate all our obligations under the Notes, the Indenture and the Security Documents (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.
      In addition, at any time we may terminate our obligations under “— Excess Cash Flow,” “— Change of Control” and under the covenants described under “— Certain Covenants” (other than the covenant described under “— Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiary Guarantors and Significant Subsidiaries, the judgment default provision, the Subsidiary Guarantee provision and the security default provision described under “— Defaults” above and the limitations contained in clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above (“covenant defeasance”).
      We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries and Subsidiary Guarantors), (8), (9) or (10) under “— Defaults” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee and the Security Documents.
      In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).
Concerning the Trustee
      The Bank of New York Trust Company, N.A. is the Trustee under the Indenture. We have appointed The Bank of New York Trust Company, N.A. as Registrar and Paying Agent with regard to the Notes.
      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.
      The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, any Subsidiary Guarantee or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Governing Law
      The Indenture, the Security Documents and the Notes are governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
      “Additional Assets” means:

(1) any property, plant or equipment used in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;
provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.
      “Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after September 1, 2008, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus, in either case, 0.50%.

      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “— Certain Covenants — Limitation on Restricted Payments”, “— Certain Covenants — Limitation on Affiliate Transactions” and “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.
      “Applicable Premium” means, with respect to a Note at any redemption date, the greater of (1) 1.00% of the principal amount of such Note at such time and (2) the excess of (A) the present value at such time of (i) the redemption price of such Note on September 1, 2008 (such redemption price being described under “— Optional Redemption” above, exclusive of any accrued interest) plus (ii) all required remaining scheduled interest payments due on such Note through September 1, 2008 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such Note on such redemption date.
      “Asset Disposition” means any sale, lease, transfer, conveyance or other disposition (or series of related sales, leases, transfers, conveyances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary
(other than, in the case of clauses (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B) for purposes of the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and (ii) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “— Certain Covenants — Merger and Consolidation”;

(C) a disposition of assets with a fair market value of less than $1,000,000;

(D) a disposition of cash or Temporary Cash Investments;

(E) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien); and

(F) the licensing of intellectual property to third persons on terms consistent with market practice (as determined by the board of directors in good faith).

      “Attributable Debt” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/ Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”
      “Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.
      “Bank Indebtedness” means all Obligations pursuant to the Credit Facility.
      “Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.
      “Business Day” means each day which is not a Legal Holiday.
      “Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “— Certain Covenants — Limitation on Liens”, a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.
      “Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.
      “Code” means the Internal Revenue Code of 1986, as amended.
      “Collateral” means all the collateral described in the Security Documents.
      “Comparable Treasury Issue” means, with respect to any redemption date, the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes from such redemption date to September 1, 2008, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to September 1, 2008.
      “Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.
      “Consolidated Cash Flow” shall mean, for any period, Consolidated Net Income for such period plus, to the extent deducted in computing Consolidated Net Income:

(1) an amount equal to any extraordinary or non-recurring loss in such period plus any net loss realized in such period in connection with an Asset Sale;

(2) provision for taxes based on income or profits of the Company and the Restricted Subsidiaries for such period;

(3) Consolidated Interest Expense for such period; and

(4) depreciation, amortization (including amortization of goodwill, purchase accounting adjustments and other intangibles) and all other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Company and the Restricted Subsidiaries for such period.
Notwithstanding the foregoing, the provision for taxes based on the income or profits of, the Fixed Charges of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income.
      “Consolidated Interest Expense” shall mean, for any period, the sum of, without duplication:

(1) the interest expense of the Company and the Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (including amortization of original issue discount, non-cash interest expense, the interest component of all payments associated with commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments, if any, pursuant to Currency Agreements and Interest Rate Protection Obligations; provided that in no event shall any amortization of deferred financing costs be included in Consolidated Interest Expense); and

(2) the consolidated capitalized interest of the Company and the Restricted Subsidiaries for such period, whether paid or accrued.
Notwithstanding the foregoing, the Consolidated Interest Expense with respect to any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be included only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income.
      “Consolidated Net Income” shall mean, for any period, the aggregate of the Net Income of the Company and the Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (1) the Net Income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof, (2) the Net Income (or loss) of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income (or loss) is not, at the date of determination, permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary, (3) the cumulative effect of a change in accounting principles shall be excluded and (4) all severance charges and transaction expenses directly attributable to, and incurred within 24 months from the date of, the Transactions, shall be excluded.
      “Consulting Services Agreement” means the Amended and Restated Consulting Services Agreement, to be dated as of September 9, 2004, between the Company and H.I.G.
      “Credit Agreement” means the credit agreement to be entered into by and among the Company, as Borrower, T-Netix, Evercom and the other Subsidiary Guarantors, as guarantors, the lenders referred to therein and ING Capital LLC, as Administrative Agent, together with the related documents thereto (including the revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented, otherwise modified or replaced (in whole or in part) from time to time, and any agreement (and related document) governing Indebtedness Incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such credit agreement or a successor agreement.

      “Credit Facility” means the credit facility evidenced by the Credit Agreement.
      “Credit Facility Cash Flow” means, with respect to the Company on a consolidated basis with its Subsidiaries for any period, the Credit Facility Net Income for such period, plus (a) without duplication and to the extent deducted in determining Credit Facility Net Income for such period, the sum of (i) income taxes, (ii) Credit Facility Interest Expense (excluding any amortization of original issue discount attributable to such period), (iii) depreciation and amortization expense, (iv) all other non-cash charges and non-cash losses, (v) purchase accounting adjustments, (vi) non-recurring severance payments and expenses relating thereto in the ordinary course of business or as a result of the consummation of the Tender Offer, the T-Netix Consolidation and the Merger, (vii) fees, costs and expenses incurred in connection with the Tender Offer, the T-Netix Consolidation and the transactions consummated on the Issue Date and contemplated by the Loan Documents, the Merger Documents and the Senior Note Documents (each as defined in the Credit Facility on the Issue Date) to the extent such fees, costs and expenses are disclosed to the Intercreditor Agent in writing, (viii) the fees payable to H.I.G. under the Consulting Services Agreement and the Professional Services Agreement, (ix) other success bonuses paid to H.I.G. or its Affiliates, (x) extraordinary losses (xi) fees to directors of the Company and to former shareholders of Evercom as contemplated by Section 8.4(c) of the Credit Agreement on the Issue Date and (xii) fees, costs and expenses incurred in connection with the restructuring of Evercom and its Subsidiaries to the extent such fees, costs and expenses (A) are disclosed to the Intercreditor Agent in writing and (B) do not exceed $210,000 in the aggregate minus (b) without duplication and to the extent added in computing Credit Facility Net Income for such period, (i) non-cash gains and other non-cash income and (ii) extraordinary gains; provided, however, that if any such calculation includes any period in which an acquisition or sale of a Person or all or substantially all of the assets of a Person occurred, then such calculation shall be made on a Credit Facility Pro Forma Basis.
      “Credit Facility Coverage Ratio” means, with respect to the Company and its subsidiaries on a consolidated basis, the ratio of (a) Credit Facility Cash Flow for the four most recently completed fiscal quarters plus Credit Facility Junior Capital issued during such period to (b) Credit Facility Interest Expense during such period.
      “Credit Facility Interest Expense” means, for any period, cash interest expense of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, in respect of the Loan Documents and the Senior Loan Documents (each as defined in the Credit Agreement on the Issue Date).
      “Credit Facility Junior Capital” shall mean the amount of any equity that is issued by the Company.
      “Credit Facility Net Income” means, with respect to any Person for any period, the consolidated net income (or deficit) of such Person and its Subsidiaries for such period, determined in accordance with GAAP.
      “Credit Facility Pro Forma Basis” means giving pro forma effect to any acquisition or sale of a Person, all or substantially all of the business or assets of a Person, and any related incurrence, repayment or refinancing of Funded Debt (as defined in the Credit Agreement on the Issue Date), Capital Expenditures (as defined in the Credit Agreement on the Issue Date) or other related transactions which would otherwise be accounted for as an adjustment permitted by GAAP or as calculated in the definition of EBITDA (as defined in the Credit Agreement on the Issue Date), in each case, as if such acquisition or sale and related transactions were realized on the first day of the relevant period; provided that the pro forma adjustments listed on Schedule 1(c) to the Credit Agreement as in effect on the Issue Date shall be permitted in any event.
      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.
      “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

      “Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;
in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and “— Certain Covenants — Change of Control”; and

(2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.
The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.
      “Equity Offering” means any underwritten public offering of Capital Stock (other than Disqualified Stock) of the Company pursuant to a registration statement filed pursuant to the Act or any private placement of Capital Stock (other than Disqualified Stock) of the Company which offering or placement was consummated after the Issue Date.
      “Evercom” means Evercom Holdings, Inc., a Delaware corporation, and its successors.
      “Excess Cash Flow” means, for the Company and its Restricted Subsidiaries, for any Excess Cash Flow Period (1) its Consolidated Cash Flow for such period less the sum, without duplication, of (A) the Company’s consolidated cash interest expense (other than interest expense of the Company related to any Subordinated Obligations of the Company as determined in accordance with GAAP but excluding any amortization of original issue discount attributable to such period; (B) all federal, state, foreign and other income taxes accrued or paid in cash (without duplication) by the Company and its Restricted Subsidiaries during such period; (C) an amount equal to the capital expenditures made in cash during such period; (D) an amount equal to any extraordinary or non-recurring loss in such period; (E) the amount by which the net difference between (x) current assets, other than cash and cash equivalents, and (y) current liabilities, other than the current amount of Indebtedness outstanding under the Credit Facility, in each case of the Company and its Restricted Subsidiaries as of the last day of such period, has increased, if at all, from the comparable amount calculated as of the day immediately preceding the first day of such period; and (F) non cash gains on Asset Dispositions during such period, plus (2) any Excess Cash Flow carried over from the prior Excess Cash Flow Period in compliance with clause (c) under “— Excess Cash Flow” above.

      “Excess Cash Flow Amount” means, for any Excess Cash Flow Period, an amount equal to (i) 75% of Excess Cash Flow for such Excess Cash Flow Period less (ii)(1) the aggregate amount of all scheduled, mandatory and voluntary prepayments, repayments, redemptions or purchases of Senior Indebtedness or Capitalized Lease Obligations of the Company made by the Company during such Excess Cash Flow Period (other than prepayments, repayments, redemptions or purchases made with the proceeds of Indebtedness Incurred to Refinance such Senior Indebtedness or Capitalized Lease Obligations), plus (2) any cash required to be restricted to cash collateralize letters of credit either under the Credit Facility or otherwise.
      “Excess Cash Flow Period” means the twelve-month period ending on December 31 of each year beginning with the twelve-month period ending December 31, 2005.
      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
      “Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.
      “First-Priority Lien Obligations” means (i) all Secured Bank Indebtedness, (ii) all other Obligations (not constituting Indebtedness) of the Company and its Subsidiaries under the agreements governing Secured Bank Indebtedness, (iii) all other Obligations of the Company or any of its Subsidiaries in respect of Hedging Obligations in connection with Indebtedness described in clause (i) or Obligations described in clause (ii).
      “Fixed Charge Coverage Ratio” shall mean, for any period, the ratio of Consolidated Cash Flow for such period (exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP, or operations and businesses disposed of prior to the Calculation Date (as defined below in this definition)) to Fixed Charges for such period (exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP, or operations and businesses disposed of prior to the Calculation Date). In the event that any of the Company or any Restricted Subsidiary Incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable period. In addition, for purposes of making the computation referred to above, acquisitions or investments in cash or cash equivalents using the proceeds from the disposition of such operations and businesses that have been made by the Company or any of its Restricted Subsidiaries, including all mergers or consolidations and any related financing transactions, during the period or subsequent to such period and on or prior to the Calculation Date shall be calculated to include (i) the Consolidated Cash Flow of the acquired entities and (ii) interest from such investments in cash or cash equivalents on a pro forma basis, after giving effect to cost savings resulting from employee terminations, facilities consolidations and closings, standardization of employee benefits and compensation practices, consolidation of property, casualty and other insurance coverage and policies, standardization of sales and distribution methods, reductions in taxes other than income taxes and other cost savings reasonably expected to be realized from such acquisition, as determined in good faith by an officer of the Company (regardless of whether such cost savings could then be reflected in pro forma financial statements under GAAP, Regulation S-X promulgated by the SEC or any other regulation or policy of the SEC) and without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income, and shall be deemed to have occurred on the first day of the period for which Consolidated Cash Flow shall be calculated. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company.
      “Fixed Charges” shall mean, for any period, the sum, without duplication, of (1) Consolidated Interest Expense for such period, (2) interest expense on Indebtedness of another Person that is Guaranteed by, or secured by a lien on the assets of Holdings or any Restricted Subsidiary and (3) all tax-effected dividend payments on any series of Preferred Stock of the Company or any Restricted Subsidiary (other than dividends payable solely in Capital Stock that is not Disqualified Stock), in each case, on a consolidated basis and in accordance with GAAP.
      “Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.
      “GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.
      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);
provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit and trade payables in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.
      “Guarantee Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to the Notes on the terms provided for in the Indenture.
      “Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.
      “H.I.G.” means H.I.G. Capital, LLC, together with its Affiliates.
      “H.I.G. Directors” means Sami Mnaymneh, Tony Tamer, Brian Schwartz, Douglas Berman and Lewis Schoenwetter.
      “Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

      “Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “— Certain Covenants — Limitation on Indebtedness”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness
      “Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.
Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business or Person, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.
      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.
      “Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.
      “Intercreditor Agent” means, initially, ING Capital LLC, and thereafter, any other Person designated by holders of a majority in principal amount of Secured Bank Indebtedness.
      “Intercreditor Agreement” means the intercreditor agreement to be entered into on or about the Issue Date, among ING Capital LLC, as Intercreditor Agent, the Trustee, the Company and the Subsidiary Guarantors.
      “Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.
      “Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.
      For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments”:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.
      “Issue Date” means September 9, 2004.
      “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

      “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).
      “Merger” shall mean the acquisition by the Company on the Issue Date of the Capital Stock of Evercom pursuant to the Merger Agreement.
      “Merger Agreement” shall mean that certain Agreement and Plan of Merger dated as of July 10, 2004, by and among the Company (formerly known as TZ Holdings, Inc.), New Mustang Acquisition, Inc., Evercom and the Indemnification Representative (as defined therein), as in effect on the Issue Date.
      “Mezzanine Debt” means the $40,000,000 pay in-kind senior subordinated notes of the Company issued on the Issue Date pursuant to the Note Purchase Agreement dated as of September 9, 2004 as on the Issue Date among the Company, the Subsidiary Guarantors and the institutions named therein as the same may increase from time to time pursuant to its pay in-kind interest provisions.
      “Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.
      “Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      “Net Income” shall mean, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however,

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with:

(a) any Asset Disposition (including dispositions pursuant to sale and leaseback transactions); or

(b) the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary or nonrecurring gain (or loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (or loss).
      “Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.
      “Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.
      “Officers’ Certificate” means a certificate signed by two Officers.
      “Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.
      “Permitted Holders” means H.I.G., Richard E. Cree and Richard Falcone and (1) any entities controlled by Richard E. Cree or Richard Falcone, (2) charitable foundations established by Richard E. Cree or Richard Falcone, (3) trusts for the benefit of Richard E. Cree or Richard Falcone and/or their respective family members and (4) the estate and heirs of Richard E. Cree or Richard Falcone. Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as “beneficially owned” by such Permitted Holder.
      “Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(5) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(6) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(7) any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Disposition;

(8) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(9) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, letters of credit, performance and other similar deposits or bonds made in the ordinary course of business by the Company or any Restricted Subsidiary;

(10) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “— Certain Covenants — Limitation on Indebtedness”;

(11) any Person to the extent such Investment exists on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date; and

(12) Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (12) and outstanding on the date such Investment is made, do not exceed $10 million.

      “Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(3) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness (including Capital Lease Obligations), in an amount at any time outstanding not to exceed $10.0 million, Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7) Liens to secure Indebtedness permitted under the provisions described in clause (b)(1) and (b)(10) under “— Certain Covenants — Limitation on Indebtedness”;

(8) Liens existing on the Issue Date;

(9) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Subsidiary Guarantor of such Person;

(12) Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under the Indenture;

(13) Liens in favor of the Company;

(14) Liens to secure Indebtedness permitted under the provisions described in clause (b)(3) under “— Certain Covenants — Limitation or Indebtedness”; and

(15) Liens to Secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9), (10) or (14); provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9) or (10) at the time the original Lien became a Permitted Lien and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clause (6), (9), (10) or (13) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “— Certain Covenants — Limitation on Sale of Assets and Subsidiary Stock.” For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.
      “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
      “Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.
      “principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.
      “Professional Services Agreement” means the Amended and Restated Professional Services Agreement, dated September 9, 2004, between the Company and H.I.G.
      “Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.
      “Rating Agencies” means S&P and Moody’s.
      “Reference Treasury Dealer” means Credit Suisse First Boston LLC, Morgan Stanley & Co. Incorporated and their respective successors and assigns and one other nationally recognized investment banking firm selected by the Company that is a primary U.S. Government securities dealer.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.
      “Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.
      “Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.
      “Registration Rights Agreement” means the Registration Rights Agreement dated August 18, 2004, among the Company, the Subsidiary Guarantors, Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated.
      “Related Business” means any business in which the Company or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.
      “Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement);

(4) the making of any cash payment of interest on or with respect to the Mezzanine Debt; or

(5) the making of any Investment (other than a Permitted Investment) in any Person.
      “Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.
      “Sale/ Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.
      “SEC” means the U.S. Securities and Exchange Commission.
      “Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien Incurred or deemed Incurred pursuant to clause (7) of the definition of Permitted Liens.
      “Securities Act” means the U.S. Securities Act of 1933, as amended.
      “Security Documents” means the Security Agreement among the Company, the Subsidiary Guarantors and the Trustee, the Pledge Agreement among the Company, the Subsidiary Guarantors and the Trustee, the Intercreditor Agreement and each other document, instrument or agreement granting Collateral to secure the Obligations of the Company and the Subsidiary Guarantors under the Notes and the Subsidiary Guarantees, respectively.

      “Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate in right of payment to the Notes or the Subsidiary Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to the Company or any Subsidiary;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.
      “Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.
      “Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).
      “Stockholders’ Agreement” means the Stockholders’ Agreement to be entered into in connection with the Transactions among the Company, H.I.G.-TNetix, Inc., a company organized under the laws of the Cayman Islands, American Capital Strategies, Ltd., a Delaware corporation, and the other stockholders of the Company named therein.
      “Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guarantee of such Person, as the case may be, pursuant to a written agreement to that effect.
      “Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.
      “Subsidiary Guarantor” means T-Netix and Evercom and each other Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture.
      “Subsidiary Guarantee” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes.

      “T-Netix” means T-NETIX, Inc., a Delaware corporation, and its successors.
      “T-Netix Consolidation” shall mean the merger of TZ Acquisition, Inc., a Delaware corporation, with and into T-Netix pursuant to the terms of that certain Agreement and Plan of Merger dated as of January 22, 2004, among the Company (formerly known as TZ Holdings, Inc.), TZ Acquisition, Inc. and T-Netix, which resulted in T-Netix being the surviving entity and a wholly-owned Subsidiary of the Company.
      “Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service or “A-1” (or higher) according to Standard and Poor’s;

(5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s Investors Service; and

(6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.
      “Tender Offer” shall mean the offer made to the shareholders of T-Netix by TZ Acquisition, Inc. to purchase the Capital Stock of T-Netix for $4.60 per share, as more fully described in the Schedule TO filed by TZ Acquisition, Inc. with the SEC.
      “Transactions” means the acquisition of Evercom, the offering of the Notes, the Incurrence of the Mezzanine Debt and the closing of the Credit Facility on the Issue Date.
      “Trustee” means The Bank of New York Trust Company, N.A. until a successor replaces it and, thereafter, means the successor.
      “Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.
      “Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

      “Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.
The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”
      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Certain Covenants — Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.
      “U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.
      “Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.
      “Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      We have based the following discussion on the current provisions of the Internal Revenue Code of 1986, applicable Treasury regulations, judicial authority and administrative rulings. We have not obtained an opinion of counsel and have not sought a ruling from the Internal Revenue Service, and we can give you no assurance that the IRS will agree with the following discussion. Changes in the applicable law may occur that may be retroactive and could affect the tax consequences to you of the receipt of exchange notes in exchange for old notes in the exchange offer. Some holders, including financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities or currencies, persons whose functional currency is not the U.S. dollar, U.S. expatriates, or persons who hold the exchange notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction may be subject to special rules not discussed below. We recommend that you consult your own tax advisor as to the particular tax consequences of receiving exchange notes in exchange for old notes in the exchange offer, including the applicability and effect of any state, local or foreign tax law.
      The exchange of old notes for exchange notes in the exchange offer will not constitute a taxable event. The exchange notes will be treated as a continuation of the old notes. Consequently, you will not recognize gain upon receipt of a new note in exchange for an old note in the exchange offer, your basis in the exchange note received in the exchange offer will be the same as your basis in the corresponding old note immediately before the exchange and your holding period in the exchange note will include your holding period in the old note. The United States federal income tax consequences of holding and disposing of an exchange note received in the exchange offer will be the sane as the United States federal income tax consequences of holding and disposing of an old note.

PLAN OF DISTRIBUTION
      Based on interpretations by the staff of the SEC in no-action letters issued to third parties, we believe that you may transfer exchange notes issued in the exchange offer in exchange for old notes if:

•	you acquire the exchange notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of exchange notes.
      We believe that you may not transfer exchange notes issued in the exchange offer in exchange for old notes if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	a broker-dealer that acquired old notes directly from us; or

•	a broker-dealer that acquired old notes as a result of market-making activities or other trading activities, unless you comply with the registration and prospectus delivery requirements of the Securities Act.
      If you wish to exchange your old notes for exchange notes in the exchange offer, you will be required to make representations to us as described in “The Exchange Offer — Procedures for Tendering — Your Representations to Us” of this prospectus and in the letter of transmittal.
      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer which requests it in the letter of transmittal, for use in any such resale. In addition, all broker-dealers effecting transactions in the exchange notes may be required to deliver a prospectus.
      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act ad any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days after the expiration date of the exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
      Certain legal matters related to the exchange offer and the validity of the exchange notes will be passed upon for us by White & Case LLP, Miami, Florida.
EXPERTS
      The consolidated financial statements for T-Netix, Inc. (Predecessor Company) as of and for the years ended December 31, 2002 and December 31, 2003 and for the 62 day period from January 1, 2004 to March 2, 2004, included in this prospectus have been so included in reliance on the report of KPMG LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements for Securus Technologies, Inc. (Successor Company) for the 355 day period from January 12, 2004 to December 31, 2004, included in this prospectus have been so included in reliance on the report of KPMG LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of Evercom Holdings, Inc. and subsidiaries as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements — Securus Technologies, Inc. and Subsidiaries

 Report of Independent Registered Public Accounting Firm — As of December 31, 2003 and for the Years ended December 31, 2002 and 2003 and for the 62 day Period from January 1, 2004 to March 2, 2004 (Predecessor)
F-2
Report of Independent Registered Public Accounting Firm — As of December 31, 2004 and for the 355 day Period from January 12, 2004 to December 31, 2004 (Successor)	F-3
Consolidated Balance Sheets — As of December 31, 2003 (Predecessor) and 2004 (Successor) and as of March 31, 2005 (Successor) (unaudited)	F-4

 Consolidated Statements of Operations — Years ended December 31, 2002 and 2003 and for the Period from January 1, 2004 to March 2, 2004 (Predecessor) and Period from January 12, 2004 (Inception) to December 31, 2004 (Successor) and the 79 Day Period from January 12, 2004 (Inception) to March 31, 2004 (Successor) (unaudited) and the Three Months Ended March 31, 2005 (Successor) (unaudited)
F-5

 Consolidated Statements of Stockholders’ Equity — Years ended December 31, 2002 and 2003 and for the Period from January 1, 2004 to March 2, 2004 (Predecessor) and Period from January 12, 2004 (Inception) to December 31, 2004 (Successor) and the 79 Day Period from January 12, 2004 (Inception) to March 31, 2004 (Successor) (unaudited) and the Three Months Ended March 31, 2005 (Successor) (unaudited)
F-6

 Consolidated Statements of Cash Flows — Years ended December 31, 2002 and 2003 and for the Period from January 1, 2004 to March 2, 2004 (Predecessor) and for the Period from January 12, 2004 (Inception) to December 31, 2004 (Successor) and the 79 Day Period from January 12, 2004 (Inception) to March 31, 2004 (Successor) (unaudited) and the Three Months Ended March 31, 2005 (Successor) (unaudited)
F-7
Notes to Consolidated Financial Statements	F-9
Consolidated Financial Statements — Evercom Holdings, Inc. and Subsidiaries
Independent Auditors’ Report	F-39
Consolidated Balance Sheets — As of June 30, 2004 (unaudited) and December 31, 2003 and 2002	F-40
Consolidated Statements of Operations — For the six months ended June 30, 2004 and 2003 (unaudited) and years ended December 31, 2003, 2002 and 2001	F-41
Consolidated Statements of Stockholders’ Equity — For the six months ended June 30, 2004 (unaudited) and Years ended December 31, 2003, 2002 and 2001	F-42
Consolidated Statements of Cash Flows — For the six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002 and 2001	F-43
Notes to Consolidated Financial Statements	F-44

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
T-NETIX, Inc.:
      We have audited the accompanying consolidated balance sheet of T-NETIX, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2003 and for the 62 day period from January 1, 2004 to March 2, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T-NETIX and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003 and the 62 day period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Dallas, Texas
March 12, 2004

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Securus Technologies, Inc.:
      We have audited the accompanying consolidated balance sheet of Securus Technologies, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the 355 day period from January 12, 2004 (inception) to December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Securus Technologies, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the 355 day period from January 12, 2004 to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Dallas, Texas
May 12, 2005

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2003 (Predecessor) and 2004 (Successor) and March 31, 2005 (Successor)
(Amounts in Thousands, Except Per Share Amount)

	December 31,	December 31,	March 31,
	2003	2004	2005

	Predecessor	Successor	Successor
			(Unaudited)
ASSETS
Cash and cash equivalents	$22,875	$1,879	$296
Restricted cash	—	1,347	1,347
Accounts receivable, net (note 4)	14,489	67,498	66,295
Prepaid expenses	1,208	3,932	3,211
Refundable income taxes	—	634	634
Current deferred income taxes (note 9)	1,385	2,806	2,684

Total current assets	39,957	78,096	74,467
Property and equipment, net (note 4)	21,463	36,170	35,916
Deferred income taxes (note 9)	39	—	778
Assets held for sale	285	—	—
Intangibles and other assets, net (note 4)	4,880	107,657	107,623
Goodwill (note 5)	2,245	50,213	50,263

Total assets	$68,869	$272,136	$269,047

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts payable	$3,655	$40,532	$39,042
Accrued liabilities (note 4)	9,903	41,891	35,855
Deferred revenue and customer advances	986	4,317	4,398
Current portion of long-term debt (note 6)	3,527	117	200

Total current liabilities	18,071	86,857	79,495
Deferred income taxes (note 9)	—	18,300	19,194
Long-term debt, net of current portion (note 6)	15,645	189,820	196,632

Total liabilities	33,716	294,977	295,321
Commitments and contingencies (note 13)

Stockholders’ equity (deficit) (note 10):
Common stock, $0.01 stated value, 70,000,000 shares authorized; 15,052,210 shares issued and outstanding at December 31, 2003; 1,000,000 shares authorized; 560,717 shares issued and outstanding at December 31, 2004 and March 31, 2005	150	5	5
Additional paid-in capital	43,987	33,902	33,902
Accumulated other comprehensive loss	(56)	—	—
Accumulated deficit	(8,928)	(56,748)	(60,181)

Total stockholders’ equity (deficit)	35,153	(22,841)	(26,274)

Total liabilities and stockholders’ equity (deficit)	$68,869	$272,136	$269,047

See accompanying notes to consolidated financial statements.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002, 2003 and for the 62 Day Period
from January 1, 2004 to March 2, 2004 (Predecessor) and for the 355 Day Period
from January 12, 2004 (Inception) to December 31, 2004 (Successor)
For the 79 Day Period from January 12, 2004 to March 31, 2004 (Successor) and
For the Three Months Ended March 31, 2005 (Successor)
(Amounts in thousands)

	Predecessor			Successor	Successor

				For the 355
				Day Period
			For the	from	For the
			62 Day	January 12,	79 Day
			Period from	2004	Period from	For the Three
	For the Year	For the Year	January 1,	(inception)	January 12,	Months
	Ended	Ended	2004 to	to	2004 to	Ended
	December 31,	December 31,	March 2,	December 31,	March 31,	March 31,
	2002	2003	2004	2004	2004	2005

					(Unaudited)	(Unaudited)
Revenue:
Telecommunication services	$57,514	$50,645	$7,552	$30,341	$3,915	$7,745
Direct call provisioning	48,798	56,735	9,651	120,868	5,751	72,033
Solution services	—	—	—	18,466	—	11,263
Equipment sales and other	13,498	9,864	232	3,701	70	385

Total revenue	119,810	117,244	17,435	173,376	9,736	91,426
Cost of service (exclusive of depreciation and amortization shown separately below):
Telecommunication services	21,222	20,093	3,126	13,215	1,568	3,376
Direct call provisioning, exclusive of bad debt expense	33,538	39,439	6,536	82,823	3,703	47,701
Direct call provisioning bad debt expense	13,258	11,993	1,594	16,819	665	9,205
Solutions expense	—	—	—	16,000	—	10,393
Cost of equipment sold and other	4,703	4,197	131	2,026	25	9

Total cost of service	72,721	75,722	11,387	130,883	5,961	70,684
Selling, general and administrative	23,358	22,640	3,032	25,118	1,532	11,302
Compensation expense on employee stock options	30	—	4,069	—	—	—
Research and development	3,054	3,629	607	2,397	326	169
Impairment of telecommunication assets	1,119	653	285	50,585	—	—
Gain on sale of assets	(36)	(290)	—	(274)	—	—
Employee severance	—	—	—	3,127	1,381	—
Loss on debt extinguishment	—	—	1,239	2,802	—	—
Depreciation and amortization	12,101	11,892	1,649	13,157	1,025	5,419

Total operating costs and expenses	112,347	114,246	22,268	227,795	10,225	87,574

Operating income (loss)	7,463	2,998	(4,833)	(54,419)	(489)	3,852
Patent litigation settlement, net of expenses	2,085	(9,935)	—	—	—	—
Transaction fees and expenses	—	—	5,365	987	—	—
Interest and other expenses, net	2,825	3,761	2,191	14,001	623	6,698

Income (loss) from continuing operations before income taxes	2,553	9,172	(12,389)	(69,407)	(1,112)	(2,846)
Income taxes expense (benefit) (note 9)	180	2,676	(2,575)	(12,659)	(203)	587

Net income (loss) from continuing operations	$2,373	$6,496	$(9,814)	$(56,748)	$(909)	$(3,433)
Net loss from discontinued operations (note 7)	(616)	—	—	—	—	—
Gain on sale of discontinued operations (note 7)	308	—	—	—	—	—

Loss from discontinued operations	(308)	—	—	—	—	—

Net income (loss) applicable to common stockholders	$2,065	$6,496	$(9,814)	$(56,748)	$(909)	$(3,433)

See accompanying notes to consolidated financial statements.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
Years ended December 31, 2002, 2003 and for the 62 Day Period from January 1, 2004 to March 2, 2004 (Predecessor), for the 355 Day Period
from January 12, 2004 (Inception) to December 31, 2004 (Successor) and
for the Three Months Ended March 31, 2005 (Successor)

					Accumulated
	Common Stock		Additional		Other	Total
			Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Loss	Equity (Deficit)

	(Amounts in thousands)
Predecessor Balances at January 1, 2002	15,032	$150	$41,831	$(17,489)	$—	$24,492
Common stock issued upon exercise of stock options	20	—	32	—	—	32
Employee recourse stock loan	—	—	(41)	—	—	(41)
Warrants issued in connection with subordinated debt	—	—	512	—	—	512
Net income	—	—	—	2,065	—	2,065

Predecessor Balances at December 31, 2002	15,052	150	42,334	(15,424)	—	27,060
Taxes related to stock options	—	—	1,653	—	—	1,653
Other comprehensive loss	—	—	—	—	(56)	(56)
Net income	—	—	—	6,496	—	6,496

Comprehensive income						6,440

Predecessor Balances at December 31, 2003	15,052	150	43,987	(8,928)	(56)	35,153
Recognition of hedge liability on termination	—	—	—	—	56	56
Net loss (January 1 to March 2, 2004)	—	—	—	(9,814)	—	(9,814)

Predecessor Balance March 2, 2004	15,052	$150	$43,987	$(18,742)	$—	$25,395

Capital contributed by TZ Holdings, Inc. (Note 2)	1	$—	$20,000	$—	$—	$20,000
Issuance of common stock	560	5	10,995	—	—	11,000
Warrants issued in conjunction with subordinated debt	—	—	2,907	—	—	2,907
Net loss (January 12 to December 31, 2004)	—	—	—	(56,748)	—	(56,748)

Successor Balance at December 31, 2004	561	5	33,902	(56,748)	—	(22,841)
Net loss	—	—	—	(3,433)	—	(3,433)

Successor Balance at March 31, 2005 (unaudited)	561	$5	$33,902	$(60,181)	$—	$(26,274)

See accompanying notes to consolidated financial statements.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2003 and for the 62 Day Period
from January 1, 2004 to March 2, 2004 (Predecessor) and for the 355 Day Period
from January 12, 2004 (Inception) to December 31, 2004 (Successor)
For the 79 Day Period from January 12, 2004 to March 31, 2004 (Successor) and
For the Three Months Ended March 31, 2005 (Successor)
(Amounts in thousands)

	Predecessor			Successor	Successor

				For the
				355 Day
			For the	Period from	For the
			62 Day	January 12,	79 Day
			Period from	2004	Period from	For the Three
	For the Year	For the Year	January 1,	(inception)	January 12,	Months
	Ended	Ended	2004 to	to	2004 to	Ended
	December 31,	December 31,	March 2,	December 31,	March 31,	March 31,
	2002	2003	2004	2004	2004	2005

					(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS:
Net income (loss) from continuing operations	$2,373	$6,496	$(9,814)	$(56,748)	$(909)	$(3,433)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities from continuing operations:
Depreciation and amortization	12,101	11,892	1,649	13,157	1,025	5,419
Impairment of telecommunication assets	1,119	653	285	50,585	—	—
Deferred income taxes	—	2,526	(2,575)	(12,659)	(204)	238
Conversion of interest paid “in kind” to secured subordinated notes	—	—	—	3,035	135	1,789
Loss on write-down of investments	278	—	—	—	—	—
Gain on sale of fixed assets	(36)	(290)	—	(274)	—	—
Equity income (loss) from unconsolidated affiliates	—	297	27	(83)	(126)	15
Transaction costs	—	—	5,365	(5,525)	(5,195)	—
Accretion of discount on subordinated note payable	47	83	384	—	—	131
Loss on debt extinguishment	—	—	1,239	2,802	—	—
Amortization of deferred financing costs and debt discounts	117	665	—	848	70	207
Changes in operating assets and liabilities, net of effects of acquisitions:
Restricted cash	—	—	—	(1,347)	—	—
Accounts receivable	(2,008)	5,549	(3,298)	(9,754)	(955)	1,203
Prepaid expenses and other current assets	(376)	400	(3,650)	2,954	187	721
Inventories	(719)	840	—	—	3	—
Other assets	(278)	22	(3,302)	1,466	3,370	(61)
Accounts payable	(571)	(756)	915	10,646	(537)	(1,537)
Accrued liabilities and deferred revenues	1,499	(1,568)	8,970	7,465	(8,695)	(5,955)

Net cash provided by (used in) operating activities from continuing operations	$13,546	$26,809	$(3,805)	$6,568	$(11,831)	$(1,263)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(5,903)	$(6,512)	$(562)	$(12,356)	$(550)	$(5,293)
Proceeds from sale of assets	91	532	—	274	—	—
Investment in unconsolidated affiliate	—	(812)	—	—	—	—
Purchase of T-Netix stock and repayment of T-Netix debt in connection with merger, net of cash acquired	—	—	—	(70,238)	(70,238)	—
Purchase of Evercom stock and repayment of Evercom debt in connection with merger, net of cash acquired	—	—	—	(130,746)	—	—
Other investing activities	(577)	—	—	—	—	—

Net cash used in investing activities	$(6,389)	$(6,792)	$(562)	$(213,066)	$(70,788)	$(5,293)

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Years Ended December 31, 2002, 2003 and for the 62 Day Period
from January 1, 2004 to March 2, 2004 (Predecessor) and for the 355 Day Period
from January 12, 2004 (Inception) to December 31, 2004 (Successor)
For the 79 Day Period from January 12, 2004 to March 31, 2004 (Successor) and
For the Three Months Ended March 31, 2005 (Successor)
(Amounts in thousands)

	Predecessor			Successor	Successor

				For the
				355 Day
			For the	Period from	For the
			62 Day	January 12,	79 Day
			Period from	2004	Period from	For the Three
	For the Year	For the Year	January 1,	(inception)	January 12,	Months
	Ended	Ended	2004 to	to	2004 to	Ended
	December 31,	December 31,	March 2,	December 31,	March 31,	March 31,
	2002	2003	2004	2004	2004	2005

					(Unaudited)	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on line of credit	$(18,209)	$—	$—	$—	$—	$—
Payments on subordinated debt	(3,750)	—	—	—	—	—
Common stock issued for cash under stock option plans	(9)	—	—	—	—	—
Proceeds from second-priority senior secured notes	—	—	—	150,383
Proceeds from senior subordinated notes	—	—	—	40,000
Advances on revolving credit facility	—	—	—	5,126	7,855	5,000
Proceeds from (payments on) senior subordinated promissory note	9,000	—	—	—	—	—
Proceeds from (payments on) T-Netix senior secured term note (old)	14,000	(3,500)	(875)	—	—	—
Debt issuance costs	(2,057)	—	—	(11,080)	(3,332)	—
Redemption of warrants in connection with merger	—	—	—	(941)	(941)	—
Payments on other debt	(595)	(196)	(5)	(68)	—	(27)
Proceeds from issuance of T-Netix senior secured notes, net of payments	—	—	—	35,353	36,000	—
Proceeds from issuance of T-Netix secured subordinated notes	$—	$—	$—	$26,000	26,000	—
Proceeds from issuance of common stock	—	—	—	31,000	20,000	—
Payment of long-term debt in connection with merger	—	—	—	(67,396)	—	—

Net cash provided by (used in) financing activities	$(1,620)	$(3,696)	$(880)	$208,377	$85,582	4,973

Cash flows from discontinued operations:
Net loss from discontinued operations	$(308)	$—	$—	$—	$—	$—
Proceeds from sale of discontinued operations	638	—	—	—	—	—
Gain on sale of discontinued operations	(308)	—	—	—	—	—

Cash provided by discontinued operations	$22	$—	$—	$—	$—	$—

Increase (decrease) in cash and cash equivalents	$5,559	$16,321	$(5,247)	$1,879	$2,963	$(1,583)
Cash and cash equivalents at beginning of period	995	6,554	22,875	—	—	1,879

Cash and cash equivalents at end of period	$6,554	$22,875	$17,628	$1,879	$2,963	$296

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest	$2,243	$2,337	$643	$9,008	$317	$8,094

Income taxes	$260	$433	$43	$213	$120	$—

NONCASH FINANCING AND INVESTING ACTIVITIES:
Notes received in exchanged for assets	$91	$—	$—	$—	$—	$—

Common stock received in exchange for assets	$278	$—	$—	$—	$—	$—

Detachable stock purchase warrants issued	$512	$—	$—	$2,907	$—	$—

Accrued severance costs	$—	$—	$—	$2,500	$—	$—

See accompanying notes to consolidated financial statements.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      Securus Technologies, Inc. and subsidiaries (the “Company”) provides inmate telecommunications services to correctional facilities operated by city, county, state and federal authorities and other types of confinement facilities in 48 states. The Company was incorporated in Delaware on January 12, 2004, and effective March 2, 2004 and September 9, 2004 the Company acquired, as further explained in Note 2, all of the outstanding equity interests of T-Netix, Inc. (“T-Netix”) and Evercom Holdings, Inc. (“Evercom”), respectively. For accounting purposes, T-Netix has been deemed the predecessor to the Company. Therefore, the results disclosed herein for comparative purposes marked predecessor are those of T-Netix.

(a) Basis of Presentation
      As a result of the acquisitions of T-Netix and Evercom, the consolidated balance sheet for 2003 and results of operations, cash flows, and stockholders’ equity for 2002 and 2003 and for the period January 1, 2004 to March 2, 2004 are those of the predecessor, T-Netix. The consolidated balance sheet for March 31, 2005 and December 31, 2004 and the statement of operations, cash flows, and stockholders’ equity (deficit) for the three months ended March 31, 2005 and for the period January 12, 2004 to December 31, 2004 represent the results of the Company subsequent to the acquisitions of T-Netix on March 3, 2004 and Evercom on September 9, 2004.
      During the periods presented, the Company has four reportable segments: Direct Call Provisioning, Solutions Services, Telecommunications Services, and Equipment Sales.
      In the Direct Call Provisioning segment, the Company accumulates call activity from its various installations and bills revenue related to this call activity through major local exchange carriers (“LECs”) or through third-party billing services for smaller volume LECs, all of which are granted credit in the normal course of business with payment terms between 30 to 60 days. The Company performs ongoing customer credit evaluations and maintains allowances for unbillable and uncollectible amounts based on historical experience.
      In the Solutions Services segment, the Company provides validation, fraud and bad debt management, and billing services to other telecommunications service providers such as AT&T and Sprint. In providing Solutions Services, the Company typically assumes all risk of bad debt associated with its customers’ inmate telecommunications revenues and all costs of billing and collection. In return, the Company earns a fee generally based on a percentage of the providers’ gross customer revenues generated from their inmate telecommunications businesses.
      In the Telecommunications Services segment, the Company provides inmate telecommunication software and equipment for correctional facilities, including security-enhanced call processors and call validation and bill processing systems for inmate calling. Depending upon the contractual relationship at the site and the type of customer, the Company provides these products and services through service agreements with other telecommunications services providers, such as Verizon, AT&T, SBC Communications and Sprint. Under these agreements, the Company generates revenue over a specified contract term. In addition, the Company sells inmate call processing systems to certain telecommunication providers and in these cases records Equipment Sales revenue and related cost of goods sold when revenue is earned.

(b) Principles of Consolidation
      The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, T-Netix, Inc. and Evercom Holdings, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. The accompanying consolidated balance sheet as of December 31, 2004 and March 31, 2005 and the results of operations and cash flows for the

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
355 day period from January 12 through December 31, 2004 and the three months ended March 31, 2005 are for the Company and represent the stepped up successor basis of accounting (“New T-Netix” and “New Evercom”). The accompanying consolidated balance sheet as of December 31, 2003 and the results of operations, cash flows and comprehensive income for the years ended December 31, 2002 and 2003 and for the 62 day period from January 1, 2004 to March 2, 2004 are for T-Netix and its subsidiaries and represent the predecessor basis of accounting (“Old T-Netix”).

(c) Liquidity
      Management believes that borrowings available through the revolving credit facility and cash expected to be generated from operations will be adequate to meet the Company’s financing needs for the foreseeable future. In the event that cash in excess of the amounts generated from operations and available under the revolving credit facility is required to fund the Company’s operations, management will be required to reduce or eliminate discretionary capital expenditures, further reduce or eliminate discretionary selling, general, and administrative cost, or to sell or close certain operations.

(d) Accounting Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates include the valuation allowances for receivables, the carrying amount for property and equipment, goodwill, intangible and other assets, and deferred income taxes. Actual results could differ from those estimates.

(e) Unaudited Quarterly Financial Statements
      The accompanying unaudited consolidated financial statements reflect all adjustments, which, in the opinion of management, are necessary to reflect a fair presentation of the financial position and results of operations of Securus Technologies, Inc. and its subsidiaries for the 79 day period from January 12, 2004 to March 31, 2004 and the three months interim period ending March 31, 2005. All adjustments, in the opinion of management, are of a normal and recurring nature. Some adjustments involve estimates, which may require revision in subsequent interim periods or at year-end. The financial statements have been presented in accordance with accounting principles generally accepted in the United States of America.

(f) Risks and Uncertainties
      During the period January 1 through March 2, 2004, the Company generated 10% of its total revenue and 24% of its telecommunications services segment revenue from its largest customer. The loss of this customer could adversely affect the Company’s operating results. No other customer provided over 10% of the Company’s revenues during such period.
      During the period January 12 through December 31, 2004, the Company generated 12% of its total revenue,16% of its telecommunications services segment revenue and 83% of its Solutions services segment revenue from its largest customer. No other customer provided over 10% of the Company’s revenues during such period.
      During the period January 12 through March 31, 2004, the Company generated 12% of its total revenue and 31% of its telecommunications services segment revenue from its largest customer. No other customer provided over 10% of the Company’s revenues during such period.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During the period January 1 through March 31, 2005, the Company generated 11% of its total revenue and 13% of its telecommunications services segment revenue from its largest customer. The loss of this customer could adversely affect the Company’s operating results. No other customer provided over 10% of the Company’s revenues during such period.
      The Company has become aware of the intention by its largest customer to exit the inmate telecommunications market in the near future as well as the intention of a second customer, its largest customer in the telecommunications services segment, to exit the inmate telecommunications market in the near future. As a result, the Company recognized a non-cash impairment charge in December 2004, as further explained in Note 3.

(g) Cash and Cash Equivalents and Restricted Cash
      Cash equivalents consist of highly liquid investments, such as certificates of deposit and money market funds, with original maturities of 90 days or less. Additionally, restricted cash accounts represent amounts established for the benefit of certain customers in the event the Company does not perform under the provisions of the respective underlying contract with these customers. Restricted cash at December 31, 2003 and 2004 and March 31, 2005 were none, $1.3 million and $1.3 million, respectively.

(h) Trade Accounts Receivable
      Trade accounts receivable are recorded at the invoice amount and do not bear interest. Trade accounts receivable represent amounts billed or that will be billed for calls placed through the Company’s telephone systems. The majority of these receivables are billed using various LECs or third-party billing services and are reported net of an allowance for unbillable and uncollectible calls, based on historical experience, for estimated chargebacks to be made by the LECs and clearinghouses. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.

(i) Fair Value of Financial Instruments
      The reported amounts of the Company’s financial instruments, including cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate fair value due to their short maturities. Carrying amounts and estimated fair value of debt are presented in Note 6.

(j) Concentrations of Credit Risk
      Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company’s revenue is primarily concentrated in the United States in the telecommunications industry. The Company had trade accounts receivable that comprised 88% (five telecommunication service providers), 21% (two telecommunication service providers) and 20% (two telecommunication service providers) of trade accounts receivable at December 31, 2003, 2004 and March 31, 2005, respectively. The Company does not require collateral on accounts receivable balances and provides allowances for potential credit losses. An allowance for doubtful accounts has been established based on historical experience and management’s evaluation of collectibility of outstanding accounts receivable at the end of the accounting period.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k) Property and Equipment
      Property and equipment is stated at cost and includes costs necessary to place such property and equipment in service. Major renewals and improvements that extend an asset’s useful life are capitalized, while repairs and maintenance are charged to operations as incurred. Construction in progress represents the cost of material purchases and construction costs for telecommunications hardware systems in various stages of completion.
      Depreciation is computed on a straight-line basis using estimated useful lives of 3 to 5 years for telecommunications equipment and office equipment. No depreciation is recorded on construction in progress until the asset is placed in service. Leasehold improvements are depreciated over the term of the lease.

(l) Goodwill and Intangible and Other Assets
      Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Intangible and other assets include acquired operating contracts and customer agreements, capitalized computer software, patents and license rights, patent defense and costs of numerous patent applications, trademarks, trade names and other intellectual property, deferred financing costs, deposits and long-term prepayments and other intangible assets. The Company capitalizes contract acquisition costs representing up-front payments required by customers as part of the competitive process to award a contract. These capitalized costs are included in operating contracts and customer agreements and are commonly referred to as signing bonuses in the industry.
      The Company performs an annual impairment test of goodwill and other intangible assets with indefinite useful lives as of the last day of each fiscal year in accordance with the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), Goodwill and Other Intangible Assets. This test is a two-step process and requires goodwill to be allocated to the Company’s reporting units. The Company defines its reporting units to be the same as the reportable segments (see Note 8). In the first step, the fair value of the reporting unit is compared with the carrying value of the reporting unit. If the fair value of the reporting unit is less than the carrying value, a goodwill impairment may exist and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared with the carrying value of the goodwill. An impairment loss is recognized to the extent that the carrying value of the goodwill exceeds the implied fair value of the goodwill. The Company recognizes an impairment loss by reducing the carrying value of the asset to its estimated fair value.
      The Company also reviews its intangible assets and other long-lived assets for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets’ fair value and the respective carrying values.
      As a result of the Company’s annual impairment testing, and in light of it becoming aware that two of its largest customers are exiting the inmate telecommunications business in the near future, the Company recorded an impairment as of December 31, 2004 as further explained in Note 3.
      Amortization is computed on the straight-line basis over 3 to 12 years for acquired contract rights, purchased technology assets, capitalized software development costs and acquired software technologies, patents and trademarks. The weighted average amortization period for all of the Company’s intangible assets as of the year ended December 31, 2004 subject to amortization is 10 years. Amortization expense was $1.2 million, $0.9 million, $0.1 million, and $5.1 million for the years ended December 31, 2002 and

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2003 and for the 62 day period from January 1, 2004 to March 2, 2004 and for the 355 day period from January 12, 2004 to December 31, 2004, respectively. Amortization expense was $0.3 million and $2.3 million for the 79 day period from January 12, 2004 to March 31, 2004 and the for three months ended March 31, 2005, respectively.
      The acquisitions of T-Netix and Evercom have been accounted for using the purchase method of accounting pursuant to SFAS No. 141, Accounting for Business Combinations. As a result, the Company’s costs of acquiring T-Netix and Evercom have been allocated to the assets acquired and liabilities assumed based upon estimated fair values (see Note 2). The purchase price allocations resulted in the recording of $70.6 million of goodwill. None of the goodwill is currently deductible for income tax purposes. Under applicable accounting principles generally accepted in the United States of America, the new basis of accounting for the Company is “pushed down” to the subsidiary companies, T-Netix and Evercom. Therefore, T-Netix’s and Evercom’s financial position and operating results subsequent to March 2, 2004 and September 8, 2004, respectively, reflect a new basis of accounting and are not comparable to prior periods. In addition, the tax bases are carried over from both T-Netix and Evercom as a result of the acquisitions.

(m) Impairment of Long-Lived Assets
      In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(n) Investments in Affiliated Companies
      Investments in the common stock of an affiliated company is accounted for by the equity method. The excess of cost of the stock of those affiliates over the Company’s share of their net assets at the acquisition date was recognized as goodwill and, beginning with the adoption of SFAS No. 142, is not being amortized. The Company would recognize a loss when there is a loss in value in the equity method investment, which is other than a temporary decline.

(o) Research and Development
      Costs associated with the research and development of new technology or significantly altering existing technology are charged to operations as incurred. Research and development costs amounted to $3.1 million, $3.6 million, $0.6 million, $2.4 million, $0.3 million and $0.2 million for the years ended December 31, 2002 and 2003, for the 62 day period from January 1, 2004 to March 2, 2004, for the 355 day period from January 12, 2004 to December 31, 2004, for the 79 day period from January 12, 2004 to March 31, 2004 and for the three months ended March 31, 2005, respectively. Capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. Capitalized software costs are amortized over the economic useful life of the software product, which is generally estimated to be five years.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(p) 401(k) Plan
      The Company sponsors 401(k) savings plans for the benefit of eligible full-time employees. These plans are qualified benefit plans in accordance with the Employee Retirement Income Security Act (“ERISA”). Employees participating in the plan can generally make contributions to the plan of up to 15% of their compensation. The plans provide for discretionary matching contributions by the Company of up to 50% of an eligible employee’s contribution for the first 6%. Matching contributions and plan expenses were $0.2 million, $0.4 million, $0.1 million and $0.5 million for the years ended December 31, 2002 and 2003 and for the 62 day period from January 1, 2004 to March 2, 2004 and for the 355 day period from January 12, 2004 to December 31, 2004, respectively. Matching contributions and plan expenses were $0.1 million and $0.1 million for the 79 day period from January 12, 2004 to March 31, 2004 and for the three months ended March 31, 2005, respectively.

(q) Income Taxes
      The Company utilizes the asset and liability method of accounting for income taxes (see note 9). Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date.

(r) Stock-Based Compensation
      The Company utilizes the intrinsic-value method as provided by Accounting Principles Board Opinion (“APB”) No. 25 in accounting for its stock options and restricted stock plans and provides pro forma disclosure of the compensation expense determined under the fair value provisions of SFAS No. 123, Accounting for Stock-Based Compensation.
      Old T-Netix utilized the intrinsic-value method as provided by APB Opinion No. 25, Accounting for Stock Issued to Employees in accounting for its stock option plans and provides pro forma disclosure of the compensation expense determined under the fair value provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. Accordingly, Old T-Netix did not recognize compensation expense upon the issuance of its stock options because the option terms were fixed and the exercise price equaled the market price of Old T-Netix’s common stock on the date of grant.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table displays the effect on net earnings had the fair value method been applied during each period presented (in thousands):

			For the 62 Day	For the 355 Day	For the 79 Day
	Years Ended		Period from	Period from	Period from
	December 31,		January 1, 2004	January 12, 2004	January 12,	For the Three
			to March 2,	to December 31,	2004 to	Months Ended
	2002	2003	2004	2004	March 31, 2004	March 31, 2005

	Predecessor	Predecessor	Predecessor	Successor	Successor	Successor
Net (loss) income applicable to common stockholders, as reported:	$2,065	$6,496	$(9,814)	$(56,748)	$(909)	$(3,433)
Less: Stock-based compensation excluded from reported net earnings, net of tax	1,749	1,213	98	6	—	—

Pro forma net (loss) income	$316	$5,283	$(9,912)	$(56,754)	$(909)	$(3,433)

      The per share weighted-average fair value of stock options issued by Old T-Netix during 2002 and 2003 was $3.00 and $1.09, respectively, on the dates of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of stock options granted:

			For the 62 Day	For the 355 Day	For the 79 Day
	Years Ended		Period from	Period from	Period from
	December 31,		January 1, 2004	January 12, 2004	January 12,	For the Three
			to March 2,	to December 31,	2004 to	Months Ended
	2002	2003	2004	2004	March 31, 2004	March 31, 2005

	Predecessor	Predecessor	Predecessor	Successor	Successor	Successor
Dividend yield	—	—	—	—	—	—
Expected volatility	92.3%	101.4%	37.8%	20%	—	20%
Average expected option life	5.4 years	4.8 years	5.4 years	1 year	—	1 year
Risk free interest rate	2.87%	3.02%	2.8%	2.09%	—	2.09%
      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because Old T-Netix employee stock options had characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(s) Revenue Recognition
      Revenues related to collect and prepaid calling services generated by the Direct Call Provisioning segment are recognized during the period in which the calls are made. In addition, during the same period, the Company accrues the related telecommunication costs for validating, transmitting, billing and collection, and line and long distance charges, along with commissions payable to the facilities and allowances for unbillable and uncollectible calls, based on historical experience.
      Revenues related to the Telecommunication Services and Solutions Services segments are recognized in the period in which the calls are processed through the billing system, or when equipment and software is sold. During the same period, the Company accrues the related telecommunications costs for validating, transmitting, and billing and collection costs, along with allowances for unbillable and uncollectible calls, as applicable, based on historical experience.
      The Company applies Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal versus net as an Agent. Based on this consensus, all revenues related to the

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telecommunications Services and Solutions Services segments are presented in the statement of operations at the net amount. This is the amount charged to the end user customer less the amount paid to the inmate telecommunication provider.

(t) Comprehensive Income
      SFAS No. 130, Reporting Comprehensive Income, requires that certain items such as foreign currency translation adjustments and unrealized gains and losses on certain derivative instruments classified as a hedge be presented as separate components of shareholders’ equity. Total comprehensive income (loss) for the years ended December 31, 2002 and 2003 and for the 62 day period from January 1, 2004 to March 2, 2004, and for the 355 day period from January 12, 2004 to December 31, 2004, was $2.1 million, $6.4 million, $(9.8) million and $(56.7) million, respectively. Total comprehensive loss for the 79 day period from January 12, 2004 to March 31, 2004 and for three months ended March 31, 2005 was $(0.9) million and $(3.4) million, respectively.
      The Company had no items of other comprehensive income prior to the year ended December 31, 2003.

(u) Commitments and Contingencies
      Liabilities for loss contingencies, including environmental remediation costs not within the scope of SFAS No. 143, Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.
      The Company accrues for losses associated with environmental remediation obligations not within the scope of SFAS No. 143 when such losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

(v) Recently Issued Accounting Pronouncements
      In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46R (revised December 2003), Consolidation of Variable Interest Entities (“VIE”) — an interpretation of ARB No. 51, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company applies FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interest of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transaction in which an entity exchanges its equity instruments for goods or

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision of SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This Statement will be effective for the Company as of January 1, 2006 at which time the Company will adopt the standard.
      In December 2004, the FASB issued SFAS No. 151 Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006 at which time the Company will adopt the standard.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006 at which time the Company will adopt the standard.
      In March 2005, the FASB issued Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations — an interpretation of SFAS No. 143, which clarifies the term “conditional asset retirement obligation” used in SFAS No. 143, Accounting for Asset Retirement Obligations, and specifically when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is required to be adopted no later than September 30, 2005. The Company does not expect the adoption of FIN 47 to have a material impact on its consolidated financial statements.

(w) Reclassification
      Certain amounts in the 2002, 2003 and 2004 financial statements have been reclassified to conform to the 2005 presentation.
(2) MERGERS AND ACQUISITIONS
      T-Netix announced on January 22, 2004 that it had entered into a definitive agreement with TZ Holdings, Inc. (“TZ Holdings”) and TZ Acquisition, Inc., a wholly-owned subsidiary of TZ Holdings, providing for the acquisition of T-Netix for $4.60 in cash per share of common stock. TZ Holdings was a newly formed corporation principally owned by H.I.G. Capital, LLC (“H.I.G.”), a Miami, Florida-based private equity firm. As of August 6, 2004, TZ Holdings, Inc. changed its name to Securus Technologies, Inc. (“Securus Technologies”). The acquisition was effected by a first step cash tender offer for all of T-Netix’s outstanding common stock. The tender offer commenced on February 5, 2004 and was completed on March 3, 2004. The tender offer was followed by a merger in which stockholders whose shares were not acquired in the tender offer received $4.60 per common share in cash. The acquisition was funded with $70.0 million in borrowings under T-Netix’s credit facility, $20.0 million of equity funding from TZ Holdings and T-Netix’s available cash resources. Effective March 4, 2004, the common stock of T-Netix was delisted from the NASDAQ National Market and T-Netix is now a privately-held, wholly-owned subsidiary of the Company. Accordingly, earnings per share data is not shown.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The total purchase price for T-Netix was $87.9 million representing the purchase of all outstanding common stock, including liabilities assumed as detailed below. The total purchase price for T-Netix has been allocated as follows (in thousands):

Purchase price calculations:
Payment for tendered shares	$69,241
Payment of former credit facility	18,625

Total acquisition costs	$87,866

Allocation of purchase price:
Current assets	$40,814
Accounts payable and accrued liabilities	(29,340)
Deferred income taxes	(14,878)
Property and equipment, net	16,636
Goodwill	30,233
Patents and license rights	21,000
Operating contracts and customer agreements	14,800
Other assets	8,601

Total allocation	$87,866

      On July 10, 2004, the Company formed a new wholly-owned subsidiary, New Mustang Acquisition, Inc. (“Mustang”), and entered into an agreement and plan of merger (the “Plan”) with Evercom. The Plan provided for the acquisition by Mustang of all of the outstanding common stock of Evercom for $14.50 in cash per common share. The Plan was consummated on September 9, 2004. The total purchase price for Evercom was $132.4 million, including assumed liabilities.
      The total purchase price for Evercom has been allocated as follows (in thousands):

Purchase price calculations:
Payment for tendered shares	$87,045
Payment of former credit facilities	38,061
Transaction costs paid or accrued	4,650
Accrued severance and integration costs	2,692

Total acquisition costs	$132,448

Allocation of purchase price:
Current assets	$46,497
Accounts payable and accrued liabilities	(47,649)
Deferred income taxes	(13,275)
Property and equipment, net	25,581
Goodwill	40,398
Patents and license rights	15,200
Operating contracts and customer agreements	64,956
Other assets	740

Total allocation	$132,448

      As a result of the change in control, U.S. generally accepted accounting principles (“GAAP”) requires acquisitions by the Company to be accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations. GAAP requires the application of “push down accounting” in situations where the ownership of an entity changes, meaning that the post-transaction financial statements of the acquired entities (i.e., T-Netix and Evercom) reflect the new basis of accounting in accordance with Staff Accounting Bulletin No. 54. Accordingly, the financial statements as of December 31, 2004 and for the 355 day period from January 12, 2004 to December 31, 2004 reflect the Company’s stepped-up basis

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
resulting from the acquisitions that has been pushed down to T-Netix and Evercom. The aggregate purchase price has been allocated to the underlying assets and liabilities of T-Netix and Evercom based upon the respective estimated fair values at March 3, 2004 and September 9, 2004, respectively (the acquisition dates). Carryover basis accounting applies for tax purposes. All financial information presented prior to March 3, 2004 represents predecessor basis of accounting.
      The purchase price allocations resulted in $70.6 million of goodwill. Goodwill recorded in the purchase price allocations represents the value the Company paid for T-Netix and Evercom as a result of its assessment of the future prospects for growth of these businesses. None of the goodwill is deductible for income tax purposes. Furthermore, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market value of the business operations with which goodwill is associated, are performed as of December 31 each year. Losses, if any, resulting from impairment tests will be reflected in operating income in the consolidated statement of operations.
      The following table presents unaudited pro forma consolidated results of operations of the Company for the year ended December 31, 2003 and 2004 as if the T-Netix and Evercom acquisitions had occurred at the beginning of the respective period (in thousands):

	For the Year Ended	For the Year Ended
	December 31, 2003	December 31, 2004

Total revenue	$350,340	$364,103
Net loss	$(2,995)	$(53,386)
      Acquisitions by T-Netix prior to 2004 included the following:

(a) ACT Telecom, Inc.
      In June 2002, T-Netix purchased substantially all of the assets of ACT Telecom, Inc., a Houston, Texas, based prepaid calling platform provider and wholly owned subsidiary of ClearMediaOne, Inc. Assets included a telecommunication switch, prepaid calling platform and associated software. The purchase price was approximately $0.7 million, including $0.3 million in cash and the issuance of a $0.4 million note due and payable on or before June 2003. The purchase price was allocated to property and equipment ($0.6 million) and intangibles and other assets ($0.1 million).

(b) Accudata Technologies, Inc.
      In March 2003, T-Netix acquired a 50% preferred stock interest in a newly formed company, Accudata Technologies, Inc. (“Accudata”). Of the $0.8 million invested in Accudata, $0.5 million was applied to the purchase of substantially all of the assets (in essence the ongoing business) of Revenue Communications, Inc. out of a Chapter XI bankruptcy proceeding. With such purchase, Accudata became one of only twelve active telephone line information databases (“LIDB”) in the United States where important customer information is stored and maintained, including telephone number, service provider and collect call preferences. The investment in Accudata is presented under the equity method of accounting and such investment is included in the consolidated balance sheets as “Intangibles and other assets, net” at December 31, 2004. Equity in the results of operations were losses of $0.3 million, $0.1 million and breakeven for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, respectively, and are included in the consolidated statements of operations as “Interest and other expenses, net.”

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(3) IMPAIRMENT
      During the year ended December 31, 2002, T-Netix recorded a $1.1 million impairment charge relating to a prepaid contract for call validation query services that was then in legal dispute between T-Netix and Illuminet. The $1.1 million impairment charge recorded during the fourth quarter of 2002 reduced the carrying value of the asset to $0.9 million, or the expected value to be realized through sale, net of any selling expenses, of T-Netix’s rights under the contract, which is the likely course of action for T-Netix with respect to this asset. In September 2003, a preliminary settlement of this legal dispute was reached, pending definitive documents. As a result of the terms of this preliminary settlement, T-Netix further reduced the value of the query transport service agreement to $0.3 million in September 2003. For the years ended December 31, 2002 and 2003, respectively, the prepaid validation asset has been classified as “Assets Held for Sale.” In March 2004, the fair market value of this query transport service agreement was determined to be nil and a $0.3 million impairment charge was recorded during the 62 day period from January 1, 2004 to March 2, 2004. This determination was reached based on current market conditions and on T-Netix’s lack of success in marketing these rights to others.
      Under the requirements of SFAS No. 142, the Company completed its annual impairment test for goodwill on December 31, 2004. The Company also learned in late December 2004 that its two largest telecommunications services customers, AT&T and Verizon, and its largest Solutions Services customer, AT&T, have determined to exit the inmate telecommunications business in the immediate future. As a result of these announcements, management anticipates that telecommunications services revenues and Solutions Services revenues will decline significantly over the next several years. In the course of completing the evaluation, the Company determined that an impairment indicator required further analysis to be performed under the provisions of SFAS No. 144.
      As a result of these factors, the Company recognized a $50.6 million non-cash impairment charge in December 2004 that was comprised of the following components (in thousands):

	Telecom	Solutions
	Services	Services
	Segment	Segment	Total

Telecommunications equipment	$3,928	$—	$3,928
Patents and trademarks	11,835	4,367	16,202
Acquired contract rights	5,707	1,413	7,120
Intangibles and other assets	2,917	—	2,917
Goodwill	20,418	—	20,418

Total non-cash impairment charge	$44,805	$5,780	$50,585

      The Company employed a third party to assist in the estimation of the fair values used in the determination of the impairment. The Company, with the help of the consultant, applied widely-used and accepted valuation techniques, such as discounted cash flows of future estimated activity, to develop the fair value estimates and the resulting impairment charge. See Note 5 for additional information on the goodwill impairment.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(4) BALANCE SHEET COMPONENTS
      Accounts receivable consist of the following (in thousands):

	December 31,
			March 31,
	2003	2004	2005

	Predecessor	Successor	Successor
			(Unaudited)
Accounts receivable, net:
Trade accounts receivable	$17,983	$75,284	$71,600
Advance commissions receivable	—	1,641	4,469
Other receivables	5	3,805	2,872

	17,988	80,730	78,941
Less: Allowance for doubtful accounts	(3,499)	(13,232)	(12,646)

	$14,489	$67,498	$66,295

      Bad debt expense totaled $13.3 million, or 27.2%, of the $48.8 million in direct call provisioning revenue for the year ended December 31, 2002. For the comparative year ended December 31, 2003, bad debt expense was $12.0 million, or 21.1%, of direct call provisioning revenue of $56.7 million. Bad debt expense for the 62 day period from January 1, 2004 to March 2, 2004 was $1.6 million, or 16.5%, of direct call provisioning revenue of $9.7 million. Bad debt expense for the 355 day period from January 12, 2004 to December 31, 2004 was $16.8 million, or 13.9%, of direct call provisioning revenue of $120.9 million. Bad debt expense for the 79 day period from January 12, 2004 to March 31, 2004 was $0.7 million, or 11.6%, of direct call provisioning revenue of $5.8 million. Bad debt expense for the three months ended March 31, 2005 was $9.2 million, or 12.8%, of direct call provisioning revenue of $72.0 million.
      At December 31, 2003, 2004 and March 31, 2005, the Company had advanced commissions to certain facilities totaling zero, $1.8 million, and $4.6 million, respectively, which are recoverable from such facilities as a reduction of earned commissions for specified monthly amounts. Amounts included in accounts receivable represent the estimated recoverable amounts during the next fiscal year, with the remaining long-term portion recorded in other assets.
      Property and equipment consists of the following (in thousands):

	December 31,
			March 31,
	2003	2004	2005

	Predecessor	Successor	Successor
			(Unaudited)
Property and equipment, net:
Telecommunications equipment	$60,896	$27,372	$25,380
Leasehold improvements	1,312	1,973	2,128
Construction in progress	2,714	6,738	5,804
Vehicles	16	65	64
Office equipment	11,816	7,489	8,151

	76,754	43,637	41,527
Less: Accumulated depreciation and amortization	(55,291)	(7,467)	(5,611)

	$21,463	$36,170	$35,916

      Property and equipment and intangible assets have been adjusted to their fair value in accordance with the purchase of T-Netix and Evercom by the Company and as a result of a non-cash impairment charge that was recorded in December 2004 (see Note 3).

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Intangibles and other assets consist of the following (in thousands):

	December 31, 2003 (Predecessor)

	Gross Carrying	Accumulated
	Value	Amortization	Net

Patents and trademarks	$2,943	$(1,779)	$1,164
Deferred financing costs	1,371	—	1,371
Purchased technology assets	2,487	(1,216)	1,271
Capitalized software development costs	1,843	(1,843)	—
Acquired software technologies	420	(420)	—
Acquired contract rights	1,391	(1,369)	22
Deposits and long-term prepayments	510	—	510
Investment in unconsolidated affiliate	515	—	515
Other	156	(129)	27

	$11,636	$(6,756)	$4,880

	December 31, 2004 (Successor)

				Weighted
	Gross Carrying	Accumulated		Average
	Value	Amortization	Net	Life

Patents and trademarks	$22,322	$(1,718)	$20,604	10.5
Deferred financing costs	7,983	(229)	7,754	7.4
Purchased technology assets	2,102	(133)	1,969	4.3
Capitalized software development costs	5,977	(714)	5,263	3.1
Acquired contract rights	74,405	(3,032)	71,373	11.8
Non-current portion of commission advances to facilities	111	—	111
Deposits and long-term prepayments	582	—	582
Other	3	(2)	1

	$113,485	$(5,828)	$107,657

	March 31, 2005 (Successor) (Unaudited)

				Weighted
	Gross Carrying	Accumulated		Average
	Value	Amortization	Net	Life

Patents and trademarks	$18,320	$(962)	$17,358	11.6
Deferred financing costs	8,065	(436)	7,629	7.4
Purchased technology assets	3,293	(274)	3,019	4.6
Capitalized software development costs	6,311	(1,219)	5,092	3.1
Acquired contract rights	76,582	(4,179)	72,403	11.7
Non-current portion of commission advances to facilities	111	—	111
Deposits and long-term prepayments	1,456	—	1,456
Other	555	—	555

	$114,693	$(7,070)	$107,623

      Amortization expense related to intangibles and other assets was $1.2 million, $0.9 million, $0.1 million, and $5.1 million for the years ended December 31, 2002 and 2003 and for the 62 day period from January 1, 2004 to March 2, 2004, and for the 355 day period from January 12, 2004 to December 31, 2004, respectively. Amortization expense related to intangibles and other assets was $0.3 million, and $2.3 million for the 79 day period from January 12, 2004 to March 31, 2004, and for the three months ended March 31, 2005, respectively. Estimated amortization expense related to intangibles

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and other assets, excluding deferred finance costs, at December 31, 2004 and for each of the next five years through December 31, 2009 and thereafter is summarized as follows:

Year Ending December 31:

2005	$10,375
2006	10,357
2007	9,768
2008	8,346
2009	7,726
Thereafter	52,637

$99,209

      Accrued liabilities consist of the following (in thousands):

	December 31,
			March 31,
	2003	2004	2005

	Predecessor	Successor	Successor
			(Unaudited)
Accrued liabilities:
Accrued expenses	$5,081	$27,876	$27,617
Accrued compensation	2,812	3,571	2,796
Accrued severance and exit costs	—	1,953	1,261
Accrued taxes	1,299	3,255	2,655
Accrued interest and other	711	5,236	1,526

	$9,903	$41,891	$35,855

      In conjunction with the acquisition of Evercom, the Company adopted a plan to consolidate T-Netix and Evercom operations, terminate redundant employees, and exit certain leased premises. As a result, the Company recorded a liability of $2.5 million for these costs as of September 9, 2004. Of this amount, $0.8 million was capitalized as part of the Evercom purchase price representing severance for Evercom employees identified by the plan. The plan was formulated by the Company between July and September 2004 and is expected to be completed by June 30, 2005. Approximately 70 employees will be terminated under the plan. Between September 9, 2004 and December 31, 2004, the Company paid over $0.5 million associated with the plan as follows (in thousands):

	Balance			Balance
	9/9/2004	Additions	Payments	12/31/2004

Severance and related costs	$—	$2,301	$(547)	$1,754
Leased facility and other costs	—	199	—	199

	$—	$2,500	$(547)	$1,953

      Accrued severance as of March 31, 2005 consists of the following (in thousands) (unaudited):

	Balance			Balance
	12/31/2004	Additions	Payments	3/31/2005

Severance and related costs	$1,754	$	$(618)	$1,136
Leased facility and other costs	199		(74)	125

	$1,953	$	$(692)	$1,261

(5) GOODWILL
      T-Netix adopted the provisions of SFAS 142 on January 1, 2002. The effect of adoption was the cessation of amortization of goodwill recorded on previous purchase business combinations. T-Netix

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
reviewed the recorded goodwill for impairment upon adoption of SFAS 142. To accomplish this, T-Netix identified the reporting units and determined the carrying value of each reporting unit. T-Netix defines its reporting units to be the same as the reportable segments per Note 8. To the extent a reporting unit’s carrying amount exceeds its fair value, the reporting unit’s cost in excess of fair value of net assets acquired may be impaired, and the second step of the transitional impairment test must be performed. In the second step, T-Netix must compare the implied fair value of the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS 141, to its carrying amount, both of which were measured as of January 1, 2002. T-Netix completed its transitional impairment tests and determined that no impairment losses for goodwill and other intangible assets resulted with the adoption of SFAS 142. T-Netix also performed annual impairment tests as of December 31, 2002 and 2003 and determined that no impairment loss was required.
      The Company performed an annual impairment test as of December 31, 2004. As a result of the annual impairment testing and recent customer developments, the Company recognized a $20.4 million non-cash impairment of its goodwill on December 31, 2004 as further discussed in Note 3.
(6) DEBT
      Debt consists of the following (in thousands):

	December 31,
			March 31,
	2003	2004	2005

	Predecessor	Successor	Successor
			(Unaudited)
Revolving credit facility	$—	$—	$5,000
Senior subordinated notes (new)	—	42,116	43,905
Senior subordinated promissory note (old)	9,000	—	—
Second-priority senior secured notes (new)	—	154,000	154,000
Senior secured term notes (old)	10,500	—	—
Other	54	225	200

	19,554	196,341	203,105
Less unamortized discount on senior secured notes and senior subordinated notes	(382)	(6,404)	(6,273)

	19,172	189,937	196,832
Less current portion of long-term debt	(3,527)	(117)	(200)

	$15,645	$189,820	$196,632

      Revolving Credit Facility — In connection with the acquisition of Evercom on September 9, 2004 (See note 1), the Company obtained a new revolving credit facility (the “revolver”) with a syndicate of banks and other lending institutions. The revolver is subject to a borrowing base limitation equal to 80% of the “eligible receivables” as defined in the credit agreement. The revolver provides for financing on a revolving basis of up to $30.0 million that expires on September 9, 2009. Amounts unused under the revolving credit facility are subject to a fee, due quarterly, based on a per annum rate of 0.5%. Advances bear simple interest at an annual rate equal to one of the following, at our option (i) the Prime Rate or (ii) a rate equal to the Eurodollar Rate as adjusted by the Eurodollar Reserve Percentage plus 2.50%. Interest is payable quarterly, following the end of each previous calendar quarter. Advances received on the revolver bore interest at our option using the prime rate, which was 5.25% at December 31, 2004 and 5.75% at March 31, 2005. Securus Technologies draws from the available credit on the revolver to cover normal business cash requirements. As of December 31, 2004, Securus Technologies had $24.3 million of borrowing availability under the revolver. As of March 31, 2005, Securus Technologies had $19.3 million of borrowing availability under the revolver.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under the revolver, Securus Technologies also has available a $10.0 million sub-facility for letters of credit typically used to provide collateral for service bonds required by contracts with correctional facilities. As of December 31, 2004 and March 31, 2005, $5.7 million of this line had been utilized. Securus Technologies pays a quarterly fee equal to a per annum rate 2.625% on amounts reserved under the letters of credit.
      Senior Subordinated Notes — On September 9, 2004, Securus Technologies issued $40.0 million of Senior Subordinated Notes, unsecured and subordinate to the Revolving Credit Facility, that bear interest at an annual rate of 17%. Interest is payable at the end of each calendar quarter, or, as restricted by the Company’s Revolving Credit Facility, is paid-in-kind by adding accrued interest to the principal balance of the Senior Subordinated notes, commencing on December 31, 2004. All outstanding principal, including interest paid-in-kind, is due on September 9, 2014. In connection with the issuance of the Senior Subordinated Notes, Securus Technologies issued warrants to acquire 51,011 shares of Securus Technologies, Inc. common stock at an exercise price of $0.01 per share to the Senior Subordinated Note holders. As a result, Securus Technologies discounted the face value of the Senior Subordinated Notes by $2.9 million representing the estimated fair value of the warrants at the time of issuance. Proceeds obtained from the issuance of the Senior Subordinated Notes were used to finance the acquisition of Evercom, repay outstanding long-term debt obligations, and for general operating purposes. During the year ended December 31, 2004, $2.1 million of paid-in-kind interest was added to the principal balance of the Senior Subordinated Notes. During the three months ended March 31, 2005, $1.8 million of paid-in-kind interest was added to the principal balance of the Senior Subordinated Notes.
      Second-priority Senior Secured Notes — On September 9, 2004, Securus Technologies issued $154.0 million of Second-priority Senior Secured Notes that bear interest at an annum rate of 11%. All principal is due September 9, 2011. Additionally, to the extent the Company generates excess cash flow (as defined) in any calendar year beginning with the year ending December 31, 2005, the Company is required by the Second-priority Senior Secured Notes to offer to repay principal equal to 75% of such excess cash flow at a rate of 104% of face value. Interest is payable semiannually on March 1 and September 1, commencing on March 1, 2005. In connection with our offering, the Second-priority Senior Secured Notes were issued at a discount to face value of $3.6 million or 97.651%. Proceeds obtained from the issuance of Second-priority Senior Secured Notes were used to finance the acquisition of Evercom and to repay outstanding long-term debt obligations.
      All of the Company’s subsidiaries (the “Subsidiary Guarantors”) are fully, unconditionally, and jointly and severably liable for the Revolving Credit Facility, Senior Subordinated Notes and Second-priority Senior Secured Notes. The Subsidiary Guarantors are wholly-owned and constitute all of the Company’s direct and indirect subsidiaries. The Company has not included separate financial statements of its subsidiaries because (a) the aggregate assets, liabilities, earnings and equity of the Company are presented on a consolidated basis and (b) the Company believes that separate financial statements and other disclosures concerning subsidiaries are not material to investors.
      The Company’s credit facilities contain financial and operating covenants, among other items, that require the maintenance of certain financial ratios, including specified interest coverage ratios, maintenance of minimum levels of operating cash flows (as defined), and maximum capital expenditure limitations. These covenants also limit our ability to incur additional indebtedness, make certain payments including dividends to shareholders, invest and divest company assets, and sell or otherwise dispose of capital stock. In the event that the Company fails to comply with the covenants and restrictions, as specified in the credit agreements, Securus Technologies may be in default at which time payment of the long term debt and unpaid interest may be accelerated and become immediately due and payable. As of December 31, 2004, we were in compliance with all of our covenants. However, the Company was not in compliance with a covenant under the Revolving Credit Facility requiring delivery of annual audited financial

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
statements for its fiscal year ended December 31, 2004 and obtained a waiver from its Revolving Credit Facility lenders. The Company delivered the required financial statements to its Revolving Credit Facility lenders on May 16, 2005.
      In connection with the issuance of its outstanding 11% Second-priority Senior Secured Notes, the Company entered into a registration rights agreement pursuant under which the Company agreed to exchange the outstanding Second-priority Senior Secured Notes for registered 11% Second-priority Senior Secured Notes due 2011 (the “Exchange Offer”). Pursuant to this registration rights agreement, the Company agreed to file a registration statement relating to such Exchange Offer on or before March 28, 2005. As a result of the Company’s failure to timely file a registration statement relating to such Exchange Offer, the Company was required to pay an additional 0.5% interest to its Second-priority Senior Secured Noteholders from March 28, 2005 to the date of the filing of the exchange offer for the registration statement.
      Future maturities of debt for each of the following five years and thereafter are as follows (in thousands):

Year Ending December 31,

2005	$117
2006	108
2007	—
2008	—
2009	—
Thereafter	196,116

$196,341

      The credit facilities are collateralized by all of the assets and capital stock of the Company and its subsidiaries.
      The fair value of the Company’s debt instruments as of December 31, 2004 is as follows (in thousands):

Revolving Credit Facility	$—
Senior Subordinated Notes	154,000
Second-priority Senior Secured Notes	42,116

$196,116

      The fair value of the revolving credit facility was equal to its carrying value due to the variable nature of its interest rate. The fair value of the Senior Subordinated Notes is based on their quoted market value. The fair value of the Second-priority Senior Secured Notes is estimated based on consultation with an independent specialist.
(7) DISCONTINUED OPERATIONS
      In August 2001, T-Netix formalized the decision to offer for sale its voice verification business unit, which included the SpeakEZ voice verification products, and operations were substantially curtailed in

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
November 2001. Accordingly, related operating results have been reported as discontinued operations. The financial information for the discontinued speaker verification operations is as follows (in thousands):

For the Year
Ended
December 31, 2002

Revenue	$101

Operating loss	$(616)
Gain on sale of discontinued assets	308

Net loss	$(308)

      In September 2001, T-Netix announced that it had entered into an agreement to sell all of the assets of the SpeakEZ division; however, the transaction was not completed and the agreement was terminated. As of December 31, 2001, T-Netix had not sold the SpeakEZ voice verification assets. For this reason, a one-time charge of $1.1 million, net of taxes, was recognized in 2001 related to the write off of the voice print patent and license assets related to the SpeakEZ product line. This write-off was based on an analysis, which concluded that the carrying value of our voice print assets exceeded the present value of estimated future cash flows given current operating results and the absence of a definitive agreement to sell these assets.
      In July 2002, T-Netix completed the sale of the SpeakEZ voice verification assets to SpeechWorks International, Inc. (SpeechWorks) for $0.4 million cash and 134,360 shares of SpeechWorks common stock valued at $0.3 million, subject to a 10% escrow provision, and recognized a gain on the sale of discontinued operations of $0.3 million. In addition, SpeechWorks will pay T-Netix an earn-out fee based on the sale over the next two years of future SpeechWorks products incorporating the SpeakEZ technology. As part of the sales agreement, T-Netix retained the right to utilize the speech recognition technology in the corrections industry. SpeechWorks stock (net of escrow) received by T-Netix was subsequently sold in July 2003 with net proceeds to T-Netix of approximately $0.5 million resulting in a gain of $0.3 million.
(8) SEGMENT INFORMATION — CONTINUING OPERATIONS
      SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting operating segments in annual financial statements. SFAS No. 131 also establishes standards for disclosures about products and services, geographic areas and major customers.
      The Company’s management has chosen to organize the enterprise around differences in products and services. During the period 2002 through 2004, the Company and the T-Netix predecessor had four reportable segments: the Telecommunications Services, Direct Call Provisioning, Solutions Services and Equipment Sales. Through these segments, the Company provided inmate telecommunication products and services for correctional facilities, including security enhanced call processing, call validation and billing services for inmate calling. Depending upon the contractual relationship at the site and the type of customer, the Company provided these products and services through service agreements with other telecommunications service providers, including Verizon, AT&T, SBC Communications, Sprint and Qwest (i.e., Telecommunications Services segment and Solutions Services segment) and through direct contracts between the Company and correctional facilities (i.e., Direct Call Provisioning segment). In addition, the Company sold systems to certain telecommunication providers (i.e., Equipment Sales segment).
      The Company evaluates performance of each segment based on operating results. Total assets are those owned by or allocated to each segment. Assets included in the “Corporate and Other” column of the following table include all assets not specifically allocated to a segment. There are no intersegment sales. The Company’s reportable segments are specific business units that offer different products and services

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and have varying operating costs associated with such products. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company uses estimation to allocate certain direct costs and selling, general and administrative costs, as well as for depreciation and amortization, goodwill, and capital expenditures. Estimation is required in these cases because the Company does not have the capability to specifically identify such costs to a particular segment. The estimation is based on relevant factors such as proportionate share of revenue of each segment to the total business.
      Segment information for the year ended December 31, 2002 (Predecessor) is as follows (in thousands):

	Telecommunication	Direct Call	Equipment	Corporate
	Services	Provisioning	Sales & Other	and Other	Total

Revenue from external customers	$57,514	$48,798	$13,498	$—	$119,810

Segment gross margin	$36,292	$2,002	$8,795	$—	$47,089
Depreciation and amortization	3,750	2,266	280	5,805	12,101
Other operating costs and expenses	—	—	1,782	25,743	27,525

Operating income (loss)	$32,542	$(264)	$6,733	$(31,548)	7,463

Patent litigation, net of expenses					2,085
Interest and other expenses, net					2,825

Segment earnings from continuing operations before income taxes					$2,553

Total assets	$14,740	$18,125	$4,788	$29,004	$66,657

Goodwill	$—	$—	$—	$2,245	$2,245

Capital Expenditures	$1,012	$1,967	$—	$2,924	$5,903

      Segment information for the year ended December 31, 2003 (Predecessor) is as follows (in thousands):

	Telecommunication	Direct Call	Equipment	Corporate
	Services	Provisioning	Sales & Other	and Other	Total

Revenue from external customers	$50,645	$56,735	$9,864	$—	$117,244

Segment gross margin	$30,552	$5,303	$5,667	$—	$41,522
Depreciation and amortization	3,177	2,148	127	6,440	11,892
Other operating costs and expenses	—	—	1,765	24,867	26,632

Operating income (loss)	$27,375	$3,155	$3,775	$(31,307)	2,998

Patent litigation, net of expenses					(9,935)
Interest and other expenses, net					3,761

Segment earnings from continuing operations before income taxes					$9,172

Total assets	$11,158	$14,855	$2,219	$40,637	$68,869

Goodwill	$—	$—	$—	$2,245	$2,245

Capital Expenditures	$1,823	$1,672	$—	$3,017	$6,512

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Segment information for the period from January 1, 2004 to March 2, 2004 (Predecessor) is as follows (in thousands):

	Telecommunication	Direct Call	Equipment	Corporate
	Services	Provisioning	Sales & Other	and Other	Total

Revenue from external customers	$7,552	$9,651	$232	$—	$17,435

Segment gross margin	$4,426	$1,521	$101	$—	$6,048
Depreciation and amortization	542	268	33	806	1,649
Other operating costs and expenses	—	—	103	9,129	9,232

Operating income (loss)	$3,884	$1,253	$(35)	$(9,935)	(4,833)

Transaction expenses					5,365
Interest and other expenses, net					2,191

Segment loss from continuing operations before income taxes					$(12,389)

Capital Expenditures	$211	$351	$—	$—	$562

      Segment information for the period from January 12, 2004 to December 31, 2004 (Successor) is as follows (in thousands):

	Telecommunication	Direct Call	Solutions	Equipment	Corporate
	Services	Provisioning	Services	Sales & Other	and Other	Total

Revenue from external customers	$30,341	$120,868	$18,466	$3,701	$—	$173,376

Segment gross margin	$17,126	$21,226	$2,466	$1,675	$—	$42,493
Depreciation and amortization	2,155	6,126	—	50	4,826	13,157
Non-cash impairment	44,805	—	5,780	—	—	50,585
Other operating costs and expenses	—	1,753	196	360	30,861	33,170

Operating income (loss)	$(29,834)	$13,347	$(3,510)	$1,265	$(35,687)	$(54,419)

Transaction expenses						987
Interest and other expenses, net						14,001

Segment loss from continuing operations before income taxes						$(69,407)

Total assets	$12,001	$220,028	$17,807	$1,538	$20,762	$272,136

Goodwill	$—	$50,213	$—	$—	$—	$50,213

Capital Expenditures	$—	$11,808	$—	$—	$548	$12,356

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Segment information for the 79 day period from January 12, 2004 to March 31, 2004 (Successor) is as follows (in thousands) (unaudited):

	Telecommunication	Direct Call	Solutions	Equipment	Corporate
	Services	Provisioning	Services	Sales & Other	and Other	Total

Revenue from external customers	$3,915	$5,751	$—	$70	$—	$9,736

Segment gross margin	$2,347	$1,383	$—	$45	$—	$3,775
Depreciation and amortization	208	200	—	5	612	1,025
Other operating costs and expenses	—	—	—	65	3,174	3,239

Operating income (loss)	$2,139	$1,183	$—	$(25)	$(3,786)	$(489)

Interest and other expenses, net						623

Segment loss from continuing operations before income taxes						$(1,112)

Capital Expenditures	$—	$319	$—	$—	$231	$550

      Segment information for the period from January 1, 2005 to March 31, 2005 (Successor) is as follows (in thousands) (unaudited):

	Telecommunication	Direct Call	Solutions	Equipment	Corporate
	Services	Provisioning	Services	Sales & Other	and Other	Total

Revenue from external customers	$7,745	$72,033	$11,263	$385	$—	$91,426

Segment gross margin	$4,369	$15,127	$870	$376	$—	$20,742
Depreciation and amortization	592	4,780	—	14	33	5,419
Other operating costs and expenses	—	2,082	304	34	9,051	11,471

Operating income (loss)	$3,777	$8,265	$566	$328	$(9,084)	$3,852

Interest and other expenses, net						6,698

Segment loss from continuing operations before income taxes						$(2,846)

Total assets	$13,659	$221,866	$17,262	$1,117	$15,143	$269,047

Goodwill	$—	$50,263	$—	$—	$—	$50,263

Capital Expenditures	$—	$3,205	$—	$—	$2,088	$5,293

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(9) INCOME TAXES
      Income tax expense is as follows (in thousands):

				For the 355 Day
	For the Years Ended		For the 62 Day	Period from
	December 31,		Period from	January 12, 2004
			January 1, 2004 to	to December 31,
	2002	2003	March 2, 2004	2004

	Predecessor	Predecessor	Predecessor	Successor
Current:
Federal	$—	$150	$—	$—
State	180	—	—	—

Total	180	150	—	—

Deferred:
Federal	—	2,339	(2,048)	(10,225)
State	—	187	(527)	(2,434)

Total	—	2,526	(2,575)	(12,659)

Total income taxes expense (benefit)	$180	$2,676	$(2,575)	$(12,659)

      Income taxes differ from the expected statutory income tax benefit, by applying the U.S. federal income tax rate of 35% to pretax earnings due to the following (in thousands):

				For the 355 Day
	For the Years Ended		For the 62 Day	Period from
	December 31,		Period from	January 12, 2004
			January 1, 2004 to	to December 31,
	2002	2003	March 2, 2004	2004

	Predecessor	Predecessor	Predecessor	Successor
Expected statutory income tax (benefit) expense	$1,118	$3,119	$(4,336)	$(24,293)
Amounts not deductible for income tax	209	209	1,580	7,160
State taxes, net of federal benefit	336	350	(343)	(2,447)
Change in valuation allowance	(993)	(648)	—	6,921
Other	(490)	(354)	524	—

Total income taxes expense (benefit)	$180	$2,676	$(2,575)	$(12,659)

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2003 and 2004, respectively, are presented below (in thousands):

	2003	2004

	Predecessor	Successor
Net current deferred income tax assets:
Allowance for doubtful accounts	1,370	5,207
Accrued expenses	15	2,534
Other	—	173

Current deferred income tax assets	1,385	7,914
Deferred income tax liabilities:
Other	—	(520)

Current deferred income tax liabilities	—	(520)
Less: Valuation allowance	—	(4,588)

Net current deferred income tax asset	$1,385	$2,806

Net non-current deferred income tax assets (liabilities):
Deferred income tax assets:
Net operating loss and tax credit carryforwards	$1,000	$11,616
Depreciation	420
Other	949	506

Non-current deferred income tax assets	2,369	12,122
Deferred income tax liabilities:
Property and equipment principally due to differences in depreciation	(2,330)	(2,014)
Intangible assets due to difference in book/tax basis	—	(21,379)

Non-current deferred income tax liabilities	(2,330)	(23,393)
Less: Valuation allowance	—	(7,029)

Net non-current deferred income tax asset (liability)	39	(18,300)

Total deferred income tax asset (liability)	$1,424	$(15,494)

      At December 31, 2004, Securus Technologies had net operating loss carryforwards for tax purposes aggregating approximately $28.8 million, which, if not utilized to reduce taxable income in future periods, expire at various dates through the year 2020. Approximately $11.0 million of the net operating loss carryforwards are subject to certain rules limiting their annual usage. Securus Technologies believes these annual limitations will not ultimately affect Securus Technologies’ ability to use substantially all of its net operating loss carry forwards for income tax purposes. As a result of the change of control related to the TZ Holdings Acquisition, the use of the net operating losses may be limited going forward under Internal Revenue Code 382.
      A valuation allowance is provided when it is more likely than not that some portion or the entire net deferred tax asset will not be realized. Securus Technologies calculated the deferred tax liability, deferred tax asset, and the related valuation of net operating loss carryforward for the taxable temporary differences. The valuation allowance represents the excess deferred tax asset for the net operating loss carryforward over the net deferred tax liability. Securus Technologies has offset its deferred tax assets with a valuation allowance of $11.6 million against net operating loss carryforwards. At December 31, 2003, T-Netix (Predecessor) had no valuation allowance.
      The exercise of stock options granted under T-Netix’s 1991 Non-Qualified Stock Plan (“NSO”) stock option plan gives rise to compensation, which is included in the taxable income of the applicable option holder and is deductible by T-Netix for federal and state income tax purposes. The income tax

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
benefit associated with the exercise of the NSO options is recorded as an adjustment to additional paid-in capital when realized.
(10) STOCKHOLDERS’ EQUITY

Common Stock
      The authorized common stock of the Company includes 935,000 shares of Common Stock and 65,000 shares of Class B Common Stock. At December 31, 2004 and March 31, 2005, 543,859.65 shares of Common Stock are issued and outstanding and 16,856.96 shares of the Class B Common Stock are outstanding as of December 31, 2004 and March 31, 2005. Shares of Class B Common Stock are subject to vesting as described below. Other than provisions related to vesting, holders of the shares of Common Stock and Class B Common Stock has identical rights and privileges with the exception the holders of Common Stock has a $57 per share liquidation preference. The Company’s credit facilities substantially restrict the ability to pay dividends to holders of common stock.

Warrants
      In connection with the acquisition of Evercom on September 9, 2004, warrants to purchase 51,011 shares of Common Stock were issued to holders of the Senior Subordinated Notes. The warrant exercise price is $0.01 per share, is immediately exercisable upon issuance, and expires on September 9, 2014. As a result, Securus Technologies discounted the face value of the Senior Subordinated Notes by $2.9 million representing the estimated fair value of the stock warrants at the time of issuance.

Restricted Stock Purchase Plans
      The Company adopted a 2004 Restricted Stock Purchase Plan following the consummation of the acquisition of Evercom under which certain of our employees may purchase shares of our Class B Common Stock. The maximum number of authorized shares that may be delivered pursuant to awards granted under the 2004 Restricted Stock Purchase Plan is 64,835, which equals 9.75% of our total issued and outstanding shares of common stock on a fully diluted basis, subject to adjustment for changes in our capital structure such as stock dividends, stock splits, stock subdivisions, mergers and recapitalizations. Our Board of Directors administers the 2004 Restricted Stock Purchase Plan. The plan is designed to serve as an incentive to attract and retain qualified and competent employees. The per share purchase price for each share of Class B Common Stock is determined by our Board of Directors. Class B Common Stock will vest based on performance criteria or ratably over a period or periods, as provided in the related restricted stock purchase agreement.
      As of December 31, 2004, 16,856.96 shares of Class B Common Stock were granted under the 2004 Restricted Stock Purchase Plan. All of such 16,856.96 shares were acquired by the Company’s Chief Executive Officer (“CEO”) pursuant to a restricted stock purchase agreement. These shares are subject to forfeiture pursuant to the terms of the 2004 Restricted Stock Purchase Plan and the restrictions described hereafter. The restriction period for the CEO’s restricted stock ends upon the occurrence of certain events and upon lapse of time. With respect to 38.46% of the stock, the restriction period ends upon the sale of the Company’s stock by certain of the Company’s other stockholders. The restriction period for 30.77% of the stock ends upon the lapse of time, 6.154% each December 31 and June 30 beginning December 31, 2004. With respect to the remaining shares, the restriction period ends upon the Company attaining certain performance measures determined by the Company’s Board of Directors and the CEO. Further, upon a change of control of the Company, the restriction period could end for all of the CEO’s restricted shares that have not previously vested. The restricted shares are entitled to dividends, if declared, which will be distributed upon termination of the restriction period with respect to any such restricted shares. The Company measures compensation expense on these restricted shares commensurate with their vesting

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
schedules. For the portion of the restricted shares that vest contingently with the occurrence of certain events, the Company records compensation expense when such events become probable. On December 31, 2004 and March 31, 2005, the incremental compensation expense on the restricted shares issued to the CEO was determined based on the estimated fair value of the Class B Common Stock, which resulted in a de minimus compensation charge to the consolidated statement of operations.

Options
      The Company granted options to a member of the Company’s Board of Directors to purchase an additional 5,263 shares of our common stock at a price per share of $57, which option is exercisable within the 12-month period beginning September 9, 2004.
      The following information summarizes the shares subject to options:

		Weighted
		Average
	Number of	Exercise Price
	Shares	per Share
	2004	2004

Options outstanding — beginning of year (January 12, 2004)	—	$—
Granted	5,263	57
Expired and forfeited	—	—
	—	—
Options outstanding — end of year	5,263	$57

Options exercisable — end of year	5,263

      The following table summarizes information about options outstanding as of December 31, 2004:

		Weighted Average Remaining
Exercise Price	Contractual Life	Options Outstanding

$57	5,263	1
      Old T-Netix reserved 5,850,000 shares of common stock for employees and non-employee directors under various stock option plans (collectively the “Plans”): the 1991 Incentive Stock Option Plan (the “1991 ISO Plan”); the 1991 Non-Qualified Stock Option Plan (the “1991 NSO Plan”); the 1993 Incentive Stock Option Plan (the “1993 ISO Plan”) and the 2001 Stock Option Plan (the “2001 Plan”). The Plans provided for issuing both incentive and non-qualified stock options, which must be granted at not less than 100% of the fair market value of the stock on the date of grant. All options were granted at the fair market value of the stock as determined by the Board of Directors. Options that were issued prior to 1994 had vesting terms of one to three years from the date of grant. Substantially all of the Incentive Stock Options that were issued after 1993 had vesting terms of four years from the date of grant. All options expired ten years from the date of grant.

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the Old T-Netix (Predecessor) stock option activity, and related information through March 2, 2004, is as follows:

		Options Outstanding

			Weighted
	Shares		Average
	Available for	Number of	Exercise
	Grant	Shares	Price

Balance at December 31, 2001	1,203,388	3,017,471	$4.32
Granted	(588,500)	588,500	$3.00
Exercised	—	(19,842)	$1.63
Canceled	338,500	(338,500)	$4.61

Balance at December 31, 2002	953,388	3,247,629	$3.93
Granted	(80,500)	80,500	$1.30
Canceled	261,090	(261,090)	$3.19

Balance at December 31, 2003	1,133,978	3,067,039	$3.93
Exercised	(1,133,978)	(3,067,039)	$2.61
Canceled	—	—	$—

Balance at March 2, 2004	—	—	$—
      The range of exercise prices for common stock options outstanding and options exercisable at December 31, 2003 is as follows:

	Options Outstanding		Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price

$0.00 — $1.37	80,500	9.2	$1.30	—	$—
$1.37 — $2.74	891,789	5.9	$2.14	600,439	$2.03
$2.74 — $4.11	1,020,450	7.8	$3.12	409,525	$3.21
$4.11 — $5.48	215,300	5.3	$5.05	215,300	$5.05
$5.48 — $6.86	556,750	3.8	$5.83	510,500	$5.79
$6.86 — $8.23	228,500	2.1	$7.25	228,500	$7.25
$8.23 — $13.71	73,750	2.7	$11.64	73,750	$11.64

	3,067,039	5.8	$3.93	2,038,014	$4.46

      In March 2004, all outstanding employee incentive and non-qualified stock options were exercised and Old T-Netix’s Stock Option Plans were terminated in conjunction with the acquisition of T-Netix, Inc. by TZ Holdings (see Note 2).

Redeemable Convertible Preferred Stock
      In November 2002, T-Netix obtained new financing including a $9.0 million Senior Subordinated Promissory Note, due in 2008. Subject to the issuance of this note, the lender received detachable stock purchase warrants, which were immediately exercisable, to purchase 186,792 shares of common stock at an exercise price of $0.01 per share. The estimated fair value of the stock purchase warrants, calculated using the Black-Scholes model, was recorded as a debt discount and amortized over the term of the Senior Subordinated Promissory Note. In March 2004, the warrants were exercised by the lender in conjunction with the acquisition of T-Netix by TZ Holdings (see Note 2).

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(11) INTEREST RATE SWAP
      Since the interest rate on the Senior Secured Term Loan outstanding under the former Credit Facility was variable, T-Netix was exposed to variability in interest payments due to changes in interest rates. Management believed that it was prudent to limit variability of its interest payments. To meet this objective, on March 31, 2003, T-Netix entered into an interest rate swap agreement, which effectively converted the $10.5 million of variable rate debt outstanding under the former Credit Facility to a fixed rate. Under the terms of this interest rate swap agreement, the notional amount of the swap coincided with the maturity schedule of the former Senior Secured Term Loan and had an expiration date of September 2006. On a quarterly basis, T-Netix received variable interest rate payments based on 90 day LIBOR and made fixed interest rate payments of 2.4%, thereby creating the equivalent of fixed rate debt. The net effect of this agreement was to lock the effective interest rate on the former Senior Secured Term Loan at 8.4% through its maturity in 2006.
      T-Netix designated the interest rate swap as a cash flow hedge in accordance with the requirements of SFAS No. 133, Accounting for Derivatives and Hedging Activities, and its amendments. Any gain or loss was recorded as interest expense in the same period or periods that the hedged transaction affected earnings. At December 31, 2003, the fair value of the interest rate swap, with quarterly settlements through September 2006, was a liability of approximately $0.1 million with the offset recorded in other comprehensive income. T-Netix assessed the valuation of the interest rate swap on a quarterly basis. T-Netix did not enter into derivative instruments for any other purpose than cash flow hedging purposes and did not intend to speculate using derivative instruments.
      T-Netix entered into a New Credit Facility on March 3, 2004 and terminated the swap agreement immediately by paying the future liability to the counterparty of the contract at which time the amount recorded in other comprehensive income was reclassified to the statement of operations.
(12) RELATED-PARTY TRANSACTIONS
      In connection with the acquisition of Evercom, Securus Technologies paid transaction fees and expenses of $2.6 million to one company affiliated with certain stockholders. These amounts were capitalized in connection of the acquisition of T-Netix and Evercom.
      On September 9, 2004, the Company entered into a professional and consulting services agreement with a company affiliated with certain stockholders. The consulting agreement requires payments of the aggregate minimum annual consulting fees over the next five years in the following amounts (in thousands):

Years Ending December 31:

2005	$750
2006	750
2007	750
2008	750
2009	750
      The consulting agreement also provides for the reimbursement of direct expenses. Upon termination of the consulting agreement, the Company shall pay 2% of the enterprise value (as defined) of the Company to such affiliated company.
      The professional and consulting service agreement entitles the related-party to a 2% fee based on the transaction value (as defined) for any asset or stock acquisitions by Securus Technologies.
      The professional and consulting services agreement has a five-year term and is cancelable at either party’s discretion. In connection with this agreement, Securus Technologies paid $0.4 and $0.2 million for

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the 355 day period from January 12, 2004 to December 31, 2004 and for the three months ended March 31, 2005, respectively. The liability due to the affiliated company was $0.1 million at December 31, 2004 and March 31, 2005.
(13) COMMITMENTS AND CONTINGENCIES

(a) Operating Leases
      Securus Technologies leases office space and certain office equipment under operating lease agreements and certain computer and office equipment under capital lease agreements. Rent expense under operating lease agreements for the 62 day period from January 1, 2004 to March 2, 2004, for the 79 day period from January 12, 2004 to March 31, 2004 and for the three months ended March 31, 2005 was approximately $0.2 million, $0.2 million and $0.6 million, respectively. Rent expense under operating lease agreements for the years ended December 31, 2002 and 2003 and for the 355 day period from January 12, 2004 to December 31, 2004 was approximately $1.0 million, $1.1 million, and $1.2 million, respectively.
      Future minimum lease payments under these lease agreements for each of the next five years are summarized as follows (in thousands):

Years Ending December 31:

2005	$1,991
2006	1,903
2007	1,347
2008	1,026
2009	896
Thereafter	5,187

Total minimum lease payments	$12,350

(b) Minimum payments to customers
      The Company is required to make the following minimum commission payments to certain of its correctional facility customers regardless of the level of revenues generated by the Company on those contracts (in thousands):

Years Ending December 31:

2005	$5,755
2006	1,216
2007	280
2008	145
2009	18
Thereafter	—

Total minimum commission payments	$7,414

      No liability has been recorded as of December 31, 2004 because the Company expects to generate sufficient revenues from these contracts in future periods to offset these payments consistent with contractual and historical average commission rates and because the Company would not owe these amounts if the correctional facility customer terminates the agreement.

(c) Employment Agreements
      As of December 31, 2004, Securus Technologies had entered into employment agreements with certain key management personnel, which provided for minimum compensation levels and incentive

SECURUS TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
bonuses along with provisions for termination of benefits in certain circumstances and for certain severance payments in the event of a change in control (as defined).

(d) Customer Disputes
      The Company has recently received a letter from a vendor that claims the Company owes approximately $2.5 million on services rendered over the last four years that were never originally billed by the vendor. The Company disputes this claim but has accrued $0.4 million of expense as of December 31, 2004 based on management’s estimate of the probable outcome of this dispute.

(e) Litigation
      From time to time the Company is subject to various legal proceedings and claims that arise in the ordinary course of business operations. The Company believes the ultimate disposition of these matters will not have a material adverse effect on its financial condition, liquidity, or results of operations.
      T-Netix is a defendant in a state case brought in June 2000 in the Superior Court of Washington for King County, styled Sandy Judd, et al. v. American Telephone and Telegraph Company, et al. In this case, the complaint joined several inmate telecommunications service providers as defendants, including T-Netix. The complaint includes a request for certification by the court of a plaintiffs’ class action consisting of all persons who have been billed for and paid for telephone calls initiated by an inmate confined in a jail, prison, detention center or other Washington correctional facility. The complaint alleges violations of the Washington Consumer Protection Act (“WCPA”) and requests an injunction under the Washington Consumer Protection Act and common law to enjoin further violations. The trial court dismissed all claims with prejudice against all defendants except T-Netix and AT&T. The T-Netix and AT&T claims have been referred to the Washington Utilities and Transportation Commission while the trial court proceeding is in abeyance. The outcome cannot be determined at this time.
      The Company and certain of its subsidiaries including T-Netix, Inc., Evercom, Inc., Evercom Systems, Inc. and/or some of the predecessors in interest to Evercom Systems, Inc., are parties to several lawsuits brought by prisoners, and family members of prisoners, in various jails and prisons in several states. The causes of action vary among the cases, but common allegations are antitrust violations, unfair trade practices, constitutional claims such as due process and equal protection, and claims under the Telecommunication Act. The lawsuits seek actual damages and injunctive relief, as well as punitive damages, statutory damages under various state statutes, and attorneys’ fees for the plaintiffs’ counsel. Each lawsuit also sought certification as a class action, with all persons who are recipients of, and/or who have been billed for, telephone calls initiated by inmates confined in jails, prisons or other correctional facilities as the plaintiff class. The Company does not believe that any of these suits have merit and is vigorously defending against each of them. In the opinion of management, the Company is unable to determine the possible outcome or to estimate the amount or range, if any, of potential loss if the outcome is unfavorable to the Company. Therefore, no amount has been recorded in the consolidated financial statements.
* * * * *

INDEPENDENT AUDITORS’ REPORT
Board of Directors and Stockholders of
Evercom Holdings, Inc. and Subsidiaries
      We have audited the accompanying consolidated balance sheets of Evercom Holdings, Inc. and subsidiaries (“Evercom”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Evercom’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Evercom as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 1 to the consolidated financial statements, during 2003, Evercom adopted Statements of Financial Accounting Standards No. 145, and as a result, reclassified the extraordinary loss on the debt extinguishment of $1,054,871 recorded during 2001 to operating expenses. Additionally, in the year ended December 31, 2002, Evercom changed its method of accounting for intangible assets to conform to the Statement of Financial Accounting Standards No. 142.
Deloitte & Touche LLP
Dallas, Texas
April 16, 2004

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
			June 30,
	2002	2003	2004

			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$248,380	$264,510	$2,701,879
Accounts receivable — net	31,903,654	42,920,361	41,327,060
Refundable income taxes	237,207	42,782	1,085,993
Inventories — net	2,625,709	2,552,408	2,956,420
Prepaid expenses and other current assets	2,229,983	1,232,881	1,746,678

Total current assets	37,244,933	47,012,942	49,818,030

PROPERTY AND EQUIPMENT — Net	23,418,453	23,495,735	24,223,161
GOODWILL — Net	52,380,613	52,380,613	52,380,613
INTANGIBLE AND OTHER ASSETS — Net	14,361,744	10,210,239	9,482,061

TOTAL	$127,405,743	$133,099,529	$135,903,865

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$26,664,684	$29,569,106	$32,031,148
Accrued expenses	35,555,728	20,681,693	19,864,665
Current portion of long-term debt	115,000,000	13,074,270	12,280,836

Total current liabilities	177,220,412	63,325,069	64,176,649

LONG-TERM DEBT	36,889,013	27,333,593	24,583,593
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, Senior and First Preferred Series A, $.01 par value — 6,000 and 5,000 shares authorized, 5,303 and 5,000 shares issued and outstanding for Senior and First Preferred Series A as of December 31, 2002 (cumulative liquidation value of $10,303,000 as of December 31, 2002)	103
Common stock, $.01 par value — 100,000 shares authorized, 29,688 shares outstanding as of December 31, 2002	296
Common stock, $.01 par value — 7,500,000 shares authorized, 5,905,557 shares issued and outstanding as of December 31, 2003 and June 30, 2004		59,056	59,056
Deferred compensation expense on restricted common stock and options		(142,260)	(551,779)
Additional paid-in capital	32,966,572	162,857,172	164,157,944
Accumulated deficit	(119,670,653)	(120,333,101)	(116,521,598)

Total stockholders’ equity (deficit)	(86,703,682)	42,440,867	47,143,623

TOTAL	$127,405,743	$133,099,529	$135,903,865

See notes to consolidated financial statements.

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Six Months Ended June 30,

	2001	2002	2003	2003	2004

				(Unaudited)	(Unaudited)
OPERATING REVENUE	$245,178,720	$238,834,966	$233,095,834	$115,082,803	$126,281,295
OPERATING EXPENSES:
Telecommunication costs	102,651,083	102,007,595	88,853,504	45,931,991	47,945,773
Facility commissions	81,867,048	82,161,229	81,539,061	40,526,654	45,456,875
Field operations and maintenance	7,552,345	6,977,728	8,303,979	4,013,208	4,230,806
Selling, general, and administrative	21,557,373	21,119,717	24,203,560	10,490,922	13,184,771
Cost of equipment sales	3,651,049	1,054,569	2,320,034	711,679	807,899
Depreciation and impairment	11,065,403	13,892,652	10,529,278	5,720,420	4,724,015
Amortization of intangibles	11,058,688	4,921,015	3,957,665	2,121,251	1,647,860
Impairment of goodwill		1,490,476
Loss on debt extinguishment	1,054,871		3,452,781
Compensation expense on issuance of restricted stock and options			139,940	58,197	891,253
Merger related cost					1,055,192
Restructure expense		3,583,662	1,175,697	1,174,269
Gain on sale of fixed assets	(121,620)	(750,705)	(4,347)	(3,363)

Total operating expenses	240,336,240	236,457,938	224,471,152	110,745,228	119,944,444

OPERATING INCOME	4,842,480	2,377,028	8,624,682	4,337,575	6,336,851

OTHER INCOME (EXPENSE):
Interest expense	(19,024,782)	(23,092,796)	(9,245,453)	(6,327,391)	(1,885,522)
Interest income	312,171	31,365	3,860	2,060	5,153
Other (income) expense					227

Total other income (expense)	(18,712,611)	(23,061,431)	(9,241,593)	(6,325,331)	(1,880,142)

(LOSS) INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF THE CHANGE IN ACCOUNTING PRINCIPLE	(13,870,131)	(20,684,403)	(616,911)	(1,987,756)	4,456,709
INCOME TAX EXPENSE	(84,550)	(6,887)	(45,537)		(645,206)

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF THE CHANGE IN ACCOUNTING PRINCIPLE	(13,954,681)	(20,691,290)	(662,448)	(1,987,756)	3,811,503
CUMULATIVE EFFECT OF THE CHANGE IN ACCOUNTING PRINCIPLE		(11,792,000)

NET (LOSS) INCOME	(13,954,681)	(32,483,290)	(662,448)	(1,987,756)	3,811,503
PREFERRED STOCK DIVIDENDS	1,503,518	1,529,744	122,906	122,906

NET (LOSS) INCOME APPLICABLE TO COMMON STOCK	$(15,458,199)	$(34,013,034)	$(785,354)	$(2,110,662)	$3,811,503

See notes to consolidated financial statements.

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

								Deferred
								Compensation
			Old Common		New Common			Expense on
	Preferred		(See Note 3)		(See Note 3)			Restricted	Additional
								Common	Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount		Stock	Capital	Equity (Deficit)	Total

BALANCE — January 1, 2001	10,925	$109	16,433	$164		$		$	$25,206,414	$(73,232,682)	$(48,025,995)
Preferred dividends									(1,078,839)		(1,078,839)
Issuance of common stock			13,720	137					10,177,299		10,177,436
Net loss										(13,954,681)	(13,954,681)

BALANCE — December 31, 2001	10,925	109	30,153	301					34,304,874	(87,187,363)	(52,882,079)
Preferred dividends									(1,338,313)		(1,338,313)
Forfeiture of common and preferred stock	(622)	(6)	(465)	(5)					11		—
Net loss										(32,483,290)	(32,483,290)

BALANCE — December 31, 2002	10,303	103	29,688	296					32,966,572	(119,670,653)	(86,703,682)
Preferred dividends									(122,906)		(122,906)
Reorganization (See Note 3)	(10,303)	(103)	(29,688)	(296)	5,905,557		59,056		129,731,306		129,789,963
Deferred compensation for restricted common stock								(282,200)	282,200		—
Compensation for restricted common stock								139,940			139,940
Net loss										(662,448)	(662,448)

BALANCE — December 31, 2003					5,905,557		59,056	(142,260)	162,857,172	(120,333,101)	42,440,867
Deferred compensation for restricted common stock and options								(1,300,772)	1,300,772		—
Compensation for restricted common stock and options								891,253			891,253
Net income										3,811,503	3,811,503

BALANCE — June 30, 2004 (Unaudited)	—	$—	—	$—	5,905,557		$59,056	$(551,779)	$164,157,944	$(116,521,598)	$47,143,623

See notes to consolidated financial statements.

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(13,954,681)	$(32,483,290)	$(662,448)	$(1,987,756)	$3,811,503
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and impairment	11,065,403	13,892,652	10,529,278	5,720,420	4,724,015
Amortization of intangible assets, including deferred financing costs and change in accounting principle	12,534,439	19,776,455	4,859,688	2,707,509	1,829,145
Compensation expense on restricted common stock and options			139,940	58,197	891,253
Loss on debt extinguishment	1,054,871		3,452,781
Gain on sale of assets	(101,025)	(750,705)	(4,347)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	3,833,064	2,640,222	(11,016,707)	(7,150,916)	1,593,301
Inventories	(3,250,977)	1,115,693	228,115	163,131	(404,012)
Prepaid expenses and other assets	(554,723)	(18,482)	696,089	1,059,677	(1,017,521)
Accounts payable	1,694,012	4,100,371	2,904,422	939,165	2,462,041
Accrued expenses	(641,299)	13,500,352	4,992,480	3,236,113	(817,028)
Income taxes	(712,861)	234,647	194,425	45,253	(1,043,211)

Net cash provided by operating activities	10,966,223	22,007,915	16,313,716	4,790,793	12,029,486

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(13,745,284)	(10,063,692)	(13,673,795)	(6,523,798)	(6,298,684)
Capital expenditures for purchase of intellectual property			(1,603,605)
Refund of escrow for purchase of intellectual property					250,000
Cash outflows for acquisitions	(1,892,177)
Proceeds from the sale of equipment		958,646	7,947

Net cash used in investing activities	(15,637,461)	(9,105,046)	(15,269,453)	(6,523,798)	(6,048,683)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of debt	48,706,409	889,013	2,000,000
Repayment of debt			(1,650,000)		(4,583,407)
Net change in short-term borrowings	(51,615,352)	(13,622,797)	(1,271,660)	1,572,225	1,039,973
Payment of deferred financing costs	(5,441,635)	(93,923)	(173,833)
Proceeds from the issuance of common stock and warrants	9,000,000		67,360	67,360

Net cash (used in) provided by financing activities	649,422	(12,827,707)	(1,028,133)	1,639,585	(3,543,434)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,021,816)	75,162	16,130	(93,420)	2,437,369
CASH AND CASH EQUIVALENTS:
Beginning of year	4,195,034	173,218	248,380	248,380	264,510

End of year	$173,218	$248,380	$264,510	$154,960	$2,701,879

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$16,925,239	$6,986,233	$7,132,919	$3,423,358	$1,260,316

Cash paid for income taxes	$797,411	$—	$—	$—	$1,707,369

NONCASH TRANSACTIONS:
Issuance of common stock for acquisitions	$1,177,436	$—	$—	$—	$—

Exchange of debt for equity	$—	$—	$112,958,000	$112,958,000	$—

Exchange of accrued interest for equity	$—	$—	$15,177,474	$15,177,474	$—

Exchange of accrued dividends for equity	$—	$—	$4,587,493	$4,587,493	$—

Write-off of loan costs	$—	$—	$3,000,364	$3,000,364	$—

Loan costs financed with new debt	$—	$—	$1,454,056	$—	$—

Preferred dividends payable	$1,078,839	$1,338,313	$122,906	$122,906	$—

Sale of assets for forgiveness of accrued dividends	$—	$95,000	$—	$—	$—

See notes to consolidated financial statements.

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      Business — Evercom Holdings, Inc. became the parent and sole owner of Evercom, Inc. on February 19, 2003 (see Note 3). Evercom Holdings, Inc. and subsidiaries, (“Evercom”), owns, operates and maintains telephone systems under contracts with correctional facilities in 43 states and the District of Columbia. Evercom was incorporated on November 20, 1996, and effective December 1, 1996, acquired all of the outstanding equity interests of Talton Telecommunications Corporation and AmeriTel Pay Phones, Inc. Evercom has grown through numerous subsequent acquisitions.
      Evercom accumulates call activity from its various installations and bills its revenues related to this call activity through major local exchange carriers (“LECs”) or through third-party billing services for smaller volume LECs, all of which are granted credit in the normal course of business with terms of between 30 and 60 days. Evercom also provides services representing validation, fraud management and billing services to third parties (“Solutions”). Evercom provides Solutions services for the inmate calls of a major Regional Bell Operating Company (“RBOC”) and several other inmate telecommunication carriers. Evercom performs ongoing credit evaluations of its customers and maintains allowances for unbillable and uncollectible losses based on historical experience.
      The accompanying unaudited consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary to reflect a fair presentation of the financial position, results of operations and cash flows of Evercom as of and for the six-month periods ended June 30, 2004 and 2003. All adjustments, in the opinion of management, are of normal and recurring nature. Some adjustments involve estimates, which may require revision in subsequent interim periods or at year-end. The consolidated financial statements have been presented in accordance with the accounting principles generally accepted in the United States of America.
      Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Evercom and its wholly owned subsidiaries, Evercom, Inc.; Evercom Systems, Inc.; FortuneLinx, Inc.; and EverConnect, Inc. The results of these subsidiaries are included in the financial statements effective with their formation or from their dates of acquisition. Significant intercompany balances and transactions are eliminated in consolidation.
      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Cash and Cash Equivalents — Cash and cash equivalents include cash on hand and investments with a remaining maturity at date of purchase of three months or less.
      Accounts Receivable — Trade accounts receivable represent amounts billed or that shall be billed for calls placed through Evercom’s telephone systems. The majority of these receivables are billed using various LECs or third-party billing services and are reported net of an allowance for unbillable and uncollectible calls, based on historical experience, for estimated chargebacks to be made by the LECs and clearinghouses.
      Inventories — Inventories are stated at the lower of cost, as determined primarily using the weighted average cost method, or market. Inventory is primarily composed of equipment for installation on new contracts and supplies and parts for the telephone systems serviced by Evercom.

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets. The following is a summary of useful lives for major categories of property and equipment.

Asset	Useful Life

Telephone system equipment	5 years
Office equipment	7 years
Leasehold improvements	Lease term
Vehicles	3 years
      Maintenance and repairs are expensed when incurred and major repairs that extend an asset’s useful life are capitalized. When items are retired or disposed, the related carrying value and accumulated depreciation are removed from the respective accounts, and the net difference less any amount realized from the disposition is reflected in the consolidated statement of operations.
      As of December 31, 2001, Evercom changed its estimate of the useful life of its telephone equipment from 7.5 years to 5 years. This change resulted in an increase in expense for 2001 of approximately $1.1 million, which is reported as part of depreciation and impairment expense in Evercom’s 2001 consolidated statement of operations.
      Intangible and Other Assets — Evercom’s intangible and other assets consist of (1) goodwill, which is not being amortized commencing in 2002 and beyond; and (2) finite lived intangibles, which consist of acquired facility contracts, noncompete agreements and deferred loan costs.
      The impact of accounting for the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Intangible Assets, and the annual impairment methodology that Evercom will employ on September 30 of each year in calculating the recoverability of goodwill is discussed in Note 6. This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be challenged.
      Finite lived intangibles are currently evaluated for impairment using the methodology set forth in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of these assets is assessed only when events have occurred that may give rise to impairment. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value of the long-lived assets present in that operation. If such cash flows are less than such carrying amounts, long-lived assets, including such intangibles, are written down to their respective fair values. Amortization is provided on a straight-line basis over the estimated useful lives of the related assets. The following is a summary of the useful lives of the major categories of finite lived intangible assets:

Weighted Average
Asset	Useful Life

Acquired facility contracts, amortized over the contract term	3.5 years
Non-compete agreements, amortized over the agreement term	7.5 years
Deferred loan costs, amortized over the loan term	4.5 years
Other assets and intangibles	2.5 years
      Prior to 2002, Evercom employed the impairment methodologies set forth in SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. These methodologies did not differ substantially from SFAS No. 144 as they related to finite lived intangibles.
      Income Taxes — Evercom accounts for income taxes using the liability method in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and liabilities are provided for temporary differences between the financial statement and tax bases of the assets and liabilities using current tax rates. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not those such assets will be realized.
      Stock-Based Compensation — Stock-based compensation arising from stock option grants is accounted for by the intrinsic value method under Accounting Principles Board Opinion No. 25 (“APB No. 25”). SFAS No. 123, Accounting for Stock-Based Compensation, encourages (but does not require) the cost of stock-based compensation arrangements with employees to be measured based on the fair value of the equity instrument awarded. As permitted by SFAS No. 123, Evercom continues to apply APB No. 25 and related interpretations in accounting for its options. No compensation cost has been recognized for such option grants as the exercise price of the options granted was not below the estimated fair value of the stock at the grant date and subsequent measurement dates for variable options. Had compensation costs for Evercom’s options been determined based on fair value at the grant date of the option awards and subsequent measurement dates for variable options consistent with the method prescribed by SFAS No. 123, Evercom’s pro forma net income for December 31 would have been as follows:

	December 31,			June 30,

	2001	2002	2003	2003	2004

				(Unaudited)	(Unaudited)
Net (loss) income, as reported	$(13,954,681)	$(32,483,290)	$(662,448)	$(1,987,756)	$3,811,502
Total employee compensation expense determined under fair-value based method for all stock option awards, net of tax	(705,000)	(478,255)	(600,000)	(48,267)	(379,698)

Pro-forma net (loss) income	$(14,659,681)	$(32,961,545)	$(1,262,448)	$(2,036,023)	$3,431,804

      There were no options issued during 2002 and for the six months ended June 30, 2004. Fair value of stock options granted in 2003 and 2001 were calculated in accordance with the Black-Scholes option pricing model, using the following assumptions: expected volatility of 0% and 0%; expected dividend yield of 0% and 0%; expected option term of eight and ten years and risk free rate of return ranging from 3.5% and 4.9% for options granted in 2003 and 2001, respectively.
      Revenue Recognition — Revenues related to collect and prepaid calling services are recognized during the period in which the calls are made. In addition, during the same period, Evercom accrues the related telecommunication costs for validating, transmitting, billing and collection, and line and long-distance charges, along with commissions payable to the facilities and allowances for unbillable and uncollectible calls, based on historical experience.
      Revenues related to the Solutions services are recognized in the period in which the calls are processed through Evercom’s system. During the same period, Evercom accrues the related telecommunications costs for validating, transmitting, and billing and collection costs, along with allowances for unbillable and uncollectible calls, based on historical experience.
      Evercom applies Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal versus net as an Agent. Based on this consensus, all revenues related to the Solutions services are presented in the statement of operations at the net amount. That is the amount charged to the customer less the amount paid to the inmate telecommunication provider.
      Prepayments for communications services are deferred and recognized as revenue as the communications services are provided.

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Facility Commissions — Under the terms of Evercom’s telephone system contracts with correctional facilities, Evercom pays commissions to these facilities generally based on call volume revenues. Facility commissions are accrued during the period the revenues are generated.
      New Accounting Pronouncements — SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, was issued in April 2002 and is applicable to fiscal years beginning after May 15, 2002. One of the provisions of this technical statement is the rescission of SFAS No. 4, Reporting Gains and Losses From Extinguishment of Debt, whereby any gain or loss on the early extinguishment of debt that was reclassified as an extraordinary item in prior periods in accordance with SFAS No. 4, which does not meet the criteria of an extraordinary item as defined by APB Opinion 30, must be reclassified. During 2003, Evercom adopted Statements of Financial Accounting Standards No. 145, and as a result, reclassified the extraordinary loss on the debt extinguishment of $1,054,871 recorded during 2001 to operating expenses.
      In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both debt and equity. SFAS No. 150, as amended by FASB Staff Position 150-3, is effective for Evercom in fiscal year 2005. SFAS No. 150 will require, among other matters, mandatorily redeemable preferred stock to be classified as a liability. The accounting treatment for convertible and redeemable preferred stock currently is not change by this statement. Evercom is in the process of evaluating the effects of this statement.
      In December 2003, the FASB revised FIN 46, Consolidation of Variable Interest Entities — An Interpretation of Accounting Research Bulletin No. 51, addresses consolidation by business enterprises of variable interest which have one of the following characteristics: The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity or the equity investors lack one or essential characteristics of a what is considered a controlling financial interest. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.
      In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

2.	ACQUISITIONS
      On May 30, 2001, Evercom acquired all of the capital stock of FortuneLinx, Inc., for shares of Evercom’s old Class “A” Common Stock equal to 6% of Evercom’s Common Stock on a fully diluted basis. 3%, or 1,368 shares, was issued on May 30, 2001, and the remaining 3% was forfeited because certain financial performance objectives were not achieved. Additionally, options were issued to the sellers allowing them to purchase up to 1% of Evercom’s Class “A” Common Stock on a fully diluted basis at an exercise price of $2,000 per share. These options were also forfeited in 2002 because certain performance objectives were not achieved. In conjunction with the closing, a note payable to a FortuneLinx shareholder in the principal amount of $780,000 was repaid during 2001 plus accrued interest.
      The above acquisition was accounted for using the purchase method of accounting as of the acquisition date, and accordingly, only the results of operations of the acquired company subsequent to the acquisition date are included in the consolidated financial statements of Evercom. At the acquisition date,

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the purchase price of approximately $2.4 million was allocated to assets acquired, including identifiable intangibles and liabilities assumed based on their fair values. The excess of the total purchase price over the fair value of the net assets acquired represents goodwill, approximately $2.4 million.
      Pro forma condensed consolidated results of operations assuming FortuneLinx, Inc. had been acquired on January 1, 2001 are not presented because the acquisition was not considered significant.

3.	EXCHANGE OFFER AND REORGANIZATION
      In November 2002, Evercom, Inc.’s Board of Directors and major stockholders approved a reorganization agreement (the “Agreement”) and created two new subsidiaries: EI Merger Holdings, Inc. (a direct subsidiary) and EI Merger Sub, Inc. (an indirect subsidiary). The Agreement required Evercom, Inc. to offer to holders of its $115.0 million of 11% Senior Notes a 98% ownership of the reorganized Evercom in exchange for forgiveness of the Senior Notes and accrued interest. The Agreement provided that upon consummation of the exchange offer to Evercom, Inc.’s Senior Note holders, Evercom, Inc. would merge with its indirect subsidiary, EI Merger Sub, Inc., leaving EI Merger Holdings, Inc. (“Parent”) as the new holding company. In the reorganization, Evercom, Inc.’s Common and Preferred stock were to be converted into the right to receive warrants to acquire a 2% interest in Parent (with former Senior Noteholders that tendered into the exchange offer owning the remaining 98% of Parent). All existing Evercom, Inc. warrants and cumulative preferred dividends and related interest were to be cancelled in the reorganization. Evercom, Inc.’s Common and Preferred stockholders were also to receive warrants to acquire up to an additional 15% interest in Parent at substantially higher strike prices. (See Note 10.)
      Holders of 98.2% of the outstanding principal amount of Senior Notes accepted the exchange offer and the merger closed on February 19, 2003. The remaining 1.8% of the Senior Notes, representing approximately $2.0 million of principal, remains an outstanding obligation of Evercom. As a result of an amendment to the indenture governing the Senior Notes (achieved in connection with the exchange offer), all covenants previously required by the Indenture were eliminated and Evercom is no longer required to file periodic reports with the Securities and Exchange Commission and none of its debt or equity securities is publicly traded. The Senior Notes are re-designated as “Subordinated Notes” in Evercom’s 2003 financial statements. On March 13, 2003, the Board of Directors approved a change in the name of EI Merger Holdings, Inc. to “Evercom Holdings, Inc.”

4.	ACCOUNTS RECEIVABLE — NET
      Accounts receivable consist of the following:

	December 31,

	2002	2003	June 30, 2004

			(Unaudited)
Trade accounts receivable	$38,764,768	$46,951,903	$46,709,937
Advance commissions receivable	2,281,924	2,980,784	2,203,223
Employees and other	128,788	412,712	75,077

	41,175,480	50,345,399	48,988,237
Less allowance for unbillable and uncollectible chargebacks	(9,271,826)	(7,425,038)	(7,661,177)

	$31,903,654	$42,920,361	$41,327,060

      At December 31, 2002 and 2003 and June 30, 2004, Evercom had advanced commissions to certain facilities of $2,377,981 and $3,224,313 and $2,705,879 (unaudited), respectively, which are recoverable

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
from such facilities as a reduction of earned commissions at specified monthly amounts. Amounts included in accounts receivable represent the estimated recoverable amounts during the next fiscal year with the remaining long-term portion recorded in other assets.
      Evercom bills the majority of its collect call revenue through direct billing arrangements with LECs. The LECs establish reserves for future uncollectibles by withholding funds from Evercom as part of the recurring receivables settlement process. The allowance for unbillable and uncollectible chargebacks reflected in the financial statements of Evercom is dependent upon a number of factors, including (i) the amount of reserves already established by the LECs or third-party billing services and (ii) Evercom’s historical unbillable and uncollectible experience.

5.	PROPERTY AND EQUIPMENT — NET
      Property and equipment consist of the following:

	December 31,

	2002	2003	June 30, 2004

			(Unaudited)
Telephone system equipment	$62,920,376	$73,037,000	$78,547,367
Office equipment	3,021,498	3,084,063	3,110,779
Leasehold improvements	968,068	1,071,344	1,150,096
Vehicles	347,123	398,648	398,648
Work in process	1,099,828	1,091,676	605,192

	68,356,893	78,682,731	83,812,082
Less accumulated depreciation	(44,938,440)	(55,186,996)	(59,588,921)

	$23,418,453	$23,495,735	$24,223,161

      Depreciation and impairment of property and equipment in 2001, 2002, 2003 and for the six-months ended June 30, 2003 and 2004 was $11,065,403, $13,892,652, $10,529,278, $5,720,420 (unaudited) and $4,724,015 (unaudited), respectively. Included in depreciation and impairment in 2001, is an impairment loss of $2,533,004 representing the net book value of telephone system equipment that was removed from service. Also, as of December 31, 2001, Evercom changed its estimate of the useful life of its telephone system equipment from 7.5 years to 5 years.

6.	INTANGIBLE AND OTHER ASSETS — NET
      In June 2001, the FASB issued SFAS No. 142. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually at a minimum for potential impairment by comparing the carrying value to the fair value of the reporting unit to which they are assigned. Evercom has one reporting unit. Accordingly, Evercom has ceased goodwill amortization as of the beginning of fiscal 2002. SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level upon initial adoption and at least annually thereafter, utilizing a two-step methodology. The initial step requires Evercom to determine the fair value of its reporting unit and compare it to the carrying value, including goodwill of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds the corresponding fair value, the goodwill may be impaired. The amount, if any, of the impairment would then be evaluated with the goodwill balance being adjusted to approximate fair value.
      In connection with adopting this standard, Evercom, completed the transitional testing of goodwill in 2002. The results of this testing indicated that the carrying values of the net assets of Evercom exceeded

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the estimated fair value of the entity as determined utilizing various valuation techniques, including discounted cash flow and offers from third parties to acquire equity in Evercom. This is attributable to decreases in forecasted results versus those previously contemplated. Accordingly, an impairment charge has been recognized as a change in accounting principle as of the beginning of 2002. The impairment charge was $11.8 million on a before- and after-tax basis.
      Had SFAS No. 142 been effective at the beginning of 2001, the non-amortization provisions would have had the following effect on the results of the years ended December 31:

	2003	2002	2001

Reported net loss	$(662,448)	$(32,483,290)	$(13,954,681)
Add back-Goodwill amortization			4,296,243
Add back-Cumulative effect of the change in accounting principle		11,792,000

Adjusted loss before cumulative effect of the change in accounting principle	$(662,448)	$(20,691,290)	$(9,658,438)

      Intangible and other assets consist of the following:

	December 31, 2002

	Gross Carrying	Accumulated
	Amount	Amortization	Net

Acquired facility contracts	$17,183,653	$(10,371,452)	$6,812,201
Non-compete agreements	100,000	(81,111)	18,889
Deferred loan costs	11,414,382	(4,794,640)	6,619,742
Other assets and intangibles	244,104	(25,289)	218,815
Deposits	596,040		596,040
Noncurrent portion of commission advances to facilities	96,057		96,057

Intangible assets	$29,634,236	$(15,272,492)	$14,361,744

	December 31, 2003

	Gross Carrying	Accumulated
	Amount	Amortization	Net

Acquired facility contracts	$19,942,583	$(14,202,948)	$5,739,635
Non-compete agreements	100,000	(94,444)	5,556
Deferred loan costs	1,732,375	(116,903)	1,615,472
Other assets and intangibles	393,988	(138,125)	255,863
Acquired intellectual property	1,603,605		1,603,605
Deposits	746,579		746,579
Noncurrent portion of commission advances to facilities	243,529		243,529

Intangible assets	$24,762,659	$(14,552,420)	$10,210,239

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	June 30, 2004

	Gross Carrying	Accumulated
	Amount	Amortization	Net

	(Unaudited)
Acquired facility contracts	$20,635,738	$(15,736,631)	$4,899,107
Non-compete agreements	100,000	(100,000)
Deferred loan costs	1,979,549	(298,188)	1,681,361
Acquired intellectual property	1,353,605	(246,746)	1,106,859
Other assets and intangibles	548,076		548,076
Deposits	744,002		744,002
Noncurrent portion of commission advances to facilities	502,656		502,656

Intangible assets	$25,863,626	$(16,381,565)	$9,482,061

      Amortization expense for the net carrying amount of intangible assets is estimated to be approximately $4.3 million for fiscal year 2004, $2.7 million for fiscal year 2005, $0.5 million for fiscal year 2006, $0.5 million for fiscal year 2007 and $0.2 million for fiscal year 2008.
      During 2002, Evercom also recorded a $1.5 million impairment loss against goodwill related to the acquisition of Fortunelinx, Inc., a subsidiary of Evercom. The recovery of this goodwill became questionable and an impairment analysis was performed when Fortunelinx, Inc. lost a significant customer.
      There were no impairment charges recognized in 2003.

7.	ACCRUED EXPENSES
      Accrued expenses consist of the following:

	December 31,

	2002	2003	June 30, 2004

			(Unaudited)
Accrued interest	$14,297,184	$179,440	$233,142
Facility commissions	6,669,075	6,830,882	6,798,697
Accrued dividends on preferred stock	4,464,586
Billing and collection fees	2,639,283	2,040,387	2,132,991
Accrued excise taxes payable	2,530,869	4,002,894	2,992,931
Accrued payroll and bonuses	1,540,219	2,791,169	1,358,267
Deferred revenue	979,136	2,665,597	4,110,515
Accrued income taxes	125,793	18,952
Other	2,309,583	2,152,372	2,238,122

	$35,555,728	$20,681,693	$19,864,665

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	LONG-TERM DEBT (SEE NOTE 3)
      The following is a summary of long-term debt:

	December 31,

	2002	2003		June 30, 2004

				(Unaudited)
Senior Notes	$115,000,000	$		$
Senior Credit Facility:
Revolving Loan Facility			5,990,863	7,280,836
Term Loan A			20,750,000	15,916,593
Term Loan B			12,000,000	12,000,000
Term Loan Facility	36,889,013
Subordinated Notes			1,667,000	1,667,000

	151,889,013		40,407,863	36,864,429
Less current portion of long-term debt	(115,000,000)		(13,074,270)	(12,280,836)

	$36,889,013		$27,333,593	$24,583,593

      Senior Notes — On June 27, 1997, Evercom issued $115.0 million of 11% senior notes maturing on June 30, 2007 (the “Senior Notes”). These notes were secured by all of the capital stock of Evercom. Interest on the Senior Notes was due semiannually. All of Evercom’s subsidiaries were fully, unconditionally, jointly and severally liable for the Senior Notes. Of the Senior Notes, $113.0 million were converted to equity on February 19, 2003 due to the reorganization (See Note 3). As a result of the reorganization all covenant rights of the Senior Noteholders were eliminated and, consequently, the remaining $2.0 million were re-designated as subordinated notes (the “Subordinated Notes”). In connection with the refinancing of the Senior Credit Facility on November 4, 2003, Evercom paid off $375,000 against the remaining Subordinated Notes.
      Senior Credit Facility — The Senior Credit Facility consisted of a $30.0 million revolving credit facility and a $36.0 million term loan facility secured by all the assets of Evercom. On November 4, 2003, Evercom completed a refinancing of the Senior Credit Facility. Evercom used the proceeds from the new Senior Credit Facility (i) to repay all outstanding obligations on the old Senior Credit Facility, (ii) to repay $375,000 of the Subordinated Notes plus accrued interest, and (iii) to fund fees and expenses of the transaction. The new senior credit facility (the “New Senior Credit Facility”) consists of a $25.5 million revolving loan (the “New Revolver”), a $22.0 million term loan A (“New Term Loan A”) and a $10.0 million term loan B (“New Term Loan B”). The New Senior Credit Facility is secured by all the assets of Evercom, including the stock of its direct and indirect subsidiaries. In connection with the refinancing, Evercom recognized a loss of $3,452,781 related to the write off of the previously capitalized loan costs and prepayment penalties.
      The New Revolver is subject to a borrowing base limitation equal to 85% of Evercom’s “eligible receivables” as defined in the credit agreement. From November 4, 2003 through March 31, 2004, the first $3.0 million of the New Revolver shall bear interest and be payable monthly at either: (i) index rate, as defined, plus 1.5% or (ii) LIBOR plus 3.5%. After March 31, 2004 through the remaining term, the first $1.5 million of the New Revolver shall bear interest and be payable monthly at either: (i) index rate, as defined, plus 1.5% or (ii) LIBOR plus 3.5%. The remaining outstanding New Revolver balance shall bear interest and be payable monthly at either: (i) index rate, as defined, plus 1.0% or (ii) LIBOR plus 3.0% at Evercom’s option, subject to certain parameters defined in the credit agreement. Interest on the New Revolver was 5.4% at December 31, 2003. Evercom draws from the available credit on the New Revolver

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to cover normal business cash requirements. Repayments on the New Revolver are made when receipts are collected via a lockbox agreement directly to Evercom’s depository account, which is then applied against any outstanding New Revolver balance. The New Revolver matures in February 2008 and has no scheduled principal payments until maturity. On December 31, 2003, Evercom had $14.5 million of borrowing availability on the New Revolver. On June 30, 2004, Evercom had $9.7 million of borrowing availability on the New Revolver. Based on EITF 95-22 “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-Box Arrangement”, the outstanding revolver balance as of December 31, 2003 and June 30, 2004 has been classified as a current liability.
      Under the New Revolver, Evercom also has available a $7.5 million sub-facility for letters of credit typically used to provide collateral for service bonds required by contracts with correctional facilities. As of December 31, 2003, $5.5 million of this line had been utilized. Evercom pays 3.0% interest on the amount reserved for collateral on the letters of credit.
      The New Term Loan A requires interest to be paid monthly at either: (i) index rate, as defined, plus 2% or (ii) at the election of the Borrower, LIBOR plus 4%. Interest on the Term Loan A was 5.6% at December 31, 2003. The New Term Loan A matures in February 2008 and requires quarterly principal repayments of $1,250,000 commencing on December 31, 2003 through December 31, 2007, with the remaining unpaid balance due in February 2008. Additional annual principal payments are required to the extent that Excess Cash Flow, as defined in the credit agreement, is generated in the preceding fiscal year as calculated using Evercom’s audited financial statements for the applicable fiscal year. The Excess Cash Flow sweep begins with Evercom’s fiscal year ended December 31, 2003, with the New Term Loan A requiring annual repayments of principal equal to 50% of Evercom’s Excess Cash Flow for the applicable fiscal year. A $2,083,407 principal payment was paid in April 2004 as a result of Excess Cash Flow generated in 2003.
      The New Term Loan B requires interest to be paid monthly at a fixed rate of 11% per annum. The New Term Loan B matures on November 4, 2008 and has no scheduled principal repayments until maturity unless Excess Cash Flow, as defined, exceeds certain minimum thresholds. Such a principal payment on the New Term Loan B will not be required in 2004 as Evercom’s 2003 Excess Cash Flow did not exceed these thresholds.
      On December 22, 2003, Evercom entered into an agreement to amend the existing credit agreement to increase the New Term Loan B to $12.0 million. The proceeds were used to purchase certain intellectual property and license from a third party for $1.6 million plus transaction costs and expenses. Of the purchase price, $250,000 was withheld at closing, pending certain terms and conditions as set forth in the asset purchase agreement.
      Covenants and Other — The New Senior Credit Facility contains financial and operating covenants requiring, among other items, the maintenance of certain financial ratios, including total debt to EBITDA (as defined in the credit facility) and EBITDA to fixed charges, in addition to a minimum EBITDA requirement, maximum capital expenditures and maximum prepaid commissions. Additionally, the New Senior Credit Facility contains various covenants, which, among other things, limit Evercom’s ability to incur additional indebtedness, restrict Evercom’s ability to invest in and divest of assets and restrict the payments of dividends to shareholders. As of December 31, 2003, Evercom was not in compliance with the maximum capital expenditure covenant. On April 13, 2004, Evercom and its lenders amended the New Senior Credit Facility to waive the noncompliance as of December 31, 2003. Additionally, as of March 31, 2004, Evercom was not in compliance with the covenant required by the Senior Credit Facility to deliver audited financial statements within ninety days after the end of the fiscal year. Evercom was also not in compliance with the covenant requiring regulatory approval for the New Senior Credit Facility because one state approval had not been obtained as of March 31, 2004. On April 13, 2004, Evercom and its

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
lenders amended the New Senior Credit Facility to extend the deadline for the delivery of the audited financial statements to April 16, 2004 and to extend the deadline for the regulatory approval to May 31, 2004. On May 27, 2004, Evercom received regulatory approval as required in the Senior Credit Facility.
      At December 31, 2003, the scheduled maturities of long-term debt were as follows:

2004	$13,074,270
2005	5,000,000
2006	5,000,000
2007	5,333,593
2008	12,000,000

$40,407,863

9.	INCOME TAXES
      A summary of the income tax expense is as follows:

	December 31,
				June 30,
	2001	2002	2003	2004

				(Unaudited)
Current income tax expense provision:
State	$84,550	$6,887	$45,537	$52,385
Federal				592,821

Total	$84,550	$6,887	$45,537	$645,206

      The following is a reconciliation of income tax expense (benefit) reported in the statement of operations at:

	December 31,

	2001	2002	2003	June 30, 2004

				(Unaudited)
Tax (benefit) expense at statutory rates	$(4,271,722)	$(11,041,975)	$(209,749)	$1,559,848
Effect of state income taxes	(230,108)	(105,379)	45,537	34,050
Effect of nondeductible goodwill amortization and impairment	759,953	2,608,385
Valuation allowance on deferred tax assets	4,381,468	8,565,853	(13,679,162)	162,287
Loss of NOL deductions and other adjustments to gross deferred tax assets			13,195,597	(1,138,082)
Other	(555,041)	(19,997)	693,314	27,103

	$84,550	$6,887	$45,537	$645,206

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of temporary differences giving rise to deferred income tax assets and (liabilities) were:

	December 31,

	2002	2003	June 30, 2004

			(Unaudited)
Reserves for unbillable uncollectible chargebacks	$3,832,714	$2,821,515	$2,911,247
Other reserves	1,318,872	2,049,206	3,133,533
Amortization of intangibles	16,852,957	13,598,949	12,521,960
Net operating loss carryforward	9,446,363
Depreciation	(1,463,498)	(2,161,424)	(2,096,208)
Valuation allowance	(29,987,408)	(16,308,246)	(16,470,532)

Net deferred income tax asset (liability)	$—	$—	$—

      Evercom has established a valuation allowance for deferred tax assets primarily as a result of operating losses. Evercom was unable to determine that it is more likely than not that the deferred tax assets related to this loss will be realized and has established a valuation allowance for deferred tax assets. Evercom accumulated a federal income tax net operating loss carryforward of approximately $27.9 million through December 31, 2002, which was eliminated as a result of the reorganization in February 2003 (See Note 3). Due to the tax-free reorganization that occurred in February 2003, Evercom will not be able to utilize the net operating loss carryforward accumulated through December 31, 2002.

10.	STOCKHOLDERS’ EQUITY (SEE NOTE 3)
      The following describes the characteristics of stockholders’ equity (deficit) subsequent to the Exchange Offer and Reorganization on February 19, 2003. All of the old common stock, Senior Preferred Stock, First Preferred Series “A” Stock and related Warrants were cancelled as a result of the transaction.
      Common Stock — At December 31, 2003, 7,500,000 million shares of Common Stock of Evercom are authorized, 5,905,557 shares of Common Stock are issued and outstanding, including 40,000 restricted shares issued to an officer of Evercom. On December 31, 2003, the incremental compensation expense on the restricted shares issued to the officer was determined based on the estimated fair value of the Common Stock on the grant date, which resulted in a compensation charge of $139,940 recorded in the consolidated statement of operations and unearned compensation of $142,260 recorded on the consolidated balance sheet as of December 31, 2003. For the six months ended June 30, 2004, Evercom recognized $195,280 as compensation expense related to the restricted stock issued to a director. As of June 30, 2004, unearned compensation on the consolidated balance sheet was $86,920. The restricted shares vest over a three-year period at 25% in the first year, 45% in the second year and 30% in year three.
      Warrants — In February 2003, in connection with the reorganization, warrants to purchase 952,976 shares of Common Stock were issued to former shareholders of Evercom, Inc. Of this amount, warrants to purchase approximately 2% interest in Evercom or 114,567 shares of Common Stock were granted at an exercise price of either $0.01 or $10.00 per share, at the discretion of each warrant holder. In June of 2003, 114,557 of these warrants were exercised, resulting in proceeds of $67,360. The remaining ten warrants expired.
      Warrants to purchase an additional 838,409 shares of Common Stock were issued to the former shareholders of Evercom, Inc. and expire 10 years from the grant date. The exercise prices of the

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
remaining outstanding warrants, which exceeded the estimated fair value of the Common Stock at the grant date, are as follows:

	Number of
	Warrants	Exercise Price

	167,683	$25.57
	335,363	$33.09
	335,363	$39.09

Total Warrants at December 31, 2003 and June 30, 2004	838,409

All warrants held prior to February 19, 2003 were cancelled in the reorganization.
      Options — On May 26, 1998, Evercom’s Board of Directors approved the Evercom, Inc. 1998 Stock Option Plan (the “Old Plan”). The Old Plan provided for the grant of options to purchase shares of Class “A” Common Stock to certain officers and employees. As a result of the February 2003 reorganization, all options previously granted under the Old Plan were equitably adjusted and repriced by the Board of Directors to be exercisable into an aggregate of 100 shares of Common Stock at an exercise price of $10 per share (“Repriced Options”). On February 19, 2003, Evercom’s Board of Directors approved the 2002 Evercom Holdings, Inc. Option Plan (the “New Plan”). Under the New Plan additional options to acquire 526,000 shares of Common Stock were granted to certain officers and employees during the year ended December 31, 2003. Each option is exercisable for one share of Common Stock at an exercise price of $10.00 per share. Of these options 307,000 vest over three years (“Time Vested”) and 219,000 vest in the event that a “liquidity event” occurs, provided Evercom is valued in such transaction above certain predetermined levels (“Event Based Vested”).
      In accordance with Financial Interpretation No. 44, (“FIN 44”) the Repriced Options and additional Time Vested options granted to holders of the Repriced Options, a total of 267,100 Time Vested options are considered to be variable options. At the date of the modification, the estimated fair value of Evercom’s Common Stock exceeded the exercise price of each stock option and as such no compensation expense was recorded at that time. Changes in the estimated fair market value of Evercom’s Common Stock may result in future changes to compensation expense. A total of 267,099 Time Vested variable options were outstanding as of December 31, 2003. As of December 31, 2003, the exercise price exceeded the estimated fair value of the common stock. Therefore, no compensation expense has been recorded as of December 31, 2003. For the six months ended June 30, 2004, based on the intrinsic value of these options, Evercom recorded $835,913 of compensation expense. As of June 30, 2004, unearned compensation on the balance sheet related to these options was $464,859.
      All of the Event Based Vested options are considered variable options and compensation expense will be measured and recognized only when the likelihood of the triggering event becomes probable. Accordingly, no compensation expense has been recognized as of December 31, 2003 related to the Event Based Vested options.

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following information summarizes the shares subject to options:

Old Plan

				Weighted Average Exercise
	Number of Shares			Price per Share

	2003	2002	2001	2003	2002	2001

Options outstanding — beginning of year	4,646	5,249	3,046	$2,000	$2,000	$2,534
Granted	—	—	2,525	—	—	1,385
Expired and forfeited	(4,646)	(603)	(322)	(2,000)	2,000	2,000

Options outstanding — end of year	—	4,646	5,249	$—	$2,000	$2,009

Options exercisable — end of year	—	3,949	1,815

New Plan

		Weighted Average
	Number of	Exercise Price
	Shares	per Share

	2003	2003

Options outstanding — beginning of year	—	$—
Granted	526,100	10
Expired and forfeited	(1)	10

Options outstanding — end of year	526,099	$10

Options exercisable — end of year	18,750

      The following table summarizes information about options outstanding at December 31, 2003:

		Weighted
		Average
	Number	Remaining
Exercise Price	Outstanding	Contractual Life

$10	526,099	9.14 years

11.	RELATED-PARTY TRANSACTIONS
      One of Evercom’s subsidiaries leased office space from a stockholder under a lease with total payments in 2001, 2002, 2003 and for the six months ended June 30, 2003 and 2004 of $122,436, $144,240, $146,880, $76,072 (unaudited) and $78,704 (unaudited), respectively. The lease term extends through December 31, 2006, at which time Evercom has an option to extend the lease for an additional five years.
      During 2002, Evercom sold telephone equipment with a net book value of $0 and inventory with a value of $76,200 to a stockholder in exchange for forgiveness of the stockholder’s accrued dividends on such stockholder’s preferred stock in the amount of $95,000.

12.	BENEFIT PLAN
      Evercom’s subsidiaries sponsor 401(k) savings plans for the benefit of eligible full-time employees, which are qualified benefit plans in accordance with the Employee Retirement Income Security Act

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(“ERISA”). Employees participating in the plan can generally make contributions to the plan of up to 15% of their compensation. The plans provide for discretionary matching contributions by Evercom of up to 50% of an eligible employee’s contribution. Total plan expenses were $272,350, $278,753, $228,750, $168,790 (unaudited) and $158,824 (unaudited) for the years ended December 31, 2001, 2002, 2003 and for the six months ended June 30, 2003 and 2004, respectively.

13.	COMMITMENTS AND CONTINGENCIES
      Operating Leases — Evercom leases office furniture, office space, vehicles and other equipment under various operating lease agreements. Rent expense under these operating lease agreements was $1,178,218, $1,233,571, $1,064,311, $540,918 (unaudited) and $518,915 (unaudited) the years ended December 31, 2001, 2002, 2003 and for the six months ended June 30, 2003 and 2004, respectively. Minimum future rental payments under noncancelable operating leases for each of the next five years ending December 31 and thereafter and in the aggregate are:

Year Ending
December 31,

2004	$715,629
2005	556,658
2006	500,074
2007	319,728
2008	159,565

$2,251,654

      Employment Agreements — As of December 31, 2003, Evercom had entered into an employment agreement with two key members of management, which provided for minimum compensation levels and incentive bonuses along with provisions for termination of benefits in certain circumstances.
      Litigation — Evercom is subject to various legal proceedings and claims that arise in the ordinary course of business operations. In the opinion of management, the amount of liability, if any, with respect to these actions would not materially affect the financial position, results of operations or cash flows of Evercom.
      Class Action Lawsuits — Evercom, Inc., Evercom Systems, Inc. and/or some of the predecessors in interest to Evercom Systems, Inc., are parties to several lawsuits brought by prisoners, and family members of prisoners, in various jails and prisons in several states. The causes of action vary among the cases, but common allegations are antitrust violations, unfair trade practices, constitutional claims such as due process and equal protection, and claims under the Telecommunication Act. The lawsuits seek actual damages and injunctive relief, as well as punitive damages, statutory damages under various state statutes, and attorneys’ fees for the plaintiffs’ counsel. Each lawsuit also sought certification as a class action, with all persons who are recipients of, and/or who have been billed for, telephone calls initiated by inmates confined in jails, prisons or other correctional facilities as the plaintiff class. Evercom does not believe that any of these suits have merit and is vigorously defending against each of them. In the opinion of management, we are unable to determine the possible outcome or to estimate the amount or range, if any, of potential loss if the outcome is unfavorable to Evercom. Therefore, no amount has been recorded in the consolidated financial statements.
      Evercom has received notice from four parties that certain features of Evercom’s call processing technology or certain equipment used in certain facilities may infringe upon such parties’ patents. Should Evercom’s call processor, any material feature or certain equipment purchased thereof be determined to violate applicable patents, Evercom would be required to cease using these features or obtain appropriate

EVERCOM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
licenses for the use of such technology. In the opinion of management, we are unable to determine the possible outcome or to estimate the amount or range, if any, of potential loss if the outcome is unfavorable to Evercom. Therefore, no amount has been recorded in the consolidated financial statements.

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS
      Pursuant to SFAS No. 107, Disclosures About Fair Value of Financial Instruments, Evercom is required to disclose an estimate of the fair value of Evercom’s financial instruments. Evercom believes that the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are a reasonable estimate of their fair value because of the short-term maturities of such instruments. Because the interest rates of the amounts borrowed under the Term Loan Facility, the Term Loan A and the Revolving Loan Credit are variable, their fair values approximate their carrying values. The Term Loan B has a fixed rate of 11%, however the fair value of the amounts borrowed under the Term Loan B approximates the carrying value as of December 31, 2003 since Evercom entered this arrangement in November 2003.
      The fair value of the Subordinated Notes is based on their quoted market value. The following is a summary of the carrying value of Evercom’s debt instruments:

	2003			2002

	Historical			Historical
	Carrying Value	Fair Value		Carrying Value	Fair Value

Senior Notes	$	$		$115,000,000	$46,000,000
Subordinated Notes	1,667,000		1,667,000
Senior Credit Facility
Revolving Loan Facility	5,990,863		5,990,863
Term Loan A	20,750,000		20,750,000
Term Loan B	12,000,000		12,000,000
Term Loan Facility				36,889,013	36,889,013

15.	SUBSEQUENT EVENT
      In March 2004, Evercom entered into a non-binding letter of intent with a third party who is interested in acquiring 100% of Evercom’s stock.
      On July 10, 2004, Evercom entered into an agreement and plan of merger with a third party to acquire 100% of Evercom’s stock.
* * * * * *

$154,000,000
OFFER TO EXCHANGE
11% Second-priority Senior Secured Notes Due 2011

PROSPECTUS

                    , 2005
Dealer Prospectus Delivery Obligation
      Until                     ,           , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers
Indemnification Under the Delaware General Corporation Law
      Section 145 of the Delaware General Corporation Law, as amended, (the “DGCL”), authorizes a Delaware corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
      Section 145 further authorizes a Delaware corporation to indemnify any person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.
      The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. The certificate of incorporation of Securus contains these limitations on the personal liability of directors. These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.
      Article VII of the articles of incorporation of Securus are substantially identical to the provisions of Section 145 of the Delaware General Corporation Law.
      Article VII A of the Company’s articles of incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, agent or employee of the Company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding to the fullest extent and in the manner set forth in and permitted by the General Corporation Law.
      Article VII B of the Company’s articles of incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, agent or employee of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding to the fullest extent and in the matter set forth in and permitted by the General Corporation Law.
      Article VII G of the Company’s articles of incorporation gives the Company the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of Article VII or under Section 145 of the General Corporation Law or any other provision of law.
      The Company has purchased and maintains insurance under which, subject to the limitations of such policies, coverage is provided to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer.

Item 21.	Exhibits and Financial Statement Schedules

2.1	Agreement and Plan of Merger by and among TZ Holdings, Inc., New Mustang Acquisition, Inc., Evercom Holdings, Inc. and such individual designated by Evercom Holdings, Inc. who joins the Agreement and Plan of Merger (as Indemnification Representative, solely with respect to Sections 1.10, 6.4, 7.11, 9.2, 11.5, 11.6 and 12.14), dated as of July 10, 2004.*

3.1	Amended and Restated Certificate of Incorporation of Securus Technologies, Inc., filed on August 6, 2004, as amended on September 21, 2004*

3.2	Amended and Restated Bylaws of Securus Technologies, Inc.*

3.3	Certificate of Incorporation of T-Netix, Inc., filed on September 7, 2001, as amended*

3.4	Bylaws of T-Netix, Inc.*

3.5	Articles of Incorporation of Telequip Labs, Inc., filed on November 9, 1987, as amended*

3.6	Amended and Restated Bylaws of Telequip Labs, Inc.*

3.7	Articles of Incorporation of T-NETIX Telecommunications, Inc., filed on February 11, 1988, as amended*

3.8	Bylaws of T-NETIX Telecommunications, Inc.*

3.9	Articles of Incorporation of SpeakEZ, Inc., Inc., filed on February 6, 1987, as amended*

3.10	Bylaws of SpeakEZ, Inc.*

3.11	Articles of Incorporation of T-Netix Monitoring Corporation, filed on July 10, 1990, as amended*

3.12	Bylaws of T-Netix Monitoring Corporation*

3.13	Certificate of Incorporation of Evercom Holdings, Inc., filed on November 25, 2002, as amended*

3.14	Bylaws of Evercom Holdings, Inc.*

3.15	Amended and Restated Certificate of Incorporation of Evercom, Inc., filed on February 19, 2003*

3.16	Bylaws of Evercom, Inc.*

3.17	Certificate of Incorporation of Evercom Systems, Inc., filed on August 22, 1997, as amended*

3.18	Bylaws of Evercom Systems, Inc.*

3.19	Certificate of Incorporation of Everconnect, Inc., filed on September 8, 1997, as amended*

3.20	Bylaws of Everconnect, Inc.*

4.1	Form of 11% Second-priority Senior Secured Notes due 2001*

4.2	Indenture, dated as of September 9, 2004, by and among Securus, T-Netix, Inc., a Delaware corporation, T-NETIX Telecommunications Services, Inc., a Texas corporation, T-Netix Monitoring Corporation, a Colorado corporation, SpeakEZ, Inc., a Colorado corporation, Telequip Labs, Inc., a Nevada corporation, Evercom Holdings, Inc., Evercom, Inc., EverConnect, Inc., a Delaware corporation, Evercom Systems, Inc., a Delaware corporation, and The Bank of New York Trust Company, N.A.*

4.3	Registration Rights Agreement, dated August 18, 2004, by and among Securus Technologies, Inc., Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated.*

4.4	Security Agreement, dated September 9, 2004, by and among Securus Technologies, Inc., T-Netix, Inc., a Delaware corporation, T-NETIX Telecommunications Services, Inc., a Texas corporation, T-Netix Monitoring Corporation, a Colorado corporation, SpeakEZ, Inc., a Colorado corporation, Telequip Labs, Inc., a Nevada corporation, Evercom Holdings, Inc., a Delaware corporation, Evercom, Inc., a Delaware corporation, EverConnect, Inc., a Delaware corporation, Evercom Systems, Inc., a Delaware corporation, and The Bank of New York Trust Company, N.A.*

4.5	Patent Security Agreement, dated September 9, 2004, by and among Securus Technologies, Inc., T-Netix, Inc., a Delaware corporation, T-NETIX Telecommunications Services, Inc., a Texas corporation, T-Netix Monitoring Corporation, a Colorado corporation, SpeakEZ, Inc., a Colorado corporation, Telequip Labs, Inc., a Nevada corporation, Evercom Holdings, Inc., Evercom, Inc., EverConnect, Inc., a Delaware corporation, Evercom Systems, Inc., a Delaware corporation and The Bank of New York Trust Company, N.A.*

4.6	Copyright Security Agreement, dated September 9, 2004, by and among Securus Technologies, Inc., T-Netix, Inc., a Delaware corporation, T-NETIX Telecommunications Services, Inc., a Texas corporation, T-Netix Monitoring Corporation, a Colorado corporation, SpeakEZ, Inc., a Colorado corporation, Telequip Labs, Inc., a Nevada corporation, Evercom Holdings, Inc., Evercom, Inc., EverConnect, Inc., a Delaware corporation, Evercom Systems, Inc., a Delaware corporation and The Bank of New York Trust Company, N.A.*

4.7	Trademark Security Agreement, dated September 9, 2004, by and among Securus Technologies, Inc., T-Netix, Inc., a Delaware corporation, T-NETIX Telecommunications Services, Inc., a Texas corporation, T-Netix Monitoring Corporation, a Colorado corporation, SpeakEZ, Inc., a Colorado corporation, Telequip Labs, Inc., a Nevada corporation, Evercom Holdings, Inc., Evercom, Inc., EverConnect, Inc., a Delaware corporation, Evercom Systems, Inc., a Delaware corporation and The Bank of New York Trust Company, N.A.*

4.8	Pledge Agreement, dated September 9, 2004, by and among Securus Technologies, Inc., T-Netix, Inc., Evercom Holdings, Inc., Evercom, Inc., and The Bank of New York Trust Company, N.A.*

4.9	Credit Agreement, dated September 9, 2004, by and among Securus Technologies, Inc., as the Borrower, the Subsidiaries of the Borrower, as Guarantors, the Financial Institutions party thereto as the Lenders, and ING Capital LLC as the Issuing Lender and Administrative Agent.*

4.10	Intercreditor Agreement, dated as of September 9, 2004, by and among Laminar Direct Capital, L.P., a Delaware limited partnership, Securus, T-Netix, Inc., a Delaware corporation, T-NETIX Telecommunications Services, Inc., a Texas corporation, T-Netix Monitoring Corporation, SpeakEZ, Inc., a Colorado corporation, Telequip Labs, Inc., a Nevada corporation, Evercom Holdings, Inc., a Delaware corporation, Evercom, Inc., a Delaware corporation, EverConnect, Inc., a Delaware corporation, Evercom Systems, Inc., a Delaware corporation, and The Bank of New York Trust Company, N.A.*

4.11	Intercreditor Agreement, dated as of September 9, 2004, by and among ING Capital, LLC, as Intercreditor Agent, The Bank of New York Trust Company, N.A., as Trustee, Securus Technologies, Inc., and each subsidiary of Securus Technologies, Inc. listed on Schedule I hereto.*

5.1	Opinion of White & Case LLP*

10.1	Stockholders Agreement, dated September 20, 2004, by and among Securus Technologies, Inc., H.I.G.-TNetix, Inc., a company organized under the laws of the Cayman Islands, American Capital Strategies, Ltd., a Delaware corporation, Laminar Direct Capital, L.P., a Delaware limited partnership, and each of the other investors then or thereafter set forth on the signature pages thereto.*

10.2	Restricted Stock Purchase Agreement, dated as of September 9, 2004, between Securus Technologies, Inc. and Richard Falcone.*

10.3	Amended and Restated Consulting Services Agreement, dated as of September 9, 2004, by and between T-Netix, Inc., Evercom Systems, Inc. and H.I.G. Capital, LLC.*

10.4	Amended and Restated Professional Services Agreement, dated as of September 9, 2004, by and between T-Netix, Inc., Evercom Systems, Inc., and H.I.G. Capital, LLC.*

12	Computation of Ratio of Earnings to Fixed Charges*

21	Schedule of Subsidiaries of Securus*

23.1	Consent of KPMG LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of White & Case LLP (included in exhibit 5.1)*

24.1	Powers of Attorney (included on signature pages hereto)

25	Statement of Eligibility of Trustee on Form T-1 of Bank of New York as Trustee.*

99.1	Form of Letter of Transmittal*

99.2	Notice of Guaranteed Delivery*

99.3	Letter to Clients*

99.4	Letter to Registered Holders*

99.5	Form of Instructions to Registered Holder from Beneficial Owner*

99.6	Form of Exchange Agent Agreement.*

      * Previously filed.
      (b) Financial Statement Schedules.

Item 22.	Undertakings
      (a) Each of the undersigned registrants hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (c) Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.
      (d) Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers and controlling persons of each of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either of the registrants of expenses incurred or paid by a director, officer or controlling person of either of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each of the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, State of Texas, on June 24, 2005.

SECURUS TECHNOLOGIES, INC.

/s/ Richard Falcone
Richard Falcone, Chief Executive Officer
      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

Principal Executive Officer:

/s/ Richard Falcone Richard Falcone	President, Chief Executive Officer and Director	June 24, 2005

Principal Financial and Accounting Officer:

/s/ Keith S. Kelson Keith S. Kelson	Chief Financial Officer	June 24, 2005

/s/ Richard E. Cree* Richard E. Cree	Chairman and Director	June 24, 2005

/s/ Sami Mnaymneh* Sami Mnaymneh	Director	June 24, 2005

/s/ Tony Tamer* Tony Tamer	Director	June 24, 2005

/s/ Brian Schwartz* Brian Schwartz	Director	June 24, 2005

/s/ Douglas Berman* Douglas Berman	Director	June 24, 2005

/s/ Lewis Schoenwetter* Lewis Schoenwetter	Director	June 24, 2005

/s/ James Neal Thomas* James Neal Thomas	Director	June 24, 2005

/s/ Jack McCarthy* Jack McCarthy	Director	June 24, 2005

*By:/s/ Richard Falcone Richard Falcone		June 24, 2005
Attorney-in-fact

EXHIBIT INDEX

23.1	Consent of KPMG LLP

23.2	Consent of Deloitte & Touche LLP